1933 Act Registration No. 333-229611
1940 Act registration No. 811-21111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 1	☒
Post-Effective Amendment No.	☐
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 31	☒

THRIVENT VARIABLE ANNUITY ACCOUNT I
(Exact Name of Registrant)
Thrivent Financial for Lutherans
(Name of Depositor)
625 Fourth Avenue South,
Minneapolis, Minnesota 55415
(Address of Principal Executive Offices)
Depositor’s Telephone Number, including Area Code: 920-628-2347
Cynthia K. Mueller

4321 North Ballard Road
Appleton, WI 54919
(Name and Address of Agent for Service)
Approximate Date of Proposed Public Offering:As soon as practicable after effectiveness of the registration statement.
TITLE OF SECURITIES BEING REGISTERED
Interests in a separate account under flexible premium deferred variable annuity contracts.
The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Thrivent Variable Annuity Account I
Prospectus For
Thrivent AdvisorFlex Variable AnnuityTM
Issued By Thrivent Financial for Lutherans
Service Center:	Corporate Office:
4321 North Ballard Road Appleton, WI 54919-0001 Telephone: (800) 847-4836 E-mail: mail@thrivent.com	625 Fourth Avenue South Minneapolis, MN 55415-1665 Telephone: (800) 847-4836 E-mail: mail@thrivent.com
This Prospectus describes an individual flexible premium deferred variable annuity contract (the “Contract”) (form # ICC16 W-WR-FPVA) offered by Thrivent Financial for Lutherans (“Thrivent Financial,” “we,” “us” or “our”), a fraternal benefit society organized under Wisconsin law.
The Contract is sold by a broker-dealer who is registered as a registered investment advisor, through their registered representatives/investment advisor representatives. The Contract is intended to be used by investors who have engaged the investment advisor and investment advisor representatives to manage their Contracts’ Accumulated Value for a fee.
We offer another variable annuity product with different product features, benefits, and charges. Ask your financial professional about availability and the details. This prospectus also describes certain optional features, not all of which may be available at the time you are interested in purchasing your Contract; we reserve the right to prospectively restrict availability of certain optional features. We reserve the right to reject any applications, subject to any applicable nondiscrimination laws and to our own standards and guidelines.
We allocate premiums based on your designation to one or more Subaccounts of Thrivent Variable Annuity Account I (the “Variable Account”) and/or the Fixed Account. The assets of each Subaccount will be invested solely in a corresponding Portfolio, which is an open-end management investment company (commonly known as a “mutual fund”). The Subaccounts available under this Contract invest in the following Portfolios:
American Funds IS® Global Growth Portfolio
American Funds IS® Growth-Income Portfolio
American Funds IS® International Portfolio
BlackRock Total Return V.I. Portfolio
DFA VA International Small Portfolio
DFA VA U.S. Targeted Value Portfolio
Fidelity® VIP Emerging Markets Portfolio
Fidelity® VIP International Capital Appreciation Portfolio
Fidelity® VIP Value Portfolio
Janus Henderson Enterprise Portfolio
John Hancock Core Bond Trust Portfolio
John Hancock International Equity Index Trust Portfolio
John Hancock Strategic Income Opportunities Trust Portfolio
MFS® Variable Insurance Trust II – MFS® Blended Research® Core Equity Portfolio
MFS® Variable Insurance Trust II – MFS® Corporate Bond Portfolio
MFS® Variable Insurance Trust III – MFS® Global Real Estate Portfolio
MFS® Variable Insurance Trust II – MFS® International Value Portfolio
MFS® Variable Insurance Trust III – MFS® Mid Cap Value Portfolio
MFS® Variable Insurance Trust II – MFS® Technology Portfolio
MFS® Variable Insurance Trust – MFS® Value Series Portfolio
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)
PIMCO VIT Long-Term U.S. Government Portfolio
PIMCO VIT Real Return Portfolio
Principal Diversified International Portfolio
Principal Government & High Quality Bond Portfolio
Principal SmallCap Portfolio
Templeton Global Bond VIP Portfolio
Thrivent All Cap Portfolio
Thrivent Balanced Income Plus Portfolio
Thrivent Diversified Income Plus Portfolio
Thrivent Global Stock Portfolio
Thrivent High Yield Portfolio
Thrivent Income Portfolio
Thrivent International Allocation Portfolio
Thrivent Large Cap Growth Portfolio
Thrivent Large Cap Index Portfolio
Thrivent Large Cap Value Portfolio
Thrivent Limited Maturity Bond Portfolio
Thrivent Low Volatility Equity Portfolio
Thrivent Mid Cap Index Portfolio
Thrivent Mid Cap Stock Portfolio
Thrivent Money Market Portfolio
Thrivent Multidimensional Income Portfolio
Thrivent Opportunity Income Plus Portfolio
Thrivent Partner Emerging Markets Equity Portfolio
Thrivent Partner Growth Stock Portfolio
Thrivent Partner Healthcare Portfolio
Thrivent Real Estate Securities Portfolio
Thrivent Small Cap Growth Portfolio
Thrivent Small Cap Index Portfolio
Thrivent Small Cap Stock Portfolio
Vanguard® VIF Capital Growth Portfolio
Vanguard® VIF International Portfolio
Vanguard® VIF Short-Term Investment-Grade Portfolio
Vanguard® VIF Small Company Growth Portfolio
Vanguard® VIF Total Bond Market Index Portfolio
Vanguard® VIF Total Stock Market Index Portfolio

Please see the Prospectus for each Portfolio for the investment objectives and risks.
Additional information about us, the Contract and the Variable Account is contained in a Statement of Additional Information (“SAI”) dated April 30, 2019. That SAI was filed with the Securities and Exchange Commission and is incorporated by reference in this Prospectus. You may obtain a copy of the SAI and all other documents required to be filed with the SEC without charge by calling us at 1-800-847-4836, going online at thrivent.com, or by writing us at Thrivent Financial for Lutherans, 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001. In addition, the Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains the SAI and all other documents required to be filed with the SEC. The Table of Contents for the SAI may be found on Page 50 of this Prospectus.

An investment in the Contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in the Contract involves investment risk including the possible loss of principal.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This Prospectus sets forth concisely the information about the Contract that a prospective investor ought to know before investing, and should be read and kept for future reference. We have not authorized anyone to provide you with information that is different.
The date of this Prospectus is ______, 2019.

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Definitions
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Accumulated Value. The sum of the accumulated values for your Contract in Subaccounts and the Fixed Account on or before the Annuity Date.
Age. The Annuitant’s Issue Age increased by one on each Contract Anniversary.
Annuitant. The person(s) named in the Contract whose life is used to determine the duration of annuity payments involving life contingencies.
Annuity Date. The date when annuity income payments will begin if an Annuitant is living on that date.
Cash Surrender Value. The Cash Surrender Value on any day is the greater of the Accumulated Value minus any Surrender Charge or the minimum amount required by law.
Contract. The flexible premium deferred variable annuity contract offered by Thrivent Financial and described in this Prospectus.
Contract Anniversary. The same date in each succeeding year as the Date of Issue.
Contract Owner. The person who controls all the rights under the Contract while the Annuitant is alive. The Annuitant is the Contract Owner, unless another owner is named in the Contract application or the Contract is assigned to another person.
Contract Year. The period from one Contract Anniversary to the next. The first Contract Year will be the period beginning on the Date of Issue and ending on the first Contract Anniversary.
Date of Issue. The date on which the application is signed.
General Account. The General Account is the general account of Thrivent Financial, which consists of all assets of Thrivent Financial other than those allocated to a Separate Account. Insurance benefits are paid from the General Account and are subject to Thrivent Financial’s claims-paying ability.
Issue Age. The age of the Annuitant on his or her birthday nearest the Date of Issue.
Medallion Signature Guarantee. A stamp provided by a financial institution that verifies your signature. An eligible guarantor institution, such as a national bank, brokerage firm, commercial bank, trust company, credit union, or a savings association participating in the Medallion Signature Guarantee Program provides that service.
Notice. A request signed by you or provided in another manner acceptable to us and received in good order by us at our Service Center.
Portfolio. A mutual fund in which a Subaccount invests. Each Subaccount invests exclusively in the shares of a corresponding Portfolio.
Qualified Plan. A retirement plan that receives favorable tax treatment under Section 408, 408A or similar provisions of the Internal Revenue Code.
Service Center. Thrivent Financial for Lutherans, 4321 North Ballard Road, Appleton, Wisconsin 54919-0001, telephone, 1-800-847-4836, or such other office as we may specify in a notice to the Contract Owner.
Spouse. An individual lawfully married to another individual as defined by federal tax law. The marriage must be recognized by the state, possession, or territory of the United States in which the marriage is entered into, regardless of domicile. Individuals who enter into a marriage under the laws of a foreign jurisdiction are recognized as married for federal tax law purposes if the relationship would be recognized as marriage under the laws of at least one state, possession, or territory of the United States, regardless of domicile.
Subaccount. A subdivision of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding Portfolio.
Valuation Day. Each day the New York Stock Exchange is open for trading. The Valuation Day ends at the close of trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time.

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Definitions
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Valuation Period. The period of time from the determination of Accumulation Values on a Valuation Day to the determination of those values on the next Valuation Day.
Variable Account. Thrivent Variable Annuity Account I, which is a Separate Account of Thrivent Financial.

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Fee and Expense Tables
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The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. For a complete discussion of Contract fees and expenses, see Charges and Deductions.
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. You pay no sales load when you make additional investments in the Contract. No state premium taxes are deducted.
Contract Owner Transaction Expense
Sales Load Imposed on Purchase (as a percentage of premium payments)	0%
Maximum Surrender Charge (as a percentage of excess amount surrendered)	2.00% [1]
Transfer Charge (after 24 free transfers per Contract Year)	$25 [2]
The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.
Periodic Fees and Expenses other than Portfolio Expenses
	Maximum	Current
Mortality & Expense Risk Charge (deducted daily from the average daily net assets in the Subaccounts)
Standard Death Benefit	0.50%	0.40%
Charges for Optional Benefit Rider
Maximum Anniversary Death Benefit Rider (MADB)[3]	0.40%	0.20%
Different fees and charges may apply after the Contract has been annuitized. See Charges and Deductions in this prospectus for a complete discussion.
The next table shows the maximum and minimum Total Annual Portfolio Operating Expenses for the year ended December 31, 2018, (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service fees and/or other expenses). Expenses may be higher or lower in future years. More detail concerning the fees and expenses is contained in the prospectuses for each Portfolio.
Total Annual Portfolio Operating Expenses4
	Maximum	Minimum
(expenses that are deducted from Fund Assets, including management fees and other expenses)	2.86%	0.13%
Each Subaccount of the Variable Account purchases shares of the corresponding Fund Portfolio at net asset value. The net asset value reflects the fees and expenses that are deducted from the assets of the Portfolio. The fees and other expenses are not fixed or specified under the terms of the Contract, and they may vary from year to year. More detail concerning the fees and expenses is contained in the prospectuses for the Portfolios.
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The next table describes a fee that we may charge in order to make certain external portfolios available as investment options under the Contract. The fee is assessed daily based on the net asset value of the portfolios that we specify. The fee is charged as a percentage of daily Accumulated Value in each subaccount. The charge may change at any time and may vary by subaccount.
Fund Facilitation Fee
Portfolios	Maximum	Current
American Funds IS® Global Growth	0.40%	0.35%
American Funds IS® Growth-Income	0.40%	0.35%
American Funds IS® International	0.40%	0.35%
BlackRock Total Return V.I.	0.40%	0.35%
DFA VA International Small	0.40%	0.35%
DFA VA US Targeted Value	0.40%	0.35%
Fidelity® VIP Emerging Markets	0.40%	0.20%
Fidelity® VIP International Capital Appreciation	0.40%	0.20%
Fidelity® VIP Value	0.40%	0.20%
Janus Henderson Enterprise	0.40%	0.20%
JHVIT Core Bond Trust	0.40%	0.10%
JHVIT International Equity Index	0.40%	0.10%
JHVIT Strategic Income Opportunities	0.40%	0.10%
MFS Blended Research Core Equity	0.40%	0.10%
MFS Corporate Bond	0.40%	0.10%
MFS Global Real Estate	0.40%	0.10%
MFS International Value	0.40%	0.10%
MFS Mid Cap Value	0.40%	0.10%
MFS Technology	0.40%	0.10%
MFS Value Series	0.40%	0.10%
PIMCO VIT Emerging Markets Bond	0.40%	0.35%
PIMCO VIT Global Bond Opportunities (Unhedged)	0.40%	0.35%
PIMCO VIT Long-Term U.S. Government	0.40%	0.35%
PIMCO VIT Real Return	0.40%	0.35%
Principal Diversified International	0.40%	0.35%
Principal Government & High Quality Bond	0.40%	0.35%
Principal Small Cap	0.40%	0.35%
Templeton Global Bond VIP	0.40%	0.20%
Vanguard VIF Capital Growth	0.40%	0.35%
Vanguard VIF International	0.40%	0.35%
Vanguard VIF Short-Term Investment-Grade	0.40%	0.35%
Vanguard VIF Small Company Growth	0.40%	0.35%
Vanguard VIF Total Bond Market Index	0.40%	0.10%
Vanguard VIF Total Stock Market Index	0.40%	0.10%
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Examples
The following two examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Portfolio fees and expenses. The following two examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year, assumes a 0.40% Fund Facilitation Fee, assumes both the maximum and the minimum fees and expenses of the Portfolios.
Example 1 shows a Contract with an MADB Rider and portfolio ranges that yield the most expensive total cost. Example 2 shows the cost of a Contract without an MADB Rider and the corresponding range of portfolio expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
Example 1: Contract with the MADB Rider5

	Years
	1	3	5	10
If you surrender your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$589	$1,347	$2,115	$4,331
Minimum Portfolio Expenses:	$321	$ 541	$ 768	$1,696
If you annuitize your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$589	$1,347	$2,115	$4,331
Minimum Portfolio Expenses:	$321	$ 541	$ 768	$1,696
If you do not surrender your Contract at end of the applicable time period with
Maximum Portfolio Expenses:	$408	$1,254	$2,115	$4,331
Minimum Portfolio Expenses:	$135	$ 441	$ 768	$1,696

Example 2: Contract without the MADB Rider6

	Years
	1	3	5	10
If you surrender your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$561	$1,243	$1,939	$4,002
Minimum Portfolio Expenses:	$292	$ 429	$ 569	$1,259
If you annuitize your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$561	$1,243	$1,939	$4,002
Minimum Portfolio Expenses:	$292	$ 429	$ 569	$1,259
If you do not surrender your Contract at end of the applicable time period with
Maximum Portfolio Expenses:	$378	$1,149	$1,939	$4,002
Minimum Portfolio Expenses:	$105	$ 328	$ 569	$1,259

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Notes to Fee and Expense Tables:
1 In the first Contract Year, you may surrender without a surrender charge up to 10% of the Accumulated Value existing at the time the first surrender is made in the Contract Year. For subsequent contract years, the 10% free amount is based on the prior contract anniversary value. Only the amount in excess of that amount (the “Excess Amount”) will be subject to a surrender charge. A surrender charge is deducted if a full or partial surrender occurs during the first three years after each premium payment has been allocated. The surrender charge is 2% during the first Contract Year and 1% for the second and third contract years. Surrenders reduce accumulated premiums in the order that the premiums were allocated to this Contract (first-in, first-out order). No surrender charge is deducted for surrenders occurring more than 3 years since the last premium was applied. The surrender charge also will be deducted if the annuity payments begin during the first three Contract Years, except under certain circumstances as described in Surrender Charge. The duration of each accumulated premium is the number of full years since that premium was allocated to this Contract.
2 You are allowed 24 free transfers per Contract Year. Subsequent transfers (other than the Dollar Cost Averaging and Asset Rebalancing Programs) will incur a $25 transfer charge.
3 The Maximum Anniversary Death Benefit (MADB) Rider Charge is a charge for the optional rider that may be elected at the time of application. This charge is deducted quarterly, beginning three months after the Date of Issue, on the same day of the month as the Date of Issue (or if that day does not occur in that month, on the last day of that month). On the day of the MADB charge, the amount of the charge is determined by multiplying the MADB by the MADB Charge rate and dividing by 4.
4 Thrivent Financial has agreed to reimburse certain expenses other than the advisory fees for certain Thrivent Portfolios. After taking these contractual and voluntary arrangements into account, the actual range (maximum and minimum) of total operating expenses charged by the Portfolios was between 1.20% to 0.24%. The reimbursements may be discontinued at any time. The amounts are based on the arithmetic average of expenses paid in the year ended December 31, 2018, for all of the available Portfolios, adjusted to reflect anticipated changes in fees and expenses. With respect to new Portfolios, amounts are based on estimates for the current fiscal year. For external Portfolios, please see their prospectuses for information on any expense reimbursements they provide.
5 For this example, the following assumptions are used: 0.50% mortality and expense risk charge, 0.40% MADB Rider charge, 0.40% Fund Facilitation Fee, and portfolio operating expenses ranging from 2.86% to 0.13%.
6 For this example, the following assumptions are used: 0.50% mortality and expense risk charge, 0.40% Fund Facilitation Fee, and portfolio operating expenses ranging from 2.86% to 0.13%.
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Summary
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Please see Definitions at the beginning of this Prospectus for definitions of several technical terms, which can help you understand details about your Contract. The Summary is an introduction to various topics related to the Contract. For more detailed information on each subject, refer to the appropriate section of this Prospectus.
The Contract
The Contract along with any riders, endorsements, amendments, application, and our Articles of Incorporation and Bylaws constitutes your entire agreement. See The Contract.
This prospectus contains all material provisions of the Contract. Any variations are pursuant to state law. Provisions that vary by state law are specifically disclosed under applicable sections of The Contract.
We issue individual flexible premium deferred variable annuity contracts. In order to purchase a Contract, you must submit an application to us through one of our financial professionals who is also a registered representative/investment advisor of Thrivent Investment Management Inc. We only offer the Contract to a member or to a person eligible for membership who is also applying for membership. The Contract may be sold to or in connection with retirement plans that may or may not qualify for special Federal tax treatment under the Internal Revenue Code. Annuity payments under the Contract are deferred until the Annuity Date.
The minimum acceptable initial premium is $100,000. We may, at our discretion, waive this initial premium requirement. You may pay additional premiums under the Contract, but we may choose not to accept any additional premium less than $50. We also reserve the right to limit all premiums paid on the Contract to a total of $1 million.
Allocation of Premiums. You may allocate premiums under the Contract to one or more of the Subaccounts of the Variable Account, or the Fixed Account. Certain investment options may be unavailable in some states.
The Accumulated Value of the Contract in the Subaccounts will vary primarily based on the investment experience of the Portfolios whose shares are held in the Subaccounts designated. The interest rate that applies to the Fixed Account depends upon the rate in effect on the date of the allocation and subsequent rates guaranteed to never fall below the Contract minimum.
Optional Investment Programs. We offer optional Dollar Cost Averaging and Asset Rebalancing Programs. See The Contract—Dollar Cost Averaging and The Contract
—Asset Rebalancing.
Free Look Period. You have the right to return the Contract within 10 days after you receive it. Some states require a longer free look period.
Surrenders. If you request surrender on or before the Annuity Date, we will pay to you all or part of the Accumulated Value of a Contract after deducting any applicable surrender charge or tax withholdings. Partial surrenders must be for at least $200 and must not reduce the remaining Accumulated Value in the Contract to less than $10,000. Under certain circumstances the Contract Owner may make surrenders after the Annuity Date.
Transfers. On or before the Annuity Date, you may request the transfer of all or a part of your Contract’s Accumulated Value to or from the Subaccounts or the Fixed Account. You may request 24 free transfers per Contract Year. Subsequent transfers (other than the Dollar Cost Averaging and Asset Rebalancing Programs) will incur a $25 transfer charge. We reserve the right to limit the number of transfers you make in any Contract Year. See The Contract—Transfers of Accumulated Value for more details, including the restrictions on transfers.
Death Benefits. The Contract offers a Standard Death Benefit if the Annuitant dies before the Annuity Date. After the Annuity Date, amounts payable, if any, depend upon the terms of the settlement option. For an additional charge, you may purchase an optional death benefit rider which may increase the death benefit if the Annuitant dies before the Annuity Date. The optional death benefit is called the Maximum Anniversary Death Benefit (MADB) Rider.

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Summary
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See The Contract—Maximum Anniversary Death Benefit Rider.
Annuity Provisions
You may select an annuity settlement option or options. See Annuity Provisions for more details.
Federal Tax Status
For a description of the federal income tax status of annuities, see Federal Tax Status—Taxation of Annuities in General. Generally, a distribution from a Contract before the taxpayer attains age 59 1⁄2 will result in a penalty tax of 10% of the amount of the distribution which is included in gross income. Death proceeds paid to beneficiaries are also subject to income tax.

Thrivent Financial and the Variable Account
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Thrivent Financial
Thrivent Financial is a not-for-profit financial services membership organization of Christians helping our members achieve financial security and give back to their communities. We were organized in 1902 as a fraternal benefit society under Wisconsin law, and comply with Internal Revenue Code Section 501(c)(8). We are licensed to sell insurance in all states and the District of Columbia.
For more information, visit Thrivent.com.
The Variable Account
The Variable Account is a separate account of ours, which became available on October 31, 2002. The Variable Account meets the definition of a “separate account” under the federal securities laws. We have caused the Variable Account to be registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.
We are not a trustee with respect to such assets. However, the Wisconsin laws under which the Variable Account is operated provide that the Variable Account shall not be chargeable with liabilities arising out of any other business we may conduct. The Variable Account will be fully funded at all times for the purposes of federal securities laws. We may transfer to our General Account assets of the Variable Account which exceed the reserves and other liabilities of the Variable Account.
Income and realized and unrealized gains and losses from each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. We may accumulate in the Variable Account the charge for expense and mortality risk, the Fund Facilitation Fee, mortality gains and losses and investment results applicable to those assets that are in excess of net assets supporting the Contracts.

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Investment Options
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Variable Investment Options and the Subaccounts
You may allocate the premiums paid under the Contract and transfer from the Contract’s Accumulated Value to the Subaccounts of the Variable Account. We invest the assets of each Subaccount in a corresponding Portfolio. The Subaccounts and the corresponding Portfolios are listed below. Certain Subaccounts may include a Fund Facilitation Fee. For more information about the Fund Facilitation Fee, see Charges and Deductions - Fund Facilitation Fee.
Subaccount	Corresponding Portfolio
American Funds IS® Global Growth Subaccount	American Funds IS® Global Growth Portfolio Class 1 Shares
American Funds IS® Growth-Income Subaccount	American Funds IS® Growth-Income Portfolio Class 1 Shares
American Funds IS® International Subaccount	American Funds IS® International Portfolio Class 1 Shares
Blackrock Total Return V.I. Subaccount	Blackrock Total Return V.I. Portfolio Class I
DFA VA International Small Subaccount	DFA VA International Small Portfolio Institutional Class
DFA VA U.S. Targeted Value Subaccount	DFA VA U.S. Targeted Value Portfolio Institutional Class
Fidelity® VIP Emerging Markets Subaccount	Fidelity ® VIP Emerging Markets Portfolio Initial Class
Fidelity® VIP International Capital Appreciation Subaccount	Fidelity ® VIP International Capital Appreciation Portfolio Initial Class
Fidelity® VIP Value Subaccount	Fidelity ® VIP Value Portfolio Initial Class
Janus Henderson Enterprise Subaccount	Janus Henderson Enterprise Portfolio Institutional Shares
John Hancock Core Bond Trust Subaccount	John Hancock Core Bond Portfolio Series I
John Hancock International Equity Index Trust Subaccount	John Hancock International Equity Index Trust Portfolio Series I
John Hancock Strategic Income Opportunities Trust Subaccount	John Hancock Strategic Income Opportunities Trust Portfolio Series I
MFS Blended Research Core Equity Subaccount	MFS Blended Research Core Equity Portfolio Initial Class
MFS Corporate Bond Subaccount	MFS Corporate Bond Portfolio Initial Class
MFS Global Real Estate Subaccount	MFS Global Real Estate Portfolio Initial Class
MFS International Value Subaccount	MFS International Value Portfolio Initial Class
MFS Mid Cap Value Subaccount	MFS Mid Cap Value Portfolio Initial Class
MFS Technology Subaccount	MFS Technology Portfolio Initial Class
MFS Value Series Subaccount	MFS Value Series Portfolio Initial Class
PIMCO VIT Emerging Markets Bond Subaccount	PIMCO VIT Emerging Markets Bond Portfolio Institutional Class
PIMCO VIT Global Bond Opportunities Subaccount (Unhedged)	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged) Institutional Class
PIMCO VIT Long-Term U.S. Government Subaccount	PIMCO VIT Long-Term U.S. Government Portfolio Institutional Class
PIMCO VIT Real Return Subaccount	PIMCO VIT Real Return Portfolio Institutional Class
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Investment Options
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Subaccount	Corresponding Portfolio
Principal Diversified International Subaccount	Principal Diversified International Portfolio
Principal Government and High Quality Bond Subaccount	Principal Government and High Quality Bond Portfolio
Principal SmallCap Subaccount	Principal SmallCap Portfolio
Templeton Global Bond VIP Subaccount	Templeton Global Bond VIP Portfolio Class 1
Thrivent All Cap Subaccount	Thrivent All Cap Portfolio
Thrivent Balanced Income Plus Subaccount	Thrivent Balanced Income Plus Portfolio
Thrivent Diversified Income Plus Subaccount	Thrivent Diversified Income Plus Portfolio
Thrivent Global Stock Subaccount	Thrivent Global Stock Portfolio
Thrivent High Yield Subaccount	Thrivent High Yield Portfolio
Thrivent Income Subaccount	Thrivent Income Portfolio
Thrivent International Allocation Subaccount	Thrivent International Allocation Portfolio
Thrivent Large Cap Growth Subaccount	Thrivent Large Cap Growth Portfolio
Thrivent Large Cap Index Subaccount	Thrivent Large Cap Index Portfolio
Thrivent Large Cap Value Subaccount	Thrivent Large Cap Value Portfolio
Thrivent Limited Maturity Bond Subaccount	Thrivent Limited Maturity Bond Portfolio
Thrivent Low Volatility Equity Subaccount	Thrivent Low Volatility Equity Portfolio
Thrivent Mid Cap Index Subaccount	Thrivent Mid Cap Index Portfolio
Thrivent Mid Cap Stock Subaccount	Thrivent Mid Cap Stock Portfolio
Thrivent Money Market Subaccount	Thrivent Money Market Portfolio
Thrivent Multidimensional Income Subaccount	Thrivent Multidimensional Income Portfolio
Thrivent Opportunity Income Plus Subaccount	Thrivent Opportunity Income Plus Portfolio
Thrivent Partner Emerging Markets Equity Subaccount	Thrivent Partner Emerging Markets Equity Portfolio
Thrivent Partner Growth Stock Subaccount	Thrivent Partner Growth Stock Portfolio
Thrivent Partner Healthcare Subaccount	Thrivent Partner Healthcare Portfolio
Thrivent Real Estate Securities Subaccount	Thrivent Real Estate Securities Portfolio
Thrivent Small Cap Growth Subaccount	Thrivent Small Cap Growth Portfolio
Thrivent Small Cap Index Subaccount	Thrivent Small Cap Index Portfolio
Thrivent Small Cap Stock Subaccount	Thrivent Small Cap Stock Portfolio
Vanguard® VIF Capital Growth Subaccount	Vanguard ® VIF Capital Growth Portfolio
Vanguard® VIF International Subaccount	Vanguard ® VIF International Portfolio
Vanguard® VIF Short-Term Investment Grade Subaccount	Vanguard ® VIF Short-Term Investment Grade Portfolio
Vanguard® VIF Small Company Growth Subaccount	Vanguard ® VIF Small Company Growth Portfolio
Vanguard® VIF Total Bond Market Index Subaccount	Vanguard ® VIF Total Bond Market Index Portfolio
Vanguard® VIF Total Stock Market Index Subaccount	Vanguard ® VIF Total Stock Market Index Portfolio

The following table summarizes each Portfolio’s investment objective and investment adviser/subadviser:
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Investment Options
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Portfolio	Investment Objective	Investment Adviser/Subadviser
American Funds IS® Global Growth Portfolio Class 1 Shares	To provide long-term growth of capital.	Capital Research and Management CompanySM
American Funds IS® Growth-Income Portfolio Class 1 Shares	To achieve long-term growth of capital and income.	Capital Research and Management CompanySM
American Funds IS® International Portfolio Class 1 Shares	To provide long-term growth of capital.	Capital Research and Management CompanySM
Blackrock Total Return V.I. Portfolio Class I	To seek to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC/BlackRock International Limited, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited
DFA VA International Small Portfolio Institutional Class	To achieve long-term capital appreciation.	Dimensional Fund Advisors LP/Dimensional Fund Advisors Ltd. & DFA Australia Limited
DFA VA U.S. Targeted Value Portfolio Institutional Class	To achieve long-term capital appreciation.	Dimensional Fund Advisors LP
Fidelity® VIP Emerging Markets Portfolio Initial Class	To seek capital appreciation.	Fidelity Management & Research Company (FMR)
Fidelity® VIP International Capital Appreciation Portfolio Initial Class	To seek capital appreciation.	Fidelity Management & Research Company (FMR)
Fidelity® VIP Value Portfolio Initial Class	To seek capital appreciation.	Fidelity Management & Research Company (FMR)
Janus Henderson Enterprise Portfolio Institutional Shares	To seek long-term growth of capital.	Janus Capital Management, LLC.
John Hancock Core Bond Trust Portfolio Series I	To seek total return consisting of income and capital appreciation.	John Hancock Investment Management Services, LLC/Wells Capital Management, Inc.
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Investment Options
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Portfolio	Investment Objective	Investment Adviser/Subadviser
John Hancock International Equity Index Trust Portfolio Series I	To seek to track the performance of a broad-based equity index of foreign companies, primarily in developed countries and, to a lesser extent, in emerging markets.	John Hancock Investment Management Services, LLC/SSGA Funds Management, Inc.
John Hancock Strategic Income Opportunities Trust Portfolio Series I	To seek a high level of current income.	John Hancock Investment Management Services, LLC/John Hancock Asset Management, a division of Manulife Asset Management (US) LLC.
MFS Blended Research Core Equity Portfolio Initial Class	To seek capital appreciation.	MFS
MFS Corporate Bond Portfolio Initial Class	To seek total return with an emphasis on current income, but also considering capital appreciation.	MFS
MFS Global Real Estate Portfolio Initial Class	To seek total return.	MFS
MFS International Value Portfolio Initial Class	To seek capital appreciation.	MFS
MFS Mid Cap Value Portfolio Initial Class	To seek capital appreciation.	MFS
MFS Technology Portfolio Initial Class	To seek capital appreciation.	MFS
MFS Value Series Portfolio Initial Class	To seek capital appreciation.	MFS
PIMCO VIT Emerging Markets Bond Portfolio Institutional Class	To seek maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged) Institutional Class	To seek maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO
PIMCO VIT Long-Term U.S. Government Portfolio Institutional Class	To seek maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO
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Investment Options
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Portfolio	Investment Objective	Investment Adviser/Subadviser
PIMCO VIT Real Return Portfolio Institutional Class	To seek maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO
Principal Diversified International Portfolio	To seek long-term growth of capital.	Principal Management Corporation/Principal Global Investors, LLC.
Principal Government and High Quality Bond Portfolio	To seek to provide a high level of current income consistent with safety and liquidity.	Principal Management Corporation/Edge Asset Management, Inc.
Principal SmallCap Portfolio	To seek long-term growth of capital.	Principal Management Corporation/Principal Global Investors, LLC.
Templeton Global Bond VIP Portfolio Class 1	To seek high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.	Franklin Advisers, Inc.
Thrivent All Cap Portfolio	To seek long-term growth of capital.	Thrivent Financial
Thrivent Balanced Income Plus Portfolio	To seek long-term total return through a balance between income and the potential for long-term capital growth.	Thrivent Financial
Thrivent Diversified Income Plus Portfolio	To seek to maximize income while maintaining prospects for capital appreciation.	Thrivent Financial
Thrivent Global Stock Portfolio	To seek long-term capital growth.	Thrivent Financial
Thrivent High Yield Portfolio	To achieve a higher level of income, while also considering growth of capital as a secondary objective.	Thrivent Financial
Thrivent Income Portfolio	To achieve a high level of income over the longer term while providing reasonable safety of capital.	Thrivent Financial
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Investment Options
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Portfolio	Investment Objective	Investment Adviser/Subadviser
Thrivent International Allocation Portfolio	To seek long-term capital growth.	Thrivent Financial/Goldman Sachs Asset Management, L.P.
Thrivent Large Cap Growth Portfolio	To achieve long-term growth of capital.	Thrivent Financial
Thrivent Large Cap Index Portfolio	To seek total returns that track the performance of the S&P 500 Index*.	Thrivent Financial
Thrivent Large Cap Value Portfolio	To achieve long-term growth of capital.	Thrivent Financial
Thrivent Limited Maturity Bond Portfolio	To seek a high level of current income consistent with stability of principal.	Thrivent Financial
Thrivent Low Volatility Equity Portfolio	To seek long-term capital appreciation with lower volatility relative to global equity markets.	Thrivent Financial
Thrivent Mid Cap Index Portfolio	To seek total returns that track the performance of the S&P MidCap 400 Index*.	Thrivent Financial
Thrivent Mid Cap Stock Portfolio	To seek long-term capital growth.	Thrivent Financial
Thrivent Money Market Portfolio	To achieve the maximum current income that is consistent with stability of capital and maintenance of liquidity.	Thrivent Financial
Thrivent Multidimensional Income Portfolio	To seek a high level of current income and, secondarily, growth of capital.	Thrivent Financial
Thrivent Opportunity Income Plus Portfolio	To seek a combination of current income and long-term capital appreciation.	Thrivent Financial
Thrivent Partner Emerging Markets Equity Portfolio	To seek long-term capital growth.	Thrivent Financial/Aberdeen Asset Managers Limited.
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Investment Options
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Portfolio	Investment Objective	Investment Adviser/Subadviser
Thrivent Partner Growth Stock Portfolio	To achieve long-term growth of capital and, secondarily, increase dividend income.	Thrivent Financial/T. Rowe Price Associates, Inc.
Thrivent Partner Healthcare Portfolio	To seek long-term capital growth.	Thrivent Financial/BlackRock Investment Management, LLC
Thrivent Real Estate Securities Portfolio	To seek to provide long-term capital appreciation and high current income.	Thrivent Financial
Thrivent Small Cap Growth Portfolio	To seek long-term capital growth.	Thrivent Financial
Thrivent Small Cap Index Portfolio	To seek capital growth that tracks the performance of the S&P SmallCap 600 Index*.	Thrivent Financial
Thrivent Small Cap Stock Portfolio	To seek long-term capital growth.	Thrivent Financial
Vanguard® VIF Capital Growth Portfolio	To seek to provide long-term capital appreciation.	PRIMECAP Management Company
Vanguard® VIF International Portfolio	To seek to provide long-term capital appreciation.	Baillie Gifford Overseas Ltd. & Schroeder Investment Management North America Inc.
Vanguard® VIF Short-Term Investment Grade Portfolio	To seek to provide current income while maintaining limited price volatility.	The Vanguard Group, Inc.
Vanguard® VIF Small Company Growth Portfolio	To seek to provide long-term capital appreciation.	ArrowMark Colorado Holdings, LLC. & The Vanguard Group, Inc.
Vanguard® VIF Total Bond Market Index Portfolio	To seek to track the performance of a broad, market-weighted bond index.	The Vanguard Group, Inc.
Vanguard® VIF Total Stock Market Index Portfolio	To seek to track the performance of a benchmark index that measures the investment return of the overall stock market.	The Vanguard Group, Inc.
* The S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Thrivent Financial for Lutherans (“Thrivent Financial”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by Thrivent Financial. Thrivent Financial variable insurance products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S& P, and of their respective affiliates
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Investment Options
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(collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Thrivent Financial variable insurance products or any member of the public regarding the advisability of purchasing variable insurance contracts generally or in the Thrivent Financial variable insurance contracts particularly or the ability of the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes to track general market performance. S&P Dow Jones Indices only relationship to Thrivent Financial with respect to the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes is the licensing of the Indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to Thrivent Financial or the Thrivent Financial variable insurance products. S&P Dow Jones Indices have no obligation to take the needs of Thrivent Financial or the owners of the Thrivent Financial variable insurance products into consideration in determining, composing or calculating the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Thrivent Financial variable insurance products or the timing of the issuance or sale of the Thrivent Financial variable insurance contract or in the determination or calculation of the equation by which a Thrivent Financial variable insurance product is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Thrivent Financial variable insurance product. There is no assurance that investment products based on the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500, S&P MIDCAP 400, AND S&P SMALLCAP 600 INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THRIVENT FINANCIAL, OWNERS OF THE THRIVENT FINANCIAL VARIABLE INSURANCE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500, S&P MIDCAP 400, AND S&P SMALLCAP 600 INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THRIVENT FINANCIAL, OTHER THAN THE LICENSORS OR S&P DOW JONES INDICES.
Each Portfolio has its own investment objective, investment program, policies and restrictions. Although the investment objectives and policies of certain Portfolios may be similar to the investment objectives and policies of other Portfolios, we do not represent or assure you that the investment results will be comparable to any other Portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in Portfolio performance. For all of these reasons, you should expect investment results to differ. In particular, certain Portfolios available only through the Contract may have names similar to portfolios not available through the Contract. The performance of a Portfolio not available through the Contract does not indicate performance of the similarly named Portfolio available through the Contract.
Before selecting any Subaccount, you should carefully read the prospectuses for each Portfolio. You should periodically consider your allocation among Subaccounts in light of current market conditions and your investment goals, risk tolerance and financial circumstances. The Portfolio prospectuses provide more complete information about the Portfolios in which the Subaccounts invest, including investment objectives and policies, risks, charges, and expenses.

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Investment Options
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Shares of Thrivent Portfolios are sold to other Portfolios, to other insurance company separate accounts of ours and of our wholly owned subsidiary, Thrivent Life Insurance Company (“Thrivent Life”), and to other insurance company separate accounts not affiliated with us. We may, in the future, create new Portfolios. It is conceivable that in the future it may be disadvantageous for both variable annuity separate accounts and variable life insurance separate accounts and for Thrivent Life and us to invest simultaneously in the Portfolio, although we do not foresee any such disadvantages to either variable annuity or variable life insurance Contract Owners. The Portfolio’s management intends to monitor events in order to identify any material conflicts between such Contract Owners and to determine what action, if any, should be taken in response. Material conflicts could result from, for example:
♦	Changes in state insurance laws;
♦	Changes in Federal income tax law;
♦	Changes in the investment management of the Portfolio; or
♦	Differences in voting instructions between those given by the Contract Owners from the different separate accounts.
If we believe the responses of the Portfolio to any of those events or conflicts insufficiently protects Contract Owners, we may take appropriate action on our own. Such action could include the sale of shares by one or more of the separate accounts, which could have adverse consequences.
The Subaccounts will purchase and redeem shares from the corresponding Portfolios at net asset value. Shares will be redeemed to the extent necessary for us to collect charges under the Contracts, to make payments upon surrenders, to provide benefits under the Contracts, or to transfer assets from one Subaccount to another Subaccount, or the Fixed Account, as requested by Contract Owners. Any dividend or capital gain distribution received from a Portfolio will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding Subaccount.
Addition, Deletion, Combination, or Substitution of Investments
At our sole discretion and to the fullest extent permitted by law, we reserve the right to make certain changes to the structure and operation of the Variable Account, including, among others, the right to:
♦	Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
♦	Substitute shares of another Portfolio, which may have differences such as (among other things) different fees and expenses, objectives, and risks, for shares of an existing Portfolio in which your Subaccount invests at our discretion;
♦	Substitute or close Subaccounts to allocations of premiums or Accumulated Value, or both, and to existing investments or the investment of future premiums, or both, at any time in our discretion;
♦	Transfer assets supporting the Contract from one Subaccount to another or from the Variable Account to another Variable Account;
♦	Combine the Variable Account with other variable accounts, and/or create new variable accounts;
♦	Deregister the Variable Account under the 1940 Act, or operate the Variable Account as a management investment company under the 1940 Act, or as any other form permitted by law; and
♦	Modify the provisions to reflect changes to the Subaccounts and the Variable Account and to comply with applicable law.
The Portfolios, which sell their shares to the Subaccounts, also may terminate these arrangements and discontinue offering their shares to the Subaccounts. We will not make any changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.
Income, gains and losses, whether or not realized, from the assets in each Subaccount are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. The value of the assets in the Variable Account is determined at the end of each Valuation Date.

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Investment Options
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If investment in any particular Portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may close or combine any of the current Portfolios. We may close a Portfolio to new investment, but continue to allow current investors to add additional premium payments, or we may combine the Portfolio with another Portfolio. The substituted investment option may have different fees and expenses. We will not make any substitutions without receiving any necessary approval of the SEC and state insurance departments, if applicable. You will be notified of any substitutions. This notification will include the name of the Portfolio being modified, the approximate date of the shareholder vote, the date the combination will be completed (if approved and if applicable), the date that the Portfolio will be closed to new investment selections, the date that funds can no longer be applied to the Portfolio and the description of where the current value will move to (if applicable) and where future premium payments (if any) will be applied. Subaccounts may be opened, closed or substituted with regard to any of the following as of any specified date: 1) existing Accumulated Value; 2) future payments; and 3) existing and/or future Owners. Each Portfolio sells its shares to the Subaccounts pursuant to a participation agreement and may terminate the agreement and discontinue offering its shares to the Subaccounts.
In addition, we reserve the right to make other structural and operational changes affecting the Variable Account.
We do not guarantee any money you place in the Subaccounts. The value of each Subaccount will increase or decrease, depending on the investment performance of the corresponding Portfolio and fees and charges. You could lose some or all of your money.
Voting Privileges
To the extent required by law, we will vote the Portfolio’s shares held in the Subaccount at regular and special shareholder meetings of the Portfolio in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the Portfolio’s shares in our own right, we may elect to do so.
Before the Annuity Date, the Contract Owner shall have the voting interest with respect to Portfolio’s shares attributable to the Contract.
The number of votes which a Contract Owner or person entitled to receive annuity payments has the right to instruct will be calculated separately for each Subaccount. The number of votes which each Contract Owner has the right to instruct will be determined by dividing a Contract’s Accumulated Value in a Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. The number of votes that each person entitled to receive annuity payments has the right to instruct will be determined by dividing the Contract’s reserves in a Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Portfolio which the Contract Owner or person entitled to receive annuity payments has the right to instruct will be determined as of the date coincident with the date established by the Portfolio for determining shareholders eligible to vote at the meeting of the Portfolio. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Portfolio.
Any Portfolio shares held in the Subccount for which we do not receive timely voting instructions, or which are not attributable to Contract Owners, will be voted by us in proportion to the instructions received from all Contract Owners. Any Portfolio shares held by us or our affiliates in General Accounts will, for voting purposes, be allocated to all separate accounts of ours and our affiliates having a voting interest in that Portfolio in proportion to each such separate account’s votes. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

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Investment Options
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Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Portfolio.
Voting privileges are not applicable to the Fixed Account.
Fixed Account
On or before the Annuity Date, you may allocate the premiums paid under the Contract and transfers from the accumulated value in other investment options to the Fixed Account. Any amounts allocated to the Fixed Account are invested with our General Account assets. Interest will be credited on premiums allocated to the Fixed Account and on amounts transferred to the Fixed Account from the date of allocation or transfer. The initial interest rate for each such allocation or transfer is guaranteed for 12 months, and subsequent interest rates will not change more frequently than every 12 months. Interest will be compounded daily and will never be less than the Fixed Account Guaranteed Interest Rate shown in your Contract. Interest guarantees are subject to Thrivent Financial’s claims-paying ability. The last-in, first-out accounting method will be used for partial surrenders, transfers, and transfer charges. Please see The Contract-Transfers of Accumulated Value for more information on transferring from the Fixed Account.
The amount transferred from the Fixed Account in any Contract Year may not exceed the greater of $10,000 and 50% of the Accumulated Value in the Fixed Account, excluding any Accumulated Value in the DCA Fixed Account, at the time the first transfer is made in that Contract Year.
A Maintenance of Solvency provision is a legal requirement of a fraternal benefit society. Please see Maintenance of Solvency for more information.

The Maintenance of Solvency provision applies to the Fixed Account in this Contract. The provision is only invoked in the event the reserves of our fraternal benefit society become impaired. If our reserves become impaired, you may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment based on each member’s fair share of the deficiency. If the payment is not made, it will be charged as a debt against the Contract with an interest rate of 5% per year. You may choose an equivalent reduction in benefits instead of or in combination with the debt. Any indebtedness and interest charged against the Contract, or any agreement for a reduction in benefits, shall have priority over the interest of any owner, beneficiary, or collateral assignee under the Contract.
Additional Information about the Fixed Account
Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (“1933 Act”), and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940 (“1940 Act”). Accordingly, the Fixed Account is generally not subject to the provisions of the 1933 or 1940 Acts. Disclosures regarding the Fixed Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses.

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The Contract
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Purchasing a Contract
You purchase a Contract by submitting an application to us through one of our financial professionals who is also a registered representative of Thrivent Investment Management Inc. Contracts are offered to members and people eligible for membership. This prospectus contains all material provisions of the Contract and any variations are pursuant to state law. In your application you select the features of your Contract, including:
♦	The amount of your initial premium must be at least $100,000.
♦	How you want your premiums allocated among the Subaccount(s), and/or the Fixed Account. We reserve the right to limit the number of allocations to subaccounts.
♦	Whether you want an optional death benefit rider.
♦	The beneficiary or beneficiaries you want to receive the benefit payable upon the death of the Annuitant.
♦	Premium amounts of $1 million or greater will require prior approval, and we reserve the right to limit the total amount of all premiums paid on the Contract to $1 million. We reserve the right to decline future applications if the premium on an Owner’s and/or Annuitant’s Contract is $1 million or greater. We reserve the right to decline applications that do not meet issue and suitability guidelines.
Processing Your Application
We will process your application when we receive it. Your Contract’s Date of Issue is generally the date you sign the application. If we determine that the application is not in good order, we will attempt to complete it within five business days. If the application is not complete at the end of this period, we will tell you the reason for the delay and we will return the initial premium unless you specifically consent to our keeping it until the application is complete.
Allocation of Premiums
We will allocate your initial premium among the Subaccount(s) and/or the Fixed Account according to your application. Any amount of your initial premium which you allocate to a Subaccount will be credited to your Contract with a number of Accumulation Units of that Subaccount based on the Subaccount’s Accumulation Unit Value at the end of that Valuation Period. Subsequent allocations to a Subaccount will be credited with a number of Accumulation Units of that Subaccount based on the Subaccount’s Accumulation Unit Value at the end of the Valuation Period when the allocation is made. See Subaccount Valuation.
The allocation percentages that you select must be in whole numbers and their sum must be 100%. We reserve the right to adjust allocation percentages to eliminate fractional percentages. Premiums that you pay after the initial premium are allocated at the end of the Valuation Period in which we receive them using the allocation percentages specified in your application. You may change the allocation percentages for future premiums without charge and at any time by giving us Written Notice or by telephone if you have that authorization. Unless specifically designated otherwise, any change will apply to all future premiums unless you request another change.
The values in the Subaccounts of the Variable Account will vary with the investment experience of the corresponding Portfolios. You bear the entire investment risk of the amounts allocated to Subaccounts of the Variable Account. You should periodically review your allocations of premiums in light of market conditions and your overall financial objectives.
Free Look Period
After you receive your Contract, you have a “free look” period of 10 calendar days (some states require a longer free look period, which will be indicated in your Contract) to decide if you want to keep it. If you decide to cancel the Contract within the free look period, you may do so by returning the Contract and providing Notice of cancellation to our Service Center or a financial professional. Once we receive the Contract and notice of cancellation, we will cancel the Contract and refund to you an amount equal to the Accumulated Value. The Accumulated Value may be more or less than your premium payment depending upon the investment performance. This means you bear the risk of any decline in your Accumulated Value until we

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receive your Contract and notice of cancellation. However, in certain states we must return your premium payment, if greater.
In addition to the “free look” period described, if your Contract is an IRA and you revoke it within 7 days after initially receiving the IRA disclosure, we will refund all premiums that you have paid regardless of the state in which the Contract was issued. If the Accumulated Value is higher, you have the right to receive the Accumulated Value in lieu of the initial premium payment. If you receive the higher Accumulated Value we will issue you a tax form for the earnings.
Accumulated Value of Your Contract
On or before the Annuity Date, your Contract’s value is expressed as its Accumulated Value. Your Contract’s Accumulated Value is the sum of the accumulated values in Subaccounts and the Fixed Account.
Your Contract’s Accumulated Value will reflect the investment experience of the chosen Subaccounts, any amount of value in the Fixed Account, any premiums that you pay, any surrenders you make, and any charges we assess in connection with the Contract. There is no guaranteed minimum Accumulated Value, and, because a Contract’s Accumulated Value on any future date depends upon a number of variables, it cannot be predetermined.
Subaccount Valuation
On any Valuation Day, the Accumulated Value of your investment in a Subaccount is equal to the number of Accumulation Units attributable to that Subaccount multiplied by the Accumulation Unit Value for that Subaccount. On any day that is not a Valuation Day, the Accumulated Value for a Subaccount will be determined on the next Valuation Day.
Accumulation Units. Transactions in and out of a Subaccount are made by crediting or reducing the number of Accumulation Units of the Subaccount in your Contract.
We credit your Contract with Accumulation Units of a Subaccount when:
♦	You allocate premiums to that Subaccount;
♦	You transfer Accumulated Value into that Subaccount from another Subaccount or the Fixed Account;
♦	Your Spouse is the sole beneficiary and elects to continue the Contract after your death, and the excess of the death benefit over the Accumulated Value is allocated to the Subaccount. For Federal Tax purposes, the term Spouse refers to an individual lawfully married to another individual.
We reduce the Accumulation Units in a Subaccount when:
♦	You transfer Accumulated Value out of that Subaccount into another Subaccount, or the Fixed Account;
♦	You make a surrender from that Subaccount;
♦	Transfer charges are applied against the Subaccount;
♦	Expenses for optional death benefit rider (if applicable) are applied against the Subaccounts.
Accumulation Unit Value
A Subaccount’s Accumulation Unit Value for your Contract is the unit price that is used whenever we credit or reduce Accumulation Units of the Subaccount. Accumulation Unit Values may increase or decrease at the end of each Valuation Period. We re-determine the Accumulation Unit Value for each Subaccount at the end of each Valuation Period. At the end of each Valuation Period, the Accumulation Unit Value for a Subaccount is equal to (1) multiplied by (2) where:
(1)Is the Accumulation Unit Value for that Subaccount at the end of the prior Valuation Period.
(2)The Net Investment Factor for accumulation unit values for the subaccount for that period.
Accumulation unit values are determined at the end of each Valuation Period before the transfer or allocation of any amounts to or from the subaccounts. The accumulation unit values may increase or decrease on each Valuation Day.

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The Contract
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Net Investment Factor
The Net Investment Factor for a Subaccount measures investment performance of that Subaccount. The Net Investment Factor for a Subaccount for a Valuation Period is determined by dividing (1) by (2) and then subtracting (3) and (4) where:
(1)Is the sum of:
(a)The net asset value per share of the corresponding Portfolio at the end of the Valuation Period; plus
(b)The per share amount of any dividend or capital gain distribution made by the Portfolio if the “ex-dividend” date occurs during the Valuation Period; plus or minus
(c)A per share charge or credit for any taxes reserved for that we determine to be a result of the investment operation of the Portfolio.
(2)Is the net asset value per share of the corresponding Portfolio of the Subaccount at the end of the prior Valuation Period.
(3)Is the charge for mortality and expense risks that we deduct for each day in the Valuation Period and is based upon the daily Accumulated Value in each subaccount. This charge may also be based upon the total Accumulated Value in the Subaccounts and is guaranteed not to exceed, on an annual basis, the Maximum Annual Mortality and Expense Risk Charge. An optional death benefit rider charge and fund facilitation fee may also apply.
(4)Is the charge for any Subaccount fee that reduces the Net Investment Factor. We deduct this charge for each day in the Valuation Period based on the daily Accumulated Value in the Subaccount.
Death Benefit Before the Annuity Date
Your Contract provides for a death benefit if the Annuitant’s death, or the death of the first Annuitant if this Contract has two Annuitants, occurs before the Annuity Date and the Accumulated Value is greater than zero. After the Annuity Date, amounts payable, if any, depend upon the terms of the settlement option. The amount of the Death Proceeds is the sum of (1) and (2) where:
(1)Is the greatest of:
(a)The Accumulated Value;
(b)The Standard Death Benefit; and
(c)The Death Proceeds under the Maximum Anniversary Death Benefit Rider, if applicable;
(2) Is the sum of any MADB Charges deducted prior to the death of the Annuitant, if that death occurs before the first Contract Anniversary. Otherwise, zero.
We calculate the death benefit at the end of the Valuation Period during which we receive at our Service Center due proof of the death of an Annuitant. Any amount of the death benefit in excess of the Accumulated Value will be allocated to the Subaccounts and/or the Fixed Account according to the ratio of the Accumulated Value in each to the Accumulated Value of the Contract. Once calculated, Death Proceeds may continue to be subject to the investment experience of the Subaccounts. When based on the investment experience of the Subaccounts, Death Proceeds may increase or decrease daily and are not guaranteed for a minimum dollar amount. Only when the beneficiary provides the claim form and all claim requirements in good order will that beneficiary’s share of the Death Proceeds be removed from the market so that claim payment can be made. In the case of multiple beneficiaries, we must receive a completed form from each beneficiary. We process each claim independently. Surrender charges do not apply to Death Proceeds.
Standard Death Benefit
A Standard Death Benefit is payable if the Annuitant dies before the Annuity Date. The Standard Death Benefit is equal to the adjusted sum of premiums as follows:
(1) As of the day a premium is received by us, the sum is increased by the amount of that premium.

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The Contract
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(2) As of the day a partial surrender is taken, the sum is decreased by the same proportion as the Accumulated Value was decreased by the amount taken.
If this Contract has been continued by a Spouse on any date after the Exchange Date, the adjusted sum of premiums will be determined using only premiums paid and Partial Surrenders taken on or after the Exchange Date. The Accumulated Value on the Exchange Date will be deemed a premium paid on that date for the purposes of this provision.
Maximum Anniversary Death Benefit Rider
If you purchase this rider, on any day before the first Contract Anniversary, the MADB is equal to the Standard Death Benefit.
On any day during the period beginning on the first Contract Anniversary and ending on the Contract Anniversary nearest the Annuitant’s 85th birthday (or, if there are two Annuitants, the Contract Anniversary nearest the older Annuitant’s 85th birthday), the MADB is the greatest of the Anniversary Death Benefits determined as of that day for each Contract Anniversary. The anniversary death benefit for a Contract Anniversary is the Accumulated Value on that anniversary adjusted as follows for any premiums paid and any partial surrenders taken after that anniversary:
(1)As of the day a premium is received by us, the benefit is increased by the amount of that premium.
(2)As of the day that a partial surrender is taken, the benefit is decreased by the same proportion as the Accumulated Value was decreased by the amount taken.
On any day after the Contract Anniversary nearest the Annuitant’s 85th birthday (or if there are two Annuitants, the Contract Anniversary nearest the older Annuitant’s 85th birthday), the MADB is equal to the amount calculated above on the anniversary nearest the 85th birthday, adjusted for any premiums paid and any partial surrenders taken after that anniversary.
If this Contract has been continued by a Spouse, then:
(1) For the sole purpose of calculating the MADB, the first Contract Anniversary on or after the Exchange Date will be deemed to be the first Contract Anniversary of this Contract; and
(2) The amount will be the greatest of the Anniversary Death Benefits calculated only for Contract Anniversaries on or after the Exchange Date.
This Maximum Anniversary Death Benefit Rider is not available if any Annuitant’s Issue Age (age nearest) is 75 or more. The benefit is only payable if the Annuitant dies before the Annuity Date. This rider will terminate on the earliest of the following:
(1) The date this contract terminates.
(2) The date we receive due proof of death of an Annuitant, except if this Contract is continued by the Annuitant’s Spouse and the Exchange Date is before the Contract Anniversary nearest the Spouse’s 85th birthday.
(3) The date the Accumulated Value is reduced to zero.
(4) The date we receive your Notice to cancel this rider.
Death of an Owner Before the Annuity Date
If you are an owner, but not the Annuitant, you may name a successor owner who will become an owner of this Contract if you die before any Annuitant and before the Annuity Date. If you do not name a successor owner or no successor owner survives you, then your estate will become an owner if you die before any Annuitant and before the Annuity Date. If an owner who is not the Annuitant dies before any Annuitant and before the Annuity Date, the Cash Surrender Value will be paid within five years of the date of the owner’s death to the surviving owners in proportion to each owner’s percentage of ownership. We will pay the Cash Surrender Value to the surviving owners in proportion to each owner’s percentage of ownership.
The Cash Surrender Value on any day is the greater of:
1) the Accumulated Value minus any Surrender Charge; and

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2) the minimum value required by section 7 of the Model Variable Annuity Regulation, Model #250.
There is no Cash Surrender Value if the Accumulated Value is zero.
In lieu of receiving the Cash Surrender Value as a lump sum, owners may receive proceeds according to settlement provisions. If your Spouse is the sole surviving owner, then the Spouse may elect, in lieu of receiving the Cash Surrender Value and to the extent permitted by law, to continue this Contract in force as the owner. This election by a Spouse may be made only once in this Contract.
The Cash Surrender Value payable under this provision will be calculated at the end of the Valuation Period during which we receive proof of death. Once calculated, the Cash Surrender Value may continue to be subject to the investment experience of the Subaccounts. When based on the investment experience of the Subaccounts, the Cash Surrender Value may increase or decrease daily and is not guaranteed as to minimum dollar amount.
Spouse Election to Continue the Contract
If an Annuitant dies before annuity payments begin and that Annuitant’s Spouse is the sole primary beneficiary, he or she may, to the extent permitted by law, elect to continue the Contract in force, in which case the surviving Spouse will become and be treated as the Annuitant and owner effective on the date that the death proceeds are calculated (“Exchange Date”). Any amount of Death Proceeds in excess of the Accumulated Value of the Contract will be allocated to the Subaccounts and the Fixed Account according to the ratio of the Accumulated Value in each to the Accumulated Value of the Contract.
If an election to receive Death Proceeds or to continue the Contract is not made within 60 days, the surviving Spouse will be deemed to have elected to continue the Contract effective on the Exchange Date. The Spouse will have 60 days from the date we receive proof of your death in which to elect to receive proceeds or to continue the Contract.
If the surviving Spouse elects to continue the Contract, the Standard Death Benefit and any optional death benefits will be determined according to your Contract based on the Accumulated Value on the Exchange Date. In addition, if there was Dollar Cost Averaging of the Fixed Account on the Contract, this feature will continue on the Contract of the surviving Spouse.
Death of Annuitant After the Annuity Date
If the Annuitant dies while we are paying you an annuity income under a settlement option, any amounts payable will depend on the terms of the settlement option. See Annuity Provisions—Settlement Options.
Surrender
On or before the Annuity Date while the Annuitant is living, you may surrender your Contract for its Cash Surrender Value or you may request a partial surrender or systematic partial surrender. Your request will not be processed until we receive it at our Service Center in good order. If we receive your surrender request before the close of regular trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, it will receive that day’s valuation.
Any surrender which you request will be made at the end of the Valuation Period during which the requirements for surrender are completed. We will pay you the proceeds from a surrender within seven days after the surrender is made.
The Cash Surrender Value of your Contract will be equal to the Accumulated Value of your Contract decreased by any surrender charge. See Charges and Deductions—Surrender Charge.
When you request a partial surrender, you specify the amount that you want to receive as a result of the surrender. The partial surrender may be any amount which: (1) is at least $200 (except when used to pay premiums on a Thrivent Contract); (2) does not exceed the Accumulated Value; and (3) does not reduce the remaining Accumulated Value in the Contract to less than $10,000.

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The Contract
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If the amount you request as a partial surrender would reduce the remaining Accumulated Value to less than $10,000, we may contact you to determine whether you would like a partial surrender of an amount that would result in remaining Accumulated Value of at least $10,000 or whether instead you would like to make a full surrender of your Contract.
If there is no surrender charge, or tax withholding associated with the surrender, the amount surrendered will be the amount that you request to receive. Otherwise, the amount surrendered will be the amount necessary to provide the amount requested after we apply the surrender charge, and any tax withholding.
When you request a partial surrender, we will allocate the partial surrender among the Subaccounts and the Fixed Account according to the ratio for the Contract of the Accumulated Value in each Subaccount, and the Fixed Account to the Accumulated Value of the Contract. Amounts surrendered from a Subaccount will be done by reducing Accumulation Units of that Subaccount.
After the Annuity Date, your Contract does not have an Accumulated Value that can be surrendered. However, surrender may be allowed under certain settlement options. See Annuity Provisions—Settlement Options.
You must have a Medallion Signature Guarantee if you want to surrender or withdraw a value of $500,000 or more. Certain surrender requests of less than $500,000 require either a Medallion Signature Guarantee, a notarized signature, or an attestation of your signature by a Thrivent financial professional. These authentication procedures are designed to protect against fraud. Such an authentication procedure may be required for:
♦	Surrender of a value of $100,000 or more;
♦	Request to withdraw or surrender if there has been a change of address on the account within the preceding 15 days; and
♦	Certain other transactions as determined by us.
A Medallion Signature Guarantee is a stamp provided by a financial institution that guarantees your signature. You sign the Thrivent Financial approved form and have the signature(s) guaranteed by an eligible guarantor institution such as a commercial bank, trust company, brokerage firm, credit union, or a savings bank participating in the Medallion Signature Guarantee Program. We may waive the Medallion Signature Guarantee in limited circumstances. A Notary Public is an individual who is authorized to authenticate signatures and can be found in law firms or many of the same places that an individual who provides Medallion Signature Guarantees can be found. Attestation by a financial professional requires the verification and witness of your signature by a Thrivent Financial professional. A partial surrender or surrender may result in adverse tax consequences, including the imposition of a 10% federal premature distribution penalty. For all surrenders, you should consider the tax implications of a surrender before you make a surrender request. See Federal Tax Status.
For more complete instructions pertaining to your individual circumstances, please contact our Service Center at (800) 847-4836.
Transfers of Accumulated Value
After the first allocation date and before the Annuity Date while an Annuitant is still living, you may request the transfer of all or a part of your Contract’s Accumulated Value among the Subaccounts and the Fixed Account. You can request a transfer by giving us Notice.
We will process your transfer request prior to the close of regular trading on the New York Stock Exchange (generally 4 p.m., Eastern time) at the close of business that same day. Requests received after the close of the New York Stock Exchange are processed the next Valuation Day. If you request a transfer to or from a Subaccount, we will credit or reduce your Accumulation Units of the chosen Subaccount. Transfers are subject to the following conditions:
♦	The total amount transferred from a Subaccount or the Fixed Account must be at least $200. However, if the total value in a Subaccount or the Fixed Account is less than $200, the entire amount may be transferred.

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♦	The amount transferred from the Fixed Account in any Contract Year may not exceed the greater of $10,000 and 50% of the Accumulated Value in the Fixed Account, excluding any Accumulated Value in the DCA Fixed Account, at the time the first transfer is made in that Contract Year.
♦	You may make 24 free transfers in any Contract Year. For each transfer in excess of 24 (excluding automatic transfers made through dollar cost averaging or asset rebalancing), we will charge you $25. We consider all amounts transferred in the same Valuation Period to be one transfer for purposes of this charge. It is not dependent upon the number of originating or destination Subaccounts. We reserve the right to limit the number of transfers you make in any Contract Year.
Transfers may also be subject to any conditions that the Portfolio whose shares are involved may impose.
Frequent Trading Policies
Because short-term or frequent transfers, purchases and redemptions of Contract value among Subaccounts pose risks to Contract Owners, we place limits on frequent trading practices. Such risks include potentially impaired investment performance due to disruption of portfolio management strategies, increased transactions costs, and dilution of fund shares (and therefore unit values) thereby negatively impacting the performance of the corresponding Subaccount.
We have policies and procedures to discourage frequent transfers of value among Subaccounts. We use reasonable efforts to apply the policies and procedures uniformly. Several different tactics are used to detect and prevent excessive trading within the Subaccounts.
As described in this section, we impose a fee if the transfers made within a given time period exceed a maximum contractual number. See Fee and Expense Tables.
We also use a combination of monitoring Contract Owner activity and further restricting certain Contract Owner transfers based on a history of frequent transfers among Subaccounts. When monitoring Contract Owner activity, we may consider several factors to evaluate transfer activity including, but not limited to, the amount and frequency of transfers, the amount of time between transfers and trading patterns. In making this evaluation, we may consider trading in multiple Contracts under common ownership or control.
Exceptions may apply to Dollar Cost Averaging, automatic investment plans, systematic withdrawal plans or non-abusive re-balancing. We reserve the right, in our sole discretion, to identify other trading practices as abusive.
If we determine that you are engaging in excessive trading activity, we will request that you cease such activity immediately. If we determine that you are continuing to engage in excessive trading, we will restrict your Contract so that you can make transfers on only one business day each calendar month and any such transfers must be separated by at least 20 calendar days. We reserve the right to reject or restrict any transfer request, without notice for any reason.
In addition, the underlying Portfolios may have adopted restrictions designed to discourage frequent trading practices, and we reserve the right to enforce these policies and procedures.
Although we seek to deter and prevent frequent trading practices, there are no guarantees that all activity can be detected or prevented. Contract Owners engaging in such trading practices use an evolving variety of strategies to avoid detection and it may not be possible for operational and technological systems to reasonably identify all frequent trading activity. Contract Owners still may be subject to their harmful effects if Thrivent Financial is unable to detect and deter abusive trading practices.
Dollar Cost Averaging
You may choose one of two different dollar cost averaging programs that allow you to have automatic periodic transfers made to one or more Subaccounts other than the Fixed Account. Dollar cost averaging is generally suitable if you are making a substantial premium payment to your Contract and desire to control the risk of investing at the top of a market cycle. Either dollar cost averaging program allows such

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The Contract
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investments to be made in equal installments over time in an effort to reduce such risk. Dollar cost averaging does not guarantee that your Contract’s Accumulated Value will gain in value, nor will it protect against a decline in value if market prices fall. However, it can be an effective strategy to help meet your long-term goals. The dollar cost averaging programs you may participate in are described below.
Dollar Cost Averaging from the Fixed Account. At the time of Application only, you may dedicate a premium of at least $10,000 to be allocated to a one-year allocation in the Fixed Account (the “DCA Fixed Account”) for automatic monthly transfers to one or more Subaccounts. You may not transfer to the Fixed Account in the dollar cost averaging program. The amount allocated to the DCA Fixed Account may be credited with a higher interest rate that will be determined when the payment is received and will be guaranteed for the duration of the one-year period. Dollar cost averaging from the Fixed Account may not be added after your Contract is issued.
One-twelfth of the amount you allocate to the DCA Fixed Account will be transferred to the designated Subaccounts when we allocate your initial premium, and subsequent transfers will be made on the same date each month for the next 11 months. If that date falls on a date at the end of the month, such as the 29th, 30th, or the 31st and the subsequent month does not have a comparable date, we will process the transfer on the last business day of the month. If the date falls on a weekend the transfer will be processed on the following business day. The amount of the transfer each month will be equal to the accumulated value in the DCA Fixed Account divided by the number of automatic transfers remaining. If you terminate the automatic transfers before the twelfth transfer is made, the accumulated value in the DCA Fixed Account will be transferred to the Thrivent Money Market Subaccount unless you request that it be transferred to a different Subaccount.
Money Market Dollar Cost Averaging. You may establish a dollar cost averaging program to make periodic transfers of at least the minimum amount required from the Thrivent Money Market Subaccount to one or more of the Subaccounts, not the Fixed Account. If the remaining amount to be transferred drops below the amount you established, the entire remaining balance will be transferred on the next transfer date and the dollar cost averaging program will terminate. Transfers will be made automatically on the date you choose (except the 29th, 30th, or 31st of a month). Transfers will continue until the entire amount in the Money Market Subaccount has been depleted or until you notify us to discontinue the program. In order to begin, terminate or resume the program, we must receive Notice.
Asset Rebalancing
On or before the Annuity Date, you may participate in an optional asset rebalancing program that allows you to elect a specific asset allocation to maintain over time. You may not include the Fixed Account in the asset rebalancing program. If you make additional premium payments or transfers into a Subaccount that was not previously included in the asset rebalancing program, those amounts will not be subject to rebalancing unless you revise your asset rebalancing program. You may select any date to begin the asset rebalancing program (except the 29th, 30th, or 31st of a month) and whether to have your Subaccounts reallocated quarterly, semiannually or annually. The sum of the rebalancing percentages must be 100% and each rebalancing allocation percentage must be a whole number not greater than 100%. The rebalancing will be done after all other transfers and allocations to or from the Subaccounts for the Valuation Day. To participate in the asset rebalancing program, complete the Asset Rebalancing Form at the time of your application or call 1-800-847-4836 to request an Asset Rebalancing Form. To terminate the asset rebalancing program, you must provide Written Notice to us. The program will not terminate automatically by transferring your allocations to another Subaccount or combination of Subaccounts.
Telephone and Online Transactions
You may perform certain transactions online or over the telephone.
We have adopted reasonable security procedures to ensure the authenticity of instructions, including requiring identifying information, recording telephone conversations and providing written confirmations of transactions. Nevertheless, we honor telephone and

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The Contract
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online instructions from any person who provides the correct identifying information. Be aware that there is a risk of possible loss to the Owner if an unauthorized person uses this service in the Owner’s name. Thrivent Financial disclaims any liability for losses resulting from such transactions by not having been properly authorized. However, if Thrivent Financial does not take reasonable steps to help ensure that such authorizations are valid, Thrivent Financial may be liable for such losses. Certain circumstances may prevent you from conducting transactions including but not limited to the event of a disaster, equipment malfunction, or overload of telephone system circuits. Should circumstances prevent you from conducting a telephone or online transaction, we recommend you provide us with a written request. If due to malfunction or other circumstances, the recording of the Contract Owner’s telephone request is incomplete or not fully comprehensible, we will not process the transaction. We reserve the right to suspend or limit telephone and online transactions.
Owners can go online at www.thrivent.com to conduct online transactions or call the Service Center at (800) 847-4836 for telephone transactions.
Timely Processing
We will process all requests in a timely fashion. Requests received in good order prior to 4:00 p.m. Eastern Time (or sooner if the NYSE closes prior to 4:00 p.m. Eastern Time) on a Valuation Day will use the Accumulation Unit Value as of the close of regular trading on the NYSE on that Valuation Day. We will process requests received after that time using the Accumulation Unit Value as of the close of regular trading on the NYSE of the following Valuation Day. An online transaction payment will be applied on the effective date you select. This date can be the same day you perform the transaction as long as the request is received prior to 4:00 p.m. Eastern Time. The effective date cannot be a date prior to the date of the online transaction.
Once we issue your Contract, we will process payment of any amount due from any Subaccount within seven calendar days after we receive Notice. Payment may be postponed if the NYSE is closed. Postponement may also result for such other periods as the SEC may permit. Payment from the Fixed Account may be deferred up to six months.
Assignments
Assignment is the transfer of Contract ownership from one party to another. If the Contract was issued in a Qualified Plan, then before the Annuity Date:
♦	You may transfer ownership to a trust, custodian, or employer, unless the plan is governed by Sections 408 or 408A of the Internal Revenue Code.
♦	If the Contract Owner is a trust, custodian or employer, then the Contract Owner may transfer ownership to the Annuitant.
♦	Except as described above, the Contract may not be sold, assigned, discounted or pledged as collateral for a loan or as security for performance of an obligation or for any other purpose to any person other than us.
If the Contract is not used in a Qualified Plan, then, before the Annuity Date, ownership may be transferred subject to our approval, except that joint Annuitants who are also joint owners may not transfer ownership to a natural person, and the Contract may be assigned as collateral.
We must receive and approve any assignment request before it is effective. We are not responsible for the validity or effect of any assignment.
You should consider the tax implications of an assignment. See Federal Tax Status.
Contract Owner, Beneficiaries and Annuitants
The Annuitant is the owner of the Contract unless another owner is named in the application or ownership is transferred or assigned to another person. While an Annuitant is living and before the Annuity Date, the owner may exercise all of the owner’s rights under the Contract. If there are multiple owners, all must act in concert to exercise ownership rights.

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The Contract
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The Contract Owner may (subject to the eligibility requirements in the bylaws of Thrivent Financial) name a beneficiary to receive the death benefit or the annuity proceeds payable under the Contract. If the beneficiary is not living on the date payment is due or if no beneficiary has been named, the death benefit will be paid to the Contract Owner, if living, or otherwise to the Contract Owner’s estate.
No Beneficiary change shall take effect unless received by Thrivent Financial at its principal office or corporate headquarters. When it is received, any change shall take effect as of the date the request for beneficiary change was signed, as long as the request for change was mailed or actually delivered to Thrivent Financial while the insured was alive. Such beneficiary change shall be null and void where Thrivent Financial has made a good faith payment of the proceeds or has taken other action before receiving the change.

Charges and Deductions
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Surrender Charge
We do not deduct a sales charge when we receive a Premium Payment. However, we may assess a surrender charge for partial surrenders or surrenders that exceed the free surrender percentage.  We use this charge to cover certain expenses relating to the sale of the Contract. Each Premium Payment will have its own three year surrender charge schedule. For the purpose of determining the surrender charge:
(1) An accumulated premium is calculated for each premium paid on this Contract. Each premium is accumulated with its net gains and losses and reduced by its portion of surrenders so that the sum of all accumulated premiums equals the Accumulated Value;
(2) Surrenders reduce accumulated premiums in the order that the premiums were allocated to this Contract (first-in, first-out order); and
(3) The duration of each accumulated premium is the number of full years since that premium was allocated to this Contract.
The surrender charge schedule will be applied to the amount surrendered based on the duration of the accumulated premium(s) reduced by the surrender.
Surrender Charges
Premium Duration	Percentage Applied
1-year	2%
2-year	1%
3-year	1%
4-year	0%

If more than 3 years has elapsed since the last premium payment, there is no charge for making surrenders. In addition, during the 3 years since the last premium payment we will limit or waive surrender charges as follows:
♦	Surrenders Paid Under Certain Settlement Options. For surrenders that you make after Contract Year three, there is no surrender charge applied to amounts you elect to have paid under:
(1)A settlement option for a fixed amount or a fixed period (described under Annuity Provisions—Settlement Options) if the accumulation period and the payment period equal or exceed the longest remaining surrender charge period and the proceeds are not subsequently withdrawn.
(2)Options which involve a life income, described under Annuity Provisions—Settlement Options.

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Charges and Deductions
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For Florida Contracts this provision applies after Contract Year one.
♦	Ten Percent Free Each Contract Year. In the first Contract Year, the amount is 10% of the Accumulated Value existing at the time the first surrender is made in that Contract Year. In subsequent years, the amount is 10% of the Accumulated Value existing at the start of that Contract Year. This “Ten Percent Free” is not cumulative.
♦	Confinement of the Annuitant or the Annuitant’s Spouse in a Hospital, Nursing Home, or Hospice. There is no surrender charge during or within 90 days after the end of the confinement of the Annuitant or the Annuitant’s Spouse in a licensed hospital, nursing home, or hospice, provided that the confinement begins after the Contract has been issued and continues for at least 30 consecutive days. We will require proof of confinement satisfactory to us.
♦	Terminal Illness of the Annuitant or the Annuitant’s Spouse. There is no surrender charge if the Annuitant or the Annuitant’s Spouse has a life expectancy of 12 months or less. We will require certification by a physician acting within the scope of his or her license and may require independent medical verification.
The limitations or waivers of surrender charges described above may not be available in all states. Certain surrenders are subject to a 10% Federal tax penalty on the amount of income withdrawn. See Federal Tax Status.
Partial surrenders from Contract’s for the payment of investment advisor fees may be subject to surrender charges unless one of the surrender charge waivers above apply.
If surrender charges are not sufficient to cover our sales expenses, we will bear the loss; conversely, if the amount of such charges proves more than enough, we will retain the excess. See Sufficiency of Charges below.
Mortality and Expense Risk Charge
We assume certain financial risks associated with the Contracts. Those risks are of two basic types:
♦	Mortality Risk. This includes our risk that (1) death benefits paid before the Annuity Date will be greater than the Accumulated Value available to pay those benefits, and (2) annuity payments involving life incomes will continue longer than we expected due to lower than expected death rates of the persons receiving them.
♦	Expense Risk. This is the risk that the expenses we incur with respect to the Contracts will exceed Contract charges.
As compensation for assuming these risks, we deduct a daily risk charge from the daily net assets in the Subaccounts. We guarantee that the mortality and expense risk charges for your Contract will never exceed the annual rates shown in the Fee and Expense Tables. The maximum charge as a percentage of daily net assets in the Subaccounts is 0.50% and the current charge is 0.40%. See the Fee and Expense Tables section.
If the risk charge is insufficient to cover the actual cost of the risks assumed by us, we will bear the loss. We will not reduce annuity payments to compensate for the insufficiency. If the risk charge proves more than sufficient, the excess will be profit available to us for any appropriate corporate purpose including, among other things, payment of sales expenses. See Sufficiency of Charges below.
Notwithstanding this charge, contract owners may be asked to add money under the Maintenance of Solvency provision described in General Provisions – Maintenance of Solvency section.
Maximum Anniversary Death Benefit (MADB) Rider Charge
The MADB charge is the charge for this rider. It is deducted quarterly, beginning three months after the Date of Issue, on the same day of the month as in the Date of Issue (or, if that day does not occur in that month, on the last day of the month). The MADB charge is deducted from the Fixed Account and the Subaccounts of the Variable Account on a pro rata basis.

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Charges and Deductions
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On the day of each deduction, the MADB charge is the MADB multiplied by the MADB charge rate divided by four. The MADB charge is calculated after any changes in the MADB or the MADB charge rate that may occur on that day. The maximum charge is 0.40% and the current charge is 0.20%. See the Fee and Expense Tables section.
We may change the MADB charge rate at any time. It will never exceed the Maximum MADB charge rate. If this rider terminates the MADB charge terminates.
Transfer Charge
You may make 24 free transfers in each Contract Year. On subsequent transfers (other than the dollar cost averaging and asset rebalancing programs), you will incur a $25 transfer charge. The transfer charge will be deducted from the amount transferred from the Subaccounts and Fixed Account according to the ratio of the amount transferred from each to the total amount transferred.
Surrender of Life Income Settlement Option with a Guaranteed Period
If we are making payments under a life income settlement option with a guaranteed period, an owner of the settlement option may elect to receive a lump sum instead of continuing payments while in the guaranteed period, unless the settlement option election was irrevocable. The value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%.
Fund Facilitation Fee
We may charge a Fund Facilitation Fee in order to make certain external portfolios available as investment options under the Contract. The Fund Facilitation Fee is charged as a percentage of daily Accumulated Value in each subaccount. The fee may vary by subaccount. The maximum and current Fund Facilitation Fees are in the Fee and Expense Tables.
Expenses of the Portfolios
Because the Subaccounts purchase shares of the Portfolios; the accumulation unit values of the Subaccounts will reflect the corresponding portfolio operating expenses or other expenses incurred by the Portfolio. See Fee and Expense Tables and the accompanying current prospectuses of the Portfolios.
Taxes
Currently, no charge will be made against the Variable Account for Federal income taxes. We may, however, make such a charge in the future if income or gains within the Variable Account will result in any Federal income tax liability to us. Charges for other taxes, if any, attributable to the Variable Account may also be made. See Federal Tax Status.
Investment Advisor Fees
Withdrawals from non-qualified Contracts for the payment of investment advisor fees will be considered taxable distributions from the Contract. In a series of Private letter Rulings, the Internal Revenue Service has determined that the payment of investment advisor fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:
♦	there was a written agreement providing for the payment of the fee solely from the annuity Contract, and
♦	the fees were paid solely from the annuity Contract to the advisor.
Sufficiency of Charges
If the amount of all charges assessed in connection with the Contracts as described above is not enough to cover all expenses incurred in connection therewith, we will bear the loss. Any such expenses borne by us will be paid out of our General Account which may include, among other things, proceeds derived from risk charges deducted from the Variable Account. Conversely, if the amount of such charges proves more than enough, we will retain the excess.

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Charges and Deductions
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If our reserves become impaired, Contract Owners may be asked to add money under the Maintenance of Solvency provision described in General Provisions –Maintenance of Solvency section.
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Annuity Provisions
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Annuity Date
The Annuity Date stated in your Contract is the latest date on which we will begin paying you an annuity income. At issue, the Annuity Date is set to the Contract Anniversary when the oldest annuitant is age 95 under the Contract. At the Annuity Date stated in your Contract, we may, at our discretion, allow you to extend the Annuity Date.
Your Contract provides for a death benefit if the Annuitant dies before the Annuity Date. After the Annuity Date, amounts payable, if any, depend on the terms of the settlement option.
Annuity Income
The annuity income will be calculated using the cash surrender value on the Annuity Date. No surrender charge will be deducted from the portion of the amount surrendered which is paid under Option 2 or 3, provided that the payments will be made for at least as long as the greatest number of months remaining in any Surrender Charge schedule that otherwise would have applied; and the proceeds are not subsequently withdrawn. Surrender charges would also be waived for an election of Option 4 or 5.
We will pay you the annuity proceeds under a settlement agreement according to the annuity settlement option that you select. However, we will pay the proceeds in a single sum if the Accumulated Value on the Annuity Date is less than $2,000 or if you elect to receive the proceeds in a single sum. If we pay you proceeds in a single sum, your Contract will terminate on the Annuity Date.
If you have not selected either a settlement option or a single sum payment by the Annuity Date, we will pay proceeds of $2,000 or more using an annuity with (1) life income with 10-year guarantee period if one Annuitant is living on the Annuity Date, or (2) joint and survivor life income with a 10-year guarantee period if two Annuitants are living on the Annuity Date.
Settlement Options
You may elect to have your full proceeds ($2,000 or more) paid to you under an annuity settlement option or a combination of options.
Proceeds from death or surrender are payable in a lump sum unless otherwise provided. Instead of a lump sum, proceeds from death or surrenders of $2,000 or more may be paid under a settlement option by means of a settlement agreement that we will issue.
♦	Option 1 - Interest Income. The proceeds may be left on deposit. Interest earned may be paid in cash at regular intervals or left to accumulate at interest. We will pay interest at a rate not less than the guaranteed interest rate. All or part of these proceeds may be withdrawn upon request.
♦	Option 2 - Income of a Fixed Amount. We will pay Annuity Income of a fixed amount at agreed upon intervals. The fixed amount must not result in a payment period that exceeds 360 months. We reserve the right to require a fixed amount that results in a payment period of at least 60 months. Interest will be credited on the unpaid balance at a rate not less than the guaranteed interest rate. Income will be paid until the proceeds and interest are paid in full. After the first payment is made, this option may not be changed except as described in the Contract.
♦	Option 3 - Income for a Fixed Period. We will pay Annuity Income for a fixed period not to exceed 360 months. We reserve the right to require a fixed period of at least 60 months. Interest will be credited on the unpaid balance at a rate not less than the guaranteed interest rate. After the first payment is made, this option may not be changed except as described in the Contract.
♦	Option 4 - Life Income with Guaranteed Period. We will pay Annuity Income for the lifetime of the Annuitant of the settlement agreement. A guaranteed period of up to 360 months may be elected. If the Annuitant dies during the guaranteed period, payments will be continued to the end of the period and will be paid to the agreement’s beneficiary. After the first payment is made, this option may not be changed except as described in of the Contract. Income will

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Annuity Provisions
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not be less than an income based on the mortality table and guaranteed interest rate using the sex and adjusted age of the annuitant on his or her birthday nearest the date of settlement.
♦	Option 5 - Joint and Survivor Life Income with Guaranteed Period. We will pay Annuity Income as long as at least one of the two Annuitants of the settlement option agreement is alive. A guaranteed period of up to 360 months may be elected. If one Annuitant dies during the guaranteed period, payments will continue for the lifetime of the surviving Annuitant. Before the first payment is made under this option, a reduction factor may be elected which will reduce any payments made after the guaranteed period by the elected reduction factor if only one annuitant is then living. Payments made during the guaranteed period will be larger if a reduction factor is elected. If both Annuitants die during the guaranteed period, payments will be continued to the end of that period and will be paid to the agreement’s beneficiary. After the first payment is made, this option may not be changed except as described in the Contract. Income will not be less than an income based on the mortality table and guaranteed interest rate using the sex and adjusted age of each Annuitant on his or her birthday nearest the date of settlement.
In addition to these settlement options, proceeds may be paid under any other settlement option that you request and to which we agree.
If we are making payments under a life income settlement option with a guaranteed period, an owner of the settlement option may elect to receive a lump sum instead of continuing payments while in the guaranteed period, unless the settlement option election was irrevocable. The value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%.
If an owner or Annuitant dies on or after the Annuity Date and before all of the annuity proceeds have been paid, we must pay any remaining annuity proceeds under the settlement option at least as rapidly as payments were being paid under that settlement option on the date of death.
Partial Annuitization
Federal tax law permits taxpayers to annuitize a portion of their annuity while leaving the remaining balance tax deferred. You may elect to have a portion of your proceeds ($2,000 or more) paid to you under an annuity settlement option or a combination of options. The settlement option(s) must be for a fixed amount or fixed period payable for at least ten years, or a single or joint life income with or without a guaranteed period. If this requirement is met, the settlement option and the tax-deferred balance will generally be treated as two separate Contracts for income tax purposes only. Your after-tax premiums in your Contract will be allocated pro-rata between the settlement option and the portion that remains deferred.
Frequency of Annuity Payments
Annuity payments under a settlement option will be paid at monthly intervals unless you and we agree to a different payment schedule. Payments under any settlement option must be in amounts at least as great as $50. If annuity payments would be or become less than $50, we may change the frequency of payments to intervals that will result in payments of at least $50.

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General Provisions
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Entire Contract
Your entire insurance Contract is comprised of:
♦	the Contract including any attached rider(s),if any, endorsements or amendments;
♦	the application attached to the Contract; and
♦	our Articles of Incorporation and Bylaws and all amendments to them. Benefits will not be reduced or eliminated by any future amendments to our Articles of Incorporation or Bylaws.
Postponement of Payments
We may delay payment of any surrender, death proceeds or annuity payment amounts that are in the Variable Account if:
(1)The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC, or
(2)An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account’s net assets.
Transfers and allocations of Accumulated Value to and from the Subaccounts of the Variable Account may also be postponed under these circumstances.
Premium Payments
Your payment must be in U.S. dollars drawn on a U.S. Bank. Thrivent does not accept cash, starter checks (checks without pre-printed registration), traveler’s checks, credit card, courtesy checks or most third-party checks. If you pay a premium by check, we require a reasonable time for that check to clear your bank before such funds would be available to you. This period of time will not exceed 15 days.
Date of Receipt
Except as otherwise stated herein, the date of our receipt of any Written Notice, premium payment, telephonic instructions or other communication is the actual date it is received at our Service Center in proper form unless received (1) after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), or (2) on a date which is not a Valuation Day. In either of these two cases, the date of receipt will be deemed to be the next Valuation Day.
Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of federal law. Among other things, this program requires us, our financial professionals and customers to comply with certain procedures and standards that serve to ensure that our customers’ identities are properly verified and that premiums are not derived from improper sources. We reserve the right to verify any information received by accessing information maintained in databases internally or externally.
Applicable laws designed to prevent terrorist financing and money laundering might in certain circumstances, require us to block certain transactions until we receive authorization from the appropriate regulator.
Our anti-money laundering program is subject to change without notice to account for changes in applicable laws or regulations. We may also make changes as a result of our ongoing assessment of exposure to illegal activity.
Maintenance of Solvency
The maintenance of solvency provision is a legal requirement of a fraternal benefit society. The provision is only invoked in the event the reserves of a fraternal benefit society become impaired.
This provision applies only to values in the General Account. For the purposes of this product, that means the Fixed Account.
If our reserves become impaired, you may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment based on each member’s fair share of the deficiency. If the payment is not made, it will be charged as a debt against the Contract with an interest rate of 5% per

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General Provisions
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year. You may choose an equivalent reduction in benefits instead of or in combination with the debt. Any indebtedness and interest charged against the Contract, or any agreement for a reduction in benefits, shall have priority over the interest of any owner, beneficiary, or collateral assignee under the Contract.
Reports to Contract Owners
At least once each year we will send you a report showing the value of your Contract. The report will include the Accumulated Value and any additional information required by law. Values shown will be for a date no more than two months prior to the date we mail the report. We will mail your report to your last known address unless prior mailings have been returned undeliverable to us. We will make a reasonable effort in these situations to locate you in order to continue mailing your report and other related documents. Please notify the Service Center if your address has changed.
Gender Neutral Benefits
In 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that the application of sex-distinct actuarial tables to employees based upon their gender in calculating the amount of retirement benefits violates Title VII of the Civil Rights Act of 1963. Because of this decision, employer-sponsored retirement plans may not use sex-distinct actuarial annuity rates in determining benefits.
Generally, annuity payments described in this Prospectus are determined using sex-distinct actuarial tables based on the Annuitant’s gender. However, annuity payments will be based on a gender neutral basis for the following:
♦	Contracts used in an employer sponsored retirement plan;
♦	Contracts issued in Massachusetts (beginning January 1, 2009); and
♦	Contracts issued in Montana (beginning October 1, 1985).
Member Dispute Resolution Program
This section describes the Thrivent Member Dispute Resolution Program (MDRP).
Members of Thrivent agree, by virtue of becoming members, that the MDRP, as amended from time to time within Thrivent’s Articles of Incorporation and Bylaws, will be the sole means to present and resolve grievances, complaints or disputes between members, insureds, certificate owners or beneficiaries and Thrivent and its directors, officers, agents, and employees. As a result, Thrivent members will not be able to pursue claims against Thrivent, its directors, officers, agents and/or employees in state or federal court or in other forums including Financial Industry Regulatory Authority (FINRA) arbitration and mediation. Instead, Thrivent members will be required to pursue such claims through the MDRP exclusively.
The MDRP follows different procedures than the procedures followed in federal or state courts. Rather, Thrivent’s MDRP is conducted in accordance with the applicable rules prescribed by the American Arbitration Association, as modified in Thrivent’s Articles of Incorporation and Bylaws. For example, and as explained in the “Restriction of Joinder of Disputes” section below, claims brought forward in the MDRP cannot be brought in a representative group or on behalf of or against any “class” of persons.
Thrivent believes that the MDRP is enforceable under both state and federal law, including with respect to federal securities laws claims. The Supreme Court has repeatedly upheld agreements to arbitrate state law claims and claims arising under federal law, including claims under the federal securities laws. However, because no court has ruled on the enforceability of the MDRP with respect to claims relating to the variable annuity described in this registration statement, it is possible that such provisions may ultimately be determined to be unenforceable.
By agreeing to the MDRP provisions in Thrivent’s governing documents, You will not be deemed to have waived compliance by Thrivent with federal securities laws and the rules and regulations thereunder.
Purpose. The sole means to present and resolve grievances, complaints or disputes between members, insureds, certificate owners or beneficiaries and Us and our its directors, officers, agents and employees. Procedures set forth in this section are meant to provide

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General Provisions
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prompt, fair and efficient opportunities for dispute resolution, consistent with our fraternal nature, without the delay and expense of formal legal proceedings.
Scope. Except as expressly limited herein, this section applies to current and future benefit certificates, members, insureds, certificate owners, beneficiaries and Us. It applies to all claims, actions, disputes and grievances of any kind or nature whatsoever. It includes, but is not limited to, claims based on breach of benefit contract, as well as claims based on fraud, misrepresentation, violation of statute, discrimination, denial of civil rights, conspiracy, defamation, and infliction of distress, against Us or our directors, officers, agents or employees. To the extent permitted by applicable law, this section applies to all claims, actions, disputes and grievances brought by Us against members, insureds, certificate owners or beneficiaries. In the event that a court or arbitrator of competent jurisdiction deems any party or claim in a dispute not subject to this section, this section shall remain in full force and effect as to any remaining parties or claims involved in such dispute. This section does not apply to any interpleader actions to determine proper owner, beneficiary or payee.
Procedures. No lawsuits or any other actions may be brought for any claims or disputes covered by this section. The following are the steps and procedure for presenting and resolving disputes:
• Step 1. Appeal.	Appeal of the dispute to a designated reviewer within the Society as appropriate to the dispute.
• Step 2. Mediation.	If Step 1 does not result in a mutually satisfactory resolution, either party has the right to have the matter mediated in accordance with the applicable mediation rules of the American Arbitration Association (or the rules of another neutral organization as agreed upon by the parties). The mediation shall be administered by a neutral organization agreed upon by the parties.
• Step 3. Arbitration.	If Step 2 does not result in a mutually satisfactory resolution, the matter will be resolved by binding arbitration in accordance with the applicable arbitration rules as prescribed by the American Arbitration Association (or the rules of another neutral organization mutually agreed upon) as applicable to the type of matter in dispute. The arbitration shall be administered by a neutral organization agreed upon by the parties. The decision of the arbitrator shall be final and binding, subject only to the right to appeal such decision as provided in the arbitration rules and applicable laws. The member, insured, certificate owner or beneficiary shall have the right to be represented by legal counsel of his or her choosing at any time at his or her own expense (unless, as provided below, he or she is awarded attorneys fees). If an issue in dispute is subject to law that prohibits parties from agreeing to submit future disputes to binding arbitration, arbitration results shall be nonbinding, unless the parties agree to binding arbitration after the claim or dispute has arisen. We will take reasonable measures to assure that the dispute resolution process proceeds promptly.
Costs. The administrative costs of the mediation and/or arbitration (including fees and expenses of mediators or arbitrators, filing fees, reasonable and necessary court reporting fees) shall be paid by Us. Provided, however, unless awarded below, each party shall bear its own attorney’s fees, expert fees and discovery costs.
Restriction of Joinder of Disputes. The procedures of this section are designed to afford individual members, insureds, certificate owners, beneficiaries and Us a prompt, fair and efficient means of resolving individual disputes. Accordingly, no disputes may be brought forward in a representative group or on behalf of or against any “class” of persons, and the disputes of multiple members, insureds, certificate owners or beneficiaries (other than immediate family) may not be joined together for purposes of these procedures without the express written consent of both (i) all members, insureds, certificate owners and beneficiaries affected thereby and (ii) Us. The restriction on joinder of disputes is a condition upon which the agreement to arbitrate in the sections above depends. Thus, should a court or arbitrator of competent jurisdiction deem the restriction on joinder of disputes unenforceable or otherwise void, there shall be no agreement to arbitrate.
Remedies. This paragraph applies to any claim or dispute resolved through binding arbitration as provided above, and it applies to any action in a court

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General Provisions
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of law in the event that a court or arbitrator of competent jurisdiction deems any party or claim in a dispute not subject to binding arbitration. Except as expressly limited in this paragraph, the parties to a dispute may be awarded any and all damages or other relief allowed for the claim in dispute by applicable federal or state law, including attorney’s fees and expenses if such attorney’s fees and expenses are deemed appropriate under applicable law. Exemplary or punitive damages may be awarded for claims arising under applicable federal or state statute(s) to the extent permitted under the applicable statute(s) or, for claims arising under common law, exemplary or punitive damages may be awarded but may not exceed three times the amount of compensatory damages. In the event that any court or arbitrator of competent jurisdiction deems the foregoing limitation on common law exemplary or punitive damages to be unenforceable or otherwise void under applicable law the remaining portion of this Section shall remain in full force and effect.

How to Contact Us
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Telephone:
1-800-847-4836
Internet:
Thrivent.com
Fax:
1-800-225-2264
New Applications:
Thrivent Financial
P.O. Box 8075
Appleton, WI 54912-8061
Additional Premiums (variable products):
Thrivent Financial
P.O. Box 8061
Appleton, WI 54912-8061
Transfers, Surrenders, or Partial Surrenders:
Thrivent Financial
P.O. Box 8075
Appleton, WI 54912-8075
Express Mail:
Thrivent Financial
4321 N. Ballard Road
Appleton, WI 54919-3400
For Wire Transfer Instructions,
Please contact 1-800-847-4836

Federal Tax Status
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General
The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and a qualified tax advisor should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations, and interpretations

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Federal Tax Status
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existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.
This discussion does not address any federal estate or gift tax consequences, or any state or local tax consequences, associated with the Contract. In addition, we make no guarantee regarding any tax treatment—federal, state, or local—of any Contract or any transaction involving a Contract.
Tax Status of the Variable Account
The Variable Account is not separately taxed as a “regulated investment company” under the Code, but rather is treated as our separate account. Under current law, both the investment income and realized capital gains of the Variable Account are reinvested without taxation to us. However, we reserve the right in the future to make a charge against the Variable Account or the Accumulated Value of a Contract for any federal, state, or local income taxes that we incur and determine to be attributable to the Variable Account or the Contract.
Taxation of Annuities in General
The following discussion assumes that the Contract is not used in connection with a Qualified Plan.
Tax Deferral During Accumulation Period
In general, under current law, an increase in a Contract’s Accumulated Value is not taxable to the Contract Owner until received, either in the form of annuity income payments as contemplated by the Contract or in some other form of distribution. However, this rule applies only if: (1) the investments of the Variable Account are “adequately diversified” in accordance with Treasury Department regulations; (2) the Company, rather than the Contract Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; (3) the Contract Owner is an individual (or an individual is treated as the Contract Owner for tax purposes); and (4) the Contract’s Annuity Date is not unduly delayed.
Diversification Requirements. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be “adequately diversified.” If the Variable Account fails to comply with these rules, the Contract will not be treated as an annuity Contract for federal income tax purposes, and so the interest or earnings credited to the Contract’s Accumulated Value in any year will be includible in the contract owner’s income that year for federal tax purposes. We expect that the Variable Account, through the Fund, will comply with these rules.
Ownership Treatment. In certain circumstances, variable annuity Contract Owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account used to support their Contracts. In those circumstances, the account’s income and gains would be currently includible in the Contract Owners’ gross income. The Internal Revenue Service (the “IRS”) has stated in published rulings that a variable Contract Owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.
The ownership rights under the Contract are similar to, but different in certain respects from, the ownership rights described in IRS rulings in which the Contract Owners were determined not to be the owners of the assets of a segregated asset account. For example, the Contract Owner has the choice of more investment options to which to allocate premium payments and the Accumulated Value than were addressed in those rulings. These differences could result in the Contract Owner being treated as the owner of all or a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, we do not know what standards will be set forth in any further regulations or rulings which the Treasury Department or the IRS may issue. We therefore reserve the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

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Federal Tax Status
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Contracts Not Owned by Individuals. As a general rule, Contracts held by “nonnatural persons” such as a corporation, trust, or other similar entity are not treated as annuity Contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Contract Owner during the taxable year. However, this rule generally will not apply to a Contract held by a trust or other entity which holds the Contract as an agent for a natural person. In addition, this rule will not apply to: (1) a Contract acquired by the estate of a decedent by reason of the death of the decedent; (2) Contracts used in connection with certain Qualified Plans; (3) Contracts purchased by employers upon the termination of certain Qualified Plans; (4) certain Contracts used in connection with structured settlement agreements; and (5) a Contract purchased with a single premium payment when the annuity starting date is no later than one year from the purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity income period.
The remainder of this discussion assumes that the Contract will be treated as an annuity Contract for federal income tax purposes.
Taxation of Partial and Full Surrenders
In the case of a partial surrender, the amount received is generally includible in income for federal tax purposes to the extent that the Accumulated Value of the Contract, before the partial surrender, exceeds the “investment in the Contract.” In the case of a full surrender, the amount received is includible in income to the extent that it exceeds the investment in the Contract. For these purposes, the investment in the Contract at any time equals the total of the premium payments made under the Contract up to that time less any amounts previously received from the Contract which were excludable from income. All amounts includible in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the lower rates currently applicable to long-term capital gains and corporate dividends.
Withdrawals from non-qualified Contracts for the payment of investment advisor fees are partial surrenders and may be taxable. Withdrawals from qualified Contracts for the payment of investment advisor fees will not be treated as taxable, as long as you set up systematic partial surrenders for the direct payment of the investment advisor fees. Additional administrative options for paying the investment advisor fees are also available.
Taxation of Annuity Income Payments
Normally, the portion of each annuity income payment includible in income for federal tax purposes is the excess of the payment over an exclusion amount. In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment, by (2) the ratio of the investment in the Contract allocated to our Fixed Account, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments. For this purpose, the expected number or amount of annuity income payments is determined by Treasury Department regulations which take into account the Annuitant’s life expectancy and the form of annuity benefit selected.
Once the total amount of the investment in the Contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction.
Income from annuities will be subject to the Medicare Tax on Investment Income. This tax will be imposed on individuals with a modified adjusted gross income (MAGI) of more than $200,000 and joint filers with an MAGI of more than $250,000. Generally, the tax rate will be 3.8% of the lesser of the net investment income or the amount the MAGI exceeds the threshold amount.
There may be special income tax issues present in situations where the Contract Owner and the Annuitant are not the same person and are not married to one another. In such situations a tax advisor should be consulted.

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Federal Tax Status
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Tax Treatment of Death Benefit
Prior to the Annuity Date, we may distribute amounts from a Contract because of the death of a Contract Owner or, in certain circumstances, the death of the Annuitant. If distributed in a lump sum, such death benefit proceeds are includible in income in the same manner as a full surrender, or if distributed under an annuity income option, such proceeds are includible in the same manner as annuity income payments.
After the Annuity Date, death proceeds are taxable and generally are included in the income of the recipient as follows:
♦	If payments from a life income with a guaranteed payment period are continued, they are taxed only after the remaining investment in the Contract has been recovered.
♦	Other payments are taxed as annuity income payments.
♦	If distributed in a lump sum, they are taxed in the same manner as a full surrender.
Assignments, Pledges, and Gratuitous Transfers
Any assignment or pledge of (or agreement to assign or pledge) any portion of the Accumulated Value of the Contract is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the Contract is increased by the amount includible in income with respect to such an assignment or pledge. If a Contract Owner transfers a Contract without adequate consideration to a person other than the Owner’s Spouse (or a former Spouse incident to divorce), the Owner must include in income the difference between the Contract’s Accumulated Value and the investment in the Contract at the time of the transfer. In such a case, the transferee’s investment in the Contract is increased to reflect the amount includible in the transferor’s income.
Penalty Tax on Premature Distributions
Technically, the amount of any payment from the Contract that is includible in income is subject to a 10% penalty tax. However, this penalty tax does not apply to any payment: (1) received on or after the Contract Owner attains age 59 1⁄2; (2) attributable to the Contract
Owner’s becoming disabled (as defined in the tax law); (3) made on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (4) that is part of a series of substantially equal periodic payments, not less frequently than annually, for the life or life expectancy of the Contract Owner or the joint lives or joint life expectancies of the Contract Owner and a designated beneficiary (as defined in the tax law); or, (5) made under a Contract purchased with a single premium payment when the annuity starting date is no later than one year from the purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period. For the purposes of substantially equal periodic payments, if there is a significant modification of the payment schedule before the later of the taxpayer reaching age 59 1⁄2 or the expiration of five years from the time the payment starts, the taxpayer’s income shall be increased by the amount of tax and deferred interest that otherwise would have been incurred.
Aggregation of Contracts
In certain circumstances, the IRS may determine the amount of any distribution from the Contract that is includible in income by combining some or all of the annuity contracts a person owns. For example, if a person purchases a contract and also purchases at approximately the same time another deferred annuity issued by us, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more contracts from us (or an affiliate) during any calendar year, all such contracts will be treated as one contract for purposes of determining the amount of any full or partial surrender that is includible in income. The effects of such aggregation are not always clear; however, such aggregation could affect the amount of a surrender or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

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Federal Tax Status
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Exchanges of Annuity Contracts
We may issue the Contract in exchange for all or part of another annuity contract. Such an exchange will be income tax free if certain requirements are satisfied (a 1035 Exchange). If the exchange is tax free, the investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional premium payment made as part of the exchange. If part of an existing contract is exchanged for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See “Aggregation of Contracts.”) You should consult your tax advisor in connection with an exchange of all or part of an annuity contract for the Contract.
Qualified Plans
The Contracts also are designed for use with several types of Qualified Plans. When used in Qualified Plans, deferred annuities like the Contracts do not offer additional tax-deferral benefits, but annuities offer other product benefits to investors in Qualified Plans. Participants under such Qualified Plans as well as Contract Owners, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Contracts issued in connection with them. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.
The tax rules applicable to Qualified Plans, and to a Contract when used in connection with a Qualified Plan, vary according to the type of plan and the terms and conditions of the plan itself, and they take precedence over the general annuity tax rules described above. For example, for full surrenders, partial surrenders, and annuity income payments under Contracts used in Qualified Plans, there may be no “investment in the contract,” with the result that the total amount received may be includible in income. The includible amount is taxed at ordinary income tax rates, and a 10% penalty tax also may apply. Exceptions to this penalty tax vary depending on the type of Qualified
Plan involved; in the case of an Individual Retirement Annuity (discussed below), exceptions comparable to those described above are available.
The following briefly describes certain types of Qualified Plans in connection with which we may issue a Contract.
Individual Retirement Accounts and Annuities. Section 408 of the Code permits eligible individuals to contribute to an Individual Retirement Account or an Individual Retirement Annuity (collectively known as an “IRA”). IRAs are subject to limits on the amounts that may be contributed and deducted, on the persons who may be eligible to do so, and on the time when distributions may commence. Also, subject to certain requirements discussed below, you may “roll over” distributions from certain Qualified Plans on a tax-deferred basis into an IRA.
Roth IRAs. Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, “qualified distributions” (those that satisfy certain waiting and use requirements) from a Roth IRA will be excludable from income. Subject to certain restrictions, a distribution from an eligible employer-sponsored qualified plan may be directly moved to a Roth IRA. This movement is called a “qualified rollover contribution.”
Inherited IRAs. An inherited IRA (Traditional or Roth) is an IRA owned by a (i) nonspouse beneficiary of the original IRA owner or qualified retirement plan participant; (ii) a Spouse beneficiary who elects to receive distributions from the deceased Spouse’s IRA or qualified retirement plan as beneficiary rather than as owner; or (iii) any subsequent beneficiary. Contributions cannot be made to an inherited IRA. In addition, other funds cannot be co-mingled with an inherited IRA unless the funds are additional inherited IRA funds from the same original decedent and the same subsequent beneficiaries (if applicable). If there is a taxable portion of distributions, it is subject to ordinary income tax. There is no 10% penalty tax. Funds cannot

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Federal Tax Status
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be kept in an inherited IRA indefinitely. Distributions must occur under the Required Minimum Distribution rules, as they apply to inherited IRAs.
Federal Income Tax Withholding
We will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the payee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates applicable to the taxable portion of annuity income payments (other than eligible rollover distributions made in connection with Qualified Plans) are the same as the withholding rates generally applicable to payments of wages. Further, a 10% withholding rate applies to the taxable portion of non-periodic payments (including partial and full surrenders), and as discussed above, the withholding rate applicable to eligible rollover distributions is 20%. Whether or not federal income tax is withheld, the Contract Owner (or other applicable taxpayer) remains liable for payment of federal income tax on Contract distributions.

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Distribution of the Contracts
•••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••
Thrivent Investment Management Inc., 625 Fourth Avenue South, Minneapolis, Minnesota 55415, an indirect subsidiary of Thrivent Financial, is a registered broker-dealer and acts as principal underwriter and distributor of the Contracts pursuant to a distribution agreement with us. Thrivent Investment Management Inc. also acts as the distributor of a number of other variable annuity and variable life insurance contracts we offer.
The financial professional in this transaction is a duly licensed registered representative of Thrivent Investment Management Inc. and is also an appointed insurance producer of Thrivent Financial.
Our financial professionals predominately sell insurance and annuity products of ours. It is more profitable for us and our affiliates if you purchase products issued by us instead of those issued by other insurance companies. As a result, we have a financial interest in the sale of the Contract, and an incentive to recommend that you purchase a contract issued by Thrivent Financial instead of a contract issued by another company. Sales of Thrivent Financial insurance products, which include variable annuity and variable life insurance contracts, help support our mission of service to congregations and communities. This gives both the organization and our members an opportunity to promote volunteerism, aid those in need, strengthen non-profit organizations and address critical Community needs.
No insurance commissions are paid to Thrivent Investment Management Inc., or its financial professionals. However, Thrivent Investment
Management Inc., or its financial professional, may charge you an investment advisor or similar fee under an agreement you have with them independent of Thrivent Financial. Thrivent Investment Management Inc. determines the investment advisor fee range that can be charged. However, the investment advisor fee rate may be negotiable under certain circumstances. There may be tax and Contract implications, including adverse effects on Contract benefits, if you have such fees withdrawn from the Contract.
In addition, compensation varies by product type. As a result, your financial professional in this transaction may have a financial incentive to recommend that you purchase one product instead of another.
Thrivent Financial receives additional compensation, sometimes referred to as “revenue sharing,” from certain variable investment trusts that are available investment options within this product.
From time to time and in accordance with applicable laws and regulations, financial professionals are eligible for various incentives. Sales of Contracts may help the financial professional in this transaction and/or his or her supervisors qualify for such incentives.

Legal Proceedings
•••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••
There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither Thrivent Financial nor Thrivent Investment Management Inc. is involved in any litigation that is of material importance in relation to their financial condition or that relates to the Variable Account.

•••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••

Financial Statements
•••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••
The financial statements of Thrivent Financial and the Variable Account are contained in the Statement of Additional Information.
•••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••

Statement of Additional Information
•••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••

♦	Introduction
♦	Principal Underwriter
♦	Standard and Poor’s Disclaimer
♦	Independent Registered Public Accounting Firm and Financial Statements
You may obtain a copy of the SAI and all other documents required to be filed with the SEC without charge by calling us at 1-800-847-4836, going online at thrivent.com, or by writing us at Thrivent Financial for Lutherans, 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001.
You may obtain copies of the prospectus, SAI, annual report and all other documents required to be filed with the Securities and Exchange Commission at the Commission’s Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling (202) 551-8090. Reports and other information about Thrivent Variable Annuity Account I are available on the Commission’s website at www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the Commission, U.S. Securities & Exchange Commission, 100 F Street, N.E., Washington, DC 20549.
Thrivent Variable Annuity Account I
1933 Act Registration No. 333-229611
1940 Act Registration No. 811-21111
- - - - - - -  -  - - - - - - - - - - - - - - - - - - - - - - - - - - -  - - - - - - - - - - - - - - - - - - - - - - - - - - -  - - - - - - - - - - - - - - - - - - - - - -
Please send me the Statement of Additional Information (SAI) for the:
Thrivent AdvisorFlex Variable AnnuityTM
Thrivent Variable Annuity Account I

(Name)		(Date)

(Street Address)

(City)	(State)	(Zip Code)
•••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••

Appendix A—Condensed Financial Information
•••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••
The value of an Accumulation Unit is determined on the basis of the per share value of an underlying Portfolio less applicable Separate Account charges and the Fund Facilitation Fee, if applicable, and are deducted daily as part of the calculation of Accumulation Units. Information about the Separate Account charges and charges for the optional rider can be found in the “Fee and Expense” tables.
The financial statements of the Separate Account and Thrivent Financial can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the Contracts offered through the Separate Account. The financial statements of Thrivent Financial that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts. Thrivent Financial’s financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center. Our contact information is on the cover page of this prospectus.
Year ended Dec. 31,	2018	2017
American Funds IS® Global Growth Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.06	$—
value at end of period	$10.01	$11.06
number outstanding at end of period (000 omitted)	55	4
American Funds IS® Growth-Income Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.12	$—
value at end of period	$10.87	$11.12
number outstanding at end of period (000 omitted)	30	38
American Funds IS® International Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.12	$—
value at end of period	$9.61	$11.12
number outstanding at end of period (000 omitted)	87	31
BlackRock Total Return V.I. Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.07	$—
value at end of period	$9.95	$10.07
number outstanding at end of period (000 omitted)	16	5
DFA VA International Small Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.15	$—
value at end of period	$8.88	$11.15
number outstanding at end of period (000 omitted)	55	27
DFA VA US Targeted Value Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.96	$—
value at end of period	$9.15	$10.96
number outstanding at end of period (000 omitted)	91	18
Fidelity® VIP Emerging Markets Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.79	$—
value at end of period	$9.61	$11.79
number outstanding at end of period (000 omitted)	52	27
•••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••

Appendix A—Condensed Financial Information
••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• •••••••••••••••••••
Year ended Dec. 31,	2018	2017
Fidelity® VIP International Capital Appreciation Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.25	$—
value at end of period	$9.76	$11.25
number outstanding at end of period (000 omitted)	42	—
Fidelity® VIP Value Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.79	$—
value at end of period	$9.24	$10.79
number outstanding at end of period (000 omitted)	40	7
Janus Henderson Enterprise Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.11	$—
value at end of period	$11.00	$11.11
number outstanding at end of period (000 omitted)	62	6
John Hancock Core Bond Trust Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.08	$—
value at end of period	$9.98	$10.08
number outstanding at end of period (000 omitted)	25	13
John Hancock International Equity Index Trust Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.06	$—
value at end of period	$9.45	$11.06
number outstanding at end of period (000 omitted)	9	—
John Hancock Strategic Income Opportunities Trust Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.17	$—
value at end of period	$9.62	$10.17
number outstanding at end of period (000 omitted)	31	5
MFS® VIT II - MFS® Blended Research Core Equity Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.09	$—
value at end of period	$10.18	$11.09
number outstanding at end of period (000 omitted)	12	3
MFS® VIT II - MFS® Corporate Bond Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.20	$—
value at end of period	$9.84	$10.20
number outstanding at end of period (000 omitted)	29	2
MFS® VIT III - MFS® Global Real Estate Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.58	$—
value at end of period	$10.21	$10.58
number outstanding at end of period (000 omitted)	6	1
MFS® VIT II - MFS® International Value Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.92	$—
value at end of period	$9.84	$10.92
number outstanding at end of period (000 omitted)	30	15
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Appendix A—Condensed Financial Information
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Year ended Dec. 31,	2018	2017
MFS® VIT III - MFS® Mid Cap Value Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.69	$—
value at end of period	$9.42	$10.69
number outstanding at end of period (000 omitted)	17	33
MFS® VIT II - MFS® Technology Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.48	$—
value at end of period	$11.62	$11.48
number outstanding at end of period (000 omitted)	44	4
MFS® VIT - MFS® Value Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.76	$—
value at end of period	$9.62	$10.76
number outstanding at end of period (000 omitted)	24	13
PIMCO VIT Emerging Markets Bond Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.33	$—
value at end of period	$9.78	$10.33
number outstanding at end of period (000 omitted)	101	2
PIMCO VIT Global Bond Opportunities (Unhedged) Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.29	$—
value at end of period	$9.80	$10.29
number outstanding at end of period (000 omitted)	16	6
PIMCO VIT Long-Term U.S. Government Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.25	$—
value at end of period	$9.94	$10.25
number outstanding at end of period (000 omitted)	16	1
PIMCO VIT Real Return Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.20	$—
value at end of period	$9.91	$10.20
number outstanding at end of period (000 omitted)	30	45
Principal Diversified International Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.10	$—
value at end of period	$9.08	$11.10
number outstanding at end of period (000 omitted)	17	3
Principal Government & High Quality Bond Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.03	$—
value at end of period	$10.04	$10.03
number outstanding at end of period (000 omitted)	33	5
Principal SmallCap Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.97	$—
value at end of period	$9.70	$10.97
number outstanding at end of period (000 omitted)	26	32
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Appendix A—Condensed Financial Information
••••••••• ••••••••••••••••••••••••••••••• ••••••••••••••••••••••••••••••• •••••••••••••••••••
Year ended Dec. 31,	2018	2017
Templeton Global Bond VIP Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$9.88	$—
value at end of period	$10.04	$9.88
number outstanding at end of period (000 omitted)	77	19
Thrivent All Cap Subaccount (June 30, 2017)[1]
Accumulation unit:
value at beginning of period	$10.87	$—
value at end of period	$9.75	$10.87
number outstanding at end of period (000 omitted)	2	2
Thrivent Balanced Income Plus Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.51	$—
value at end of period	$9.96	$10.51
number outstanding at end of period (000 omitted)	12	—
Thrivent Diversified Income Plus Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.38	$—
value at end of period	$10.06	$10.38
number outstanding at end of period (000 omitted)	54	13
Thrivent Global Stock Subaccount (June 30, 2017)[2]
Accumulation unit:
value at beginning of period	$10.91	$—
value at end of period	$9.96	$10.91
number outstanding at end of period (000 omitted)	18	—
Thrivent High Yield Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.26	$—
value at end of period	$9.89	$10.26
number outstanding at end of period (000 omitted)	61	22
Thrivent Income Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.22	$—
value at end of period	$9.94	$10.22
number outstanding at end of period (000 omitted)	37	9
Thrivent International Allocation Subaccount (June 30, 2017)[3]
Accumulation unit:
value at beginning of period	$10.83	$—
value at end of period	$9.12	$10.83
number outstanding at end of period (000 omitted)	13	7
Thrivent Large Cap Growth Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.16	$—
value at end of period	$11.39	$11.16
number outstanding at end of period (000 omitted)	37	—
1  Formerly known as Thrivent Partner All Cap Subaccount.
2  Formerly known as Thrivent Large Cap Stock Subaccount.
3  Formerly known as Thrivent Partner Worldwide Allocation Subaccount.
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Appendix A—Condensed Financial Information
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Year ended Dec. 31,	2018	2017
Thrivent Large Cap Index Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.10	$—
value at end of period	$10.55	$11.10
number outstanding at end of period (000 omitted)	192	56
Thrivent Large Cap Value Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.16	$—
value at end of period	$10.15	$11.16
number outstanding at end of period (000 omitted)	23	4
Thrivent Limited Maturity Bond Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.09	$—
value at end of period	$10.15	$10.09
number outstanding at end of period (000 omitted)	30	11
Thrivent Low Volatility Equity Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.79	$—
value at end of period	$10.44	$10.79
number outstanding at end of period (000 omitted)	12	1
Thrivent Mid Cap Index Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.93	$—
value at end of period	$9.66	$10.93
number outstanding at end of period (000 omitted)	110	27
Thrivent Mid Cap Stock Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.07	$—
value at end of period	$9.82	$11.07
number outstanding at end of period (000 omitted)	34	10
Thrivent Money Market Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$1.00	$—
value at end of period	$1.01	$1.00
number outstanding at end of period (000 omitted)	61	14
Thrivent Multidimensional Income Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.27	$—
value at end of period	$9.68	$10.27
number outstanding at end of period (000 omitted)	14	1
Thrivent Opportunity Income Plus Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.17	$—
value at end of period	$10.03	$10.17
number outstanding at end of period (000 omitted)	8	3
Thrivent Partner Emerging Markets Equity Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.87	$—
value at end of period	$9.21	$10.87
number outstanding at end of period (000 omitted)	4	—
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Appendix A—Condensed Financial Information
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Year ended Dec. 31,	2018	2017
Thrivent Partner Growth Stock Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.16	$—
value at end of period	$10.98	$11.16
number outstanding at end of period (000 omitted)	30	15
Thrivent Partner Healthcare Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$9.93	$—
value at end of period	$10.71	$9.93
number outstanding at end of period (000 omitted)	6	4
Thrivent Real Estate Securities Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.32	$—
value at end of period	$9.74	$10.32
number outstanding at end of period (000 omitted)	2	—
Thrivent Small Cap Growth Subaccount (April 27, 2018)
Accumulation unit:
value at beginning of period	$—
value at end of period	$9.09
number outstanding at end of period (000 omitted)	1
Thrivent Small Cap Index Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.98	$—
value at end of period	$9.99	$10.98
number outstanding at end of period (000 omitted)	25	7
Thrivent Small Cap Stock Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.17	$—
value at end of period	$9.99	$11.17
number outstanding at end of period (000 omitted)	21	8
Vanguard® VIF Capital Growth Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.25	$—
value at end of period	$11.03	$11.25
number outstanding at end of period (000 omitted)	84	48
Vanguard® VIF International Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.45	$—
value at end of period	$9.93	$11.45
number outstanding at end of period (000 omitted)	73	9
Vanguard® VIF Short-Term Investment-Grade Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.02	$—
value at end of period	$10.05	$10.02
number outstanding at end of period (000 omitted)	56	11
Vanguard® VIF Small Company Growth Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.06	$—
value at end of period	$10.18	$11.06
number outstanding at end of period (000 omitted)	54	5
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Appendix A—Condensed Financial Information
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Year ended Dec. 31,	2018	2017
Vanguard® VIF Total Bond Market Index Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$10.09	$—
value at end of period	$10.02	$10.09
number outstanding at end of period (000 omitted)	308	67
Vanguard® VIF Total Stock Market Index Subaccount (June 30, 2017)
Accumulation unit:
value at beginning of period	$11.08	$—
value at end of period	$10.44	$11.08
number outstanding at end of period (000 omitted)	332	57
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THRIVENT VARIABLE ANNUITY ACCOUNT I
Statement of Additional Information
Dated April 30, 2019
For
Flexible Premium Deferred Variable Annuity Contract
Issued by
THRIVENT FINANCIAL FOR LUTHERANS
Service Center:	Corporate Office:
4321 North Ballard Road Appleton, WI 54919-0001 Telephone: 800-847-4836 E-mail: mail@thrivent.com	625 Fourth Avenue South Minneapolis, MN 55415-1665 Telephone: 800-847-4836 E-mail: mail@thrivent.com
This Statement of Additional Information (“SAI”) is not a prospectus, but should be read in conjunction with the Prospectus dated ______, 2019 (the “Prospectus”) for Thrivent Variable Annuity Account I (the “Variable Account”) describing an individual flexible premium deferred variable annuity AdvisorFlex contract (the “Contract”) being offered by Thrivent Financial for Lutherans (“Thrivent Financial”) to persons eligible for membership in Thrivent Financial.
Much of the information contained in this SAI expands upon subjects discussed in the Prospectus. A copy of the Prospectus may be obtained by writing to us at 4321 North Ballard Road, Appleton, Wisconsin 54919-0001, by calling 1-800-847-4836, or by accessing the Securities and Exchange Commission’s Web site at www.sec.gov.
Capitalized terms used in this SAI that are not otherwise defined herein shall have the meanings given to them in the Prospectus.
1

INTRODUCTION
The Contract is issued by Thrivent Financial. Thrivent Financial, a fraternal benefit society owned and operated for its members, was organized under Internal Revenue Code section 501(c)(8) and established in 1902 under the laws of the State of Wisconsin. Thrivent Financial is currently licensed to transact life insurance business in all 50 states and the District of Columbia. The Contract may be sold to or in connection with retirement plans that may or may not qualify for special federal tax treatment under the Internal Revenue Code. Annuity payments under the Contract are deferred until a selected later date.
Premiums will be allocated, as designated by the Contract Owner, to one or more Subaccounts of the Variable Account (a separate account of Thrivent Financial)or to the Fixed Account. The assets of each Subaccount will be invested solely in a corresponding Portfolio of Thrivent Series Fund, Inc. (a “Fund”), which is an open-end management investment company (commonly known as a “mutual fund”). The prospectuses for the Fund that accompany the product Prospectus describe the investment objectives and attendant risks of the Portfolios of the Fund.
Additional Subaccounts (together with the related additional Portfolios) may be added in the future. The Accumulated Value of the Contract and, except to the extent fixed amount annuity payments are elected by the Contract Owner, the amount of annuity payments will vary, primarily based on the investment experience of the Portfolios whose shares are held in the Subaccounts designated. Premiums allocated to the Fixed Account will accumulate at fixed rates of interest declared by Thrivent Financial.
SERVICES
Service Agreements and Other Service Providers
Assurance and audit services are currently provided by PricewaterhouseCoopers LLP, whose address is 45 South Seventh Street, Suite 3400, Minneapolis, Minnesota 55402.
There are no other service agreement contracts or service providers other than those described in this Statement of Additional Information. There is no custodian.
PRINCIPAL UNDERWRITER
Thrivent Investment Management Inc., an indirect subsidiary of Thrivent Financial, acts as the principal underwriter of the Contracts pursuant to a Principal Underwriting Agreement to which Thrivent Financial and the Variable Account are also parties. The Contracts are sold through Thrivent Financial representatives who are licensed by state insurance officials to sell the Contracts. These representatives are also registered representatives of Thrivent Investment Management Inc. The Contracts are offered in all states where Thrivent Financial is authorized to sell variable annuities.
The offering of the Contracts is continuous.
Thrivent Financial paid underwriting commissions for the last three fiscal years as shown below. Of these amounts, Thrivent Investment Management retained $0.
2018	2017	2016
$69,340,590	$73,817,536	$91,906,731
2

STANDARD AND POOR’S DISCLAIMER
The S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and have been licensed for use by Thrivent Financial for Lutherans (“Thrivent Financial”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by Thrivent Financial. Thrivent Financial variable insurance products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S& P, and of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of Thrivent Financial variable insurance products or any member of the public regarding the advisability of purchasing variable insurance contracts generally or in the Thrivent Financial variable insurance contracts particularly or the ability of the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes to track general market performance. S&P Dow Jones Indices only relationship to Thrivent Financial with respect to the S& P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes is the licensing of the Indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500, S&P MidCap 400, and S&P Small Cap 600 Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to Thrivent Financial or the Thrivent Financial variable insurance products. S&P Dow Jones Indices have no obligation to take the needs of Thrivent Financial or the owners of the Thrivent Financial variable insurance products into consideration in determining, composing or calculating the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Thrivent Financial variable insurance products or the timing of the issuance or sale of the Thrivent Financial variable insurance contract or in the determination or calculation of the equation by which a Thrivent Financial variable insurance product is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Thrivent Financial variable insurance product. There is no assurance that investment products based on the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S& P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500, S&P MIDCAP 400, AND S&P SMALLCAP 600 INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THRIVENT FINANCIAL, OWNERS OF THE THRIVENT FINANCIAL VARIABLE INSURANCE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500, S&P MIDCAP 400, AND S&P SMALLCAP 600 INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THRIVENT FINANCIAL, OTHER THAN THE LICENSORS OR S&P DOW JONES INDICES.
3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS
The statutory financial statements of Thrivent Financial for Lutherans as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018 and the financial statements of each of the subaccounts of Thrivent Variable Annuity Account I as of December 31, 2018 and for the period then ended and the statement of changes in net assets for the period ended December 31, 2018 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
4

Report of Independent Auditors
To the Board of Directors of Thrivent Financial for Lutherans:
We have audited the accompanying statutory financial statements of Thrivent Financial for Lutherans, which comprise the statutory statements of assets, liabilities and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations, surplus and of cash flow for each of the three years in the period ended December 31, 2018.
Management's Responsibility for the Statutory Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles
As described in Note 1 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.
The effects on the financial statements of the variances between the statutory basis of accounting described in Note 12 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.
Adverse Opinion on U.S. Generally Accepted Accounting Principles
In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Report of Independent Auditors, continued
Opinion on Statutory Basis of Accounting
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance described in Note 1.
/s/PricewaterhouseCoopers LLP
February 18, 2019

Thrivent Financial for Lutherans
Statutory-Basis Statements of Assets, Liabilities and Surplus
As of December 31, 2018 and 2017
(in millions)
	2018	2017
Admitted Assets
Bonds	$43,283	$43,291
Stocks	2,382	2,141
Mortgage loans	8,999	8,202
Real estate	65	59
Cash, cash equivalents and short-term investments	1,430	1,573
Contract loans	1,159	1,161
Receivables for securities	85	49
Limited partnerships	3,844	3,197
Other invested assets	194	204
Total cash and invested assets	61,441	59,877
Accrued investment income	436	432
Due premiums and considerations	119	121
Other assets	45	47
Assets held in separate accounts	28,468	30,492
Total Admitted Assets	$90,509	$90,969
Liabilities
Aggregate reserves for life, annuity and health contracts	$46,074	$45,380
Deposit liabilities	3,543	3,421
Contract claims	329	338
Dividends due in following calendar year	325	320
Interest maintenance reserve	471	491
Asset valuation reserve	1,367	1,217
Transfers due from separate account	(486)	(582)
Payable for securities	376	556
Securities lending obligation	243	365
Other liabilities	710	746
Liabilities related to separate accounts	28,427	30,448
Total Liabilities	81,379	82,700
Surplus
Unassigned funds	9,088	8,268
Other surplus	42	1
Total Surplus	9,130	8,269
Total Liabilities and Surplus	$90,509	$90,969
The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans
Statutory-Basis Statements of Operations
For the Years Ended December 31, 2018, 2017, and 2016
(in millions)
	2018	2017	2016
Revenues
Premiums	$4,981	$5,021	$5,451
Considerations for supplementary contracts with life contingencies	134	113	78
Net investment income	2,713	2,709	2,768
Separate account fees	683	649	580
Amortization of interest maintenance reserve	161	130	118
Other revenues	40	46	48
Total Revenues	8,712	8,668	9,043
Benefits and Expenses
Death benefits	1,101	1,029	1,005
Surrender benefits	2,677	2,317	1,928
Change in reserves	693	1,441	1,712
Other benefits	1,648	1,504	1,414
Total benefits	6,119	6,291	6,059
Commissions	271	270	286
General insurance expenses	734	682	637
Fraternal benefits and expenses	200	180	173
Transfers to (from) separate accounts, net	4	483	902
Total expenses and net transfers	1,209	1,615	1,998
Total Benefits and Expenses	7,328	7,906	8,057
Gain from Operations before Dividends and Capital Gains and Losses	1,384	762	986
Dividends	324	319	315
Gain from Operations before Capital Gains and Losses	1,060	443	671
Realized capital gains (losses), net	146	74	(115)
Net Income	$1,206	$ 517	$ 556
The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans
Statutory-Basis Statements of Surplus
For the Years Ended December 31, 2018, 2017 and 2016
(in millions)
	2018	2017	2016
Surplus, Beginning of Year	$8,269	$7,726	$7,127
Net income	1,206	517	556
Change in unrealized investment gains and losses	(260)	85	68
Change in non-admitted assets	8	(11)	(6)
Change in asset valuation reserve	(150)	(118)	(99)
Change in surplus of separate account	(3)	(3)	(6)
Reserve Adjustment	—	84	—
Corporate home office building sale	42	—	—
Pension liability adjustment	18	(11)	86
Surplus, End of Year	$9,130	$8,269	$7,726
The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans
Statutory-Basis Statements of Cash Flow
For the Years Ended December 31, 2018, 2017, and 2016
(in millions)
	2018	2017	2016
Cash from Operations
Premiums	$ 5,116	$ 5,133	$ 5,523
Net investment income	2,363	2,316	2,289
Other revenues	722	695	625
	8,201	8,144	8,437
Benefit- and loss-related payments	(5,323)	(4,696)	(4,214)
Transfers to separate account, net	93	(498)	(923)
Commissions and expenses	(1,205)	(1,118)	(1,065)
Dividends	(319)	(317)	(311)
Net Cash from Operations	1,447	1,515	1,924
Cash from Investments
Proceeds from investments sold, matured or repaid:
Bonds	7,392	7,919	6,870
Stocks	1,276	1,027	923
Mortgage loans	775	823	809
Other	820	834	884
	10,263	10,603	9,486
Cost of investments acquired or originated:
Bonds	(7,518)	(8,939)	(8,841)
Stocks	(1,648)	(1,189)	(1,008)
Mortgage loans	(1,575)	(1,253)	(1,034)
Other	(1,033)	(764)	(745)
	(11,774)	(12,145)	(11,628)
Transactions under mortgage dollar roll program, net	168	(204)	598
Change in net amounts due to/from broker	(215)	193	(651)
Change in collateral held for securities lending	(122)	(158)	138
Change in contract loans	3	3	6
Net Cash from Investments	(1,677)	(1,708)	(2,051)
Cash from Financing and Miscellaneous Sources
Net deposits (payments) on deposit-type contracts	9	37	57
Other	78	(2)	(7)
Net Cash from Financing and Miscellaneous Sources	87	35	50
Net Change in Cash, Cash Equivalents and Short-Term Investments	(143)	(158)	(77)
Cash, Cash Equivalents and Short-Term Investments, Beginning of Year	1,573	1,731	1,808
Cash, Cash Equivalents and Short-Term Investments, End of Year	$ 1,430	$ 1,573	$ 1,731
Supplemental information:
Non-cash investing activities not included above
Mortgage Loan Refinancing	$ 91	$ 145	$ 143
The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements
For the Years Ended December 31, 2018, 2017, and 2016
1. Nature of Operations and Significant Accounting Policies
Nature of Operations
Thrivent Financial for Lutherans (“Thrivent Financial”) is a fraternal benefit society that provides to its members life insurance, retirement products, disability income and long-term care insurance, as well as Medicare supplement insurance. Thrivent Financial is licensed to conduct business throughout the United States and distributes its products to its members primarily through a network of career financial representatives. Thrivent Financial also offers its members additional related financial products and services, such as investment funds and trust services, through its subsidiaries and affiliates.
Significant Accounting Principles
The accompanying statutory-basis financial statements have been prepared in accordance with statutory accounting practices (“SAP”) prescribed by the State of Wisconsin Office of the Commissioner of Insurance.
Use of Estimates
The preparation of statutory-basis financial statements in conformity with SAP requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. The more significant estimates involve those relating to fair values of investments, reserves for life, health and annuity contracts, and pension and other retirement benefit liabilities. Actual results could differ from those estimates.
The significant accounting practices used in preparation of the statutory-basis financial statements are summarized as follows:
Investments
Bonds:  Bonds are generally carried at amortized cost, depending on the nature of the security and as prescribed by National Association of Insurance Commissioners (“NAIC”) guidelines. Discounts or premiums on bonds are amortized over the term of the securities using the modified scientific method. Discounts or premiums on loan-backed and structured securities are amortized over the term of the securities using the modified scientific method, adjusted to reflect anticipated pre-payment patterns. Interest income is recognized when earned.
Thrivent Financial uses a mortgage dollar roll program to enhance the yield on its mortgage-backed security (“MBS”) portfolio. MBS dollar rolls are transactions whereby Thrivent Financial sells an MBS to a counterparty and subsequently enters into a commitment to purchase another security at a later date. Thrivent Financial’s mortgage dollar roll program generally includes a series of MBS dollar rolls extending for more than a year. Thrivent Financial had $252 million and $420 million in the mortgage dollar roll program as of December 31, 2018 and 2017, respectively.
Stocks:  Preferred stocks are generally carried at amortized cost. Common stocks of unaffiliated companies are stated at fair value. Common stocks of unconsolidated subsidiaries and affiliates are carried on their statutory equity basis. Investments in affiliated mutual funds are carried at net asset value (“NAV”).

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
1. Nature of Operations and Significant Accounting Policies, continued
Mortgage loans:  Mortgage loans are generally carried at their unpaid principal balances less valuation adjustments. Interest income is accrued on the unpaid principal balance using the loan’s contractual interest rate. Discounts or premiums are amortized over the term of the loans using the effective interest method. Interest income and amortization of premiums and discounts are recorded as a component of net investment income along with prepayment fees and mortgage loan fees.
Real estate:  Home office real estate is valued at original cost plus capital expenditures less accumulated depreciation and encumbrances. Depreciation expense is determined using the straight-line method over the estimated useful lives of the properties. Real estate expected to be disposed of is carried at the lower of cost or fair value, less estimated costs to sell.
Cash, cash equivalents and short-term investments:  Included in cash and cash equivalents are demand deposits and highly liquid investments purchased with an original maturity of three months or less, which are carried at amortized cost. Also included in cash equivalents are investments in money market mutual funds, which are carried at fair value. Short-term investments have contractual maturities of one year or less at the time of acquisition. Included in short-term investments are investments in commercial paper and agency notes, which are carried at amortized cost.
Contract loans:  Contract loans are generally carried at their aggregate unpaid balances. Contract loans are collateralized by the cash surrender value of the associated insurance contracts.
Limited partnerships:  Limited partnerships consist primarily of equity limited partnerships, which are valued on the underlying audited U.S. generally accepted accounting principles (“GAAP”) equity of the investee. Income is recognized on distributions received that are not in excess of undistributed earnings.
Other invested assets:  Other invested assets include derivative instruments, real estate joint ventures, surplus notes and Thrivent Financial’s investment interest in Thrivent Education Funding, LLC (TEF). Derivatives are primarily carried at fair value. Real estate joint ventures are valued on the underlying audited equity of the investee. Surplus notes are carried at amortized cost. TEF is a wholly owned affiliate of Thrivent Financial and is valued based on GAAP equity.
Securities lending:  Securities loaned under Thrivent Financial’s securities lending agreement are carried in the Statutory-Basis Statements of Assets, Liabilities and Surplus at amortized cost or fair value, depending on the nature of the security and as prescribed by NAIC guidelines. Thrivent Financial generally receives cash collateral in an amount that is in excess of the market value of the securities loaned, and the cash collateral is invested in highly-liquid, highly-rated securities which are included in bonds and cash, cash equivalents and short-term investments on the Statutory-Basis Statements of Assets, Liabilities and Surplus. A liability is also recognized for the amount of the collateral. Market values of securities loaned and corresponding collateral are monitored daily, and additional collateral is obtained as necessary. Thrivent Financial requires a minimum level of collateral to be held for loaned securities. Thrivent Financial presents securities lending agreements on a gross basis in the statutory-basis financial statements.
Offsetting assets and liabilities:  Thrivent Financial presents securities lending agreements and derivatives on a gross basis in the statutory-basis financial statements.
Unrealized investment gains and losses:  Unrealized investment gains and losses include changes in fair value of bonds, unaffiliated stocks, affiliated common stocks, affiliated mutual funds, and other invested assets and are accounted for as a direct increase or decrease of surplus.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
1. Nature of Operations and Significant Accounting Policies, continued
Realized capital gains and losses:  Realized capital gains and losses on sales of investments are determined using the specific identification method for bonds and average cost method for stocks.
Thrivent Financial periodically reviews its security portfolios and evaluates those securities where the current fair value is less than amortized cost for indicators that the decline in value is other-than-temporary. This review includes an evaluation of each security issuer’s creditworthiness, such as its ability to generate operating cash flow and remain current on all debt obligations, as well as any changes in its credit ratings from third party agencies. Other factors include the severity and duration of the impairment, Thrivent Financial’s ability to collect all amounts due according to the contractual terms of the debt security, and Thrivent Financial’s ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in the market.
The potential need to sell securities in an unrealized loss position which have no other indications of other-than-temporary impairment is evaluated based on the current market environment, near-term and long-term asset liability management strategies and target allocation strategies for various asset classes. Generally, Thrivent Financial has the ability and intent to hold securities in an unrealized loss position for a period of time sufficient for the security to recover in value. Investments that are determined to be other-than-temporarily impaired are written down, primarily to fair value, and the write-down is included in realized capital gains and losses in the Statutory-Basis Statements of Operations. If, in response to changed conditions in the capital markets, Thrivent Financial decides to sell a security in an unrealized loss position, a realized loss is recognized in the period that the decision is made to sell that security.
Certain realized capital gains and losses on bonds sold prior to their maturity are transferred to the interest maintenance reserve.
Interest maintenance reserve:  Thrivent Financial is required by the NAIC to maintain an interest maintenance reserve (“IMR”). The IMR is primarily used to defer certain realized capital gains and losses on fixed income investments. Net realized capital gains and losses deferred to IMR are amortized into investment income over the estimated remaining term to maturity of the investment sold.
Fair value of financial instruments:  In estimating the fair values for financial instruments, the amount of observable and unobservable inputs used to determine fair value is taken into consideration. Each of the financial instruments has been classified into one of three categories based on that evaluation. A Level 1 financial instrument is valued using quoted prices for identical assets in active markets that are accessible. A Level 2 financial instrument is valued based on quoted prices for similar instruments in active markets that are accessible, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations where the significant value driver inputs are observable. A Level 3 financial instrument is valued using significant value driver inputs that are unobservable.
Separate Accounts
Separate account assets and liabilities reported in the accompanying Statutory-Basis Statements of Assets, Liabilities and Surplus represent funds that are separately administered for variable annuity and variable life contracts, and for which the contractholder, rather than Thrivent Financial, bears the investment risk. Fees charged on separate account contractholder account value, include mortality and expense charges, rider fees, and advisor fees and are recognized when due. Separate account assets, which consist of investment funds, are carried at fair value based on published market prices. Separate account liability values are not guaranteed to the contractholder; however, general account reserves include provisions for the guaranteed minimum death

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
1. Nature of Operations and Significant Accounting Policies, continued
and living benefits contained in the contracts. Reserve assumptions for these benefits are discussed in the section Aggregate Reserves for Life, Annuity and Health Contracts.
Aggregate Reserves for Life, Annuity and Health Contracts
Reserves for life insurance contracts are calculated using primarily the Commissioners’ Reserve Valuation Method generally based upon the 1941, 1958, 1980, 2001, and 2017 Commissioners’ Standard Ordinary and American Experience Mortality Tables with assumed interest rates ranging from 2.5% to 5.5%. Reserves on Contracts issued on a substandard basis are valued using the valuation mortality rates for the substandard rating.
Reserves for fixed annuities, supplementary contracts with life contingencies and other benefits are computed using recognized and accepted mortality tables and methods, which equal or exceed the minimum reserves calculated under the Commissioners’ Annuity Reserve Valuation Method. Fixed indexed annuity reserves are calculated according to the Black-Scholes Projection Method described in Actuarial Guideline 35. Reserves for variable annuities are computed using the methods and assumptions specified in Actuarial Guidelines 43 and VM-21, including assumptions for guaranteed minimum death benefits and living benefits.
Accident and health contract reserves are generally calculated using the two-year preliminary term, one-year preliminary term and the net level premium methods based upon various morbidity tables. In addition, for long-term care and disability income products, a premium deficiency reserve is held to the extent future premiums and current reserves are less than the value of future expected claim payments and expenses.
The reserve assumptions inherent in these approaches are designed to be sufficient to provide for all contractual benefits. Thrivent Financial waives deduction of deferred fractional premiums upon the death of insureds and returns any portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.
During 2017, Thrivent Financial recorded an adjustment to its reserves for life contracts totaling $84 million. The adjustment corrected an overstatement of the reserve connected with waivers on the Term Life products. The adjustment was recorded directly to surplus and the impact to previous years gain from operations was not significant.
Deposit Liabilities
Deposit liabilities have been established on certain annuity and supplemental contracts that do not subject Thrivent Financial to mortality and morbidity risk. Changes in future benefits on these deposit-type contracts are classified as deposit-type transactions and thereby excluded from net additions to contract reserves.
Contract Claims Liabilities
Claim liabilities are established in amounts estimated to cover incurred claims. These liabilities are based on individual case estimates for reported claims and estimates of unreported claims based on past experience.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
1. Nature of Operations and Significant Accounting Policies, continued
Asset Valuation Reserve
Thrivent Financial is required to maintain an asset valuation reserve (“AVR”), which is a liability calculated using a formula prescribed by the NAIC. The AVR is a general provision for future potential losses in the value of investments, unrelated to changes in interest rates. Increases or decreases in the AVR are reported as direct adjustments to surplus in the Statutory-Basis Statements of Surplus.
Premiums and Considerations
Traditional life insurance premiums are recognized as revenue when due. Variable life, universal life, annuity premiums and considerations of supplemental contracts with life contingencies are recognized when received. Health insurance premiums are earned pro rata over the terms of the policies.
Fraternal Benefits and Expenses
Fraternal benefits and expenses include all fraternal activities as well as expenses incurred to provide or administer fraternal benefits and expenses related to Thrivent Financial’s fraternal character. This includes items such as benevolences to help meet the needs of people, educational benefits to raise community and family awareness of issues, church grants and costs necessary to maintain Thrivent Financial’s fraternal branch system. Thrivent Financial conducts its fraternal activities primarily through its lodge system where members participate in locally sponsored fraternal activities.
Dividends to Members
Thrivent Financial’s insurance products are participating in nature. Dividends on these policies to be paid to members in the subsequent 12 months are reflected in the Statutory-Basis Statements of Operations for the current year. The majority of life insurance contracts receive dividends. Dividends are not currently being paid on most health insurance and annuity contracts. Dividend scales are approved annually by Thrivent Financial’s Board of Directors.
Income Taxes
Thrivent Financial, as a fraternal benefit society, qualifies as a tax-exempt organization under the Internal Revenue Code. Accordingly, income earned by Thrivent Financial is generally exempt from taxation; therefore, no provision for income taxes has been recorded.
New Accounting Guidance
In 2018, Thrivent Financial adopted changes to SSAP No. 86 (Derivatives), which clarifies that amounts received or paid to adjust variation margin on derivative contracts that are both cleared and settled on an exchange should be recognized as unrealized gains or losses. The new guidance is applied prospectively and did not have a material impact to Thrivent Financial’s financial statements.
In 2018, Thrivent Financial adopted changes to SSAP No. 103R (Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), which clarifies what is to be included in the wash sale disclosure and that the disclosure shall be in the financial statements for the period in which the security is sold. The new guidance is applied prospectively and did not have a material impact to Thrivent Financial’s financial statements.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
1. Nature of Operations and Significant Accounting Policies, continued
In 2018, Thrivent Financial adopted changes to SSAP No. 92 (Post Retirement Benefits Other Than Pensions) and SSAP No. 102 (Pensions), which removes the level 3 fair value reconciliation disclosure for pension and other post-retirement plan assets. The new guidance is applied prospectively and did not have a material impact to Thrivent Financial’s financial statements.
Subsequent Events
Thrivent Financial evaluated events or transactions that may have occurred after the Statutory-Basis Statements of Assets, Liabilities and Surplus date for potential recognition or disclosure through February 18, 2019, the date the statutory-basis financial statements were available to be issued. There were no subsequent events or transactions which required recognition or disclosure.
2. Investments
Bonds
The admitted value and fair value of Thrivent Financial’s investment in bonds are summarized below (in millions).
	Admitted Value	Gross Unrealized		Fair Value
		Gains	Losses
December 31, 2018
U.S. government and agency securities	$ 1,556	$ 38	$ 12	$ 1,582
U.S. state and political subdivision securities	104	33	—	137
Securities issued by foreign governments	102	3	1	103
Corporate debt securities	32,063	983	923	32,125
Residential mortgage-backed securities	6,912	26	148	6,790
Commercial mortgage-backed securities	2,077	8	40	2,045
Collateralized debt obligations	3	11	—	14
Other debt obligations	441	1	8	434
Affiliated Bonds	25	—	—	25
Total bonds	$43,283	$1,103	$1,132	$43,255
December 31, 2017
U.S. government and agency securities	$ 2,458	$ 72	$ 7	$ 2,523
U.S. state and political subdivision securities	105	42	—	147
Securities issued by foreign governments	107	5	—	112
Corporate debt securities	30,976	2,361	167	33,170
Residential mortgage-backed securities	7,434	79	54	7,459
Commercial mortgage-backed securities	1,786	16	17	1,785
Collateralized debt obligations	3	11	—	14
Other debt obligations	422	3	3	422
Total bonds	$43,291	$2,589	$ 248	$45,632
The admitted value of corporate debt securities issued in foreign currencies was $546 million and $434 million as of December 31, 2018 and 2017, respectively.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
The admitted value and fair value of bonds, short-term investments and certain cash equivalents by contractual maturity are shown below (in millions). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Admitted Value	Fair Value
December 31, 2018
Due in one year or less	$ 2,376	$ 2,402
Due after one year through five years	9,470	9,457
Due after five years through ten years	13,632	13,284
Due after ten years	19,175	19,482
Total	$44,653	$44,625
The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual bonds have been in a continuous unrealized loss position (dollars in millions). Certain amounts as of December 31, 2017 below have been revised to correct the prior period disclosure.
	Less than 12 Months			12 Months or More
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
December 31, 2018
U.S. government and agency securities	17	$ 537	$ 7	4	$ 187	$ 5
U.S. state and political subdivision securities	—	—	—	—	—	—
Securities issued by foreign governments	—	—	—	2	24	1
Corporate debt securities	1,945	15,979	719	307	2,576	204
Residential mortgage-backed securities	124	3,078	64	100	2,043	84
Commercial mortgage-backed securities	87	930	17	57	518	23
Collateralized debt obligations	—	—	—	2	—	—
Other debt obligations	68	233	6	28	112	2
Total bonds	2,241	$20,757	$813	500	$5,460	$319
December 31, 2017
U.S. government and agency securities	20	$ 873	$ 5	3	$ 55	$ 2
U.S. state and political subdivision securities	—	—	—	—	—	—
Securities issued by foreign governments	2	24	—	—	—	—
Corporate debt securities	350	3,278	98	197	1,744	69
Residential mortgage-backed securities	80	2,571	15	79	1,767	39
Commercial mortgage-backed securities	52	489	4	46	408	13
Collateralized debt obligations	—	—	—	2	—	—
Other debt obligations	74	287	2	23	85	1
Total bonds	578	$ 7,522	$124	350	$4,059	$124

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Based on Thrivent Financial’s current evaluation of its securities in accordance with its impairment policy, a determination was made that the declines in the securities summarized above are temporary in nature.
As of December 31, 2018, Thrivent Financial held the following structured notes (in millions) as defined by the NAIC Securities Valuation Office. The structured notes below are included in U.S. government and agency securities. No investments held as of December 31, 2018 are considered mortgage-referenced securities.
CUSIP	Actual Cost	Fair Value	Book/Adjusted Carrying Value
912810QF8	$ 5	$ 7	$ 6
9128283R9	25	24	25
912828B25	25	27	27
912828H45	15	15	16
912828N71	26	26	26
912828NM8	27	30	30
912828QV5	81	83	86
912828UH1	27	28	29
912828V49	25	25	25
	$256	$265	$270
Stocks
The cost and fair value of Thrivent Financial’s investment in stocks as of December 31 are presented below (in millions). Certain prior year amounts have been reclassified to conform to the current year presentation.
	2018	2017
Unaffiliated preferred stocks:
Cost/statement value	$ 206	$ 157
Gross unrealized gains	120	130
Gross unrealized losses	(5)	(1)
Fair value	$ 321	$ 286
Unaffiliated common stocks:
Cost	$1,372	$1,046
Gross unrealized gains	177	329
Gross unrealized losses	(105)	(13)
Fair value/statement value	$1,444	$1,362
Affiliated common stocks:
Cost	$ 179	$ 255
Gross unrealized gains	161	64
Gross unrealized losses	—	—
Fair value/statement value	$ 340	$ 319

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
	2018	2017
Affiliated mutual funds:
Cost	$ 426	$ 277
Gross unrealized gains	3	26
Gross unrealized losses	(37)	—
Fair value/statement value	$ 392	$ 303
Total statement value	$2,382	$2,141
Mortgage Loans
The age analysis of mortgage loans as of December 31 was as follows (in millions):
	2018	2017
Current	$8,995	$8,193
30 – 59 days past due	2	2
60 – 89 days past due	1	5
90 – 179 days past due	—	2
180+ days past due	1	—
Total mortgage loans	$8,999	$8,202
180+ Days Past Due and Accruing Interest:
Investment	$ 1	$ —
Interest accrued	—	—
90 -179 Days Past Due and Accruing Interest:
Investment	—	2
Interest Accrued	—	—
The distribution of Thrivent Financial’s mortgage loans among various geographic regions of the United States as of December 31 was as follows:
	2018	2017
Geographic Region
Pacific	27%	25%
South Atlantic	19	19
East North Central	9	9
West North Central	14	14
Mountain	11	13
Mid-Atlantic	8	8
West South Central	7	7
Other	5	5
Total	100%	100%

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
The distribution of Thrivent Financial’s mortgage loans among various property types as of December 31 was as follows:
	2018	2017
Property Type
Industrial	25%	26%
Retail	23	26
Office	17	18
Church	10	11
Apartments	17	11
Other	8	8
Total	100%	100%
Impaired Loans
A loan is determined to be impaired when Thrivent Financial considers it probable that the principal and interest will not be collected according to the contractual terms of the loan agreement. At December 31, 2018 Thrivent Financial held impaired loans with a carrying value of $9 million and an unpaid principal balance of $11 million for which there was no related allowance for credit losses recorded and at December 31, 2017, Thrivent Financial held impaired loans with a carrying value of $4 million and an unpaid principal balance of $4 million for which there was no related allowance for credit losses recorded.
Any payments received on impaired loans are either applied against the principal or reported as net investment income, based on an assessment as to the collectability of the principal. Interest income on impaired loans is recognized upon receipt.
After loans become 180 days delinquent on principal or interest payments, or if the loans have been determined to be impaired, any accrued but uncollectible interest on the mortgage loans is non-admitted and charged to surplus in the period in which the loans are determined to be impaired. Generally, only after the loans become less than 180 days delinquent from the contractual due date will accrued interest be returned to admitted status. The amount of impairments included in realized capital losses due to debt restructuring during the year was $0.0 million, $0.0 million and $7.0 million for the years ended December 31, 2018, 2017 and 2016, respectively. The average recorded investment in impaired mortgage loans held on December 31, 2018 and 2017 was $4 million and $2 million, respectively. Interest income recognized on impaired mortgage loans totaled $0.1 million during all three years ended December 31, 2018, 2017 and 2016.
In certain circumstances, Thrivent Financial may modify the terms of a loan to maximize the collection of amounts due. During the years ended December 31, 2018 and 2017, Thrivent Financial modified no loans under these circumstances.
As of both December 31, 2018 and 2017, Thrivent Financial held 2 mortgage loans totaling $9 million and $2 million, respectively, where loan modifications had occurred. During the years ended December 31, 2018 and 2017, there were no modified mortgage loans with a payment default.
During the years ended December 31, 2018 and 2017, there was one mortgage loan each year that was derecognized as a result of foreclosure in the amount of $1.7 million and $5 million, respectively.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Real Estate
The components of real estate investments as of December 31 were as follows (in millions):
	2018	2017
Home office properties	$143	$ 181
Held-for-sale	6	14
Total before accumulated depreciation	149	195
Accumulated depreciation	(84)	(136)
Total real estate	$ 65	$ 59
In August 2018, Thrivent Financial sold its corporate home office property for a cash payment of $55 million. Subsequent to the sale, Thrivent Financial entered into an agreement with the purchaser to lease the property for a 30-month term lease. The $48 million gain on the sale of the property has been deferred and is reported in other surplus funds and will be recognized over the term of the lease.
Derivative Financial Instruments
Thrivent Financial uses derivative financial instruments in the normal course of business to manage investment risks, to reduce interest rate and duration imbalances determined in asset/liability analyses and to offset risks associated with the guaranteed living benefits features of certain variable annuity products.
The following table summarizes the carrying values, which primarily equal fair values, included in other invested assets or other liabilities on the Statutory-Basis Statements of Assets, Liabilities and Surplus, and the notional amounts of Thrivent Financial’s derivative financial instruments (in millions):
	Carrying Value	Notional Amount	Realized Gain/(Loss)
As of and for the year ended December 31, 2018
Assets:
Call spread options	$ 4	$ 545	$ 20
Futures	—	990	(9)
Foreign currency swaps	25	258	2
Covered written call options	—	—	2
Total assets	$ 29	$1,793	$ 15
Liabilities:
Call spread options	(2)	569	(16)
Foreign currency swaps	(17)	305	6
Total liabilities	$ (19)	$ 874	$(10)
As of and for the year ended December 31, 2017
Assets:
Call spread options	$ 38	$ 339	$ 20
Futures	—	344	(41)
Foreign currency swaps	9	202	3
Covered written call options	—	—	4
Total assets	$ 47	$ 885	$(14)

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
	Carrying Value	Notional Amount	Realized Gain/(Loss)
Liabilities:
Call spread options
Covered written call options	26	381	(17)
Foreign currency swaps	27	227	2
Total liabilities	$ 53	$ 608	$(15)
All gains and losses are reflected in realized capital gains and losses in the statutory-basis financial statements except foreign currency swaps which are reflected in net investment income. Notional amounts do not represent amounts exchanged by the parties and are therefore not a measure of Thrivent Financial’s exposure. The amounts exchanged are calculated based on the notional amounts and the other terms of the instruments, such as interest rates, exchange rates, security prices or financial and other indices.
Call Spread Options
Thrivent Financial uses over-the-counter S&P 500 index call spread options (i.e. buying call options and selling cap call options) to manage risks associated with its fixed indexed annuities. Purchased call spread options are reported at fair value in other invested assets and written call spread options are reported at fair value in other liabilities. The changes in the fair value of the call spread options are recorded in unrealized gains and losses.
Covered Written Call Options
Thrivent Financial sells covered written call option contracts to enhance the return on residential mortgage-backed “to be announced” collateral that it owns. The premium received for these call options is recorded in other liabilities at book value at each reporting period. All positions in these contracts are settled at month end. Upon disposition of the options, the gains are recorded as a component of realized capital gains and losses. During the years ended December 31, 2018, 2017 and 2016, $3 million, $8 million and $10 million, respectively, was received in call premium.
Futures
Thrivent Financial utilizes futures contracts to manage a portion of the risks associated with the guaranteed minimum accumulation benefit feature of its variable annuity products and to manage foreign equity risk. Cash paid for the futures contracts is recorded in other invested assets. The futures contracts are valued at fair value at each reporting period. The daily change in fair value from the contracts variation margin is recognized in unrealized gains and losses until the contract is closed and/or otherwise expired. Realized gains and losses are recognized when the contract is closed and/or otherwise expired.
Foreign Currency Swaps
Thrivent Financial utilizes foreign currency swaps to manage the risk associated with changes in the exchange rate of foreign currency to U.S. dollar payments for foreign denominated bonds. The swaps are reported at fair value with the change in the fair value recognized in unrealized gains and losses. Realized gains and losses are recognized upon settlement of the swap. No cash is exchanged at the outset of the swaps, and interest payments received are recorded as a component of net investment income.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Securities Lending
Elements of the securities lending program are presented below as of December 31 (in millions):
	2018	2017
Loaned securities:
Carrying value	$252	$346
Fair value	237	357
Cash collateral reinvested at book and fair value:
Open	$ 62	$ 45
30 days or less	88	239
31 – 60 days	25	49
61 – 90 days	9	13
91 – 120 days	5	—
121 – 180 days	11	—
181 – 365 days	10	5
1 – 2 years	33	14
2 – 3 years	—	—
Greater than 3 years	—	—
Total	$243	$365
Cash collateral liabilities	$243	$365
The maturity dates of the cash collateral liabilities generally match the maturity dates of the invested assets.
Wash Sales
In the normal course of Thrivent Financial’s investment management activities, securities are periodically sold and repurchased within 30 days of the sale date to enhance total return on the investment portfolio. During 2018, Thrivent sold 223 non-investment grade securities with a book value totaling $115 million where the cost to repurchase within 30 days totaled $143 million. The net gain for securities sold and later repurchased totaled $31 million.
Pledged and Restricted Assets
Thrivent Financial owns assets which are pledged to others as collateral or are otherwise restricted totaling $307 million and $430 million at December 31, 2018 and 2017, respectively. Total pledged and restricted assets, which primarily include collateral held under futures transactions and securities lending agreements, are less than 1% of total admitted assets. Securities on deposits with state insurance departments were $1 million for both years ended December 31, 2018 and 2017.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Collateral Received
Elements of reinvested collateral received in the securities lending program as of December 31 are presented below (in millions):
	2018	2017
Bonds:
Carrying value	$ 47	$ 19
Fair value	47	19
Short-term Investments:
Carrying value	$ 62	$ 18
Fair value	62	18
Cash Equivalents
Carrying value	$134	$328
Fair value	134	328
All collateral received is less than one-percent of total admitted assets.
Net Investment Income
Investment income by type of investment for the years ended December 31 is presented below (in millions):
	2018	2017	2016
Bonds	$1,743	$1,745	$1,671
Preferred stock	11	7	7
Unaffiliated common stocks	28	21	21
Affiliated common stocks	24	11	3
Mortgage loans	392	391	399
Real estate	23	24	24
Contract loans	84	80	84
Cash, cash equivalents and short-term investments	32	20	13
Limited partnerships	410	450	585
Other invested assets	21	13	11
	2,768	2,762	2,818
Investment expenses	(49)	(47)	(43)
Depreciation on real estate	(6)	(6)	(7)
Net investment income	$2,713	$2,709	$2,768
Net investment income includes bonds sold or redeemed with a callable feature. During 2018 there were 57 securities with callable features sold or redeemed totaling $19 million and during 2017 there were 82 securities totaling $41 million included in net investment income.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Realized Capital Gains and Losses
Realized capital gains and losses for the years ended December 31 is presented below (in millions):
	2018	2017	2016
Net gains (losses) on sales:
Bonds:
Gross gains	195	226	$ 200
Gross losses	(58)	(40)	(91)
Stocks:
Gross gains	201	143	116
Gross losses	(47)	(31)	(48)
Futures	(9)	(41)	(153)
Other	17	31	—
Net (losses) gains on sales	299	288	24
Provisions for losses:
Bonds	(18)	(10)	(21)
Stocks	—	—	—
Other	6	—	(7)
Total provisions for losses	(12)	(10)	(28)
Realized capital (losses) gains	287	278	(4)
Transfers to interest maintenance reserve	(141)	(204)	(111)
Realized capital losses, net	$ 146	$ 74	$(115)
Proceeds from the sale of investments in bonds, net of mortgage dollar roll transactions, were $6.6 billion, $7.0 billion, and $5.5 billion for the years ended December 31, 2018, 2017, and 2016, respectively.
Thrivent Financial recognized other-than-temporary impairments during the year ended December 31, 2018 on the following loan-backed and structured securities where the present value of cash flows expected to be collected was less than the amortized cost basis of the security (in millions):
CUSIP	Book Value Before Impairment	Impairment Recognized	Amortized Cost After Impairment	Fair Value as of Date Impaired
05948KVV8	$ 6	$—	$ 6	$ 5
16165TAE3	7	—	7	8
17307G4H8	1	—	1	1
45660LST7	3	—	4	4
75970QAJ9	2	—	2	2
863576AC8	3	—	3	3
02660YAX0	3	1	2	2
22943HAG1	4	1	3	2
Total	$29	$ 2	$28	$27

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
3. Policyholder Liabilities
Many of the contracts issued by Thrivent Financial, primarily annuities, do not subject Thrivent Financial to mortality or morbidity risk. These contracts may have certain limitations placed upon the amount of funds that can be withdrawn without penalties. The following table summarizes liabilities by their withdrawal characteristics (dollars in millions):
	General Account	Separate Account With Guarantees	Separate Account Without Guarantees	Total	% of Total
December 31, 2018
Subject to discretionary withdrawal:
With market value adjustment	$ —	$248	$ —	$ 248	1%
At book value less a surrender charge of 5% or more	5,238	—	—	5,238	11
At fair value	—	—	26,640	26,640	57
At book value without adjustment	13,076	—	—	13,076	28
Not subject to discretionary withdrawal	1,400	51	1,451	3
Total	$19,714	$248	$26,691	$46,653	100%
December 31, 2017
Subject to discretionary withdrawal:
With market value adjustment	$ —	$338	$ —	$ 338	1%
At book value less a surrender charge of 5% or more	4,963	—	—	4,963	10
At fair value	—	—	28,422	28,422	59
At book value without adjustment	12,911	—	—	12,911	27
Not subject to discretionary withdrawal	1,340	—	59	1,399	3
Total	$19,214	$338	$28,481	$48,033	100%
The above policyholder liabilities are recorded as components of the following captions of the Statutory-Basis Statements of Assets, Liabilities and Surplus as of December 31 (in millions):
	2018	2017
Aggregate reserves for life, annuity and health contracts	$16,172	$15,793
Deposit liabilities	3,543	3,421
Liabilities related to separate accounts	26,939	28,819
Total	$46,654	$48,033
Thrivent Financial holds premium deficiency reserves (PDR) on its closed block of long-term care insurance policies. The PDR was $133 million and $567 million as of December 31, 2018 and 2017, respectively. During 2018, Thrivent Financial updated the claim incidence, claim termination, disabled life mortality, expense, and net earned rate assumptions used is the determination of the PDR. During 2017, Thrivent Financial updated the mortality, persistency, expense and net earned rate assumptions. These updated assumptions were the primary driver of the $434 million decrease in PDR for the year ended December 31, 2018 and for the $286 million increase in PDR for the year ended December 31, 2017.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
3. Policyholder Liabilities, continued
Thrivent Financial has insurance in force as of December 31, 2018 and 2017, totaling $17 billion and $16 billion, respectively, where the gross premiums are less than the net premiums according to the standard valuation requirements set by the State of Wisconsin Office of the Commissioner of Insurance. Reserves associated with these policies as of December 31, 2018 and 2017, totaled $64 million and $71 million, respectively.
Deferred and uncollected life insurance premiums and annuity considerations were as follows (in millions):
	Gross	Net of Loading
December 31, 2018
Ordinary new business	$12	$ 8
Ordinary renewal	45	99
Total	$57	$107
December 31, 2017
Ordinary new business	$ 7	$ 4
Ordinary renewal	49	104
Total	$56	$108
4. Separate Accounts
Thrivent Financial administers and invests funds segregated into separate accounts for the exclusive benefit of variable annuity, variable immediate annuity and variable universal life contractholders. Variable life and variable annuity separate accounts of Thrivent Financial are non-guaranteed, while Thrivent Financial’s multi-year guarantee separate account is a non-indexed guarantee account. Within the non-guaranteed separate account, all variable deferred annuity contracts contain guaranteed death benefits and some contain guaranteed living benefits. The following table presents the explicit risk charges paid by separate account contract holders for these guarantees and the amounts paid for guaranteed death benefits for the years ended December 31 (in millions):
	2018	2017	2016	2015	2014
Risk charge paid	$108	$107	$99	$99	$86
Payments for guaranteed benefits	4	4	5	4	3
The distribution of investments in the separate account assets as of December 31 was as follows:
	2018	2017
Equity funds	60%	59%
Bond funds	20	20
Balanced funds	18	19
Other	2	2
Total separate account assets	100%	100%

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
4. Separate Accounts, continued
The following tables summarize information for the separate accounts (in millions):
	Non-Indexed Guarantee	Non- Guaranteed	Total
December 31, 2018
Reserves:
For accounts with assets at fair value	$248	$27,691	$27,939
By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$248	$ —	$ 248
At fair value	—	27,640	27,640
Not subject to discretionary withdrawal	—	51	51
Total	$248	$27,691	$27,939
December 31, 2017
Reserves:
For accounts with assets at fair value	$338	$29,527	$29,865
By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$338	$ —	$ 338
At fair value	—	29,468	29,468
Not subject to discretionary withdrawal	—	59	59
Total	$338	$29,527	$29,865

	2018	2017	2016
Premiums, considerations and deposits:
Non-indexed guarantee	$ 1	$ 1	$ 5
Non-guaranteed	1,737	1,806	1,926
Total	$1,738	$1,807	$1,931

	2018	2017	2016
Transfers to separate accounts	$ 1,735	$ 1,806	$ 1,930
Transfers from separate accounts	(1,733)	(1,321)	(1,027)
Other items	2	(2)	(1)
Transfers to separate accounts, net	$ 4	$ 483	$ 902

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
5. Claims Liabilities
Activity in the liabilities for accident and health, long-term care and disability benefits, included in aggregate reserves for life, annuity, and health contracts and contract claims, as presented below (in millions):
	2018	2017
Net balance at January 1	$1,089	$1,022
Incurred related to:
Current year	471	451
Prior years	(52)	(35)
Total incurred	419	416
Paid related to:
Current year	104	84
Prior years	290	265
Total paid	394	349
Net balance at December 31	$1,114	$1,089
Thrivent Financial uses estimates for determining its liability for accident and health, long-term care and disability benefits, which are based on historical claim payment patterns, and attempts to provide for potential adverse changes in claim patterns and severity. Thrivent Financial annually reviews the claim payment experience to evaluate the methodology and assumptions that are used in determining its estimate of ultimate claims experience.
6. Reinsurance
Thrivent Financial participates in reinsurance in order to limit its maximum losses and to diversify its exposures. Life and accident and health reinsurance is accomplished through various plans of reinsurance, primarily coinsurance and yearly renewable term. Generally, Thrivent Financial retains a maximum of $3 million of single and $3 million of joint life coverage for any single mortality risk. Ceded balances would represent a liability of Thrivent Financial in the event the reinsurers were unable to meet their obligations under the terms of the reinsurance agreements.
Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.
Reinsurance amounts included in the Statutory-Basis Statements of Operations for the years ended December 31 were as follows (in millions):
	2018	2017	2016
Direct premiums	$5,098	$5,146	$5,570
Reinsurance ceded	(117)	(125)	(119)
Net premiums	4,981	5,021	5,451
Reinsurance claims recovered	$ 60	$ 65	$ 50

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
6. Reinsurance, continued
Aggregate reserves and contract claims liabilities in the Statutory-Basis Statements of Assets, Liabilities and Surplus for the years ended December 31 were reduced by reinsurance ceded amounts as presented below (in millions):
	2018	2017
Life insurance	$801	$758
Accident and health	—	—
Total	$801	$758
Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders.
Thrivent Financial periodically reviews the financial condition of its reinsurers and amounts recoverable in order to evaluate the financial strength of the companies supporting the recoverable balances. One reinsurer accounts for approximately 49% of the reinsurance recoverable as of December 31, 2018.
Thrivent Financial has no covered policies where certain term life and universal life insurance policies (XXX/AXXX risks) are ceded in accordance with Actuarial Guideline 48 (Actuarial Opinion and Memorandum Requirements for the Reinsurance of Policies to be Valued Under Sections 6 and 7 of the NAIC Valuation of Life Insurance Policies Model Regulation).
7. Surplus
Thrivent Financial is subject to certain risk-based capital (“RBC”) requirements as specified by the NAIC. Under those requirements, the amount of surplus maintained by a fraternal benefit society is to be determined based on the various risk factors related to it. Thrivent Financial exceeds the RBC requirements as of December 31, 2018 and 2017.
Unassigned funds as of December 31 includes adjustments related to the following items (in millions):
	2018	2017
Unrealized gains and losses	$ 293	$ 554
Non-admitted assets	(107)	(115)
Separate account business	42	45
Asset valuation reserve	(1,367)	(1,217)
Thrivent Financial also holds special surplus funds which include the deferred gain on the sale of the corporate home office property and a special surplus balance related to the separate accounts.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
8. Fair Value of Financial Instruments
The financial instruments of Thrivent Financial have been classified, for disclosure purposes, into categories based on the evaluation of the amount of observable and unobservable inputs used to determine fair value.
Fair Value Descriptions
Level 1 Financial Instruments
Level 1 financial instruments reported at fair value include certain bonds, certain unaffiliated common stocks and certain cash equivalents. Bonds and unaffiliated common stocks primarily are valued using quoted prices in active markets. Cash equivalents consist of money market mutual funds whose fair value is based on the quoted daily net asset values of the invested funds.
Level 1 financial instruments not reported at fair value include certain bonds, which are priced based on quoted market prices, and include primarily U.S. Treasury bonds.
Level 2 Financial Instruments
Level 2 financial instruments reported at fair value include certain unaffiliated common stocks and other invested assets. Unaffiliated common stocks and other invested assets, primarily derivatives, are valued based on market quotes where the financial instruments are not considered actively traded. The fair values for separate account assets are based on published daily net asset values of the funds in which the separate accounts are invested.
Level 2 financial instruments not reported at fair value include certain bonds; unaffiliated preferred stocks; cash, cash equivalents and short-term investments; other invested assets, liabilities related to separate accounts and other liabilities.
Bonds not reported at fair value are priced using a third–party pricing vendor and include certain corporate debt securities and asset-backed securities. Pricing from a third–party pricing vendor varies by asset class but generally includes inputs such as estimated cash flows, benchmark yields, reported trades, issuer spreads, bids, offers, credit quality, industry events and economic events. If Thrivent Financial is unable to obtain a price from a third–party pricing vendor, management may obtain broker quotes or utilize an internal pricing model specific to the asset. The internal pricing models apply practices that are standard among the industry and utilize observable market data.
Fair values of unaffiliated preferred stocks not reported at fair value are based on market quotes where these securities are not considered actively traded.
Cash and cash equivalents not reported at fair value consist of demand deposit and highly liquid investments purchased with an original maturity date of three months or less. Short-term investments not reported at fair value consist of investments in commercial paper and agency notes with contractual maturities of one year or less at the time of acquisition. The carrying amounts for cash, cash equivalents and short-term investments approximate their fair values.
Other invested assets not reported at fair value include investments in surplus notes in which the fair values are based on quoted market prices.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
8. Fair Value of Financial Instruments, continued
The carrying amounts of liabilities related to separate accounts reflect the amounts in the separate account assets and approximate their fair values.
Other liabilities include certain derivatives. Derivative fair values are derived from broker quotes.
Level 3 Financial Instruments
Level 3 financial instruments reported at fair value include other invested assets, which consist of certain derivatives. The fair value is determined using independent broker quotes.
Level 3 financial instruments not reported at fair value include certain bonds, unaffiliated preferred stocks, mortgage loans, real estate, contract loans, limited partnerships, other invested assets, deferred annuities, other deposit contracts and other liabilities.
Level 3 bonds not reported at fair value include private placement debt securities and convertible bonds. Private placement debt securities are valued using internal pricing models specific to the assets using unobservable inputs such as issuer spreads, estimated cash flows, internal credit ratings and volatility adjustments. Market comparable discount rates ranging from 0% to 12% are used as the base rate in the discounted cash flows used to determine the fair value of certain assets. Increases or decreases in the credit spreads on the comparable assets could cause the fair value of assets to significantly decrease or increase, respectively. Additionally, Thrivent Financial may adjust the base discount rate or the modeled price by applying an illiquidity premium of 25 basis points, given the highly structured nature of certain assets. Convertible bonds are valued using third party broker quotes to determine fair value.
Unaffiliated preferred stocks are valued using third-party broker quotes to determine fair value.
The fair values for mortgage loans are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.
The fair value of real estate properties held-for-sale is based on current market price assessments, current purchase agreements or market appraisals.
The carrying amounts for contract loans approximate their fair values.
Limited partnerships include private equity investments. The fair values of these investments are estimated based on assumptions in the absence of observable market data. In determining fair value, the following valuation techniques are generally used: most recent capital balance adjusted for current cash flows; internal valuation methodologies designed for specific asset classes, primarily sponsor valuations or net asset value; discounted cash flow models; or applying current market multiples to earnings before interest, taxes, depreciation and amortization (EBITDA).
Other invested assets primarily include real estate joint ventures. The fair values of real estate joint venture investments are derived using GAAP audited financial statements.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
8. Fair Value of Financial Instruments, continued
Other liabilities primarily include deferred annuities and other deposit contracts as well as certain derivatives. The fair values for deferred annuities and other deposit contracts, which include supplementary contracts without life contingencies, deferred income settlement options and refunds on deposit, are estimated to be the cash surrender value payable upon immediate withdrawal. Derivatives fair values are derived from broker quotes.
Financial Instruments Carried at Fair Value
The fair values of Thrivent Financial’s financial instruments measured and reported at fair value are presented below (in millions):
	Level 1	Level 2	Level 3	Total
December 31, 2018
Assets
Bonds	$ 265	$ —	$—	$ 265
Unaffiliated common stocks	1,390	54	—	1,444
Cash, Cash equivalents and short-term investments	132	—	—	132
Assets held in separate account assets	—	28,468	—	28,468
Other invested assets	—	25	4	29
Total	$1,787	$28,547	$ 4	$30,338
Liabilities
Other liabilities	$ —	$ 17	$ 2	$ 19
December 31, 2017
Assets
Bonds	$ 269	$ —	$—	$ 269
Unaffiliated common stocks	1,304	58	—	1,362
Cash, cash equivalents and short-term investments	106	—	—	106
Assets held in separate account assets	—	$30,492	—	$30,492
Other invested assets	—	10	38	48
Total	$1,679	$30,560	$ 38	$32,277
Liabilities
Other liabilities	$ —	$ 27	$ 26	$ 53

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
8. Fair Value of Financial Instruments, continued
Additional Information on Level 3 Financial Instruments carried at Fair Value
There were no gains or losses recognized in net income during 2018 or 2017 attributable to the change in unrealized gains and losses related to Level 3 assets still held at December 31, 2018 or 2017.
The following table shows the changes in fair values for the investments categorized as Level 3 (in millions):
	2018	2017
Assets:
Balance, January 1	$ 38	$ 14
Purchases	37	20
Sales	(20)	(10)
Unrealized gains and losses	(51)	14
Balance, December 31	$ 4	$ 38
Liabilities:
Balance, January 1	$ 26	$ 10
Purchases	24	12
Sales	(27)	(7)
Unrealized gains and losses	(21)	11
Balance, December 31	$ 2	$ 26
Transfers
During 2018, Thrivent Financial had transfers of $30 million into Level 2 from Level 3 and transfers of $66 million into Level 3 from Level 2 for bonds which are not held at fair value. During 2017, Thrivent Financial had transfers of $102 million into Level 2 from Level 3 and transfers of $54 million into Level 3 from Level 2 for bonds which are not held at fair value. There were no transfers between fair value levels for assets held at fair value. Transfers between fair value hierarchy levels are recognized at the end of the reporting period.
Valuation Assumptions
The results of the valuation methods presented in this footnote are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As a result, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the financial instruments. These fair values are for certain financial instruments of Thrivent Financial; accordingly, the aggregate fair value amounts presented do not represent the underlying value of Thrivent Financial.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
8. Fair Value of Financial Instruments, continued
Fair Value of All Financial Instruments
The carrying values and fair values of all financial instruments are presented below (in millions). Certain amounts as of December 31, 2017 below have been revised to correct the prior period disclosure.
	Carrying Value	Fair Value
		Level 1	Level 2	Level 3	Total
December 31, 2018
Financial assets:
Bonds	$43,283	1,433	32,639	9,183	43,255
Unaffiliated preferred stocks	206	—	136	184	320
Unaffiliated common stocks	1,444	1,390	54	—	1,444
Affiliated common stock	340	—	340	—	340
Affiliated mutual funds	392	392	—	—	392
Mortgage loans	8,999	—	—	9,256	9,256
Contract loans	1,159	—	—	1,159	1,159
Cash, cash equivalents and short-term investments	1,430	132	1,298	—	1,430
Limited partnerships	3,844	—	—	3,844	3,844
Real estate — held-for-sale	6	—	—	9	9
Assets held in separate accounts	28,468	—	28,468	—	28,468
Other invested assets	194	—	113	90	203
Financial liabilities:
Deferred annuities	13,825	—	—	13,600	13,600
Other deposit contracts	1,032	—-	—	1,032	1,032
Other liabilities	29	—	18	4	22
Liabilities related to separate accounts	28,427	—	28,427	—	28,427
December 31, 2017
Financial assets:
Bonds	$43,291	2,311	34,584	8,737	45,632
Unaffiliated preferred stocks	157	—	79	207	286
Unaffiliated common stocks	1,362	1,304	58	—	1,362
Affiliated common stocks	319	—	319	—	319
Affiliated mutual funds	303	303	—	—	303
Mortgage loans	8,202	—	—	8,611	8,611
Contract loans	1,161	—	—	1,161	1,161
Cash, cash equivalents and short-term investments	1,573	106	1,469	2	1,577
Limited partnerships	3,197	—	—	3,197	3,197
Real estate — held-for-sale	14	—	—	69	69
Assets held in separate accounts	30,492	—	30,492	—	30,492
Other invested assets	204	—	114	116	230
Financial liabilities:
Deferred annuities	13,449	—	—	13,238	13,238
Other deposit contracts	1,065	—	—	1,065	1,065
Other liabilities	53	—	31	26	57
Liabilities related to separate accounts	30,448	—	30,448	—	30,448

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans
Pension and Other Postretirement Benefits
Thrivent Financial has a qualified noncontributory defined benefit retirement plan that provides benefits to substantially all home office and field employees upon retirement. Thrivent Financial also provides certain health care and life insurance benefits for substantially all retired home office and field personnel. Thrivent Financial uses a measurement date of December 31 in its benefit plan disclosures.
The components of net periodic pension expense for Thrivent Financial’s qualified retirement and other plans for the years ended December 31 were as follows (in millions):
	Retirement Plan			Other Plans
	2018	2017	2016	2018	2017	2016
Service cost	$ 25	$ 23	$ 23	$ 2	$ 2	$ 2
Interest cost	43	46	50	4	5	4
Expected return on plan assets	(77)	(69)	(68)	—	—	—
Other	19	18	26	4	6	6
Net periodic cost	$ 10	$ 18	$ 31	$ 10	$ 13	$ 12
The plans’ amounts recognized in the statutory-basis financial statements as of December 31 were as follows (in millions):
	Retirement Plan		Other Plans
	2018	2017	2018	2017
Change in projected benefit obligation:
Benefit obligation, beginning of year	$1,187	$1,083	$120	$111
Service cost	25	23	2	2
Interest cost	43	46	5	5
Actuarial (gain) loss	(105)	82	(11)	10
Transfers from Defined Contribution Plan	—	—	—	—
Benefits paid	(51)	(47)	(9)	(8)
Benefit obligation, end of year	$1,099	$1,187	$107	$120
Change in plan assets:
Fair value of plan assets, beginning of year	$1,035	$ 935	$—	$—
Actual return on plan assets	(44)	127	—	—
Employer contribution	20	20	9	8
Transfers from Defined Contribution Plan	—	—	—	—
Benefits paid	(51)	(47)	(9)	(8)
Fair value of plan assets, end of year	$ 960	$1,035	$—	$—

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans, continued
The plans’ amounts recognized in the statutory-basis financial statements, funding statuses and accumulated benefit obligation as of December 31 were as follows (in millions):
	Retirement Plan		Other Plans
	2018	2017	2018	2017
Funded status:
Accrued benefit costs	$ —	$ —	$(130)	$(127)
Liability for pension benefits	(139)	(152)	23	7
Total unfunded liabilities	(139)	(152)	(107)	(120)
Deferred items:
Net losses (gains)	303	306	(23)	(11)
Net prior service cost	—	—	—	4
Accumulated amounts recognized in periodic pension expenses	164	154	(130)	(127)
Accumulated benefit obligation	$1,055	$1,137	$ 107	$ 120
The unfunded liabilities for the retirement plan and other postretirement plans at December 31, 2018 and 2017, are included in other liabilities in the Statutory-Basis Statement of Assets, Liabilities and Surplus.
A summary of the deferred items in the Statutory-Basis Statement of Operations as of December 31 is as follows (in millions):
	Retirement Plan			Other Plans
	Net Prior Service Cost	Net Recognized (Gains) Losses	Total	Net Prior Service Cost	Net Recognized (Gains) Losses	Total
Balance, January 1, 2017	$ (1)	$301	$300	$ 12	$ (23)	$(11)
Net prior service cost recognized	1	—	1	(8)	—	(8)
Net (gain) loss arising during the period	—	24	24	—	10	10
Net gain (loss) recognized	—	(19)	(19)	—	2	2
Balance, December 31, 2017	$—	$306	$306	$ 4	$ (11)	$ (7)
Net prior service cost recognized	—	—	—	(4)	—	(4)
Net (gain) loss arising during the period	—	16	16	—	(12)	(12)
Net gain (loss) recognized	—	(19)	(19)	—
Balance, December 31, 2018	$—	$303	$303	$—	$ (23)	$(23)
The amounts in unassigned funds expected as of December 31 to be recognized in the next fiscal year as components of periodic benefit cost were as follows (in millions):
	Retirement Plan		Other Plans
	2018	2017	2018	2017
Net prior service cost	$—	$—	$—	$ 4
Net recognized (gains)/losses	19	19	(1)	—

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans, continued
Pension and Other Postretirement Benefit Factors
Thrivent Financial periodically evaluates the long-term earned rate assumptions, taking into consideration historical performance of the plans’ assets as well as current asset diversification and investment strategy in determining the rate of return assumptions used in calculating the plans’ benefit expenses and obligation. The retirement plan discount rate for 2017 has been revised to correct the prior period disclosure.
	Retirement Plan		Other Plans
	2018	2017	2018	2017
Weighted average assumptions:
Discount rate	4.4%	3.7%	4.4%	3.7%
Expected return on plan assets	7.5	7.5	N/A	N/A
Rate of compensation increase	3.4	3.4	N/A	N/A
The assumed health care cost trend rate used in measuring the postretirement health care benefit obligation was 6.7% and 6.6% in 2018 for pre-65 participants and post-65 participants, respectively, trending down to 4.5% in 2028. The assumed health care cost trend rates can have a significant impact on the amounts reported. For example, a one-percentage point increase or decrease in the rate would change the 2018 total service and interest cost by $1 million. A one-percentage point increase in the rate would change the postretirement health care benefit obligation by $11 million. A one-percentage point decrease in the rate would change the postretirement health care benefit obligation by $9 million. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 includes a federal subsidy to sponsors of retirement health care plans that provide a prescription benefit that is at least actuarially equivalent to Medicare Part D. Thrivent’s Medicare prescription plan is fully insured and therefore the plan’s insurer receives the federal subsidy.
Estimated pension benefit payments for the next ten years are as follows: 2019 – $56 million; 2020 – $59 million; 2021 – $61 million; 2022 – $64 million; 2023 – $66 million; and 2024 to 2028 – $366 million.
Estimated other post-retirement benefit payments for the next ten years are as follows: 2019 – $7 million; 2020 – $8 million; 2021 – $8 million; 2022 – $8 million; 2023 – $8 million; and 2024 to 2028 – $41 million.
The minimum pension contribution required for 2018 under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) guidelines will be determined in the first quarter of 2019.
Pension Assets
The assets of Thrivent Financial’s qualified defined benefit plan are held in trust. Thrivent Financial has a benefit plan investment committee that sets investment guidelines, which are established based on market conditions, risk tolerance, funding requirements and expected benefit payments. A third party oversees the investment allocation process and monitors asset performance. As pension liabilities are long term in nature, Thrivent Financial employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk.
The investment portfolio contains a diversified portfolio of investment categories, including equities and fixed income securities. Allocations for plan assets for the years ended December 31 were as follows:

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans, continued
	Target Allocation	Actual Allocation
		2018	2017
Equity securities	60%	64%	66%
Fixed income and other securities	40	36	34
Total	100%	100%	100%
Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large-cap and small-cap stocks, active and passive management and derivative-based styles. With prudent risk tolerance and asset diversification, the plan is expected to meet its pension obligations in the future.
The fair values of the defined benefit plan assets by asset category are presented below (in millions):
	Level 1	Level 2	Level 3	Total
December 31, 2018
Fixed maturity securities:
U.S. government and agency securities	$ 71	$ 8	$—	$ 79
Securities issued by foreign governments	—	—	—	—
Corporate debt securities	—	183	1	184
Residential mortgage-backed securities	—	100	—	100
Commercial mortgage-backed securities	—	14	—	14
Other debt obligations	—	4	—	4
Common stocks	347	6	—	353
Preferred stock	—	—	—	—
Affiliated mutual funds — equity funds	—	106	—	106
Short-term investments	—	143	—	143
Limited partnerships	—	—	82	82
Derivatives	—	—	—	—
Total	$418	$564	$ 83	$1,065
December 31, 2017
Fixed maturity securities:
U.S. government and agency securities	$ 62	$ 3	$—	$ 65
Securities issued by foreign governments	—	1	—	1
Corporate debt securities	—	199	1	200
Residential mortgage-backed securities	—	108	—	108
Commercial mortgage-backed securities	—	7	—	7
Other debt obligations	—	7	—	7
Common stocks	443	8	—	451
Preferred stock	—	—	—	—
Affiliated mutual funds — equity funds	—	106	—	106
Short-term investments	—	120	—	120
Limited partnerships	—	—	61	61
Derivatives	—	—	1	1
Total	$505	$559	$ 63	$1,127

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans, continued
The fair value of defined benefit plan assets as presented in the table above does not include net accrued liabilities of $105 million and $92 million as of December 31, 2018 and 2017.
There were no transfers of defined benefit plan Level 1 and Level 2 fair value measurements during 2018 or 2017. Transfers between fair value hierarchy levels are recognized at the end of the reporting period.
Defined Contribution Plans
Thrivent Financial also provides contributory and noncontributory defined contribution retirement benefits that cover substantially all home office and field employees. Eligible participants in the 401(k) plan may elect to contribute a percentage of their eligible earnings, and Thrivent Financial will match participant contributions up to 6% of eligible earnings. In addition, Thrivent Financial will contribute a percentage of eligible earnings for participants in a noncontributory plan for field employees. For the years ended December 31, 2018, 2017 and 2016, Thrivent Financial contributed $37 million, $35 million and $34 million, respectively, to these plans.
As of December 31, 2018 and 2017, $81 million and $86 million, respectively, of the assets of the defined contribution plans were invested in a deposit administration contract issued by Thrivent Financial.
10. Commitments and Contingent Liabilities
Litigation and Other Proceedings
Thrivent Financial is involved in various lawsuits, contractual matters and other contingencies that have arisen in the normal course of business. Thrivent Financial assesses its exposure to these matters periodically and adjusts its provision accordingly. As of December 31, 2018, Thrivent Financial believes adequate provision has been made for any losses that may result from these matters.
Financial Instruments
Thrivent Financial is a party to financial instruments with on and off balance sheet risk in the normal course of business. These instruments involve, to varying degrees, elements of credit, interest rate, equity price or liquidity risk in excess of the amount recognized in the Statutory-Basis Statements of Assets, Liabilities and Surplus. Thrivent Financial’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and financial guarantees is limited to the contractual amount of these instruments.
Commitments to Extend Credit
Thrivent Financial has commitments to extend credit for mortgage loans and other lines of credit of $298 million and $233 million as of December 31, 2018 and 2017, respectively. Commitments to purchase limited partnerships, private placement bonds and other invested assets were $3.4 billion and $3.5 billion as of December 31, 2018 and 2017, respectively.
Financial Guarantees
Thrivent Financial has entered into an agreement to purchase certain debt obligations of a third party civic organization, totaling $37 million, in the event certain conditions occur, as defined in the agreement. This agreement is secured by the assets of the third party.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
10. Commitments and Contingent Liabilities, continued
Thrivent Financial has guaranteed that it will maintain the capital and surplus of its insurance and trust affiliates above certain levels required by the primary regulator of each company.
Leases
Thrivent Financial has operating leases for certain office equipment and real estate. Rental expense for these items totaled $21 million and $17 million for each of the years ended December 31, 2018 and 2017 respectively. Future minimum rental commitments, in aggregate, as of December 31, 2018 were $23 million for operating leases. The future minimum rental payments for the five succeeding years were as follows: 2019 – $9 million; 2020 – $8 million; 2021 – $3 million; 2022 – $2 million and thereafter – $1 million.
Leasing is not a significant part of Thrivent Financial’s business activities as lessor.
11. Related Party Transactions
Investments in Subsidiaries and Affiliated Entities
Thrivent Financial’s directly-owned subsidiary, Thrivent Financial Holdings, Inc. (Holdings), is valued in accordance with SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities (SCAs). Annually, Thrivent Financial files a “Form Sub-2” with the NAIC in support of the valuation of Holdings. The filing in support of the December 31, 2017 values was completed on June 29, 2018 and Thrivent Financial received a response from the NAIC that did not disallow the valuation method.
As of December 31, 2018 and 2017, the gross and admitted values were $340 million and $319 million, respectively. Of those amounts, $159 million and $157 million, as of December 31, 2018 and 2017, respectively, related to Holdings’ ownership of an insurance entity, Thrivent Life Insurance Company (Thrivent Life). The remaining $181 million and $162 million as of December 31, 2018 and 2017, respectively, reflect Holdings’ ownership interest in non-insurance entities.
Thrivent Financial has the opportunity for all Thrivent Life contractholders to become full members.  To achieve this goal, Thrivent Financial and Thrivent Life are in the process of seeking regulatory approval to dissolve Thrivent Life into Thrivent Financial.  This transaction, if completed, would occur during 2019.  The assumption of Thrivent Life’s assets, liabilities and operations would not have a material effect on the financial position or operations of Thrivent Financial.
Other Related Party Transactions
Thrivent Financial also has invested $392 million and $304 million in mutual funds that are part of the Thrivent Financial mutual fund family as of December 31, 2018 and 2017, respectively.
Thrivent Financial provides administrative services on behalf of its subsidiaries in accordance with intercompany service agreements. The total value of services provided under these agreements totaled $82 million, $79 million and $104 million for the years ended December 31, 2018, 2017 and 2016, respectively. The net receivables due from affiliates for the years ended December 31, 2018 and 2017 were $13 million and $12 million, respectively, which is included in other assets in the Statutory-Basis Financial Statements of Assets, Liabilities and Surplus.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
11. Related Party Transactions, continued
Thrivent Financial has an agreement with an affiliate who distributes its variable products. Under the terms of the agreement, Thrivent Financial paid commissions, bonuses and other benefits to the affiliate totaling $119 million, $81 million and $99 million for the years ended December 31, 2018, 2017 and 2016, respectively.
Thrivent Financial is the investment advisor for the Thrivent Series Portfolios in which the separate accounts assets are primarily invested. Advisor fees in the amount of $180 million, $170 million and $151 million for the years ended December 31, 2018, 2017 and 2016, respectively, were included in separate account fees in the Statutory-Basis Statement of Operations.
In December 2018, Thrivent Financial purchased a variable funding note (VFN) issued by TEF. The VFN, which is reported as a bond in the accompanying Statutory-Basis Statement of Assets, had an outstanding balance of $25 million as December 31, 2018.
12. Basis of Presentation
The preceding statutory-basis financial statements of Thrivent Financial have been prepared in accordance with accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance, which practices differ from GAAP.
The following describes the more significant statutory accounting policies that are different from GAAP accounting policies:
Bonds and Preferred Stocks
For GAAP purposes, investments in bonds and preferred stocks are reported at fair value with the change in fair value reported as a separate component of comprehensive income for available-for-sale securities and reported as realized gains or losses for trading securities.
Common Stocks
For GAAP purposes, investments in common stocks are reported at fair value with unrealized gains and losses reported as a component of net income.
Acquisition Costs
For GAAP purposes, costs incurred that are directly related to the successful acquisition and issuance of new or renewal insurance contracts are deferred to the extent such costs are deemed recoverable from future profits and amortized in proportion to estimated margins from interest, mortality and other factors under the contracts.
Contract Liabilities
For GAAP purposes, liabilities for future contract benefits and expenses are estimated based on expected experience or actual account balances.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
12. Basis of Presentation, continued
Non-Admitted Assets
For GAAP purposes, certain assets, primarily furniture, equipment and agents’ debit balances, are not charged directly to members’ equity and are not excluded from the balance sheet.
Interest Maintenance Reserve
For GAAP purposes, certain realized investment gains and losses for fixed maturity securities sold prior to their maturity are not deferred and amortized into operating results over the remaining maturity of the sold security.
Asset Valuation Reserve
For GAAP purposes, an asset valuation reserve is not maintained.
Premiums
For GAAP purposes, funds deposited and withdrawn on universal life and investment-type contracts are not recorded in the income statement.
Consolidation
For GAAP purposes, subsidiaries are consolidated into the results of their parent.
Differences between consolidated GAAP financial statements and statutory-basis financial statements as of December 31, 2018 and 2017 and for the three years ended December 31, 2018, have not been quantified but are presumed to be material.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Thrivent Financial for Lutherans and
Contract Owners of Thrivent Variable Annuity Account I
Opinions on the Financial Statements
We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Thrivent Variable Annuity Account I, as indicated in Note 1, as of December 31, 2018, and the related statements of operations and of changes in net assets for each of the periods indicated in Note 1, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts in the Thrivent Variable Annuity Account I as of December 31, 2018, the results of each of their operations and the changes in each of their net assets for each of the periods indicated in Note 1, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinions
These financial statements are the responsibility of the Thrivent Financial for Lutherans management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the Thrivent Variable Annuity Account I based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts in the Thrivent Variable Annuity Account I in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.
/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
April 29, 2019
We have served as the auditor of one or more of the subaccounts in Thrivent Variable Annuity Account I since 2014.

THRIVENT VARIABLE ANNUITY ACCOUNT I
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2018
Subaccount	Investments at fair value	Receivable from Thrivent Financial for annuity reserve adjustment	Total Assets	Payable to Thrivent Financial for annuity reserve adjustment	Net Assets	Contracts in accumulation period	Reserves for contracts in annuity payment period	Net Assets	Series funds, at cost	Series funds shares owned
American Funds IS® Global Growth	$555,220	$—	$555,220	$—	$555,220	$555,220	$—	$555,220	$ 652,426	21,570
American Funds IS® Growth-Income	$331,113	$—	$331,113	$—	$331,113	$331,113	$—	$331,113	$ 361,930	7,295
American Funds IS® International	$835,891	$—	$835,891	$—	$835,891	$835,891	$—	$835,891	$ 995,402	47,332
BlackRock Total Return V.I.	$157,558	$—	$157,558	$—	$157,558	$157,558	$—	$157,558	$ 160,510	13,665
DFA VA International Small Portfolio	$484,506	$—	$484,506	$—	$484,506	$484,506	$—	$484,506	$ 628,198	46,187
DFA VA US Targeted Value	$835,736	$—	$835,736	$—	$835,736	$835,736	$—	$835,736	$1,050,061	54,766
Fidelity® VIP Emerging Markets	$504,137	$—	$504,137	$—	$504,137	$504,137	$—	$504,137	$ 590,943	50,667
Fidelity® VIP International Capital Appreciation	$411,523	$—	$411,523	$—	$411,523	$411,523	$—	$411,523	$ 468,288	27,768
Fidelity® VIP Value	$369,675	$—	$369,675	$—	$369,675	$369,675	$—	$369,675	$ 444,302	28,263
Janus Henderson Enterprise	$684,872	$—	$684,872	$—	$684,872	$684,872	$—	$684,872	$ 748,842	10,219
John Hancock Core Bond Trust	$245,381	$—	$245,381	$—	$245,381	$245,381	$—	$245,381	$ 251,118	19,444
John Hancock International Equity Index Trust B	$ 83,962	$—	$ 83,962	$—	$ 83,962	$ 83,962	$—	$ 83,962	$ 98,943	5,441
John Hancock Strategic Income Opportunities Trust	$298,200	$—	$298,200	$—	$298,200	$298,200	$—	$298,200	$ 319,206	23,875
MFS® VIT II - MFS® Blended Research Core Equity	$126,476	$—	$126,476	$—	$126,476	$126,476	$—	$126,476	$ 142,468	2,793
MFS® VIT II - MFS® Corporate Bond	$285,732	$—	$285,732	$—	$285,732	$285,732	$—	$285,732	$ 298,027	26,432
MFS® VIT III - MFS® Global Real Estate	$ 60,401	$—	$ 60,401	$—	$ 60,401	$ 60,401	$—	$ 60,401	$ 62,990	4,611
MFS® VIT II - MFS® International Value	$295,403	$—	$295,403	$—	$295,403	$295,403	$—	$295,403	$ 319,327	11,807
MFS® VIT III - MFS® Mid Cap Value	$159,956	$—	$159,956	$—	$159,956	$159,956	$—	$159,956	$ 188,269	21,557
MFS® VIT II - MFS® Technology	$516,718	$—	$516,718	$—	$516,718	$516,718	$—	$516,718	$ 616,135	29,799
MFS® VIT - MFS® Value	$228,147	$—	$228,147	$—	$228,147	$228,147	$—	$228,147	$ 268,238	13,188
PIMCO VIT Emerging Markets Bond	$991,718	$—	$991,718	$—	$991,718	$991,718	$—	$991,718	$1,022,079	82,574
PIMCO VIT Global Bond (Unhedged)	$158,106	$—	$158,106	$—	$158,106	$158,106	$—	$158,106	$ 174,283	14,426
PIMCO VIT Long-Term U.S. Government	$159,311	$—	$159,311	$—	$159,311	$159,311	$—	$159,311	$ 155,467	13,710
PIMCO VIT Real Return	$298,495	$—	$298,495	$—	$298,495	$298,495	$—	$298,495	$ 305,374	25,189
The accompanying notes are an integral part of these financial statements.

Subaccount	Investments at fair value	Receivable from Thrivent Financial for annuity reserve adjustment	Total Assets	Payable to Thrivent Financial for annuity reserve adjustment	Net Assets	Contracts in accumulation period	Reserves for contracts in annuity payment period	Net Assets	Series funds, at cost	Series funds shares owned
Principal Diversified International	$ 154,772	$ —	$ 154,772	$ —	$ 154,772	$ 154,772	$ —	$ 154,772	$ 187,835	11,281
Principal Government & High Quality Bond	$ 332,548	$ —	$ 332,548	$ —	$ 332,548	$ 332,548	$ —	$ 332,548	$ 338,505	35,116
Principal Small Cap	$ 251,290	$ —	$ 251,290	$ —	$ 251,290	$ 251,290	$ —	$ 251,290	$ 296,449	17,573
Templeton Global Bond VIP	$ 770,914	$ —	$ 770,914	$ —	$ 770,914	$ 770,914	$ —	$ 770,914	$ 762,201	43,952
Thrivent Aggressive Allocation	$ 931,031,695	$ 7,517	$ 931,039,212	$ —	$ 931,039,212	$ 930,647,451	$ 391,761	$ 931,039,212	$ 880,548,329	61,344,910
Thrivent Balanced Income Plus	$ 235,326,686	$ 7,338	$ 235,334,024	$ —	$ 235,334,024	$ 234,946,863	$ 387,161	$ 235,334,024	$ 246,777,892	16,723,284
Thrivent Diversified Income Plus	$ 604,904,712	$ 15,851	$ 604,920,563	$ —	$ 604,920,563	$ 603,939,878	$ 980,685	$ 604,920,563	$ 599,167,605	77,932,558
Thrivent Government Bond	$ 142,253,673	$ 2,810	$ 142,256,483	$ —	$ 142,256,483	$ 142,002,862	$ 253,621	$ 142,256,483	$ 144,965,239	13,287,657
Thrivent High Yield	$ 218,222,273	$ —	$ 218,222,273	$ 2,759	$ 218,219,514	$ 217,537,004	$ 682,510	$ 218,219,514	$ 237,659,567	49,273,453
Thrivent Income	$ 220,210,788	$ —	$ 220,210,788	$ 3,554	$ 220,207,234	$ 219,823,805	$ 383,429	$ 220,207,234	$ 232,398,238	22,819,770
Thrivent Large Cap Growth	$ 353,531,505	$ —	$ 353,531,505	$ 12,070	$ 353,519,435	$ 352,546,148	$ 973,287	$ 353,519,435	$ 269,577,596	10,174,740
Thrivent Large Cap Index	$ 617,290,455	$ 13,620	$ 617,304,075	$ —	$ 617,304,075	$ 616,458,652	$ 845,423	$ 617,304,075	$ 532,453,208	17,881,903
Thrivent Large Cap Stock	$ 185,432,340	$ 17,718	$ 185,450,058	$ —	$ 185,450,058	$ 184,844,652	$ 605,406	$ 185,450,058	$ 164,520,972	15,128,319
Thrivent Large Cap Value	$ 180,498,021	$ 18,767	$ 180,516,788	$ —	$ 180,516,788	$ 179,952,339	$ 564,449	$ 180,516,788	$ 158,508,813	10,991,568
Thrivent Limited Maturity Bond	$ 201,494,992	$ 15,351	$ 201,510,343	$ —	$ 201,510,343	$ 201,212,433	$ 297,910	$ 201,510,343	$ 203,768,925	20,723,969
Thrivent Low Volatility Equity	$ 20,259,157	$ —	$ 20,259,157	$ —	$ 20,259,157	$ 20,259,157	$ —	$ 20,259,157	$ 20,672,966	1,918,389
Thrivent Mid Cap Index	$ 309,685,857	$ 5,662	$ 309,691,519	$ —	$ 309,691,519	$ 309,444,783	$ 246,736	$ 309,691,519	$ 316,417,012	19,458,129
Thrivent Mid Cap Stock	$ 316,416,612	$ —	$ 316,416,612	$ 21,350	$ 316,395,262	$ 315,256,948	$1,138,314	$ 316,395,262	$ 316,367,225	18,485,409
Thrivent Moderate Allocation	$8,354,362,932	$137,085	$8,354,500,017	$ —	$8,354,500,017	$8,346,891,174	$7,608,843	$8,354,500,017	$8,033,221,594	611,543,941
Thrivent Moderately Aggressive Allocation	$4,900,749,931	$136,026	$4,900,885,957	$ —	$4,900,885,957	$4,895,002,071	$5,883,886	$4,900,885,957	$4,650,755,074	337,887,213
Thrivent Moderately Conservative Allocation	$4,501,064,123	$ —	$4,501,064,123	$298,557	$4,500,765,566	$4,496,420,771	$4,344,795	$4,500,765,566	$4,451,811,231	356,723,369
Thrivent Money Market	$ 146,518,491	$ 405	$ 146,518,896	$ —	$ 146,518,896	$ 146,473,520	$ 45,376	$ 146,518,896	$ 146,518,486	146,518,486
Thrivent Multidimensional Income	$ 14,167,746	$ 1,399	$ 14,169,145	$ —	$ 14,169,145	$ 14,116,612	$ 52,533	$ 14,169,145	$ 15,709,022	1,568,478
Thrivent Opportunity Income Plus	$ 159,684,007	$ 7,250	$ 159,691,257	$ —	$ 159,691,257	$ 159,471,421	$ 219,836	$ 159,691,257	$ 166,682,372	16,479,086
Thrivent Partner All Cap	$ 69,919,563	$ —	$ 69,919,563	$ 14,905	$ 69,904,658	$ 69,730,255	$ 174,403	$ 69,904,658	$ 66,705,814	5,280,294
Thrivent Partner Emerging Markets Equity	$ 71,789,653	$ 3,843	$ 71,793,496	$ —	$ 71,793,496	$ 71,659,646	$ 133,850	$ 71,793,496	$ 74,170,442	5,917,965
Thrivent Partner Growth Stock	$ 163,650,577	$ —	$ 163,650,577	$ 317	$ 163,650,260	$ 163,473,665	$ 176,595	$ 163,650,260	$ 145,800,834	7,390,490
Thrivent Partner Healthcare	$ 176,707,699	$ 644	$ 176,708,343	$ —	$ 176,708,343	$ 176,630,940	$ 77,403	$ 176,708,343	$ 166,420,816	9,208,274
Thrivent Partner Worldwide Allocation	$ 248,743,946	$ 14,882	$ 248,758,828	$ —	$ 248,758,828	$ 248,401,259	$ 357,569	$ 248,758,828	$ 261,374,998	28,292,399
Thrivent Real Estate Securities	$ 123,762,015	$ 9,746	$ 123,771,761	$ —	$ 123,771,761	$ 123,479,705	$ 292,056	$ 123,771,761	$ 111,933,476	5,527,040
Thrivent Small Cap Growth	$ 9,248,314	$ —	$ 9,248,314	$ —	$ 9,248,314	$ 9,248,314	$ —	$ 9,248,314	$ 10,959,247	1,017,170
Thrivent Small Cap Index	$ 294,517,458	$ 5,354	$ 294,522,812	$ —	$ 294,522,812	$ 294,299,525	$ 223,287	$ 294,522,812	$ 308,371,821	17,809,391
Thrivent Small Cap Stock	$ 178,106,139	$ 40,411	$ 178,146,550	$ —	$ 178,146,550	$ 177,426,399	$ 720,151	$ 178,146,550	$ 174,812,010	10,267,791
The accompanying notes are an integral part of these financial statements.

Subaccount	Investments at fair value	Receivable from Thrivent Financial for annuity reserve adjustment	Total Assets	Payable to Thrivent Financial for annuity reserve adjustment	Net Assets	Contracts in accumulation period	Reserves for contracts in annuity payment period	Net Assets	Series funds, at cost	Series funds shares owned
Vanguard® VIF Capital Growth	$ 928,587	$—	$ 928,587	$—	$ 928,587	$ 928,587	$—	$ 928,587	$ 977,552	27,727
Vanguard® VIF International	$ 729,791	$—	$ 729,791	$—	$ 729,791	$ 729,791	$—	$ 729,791	$ 852,258	31,538
Vanguard® VIF Short-Term Investment-Grade	$ 566,464	$—	$ 566,464	$—	$ 566,464	$ 566,464	$—	$ 566,464	$ 563,851	53,744
Vanguard® VIF Small Company Growth	$ 553,969	$—	$ 553,969	$—	$ 553,969	$ 553,969	$—	$ 553,969	$ 656,662	27,303
Vanguard® VIF Total Bond Market Index	$3,088,756	$—	$3,088,756	$—	$3,088,756	$3,088,756	$—	$3,088,756	$3,086,581	267,657
Vanguard® VIF Total Stock Market Index	$3,470,105	$—	$3,470,105	$—	$3,470,105	$3,470,105	$—	$3,470,105	$3,864,441	101,287
The accompanying notes are an integral part of these financial statements.

THRIVENT VARIABLE ANNUITY ACCOUNT I
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018
Subaccount	Investment Income	Expenses			Net investment income (loss)	Net gain (loss) on investments
	Dividends	Mortality & expense risk charges	Fund Facilitation Fee	Rider fee			Net realized gain (loss) on sale of investments	Capital gain distributions	Change in unrealized appreciation (depreciation) of investments
American Funds IS® Global Growth	$ 5,281	$ (1,607)	$(1,406)	$ (265)	$ 2,003	$ (12,519)	$ 25,423	$ (98,822)	$ (85,918)
American Funds IS® Growth-Income	$ 6,285	$ (1,766)	$(1,545)	$ (96)	$ 2,878	$ 12,993	$ 38,601	$ (46,666)	$ 4,928
American Funds IS® International	$ 17,261	$ (2,803)	$(2,451)	$ (120)	$ 11,887	$ (2,043)	$ 31,361	$ (167,220)	$ (137,902)
BlackRock Total Return V.I.	$ 3,446	$ (526)	$ (460)	$ —	$ 2,460	$ (67)	$ —	$ (2,633)	$ (2,700)
DFA VA International Small Portfolio	$ 8,975	$ (2,101)	$(1,839)	$ (112)	$ 4,923	$ (5,162)	$ 23,479	$ (142,710)	$ (124,393)
DFA VA US Targeted Value	$ 9,099	$ (2,777)	$(2,429)	$ (86)	$ 3,807	$ 3,218	$ 52,972	$ (209,793)	$ (153,603)
Fidelity® VIP Emerging Markets	$ 3,611	$ (1,988)	$ (994)	$ (117)	$ 512	$ (7,067)	$ 111	$ (103,651)	$ (110,607)
Fidelity® VIP International Capital Appreciation	$ 3,191	$ (928)	$ (463)	$ —	$ 1,800	$ (2,404)	$ —	$ (56,767)	$ (59,171)
Fidelity® VIP Value	$ 4,202	$ (1,165)	$ (582)	$ (164)	$ 2,291	$ (534)	$ 12,809	$ (76,094)	$ (63,819)
Janus Henderson Enterprise	$ 981	$ (1,554)	$ (777)	$ (76)	$ (1,426)	$ 2,448	$ 12,839	$ (67,123)	$ (51,836)
John Hancock Core Bond Trust	$ 5,408	$ (785)	$ (196)	$ (99)	$ 4,328	$ (1,561)	$ —	$ (3,896)	$ (5,457)
John Hancock International Equity Index Trust B	$ 2,242	$ (313)	$ (78)	$ (14)	$ 1,837	$ 15	$ 31	$ (14,981)	$ (14,935)
John Hancock Strategic Income Opportunities Trust	$ 10,104	$ (748)	$ (187)	$ (171)	$ 8,998	$ (944)	$ —	$ (20,298)	$ (21,242)
MFS® VIT II - MFS® Blended Research Core Equity	$ 948	$ (295)	$ (74)	$ (88)	$ 491	$ 487	$ 5,897	$ (17,550)	$ (11,166)
MFS® VIT II - MFS® Corporate Bond	$ 9,532	$ (871)	$ (218)	$ (46)	$ 8,397	$ (1,102)	$ 1,001	$ (12,482)	$ (12,583)
MFS® VIT III - MFS® Global Real Estate	$ 1,003	$ (95)	$ (24)	$ (16)	$ 868	$ (1,580)	$ 380	$ (2,809)	$ (4,009)
MFS® VIT II - MFS® International Value	$ 2,343	$ (1,044)	$ (261)	$ (82)	$ 956	$ 5,287	$ 2,359	$ (31,061)	$ (23,415)
MFS® VIT III - MFS® Mid Cap Value	$ 1,904	$ (1,264)	$ (316)	$ (35)	$ 289	$ 18,691	$ 13,694	$ (42,543)	$ (10,158)
The accompanying notes are an integral part of these financial statements.

Subaccount	Investment Income	Expenses			Net investment income (loss)	Net gain (loss) on investments
	Dividends	Mortality & expense risk charges	Fund Facilitation Fee	Rider fee			Net realized gain (loss) on sale of investments	Capital gain distributions	Change in unrealized appreciation (depreciation) of investments
MFS® VIT II - MFS® Technology	$ —	$ (1,109)	$ (277)	$ (81)	$ (1,467)	$ (1,929)	$ 22,707	$ (101,204)	$ (80,426)
MFS® VIT - MFS® Value	$ 3,908	$ (916)	$ (229)	$ (69)	$ 2,694	$ (207)	$ 17,016	$ (45,548)	$ (28,739)
PIMCO VIT Emerging Markets Bond	$ 21,813	$ (1,951)	$(1,706)	$ (194)	$ 17,962	$ (2,359)	$ —	$ (30,261)	$ (32,620)
PIMCO VIT Global Bond (Unhedged)	$ 10,146	$ (490)	$ (429)	$ (56)	$ 9,171	$ (473)	$ 459	$ (15,786)	$ (15,800)
PIMCO VIT Long-Term U.S. Government	$ 2,332	$ (365)	$ (320)	$ (35)	$ 1,612	$ (25)	$ 740	$ 3,795	$ 4,510
PIMCO VIT Real Return	$ 14,194	$ (1,809)	$(1,583)	$ (31)	$ 10,771	$ (8,901)	$ —	$ (8,054)	$ (16,955)
Principal Diversified International	$ 3,818	$ (511)	$ (447)	$ (177)	$ 2,683	$ (371)	$ —	$ (34,550)	$ (34,921)
Principal Government & High Quality Bond	$ 12,249	$ (949)	$ (831)	$ (64)	$ 10,405	$ (172)	$ —	$ (5,968)	$ (6,140)
Principal Small Cap	$ 666	$ (1,482)	$(1,297)	$ (55)	$ (2,168)	$ 58,938	$ 13,859	$ (64,781)	$ 8,016
Templeton Global Bond VIP	$ —	$ (2,520)	$(1,260)	$ (61)	$ (3,841)	$ 509	$ —	$ 10,967	$ 11,476
Thrivent Aggressive Allocation	$ 6,766,280	$ (13,138,515)	$ —	$ —	$ (6,372,235)	$ 17,029,802	$ 66,924,440	$ (156,239,951)	$ (72,285,709)
Thrivent Balanced Income Plus	$ 5,846,902	$ (3,160,299)	$ —	$ —	$ 2,686,603	$ 646,139	$ 3,100,852	$ (21,980,875)	$ (18,233,884)
Thrivent Diversified Income Plus	$ 18,589,074	$ (7,936,511)	$ —	$ (71)	$ 10,652,492	$ 4,071,304	$ —	$ (39,861,381)	$ (35,790,077)
Thrivent Government Bond	$ 3,563,812	$ (1,907,994)	$ —	$ —	$ 1,655,818	$ (1,002,592)	$ —	$ (2,534,294)	$ (3,536,886)
Thrivent High Yield	$ 13,169,949	$ (2,945,481)	$ —	$ (177)	$ 10,224,291	$ (910,649)	$ —	$ (19,772,111)	$ (20,682,760)
Thrivent Income	$ 8,309,440	$ (2,906,722)	$ —	$ (297)	$ 5,402,421	$ (1,380,357)	$ 1,744,568	$ (14,023,257)	$ (13,659,046)
Thrivent Large Cap Growth	$ 1,516,375	$ (4,655,158)	$ —	$ (44)	$ (3,138,827)	$ 14,464,240	$ 14,952,925	$ (26,953,382)	$ 2,463,783
Thrivent Large Cap Index	$ 9,352,529	$ (8,499,902)	$ —	$ (275)	$ 852,352	$ 12,448,568	$ 3,994,177	$ (57,349,923)	$ (40,907,178)
Thrivent Large Cap Stock	$ 2,598,503	$ (2,682,116)	$ —	$ (173)	$ (83,786)	$ 6,246,900	$ 12,147,975	$ (37,751,151)	$ (19,356,276)
Thrivent Large Cap Value	$ 2,681,753	$ (2,552,325)	$ —	$ (29)	$ 129,399	$ 6,531,323	$ 7,611,796	$ (33,973,932)	$ (19,830,813)
Thrivent Limited Maturity Bond	$ 5,105,288	$ (2,631,745)	$ —	$ (52)	$ 2,473,491	$ (279,193)	$ —	$ (2,734,191)	$ (3,013,384)
Thrivent Low Volatility Equity	$ 2,582	$ (212,403)	$ —	$ (59)	$ (209,880)	$ 42,772	$ 23,182	$ (774,179)	$ (708,225)
Thrivent Mid Cap Index	$ 3,415,616	$ (4,489,555)	$ —	$ (258)	$ (1,074,197)	$ 3,306,191	$ 15,591,664	$ (62,419,725)	$ (43,521,870)
Thrivent Mid Cap Stock	$ 1,188,363	$ (4,546,688)	$ —	$ (291)	$ (3,358,616)	$ 5,940,685	$ 26,181,156	$ (72,785,692)	$ (40,663,851)
Thrivent Moderate Allocation	$155,565,016	$(111,915,111)	$ —	$(46,634,229)	$ (2,984,324)	$183,409,756	$305,058,736	$(1,029,599,265)	$(541,130,773)
Thrivent Moderately Aggressive Allocation	$ 67,240,510	$ (66,722,591)	$ —	$(16,200,368)	$(15,682,449)	$124,254,330	$247,373,050	$ (746,734,361)	$(375,106,981)
Thrivent Moderately Conservative Allocation	$ 97,196,240	$ (58,615,403)	$ —	$(21,008,927)	$ 17,571,910	$ 65,798,757	$100,480,164	$ (417,041,007)	$(250,762,086)
Thrivent Money Market	$ 1,853,732	$ (1,661,222)	$ —	$ (12)	$ 192,498	$ —	$ —	$ —	$ —
The accompanying notes are an integral part of these financial statements.

Subaccount	Investment Income	Expenses			Net investment income (loss)	Net gain (loss) on investments
	Dividends	Mortality & expense risk charges	Fund Facilitation Fee	Rider fee			Net realized gain (loss) on sale of investments	Capital gain distributions	Change in unrealized appreciation (depreciation) of investments
Thrivent Multidimensional Income	$ 725,796	$ (159,507)	$ —	$ —	$ 566,289	$ (44,127)	$ 27,310	$ (1,472,547)	$ (1,489,364)
Thrivent Opportunity Income Plus	$ 6,733,105	$ (2,137,485)	$ —	$ —	$ 4,595,620	$ (543,109)	$ —	$ (7,799,443)	$ (8,342,552)
Thrivent Partner All Cap	$ 410,503	$ (1,030,442)	$ —	$ (32)	$ (619,971)	$ 2,213,043	$ 3,938,051	$ (14,260,475)	$ (8,109,381)
Thrivent Partner Emerging Markets Equity	$ 1,012,161	$ (1,050,155)	$ —	$ (22)	$ (38,016)	$ 496,655	$ —	$ (14,736,265)	$ (14,239,610)
Thrivent Partner Growth Stock	$ 212,271	$ (2,216,808)	$ —	$ (193)	$ (2,004,730)	$ 5,030,583	$ 9,650,701	$ (19,377,832)	$ (4,696,548)
Thrivent Partner Healthcare	$ 1,604,111	$ (2,346,039)	$ —	$ (67)	$ (741,995)	$ 1,526,023	$ —	$ 10,203,065	$ 11,729,088
Thrivent Partner Worldwide Allocation	$ 7,967,864	$ (3,643,469)	$ —	$ (124)	$ 4,324,271	$ 2,710,318	$ 8,431,473	$ (65,097,868)	$ (53,956,077)
Thrivent Real Estate Securities	$ 2,668,509	$ (1,715,344)	$ —	$ (25)	$ 953,140	$ 2,989,819	$ 464,512	$ (13,375,080)	$ (9,920,749)
Thrivent Small Cap Growth*	$ —	$ (48,285)	$ —	$ —	$ (48,285)	$ (106,462)	$ 20,637	$ (1,710,933)	$ (1,796,758)
Thrivent Small Cap Index	$ 3,011,716	$ (4,234,309)	$ —	$ (248)	$ (1,222,841)	$ 3,019,156	$ 15,961,898	$ (52,979,094)	$ (33,998,040)
Thrivent Small Cap Stock	$ 876,490	$ (2,655,998)	$ —	$ (158)	$ (1,779,666)	$ 5,553,326	$ 16,515,639	$ (43,096,499)	$ (21,027,534)
Vanguard® VIF Capital Growth	$ 6,033	$ (3,437)	$(3,007)	$ (208)	$ (619)	$ 36,780	$ 18,934	$ (83,928)	$ (28,214)
Vanguard® VIF International	$ 1,743	$ (2,071)	$(1,811)	$ (148)	$ (2,287)	$ (1,133)	$ 5,832	$ (124,914)	$ (120,215)
Vanguard® VIF Short-Term Investment-Grade	$ 3,796	$ (1,379)	$(1,206)	$ (262)	$ 949	$ (97)	$ —	$ 2,678	$ 2,581
Vanguard® VIF Small Company Growth	$ 629	$ (1,410)	$(1,233)	$ (148)	$ (2,162)	$ (417)	$ 17,025	$ (105,165)	$ (88,557)
Vanguard® VIF Total Bond Market Index	$ 41,426	$ (8,451)	$(2,113)	$ (170)	$ 30,692	$ (1,756)	$ 3,506	$ 1,282	$ 3,032
Vanguard® VIF Total Stock Market Index	$ 13,233	$ (8,259)	$(2,065)	$ (523)	$ 2,386	$ 10,385	$ 33,830	$ (433,730)	$ (389,515)
* For the period April 27, 2018 (commencement of operations) to December 31, 2018.
The accompanying notes are an integral part of these financial statements.

THRIVENT VARIABLE ANNUITY ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2018
Subaccount	Increase (decrease) in net assets from operations			Net Change in Net Assets from Operations	Increase (decrease) in net assets from contract related transactions					Net Change in Net Assets from Unit Transactions	Net Change in Net Assets	Net Assets Beginning of Year	Net Assets End of Year
	Net investment income (loss)	Net realized gain (loss) on investments and capital gain distributions	Change in net unrealized appreciation (depreciation) on investments		Proceeds from units issued	Transfers for contract benefits and terminations	Administrative charges	Adjustments to annuity reserves	Transfers between subaccounts
American Funds IS® Global Growth	$ 2,003	$12,904	$ (98,822)	$ (83,915)	$596,104	$(16,650)	$—	$—	$ 19,648	$ 599,102	$ 515,187	$ 40,033	$555,220
American Funds IS® Growth-Income	$ 2,878	$51,594	$ (46,666)	$ 7,806	$200,658	$(11,567)	$—	$—	$(284,954)	$ (95,863)	$ (88,057)	$419,170	$331,113
American Funds IS® International	$11,887	$29,318	$(167,220)	$(126,015)	$352,793	$ (1,282)	$—	$—	$ 268,984	$ 620,495	$ 494,480	$341,411	$835,891
BlackRock Total Return V.I.	$ 2,460	$ (67)	$ (2,633)	$ (240)	$ 75,000	$ (423)	$—	$—	$ 28,865	$ 103,442	$ 103,202	$ 54,356	$157,558
DFA VA International Small Portfolio	$ 4,923	$18,317	$(142,710)	$(119,470)	$361,978	$(10,781)	$—	$—	$ (42,808)	$ 308,389	$ 188,919	$295,587	$484,506
DFA VA US Targeted Value	$ 3,807	$56,190	$(209,793)	$(149,796)	$717,741	$(11,152)	$—	$—	$ 83,099	$ 789,688	$ 639,892	$195,844	$835,736
Fidelity® VIP Emerging Markets	$ 512	$ (6,956)	$(103,651)	$(110,095)	$321,400	$ (9,015)	$—	$—	$ (21,929)	$ 290,456	$ 180,361	$323,776	$504,137
Fidelity® VIP International Capital Appreciation	$ 1,800	$ (2,404)	$ (56,767)	$ (57,371)	$248,143	$ 1,690	$—	$—	$ 219,061	$ 468,894	$ 411,523	$ —	$411,523
Fidelity® VIP Value	$ 2,291	$12,275	$ (76,094)	$ (61,528)	$353,442	$ (7,008)	$—	$—	$ 11,202	$ 357,636	$ 296,108	$ 73,567	$369,675
Janus Henderson Enterprise	$ (1,426)	$15,287	$ (67,123)	$ (53,262)	$441,764	$ (809)	$—	$—	$ 232,766	$ 673,721	$ 620,459	$ 64,413	$684,872
John Hancock Core Bond Trust	$ 4,328	$ (1,561)	$ (3,896)	$ (1,129)	$ 80,294	$ (235)	$—	$—	$ 32,897	$ 112,956	$ 111,827	$133,554	$245,381
John Hancock International Equity Index Trust B	$ 1,837	$ 46	$ (14,981)	$ (13,098)	$ 89,262	$ (2,325)	$—	$—	$ 10,123	$ 97,060	$ 83,962	$ —	$ 83,962
John Hancock Strategic Income Opportunities Trust	$ 8,998	$ (944)	$ (20,298)	$ (12,244)	$208,681	$ (703)	$—	$—	$ 49,872	$ 257,850	$ 245,606	$ 52,594	$298,200
MFS® VIT II - MFS® Blended Research Core Equity	$ 491	$ 6,384	$ (17,550)	$ (10,675)	$ 53,154	$ (1,126)	$—	$—	$ 51,256	$ 103,284	$ 92,609	$ 33,867	$126,476
MFS® VIT II - MFS® Corporate Bond	$ 8,397	$ (101)	$ (12,482)	$ (4,186)	$263,131	$ (1,724)	$—	$—	$ 3,454	$ 264,861	$ 260,675	$ 25,057	$285,732
MFS® VIT III - MFS® Global Real Estate	$ 868	$ (1,200)	$ (2,809)	$ (3,141)	$ 14,670	$ 872	$—	$—	$ 41,923	$ 57,465	$ 54,324	$ 6,077	$ 60,401
MFS® VIT II - MFS® International Value	$ 956	$ 7,646	$ (31,061)	$ (22,459)	$251,857	$ (9,944)	$—	$—	$ (89,110)	$ 152,803	$ 130,344	$165,059	$295,403
MFS® VIT III - MFS® Mid Cap Value	$ 289	$32,385	$ (42,543)	$ (9,869)	$196,464	$(26,998)	$—	$—	$(348,938)	$(179,472)	$(189,341)	$349,297	$159,956
MFS® VIT II - MFS® Technology	$ (1,467)	$20,778	$(101,204)	$ (81,893)	$184,608	$ 6,699	$—	$—	$ 363,423	$ 554,730	$ 472,837	$ 43,881	$516,718
MFS® VIT - MFS® Value	$ 2,694	$16,809	$ (45,548)	$ (26,045)	$135,416	$ (4,084)	$—	$—	$ (11,929)	$ 119,403	$ 93,358	$134,789	$228,147
PIMCO VIT Emerging Markets Bond	$17,962	$ (2,359)	$ (30,261)	$ (14,658)	$450,517	$ (3,760)	$—	$—	$ 543,476	$ 990,233	$ 975,575	$ 16,143	$991,718
PIMCO VIT Global Bond (Unhedged)	$ 9,171	$ (14)	$ (15,786)	$ (6,629)	$ 67,178	$ (1,024)	$—	$—	$ 37,574	$ 103,728	$ 97,099	$ 61,007	$158,106
The accompanying notes are an integral part of these financial statements.

Subaccount	Increase (decrease) in net assets from operations			Net Change in Net Assets from Operations	Increase (decrease) in net assets from contract related transactions					Net Change in Net Assets from Unit Transactions	Net Change in Net Assets	Net Assets Beginning of Year	Net Assets End of Year
	Net investment income (loss)	Net realized gain (loss) on investments and capital gain distributions	Change in net unrealized appreciation (depreciation) on investments		Proceeds from units issued	Transfers for contract benefits and terminations	Administrative charges	Adjustments to annuity reserves	Transfers between subaccounts
PIMCO VIT Long-Term U.S. Government	$ 1,612	$ 715	$ 3,795	$ 6,122	$ 142,803	$ (2,011)	$ —	$ —	$ 995	$ 141,787	$ 147,909	$ 11,402	$ 159,311
PIMCO VIT Real Return	$ 10,771	$ (8,901)	$ (8,054)	$ (6,184)	$ 336,585	$ (18,103)	$ —	$ —	$ (469,021)	$ (150,539)	$ (156,723)	$ 455,218	$ 298,495
Principal Diversified International	$ 2,683	$ (371)	$ (34,550)	$ (32,238)	$ 154,242	$ (2,451)	$ —	$ —	$ 3,387	$ 155,178	$ 122,940	$ 31,832	$ 154,772
Principal Government & High Quality Bond	$ 10,405	$ (172)	$ (5,968)	$ 4,265	$ 270,728	$ (6,907)	$ —	$ —	$ 15,750	$ 279,571	$ 283,836	$ 48,712	$ 332,548
Principal Small Cap	$ (2,168)	$ 72,797	$ (64,781)	$ 5,848	$ 166,898	$ (29,886)	$ —	$ —	$ (248,038)	$ (111,026)	$ (105,178)	$ 356,468	$ 251,290
Templeton Global Bond VIP	$ (3,841)	$ 509	$ 10,967	$ 7,635	$ 541,574	$ (8,326)	$ —	$ —	$ 38,381	$ 571,629	$ 579,264	$ 191,650	$ 770,914
Thrivent Aggressive Allocation	$ (6,372,235)	$ 83,954,242	$ (156,239,951)	$ (78,657,944)	$ 81,806,500	$ (52,802,030)	$(160,079)	$ 469	$ 25,548,666	$ 54,393,526	$ (24,264,418)	$ 955,303,630	$ 931,039,212
Thrivent Balanced Income Plus	$ 2,686,603	$ 3,746,991	$ (21,980,875)	$ (15,547,281)	$ 16,768,294	$ (14,160,690)	$ (7,769)	$ 3,418	$ 19,123,743	$ 21,726,996	$ 6,179,715	$ 229,154,309	$ 235,334,024
Thrivent Diversified Income Plus	$ 10,652,492	$ 4,071,304	$ (39,861,381)	$ (25,137,585)	$ 41,421,788	$ (42,927,246)	$ (22,060)	$ 6,691	$ 42,743,671	$ 41,222,844	$ 16,085,259	$ 588,835,304	$ 604,920,563
Thrivent Government Bond	$ 1,655,818	$ (1,002,592)	$ (2,534,294)	$ (1,881,068)	$ 5,227,543	$ (11,179,843)	$ (6,185)	$ (334)	$ (8,098,310)	$ (14,057,129)	$ (15,938,197)	$ 158,194,680	$ 142,256,483
Thrivent High Yield	$ 10,224,291	$ (910,649)	$ (19,772,111)	$ (10,458,469)	$ 15,817,836	$ (14,789,631)	$ (9,498)	$10,710	$ 1,534,783	$ 2,564,200	$ (7,894,269)	$ 226,113,783	$ 218,219,514
Thrivent Income	$ 5,402,421	$ 364,211	$ (14,023,257)	$ (8,256,625)	$ 14,056,890	$ (15,167,814)	$ (7,208)	$ 2,551	$ 2,154,465	$ 1,038,884	$ (7,217,741)	$ 227,424,975	$ 220,207,234
Thrivent Large Cap Growth	$ (3,138,827)	$ 29,417,165	$ (26,953,382)	$ (675,044)	$ 26,700,699	$ (20,737,726)	$ (13,803)	$ 5,964	$ 30,097,269	$ 36,052,403	$ 35,377,359	$ 318,142,076	$ 353,519,435
Thrivent Large Cap Index	$ 852,352	$ 16,442,745	$ (57,349,923)	$ (40,054,826)	$ 59,286,605	$ (29,352,113)	$ (28,034)	$ (47)	$ 27,842,188	$ 57,748,599	$ 17,693,773	$ 599,610,302	$ 617,304,075
Thrivent Large Cap Stock	$ (83,786)	$ 18,394,875	$ (37,751,151)	$ (19,440,062)	$ 9,240,660	$ (13,365,832)	$ (6,818)	$12,863	$ 1,054,963	$ (3,064,164)	$ (22,504,226)	$ 207,954,284	$ 185,450,058
Thrivent Large Cap Value	$ 129,399	$ 14,143,119	$ (33,973,932)	$ (19,701,414)	$ 10,699,301	$ (12,330,228)	$ (5,574)	$ 5,444	$ 1,732,789	$ 101,732	$ (19,599,682)	$ 200,116,470	$ 180,516,788
Thrivent Limited Maturity Bond	$ 2,473,491	$ (279,193)	$ (2,734,191)	$ (539,893)	$ 16,900,911	$ (21,630,021)	$ (5,492)	$16,602	$ (2,392,438)	$ (7,110,438)	$ (7,650,331)	$ 209,160,674	$ 201,510,343
Thrivent Low Volatility Equity	$ (209,880)	$ 65,954	$ (774,179)	$ (918,105)	$ 2,738,938	$ (460,308)	$ (220)	$ —	$ 9,412,860	$ 11,691,270	$ 10,773,165	$ 9,485,992	$ 20,259,157
Thrivent Mid Cap Index	$ (1,074,197)	$ 18,897,855	$ (62,419,725)	$ (44,596,067)	$ 33,372,708	$ (14,348,459)	$ (16,424)	$ 805	$ 17,269,633	$ 36,278,263	$ (8,317,804)	$ 318,009,323	$ 309,691,519
Thrivent Mid Cap Stock	$ (3,358,616)	$ 32,121,841	$ (72,785,692)	$ (44,022,467)	$ 24,660,589	$ (20,617,299)	$ (13,619)	$12,903	$ 10,893,884	$ 14,936,458	$ (29,086,009)	$ 345,481,271	$ 316,395,262
Thrivent Moderate Allocation	$ (2,984,324)	$488,468,492	$(1,029,599,265)	$(544,115,097)	$381,007,724	$(580,856,411)	$(344,864)	$ (6,125)	$ 17,391,141	$(182,808,535)	$(726,923,632)	$9,081,423,649	$8,354,500,017
Thrivent Moderately Aggressive Allocation	$(15,682,449)	$371,627,380	$ (746,734,361)	$(390,789,430)	$307,955,587	$(304,965,923)	$(413,489)	$14,395	$ 97,768,771	$ 100,359,341	$(290,430,089)	$5,191,316,046	$4,900,885,957
Thrivent Moderately Conservative Allocation	$ 17,571,910	$166,278,921	$ (417,041,007)	$(233,190,176)	$295,226,492	$(316,404,109)	$(119,431)	$39,597	$(22,649,608)	$ (43,907,059)	$(277,097,235)	$4,777,862,801	$4,500,765,566
Thrivent Money Market	$ 192,498	$ —	$ —	$ 192,498	$ 69,200,555	$ (18,319,780)	$ (5,859)	$ 673	$(28,442,781)	$ 22,432,808	$ 22,625,306	$ 123,893,590	$ 146,518,896
Thrivent Multidimensional Income	$ 566,289	$ (16,817)	$ (1,472,547)	$ (923,075)	$ 2,035,185	$ (466,492)	$ (116)	$ 1,399	$ 5,477,181	$ 7,047,157	$ 6,124,082	$ 8,045,063	$ 14,169,145
Thrivent Opportunity Income Plus	$ 4,595,620	$ (543,109)	$ (7,799,443)	$ (3,746,932)	$ 11,226,084	$ (13,286,767)	$ (3,321)	$ 6,670	$ 2,302,181	$ 244,847	$ (3,502,085)	$ 163,193,342	$ 159,691,257
Thrivent Partner All Cap	$ (619,971)	$ 6,151,094	$ (14,260,475)	$ (8,729,352)	$ 5,356,942	$ (4,718,737)	$ (3,987)	$ 1,823	$ (1,439,502)	$ (803,461)	$ (9,532,813)	$ 79,437,471	$ 69,904,658
Thrivent Partner Emerging Markets Equity	$ (38,016)	$ 496,655	$ (14,736,265)	$ (14,277,626)	$ 6,073,352	$ (4,188,573)	$ (4,489)	$ 1,338	$ 3,336,973	$ 5,218,601	$ (9,059,025)	$ 80,852,521	$ 71,793,496
Thrivent Partner Growth Stock	$ (2,004,730)	$ 14,681,284	$ (19,377,832)	$ (6,701,278)	$ 17,372,451	$ (8,832,182)	$ (5,845)	$ (929)	$ 20,077,248	$ 28,610,743	$ 21,909,465	$ 141,740,795	$ 163,650,260
Thrivent Partner Healthcare	$ (741,995)	$ 1,526,023	$ 10,203,065	$ 10,987,093	$ 9,954,539	$ (8,854,416)	$ (14,703)	$ (135)	$ (1,549,902)	$ (464,617)	$ 10,522,476	$ 166,185,867	$ 176,708,343
Thrivent Partner Worldwide Allocation	$ 4,324,271	$ 11,141,791	$ (65,097,868)	$ (49,631,806)	$ 20,300,225	$ (14,871,708)	$ (8,635)	$11,309	$ 9,098,937	$ 14,530,128	$ (35,101,678)	$ 283,860,506	$ 248,758,828
The accompanying notes are an integral part of these financial statements.

Subaccount	Increase (decrease) in net assets from operations			Net Change in Net Assets from Operations	Increase (decrease) in net assets from contract related transactions					Net Change in Net Assets from Unit Transactions	Net Change in Net Assets	Net Assets Beginning of Year	Net Assets End of Year
	Net investment income (loss)	Net realized gain (loss) on investments and capital gain distributions	Change in net unrealized appreciation (depreciation) on investments		Proceeds from units issued	Transfers for contract benefits and terminations	Administrative charges	Adjustments to annuity reserves	Transfers between subaccounts
Thrivent Real Estate Securities	$ 953,140	$ 3,454,331	$(13,375,080)	$ (8,967,609)	$ 5,585,822	$ (7,097,237)	$ (7,193)	$3,516	$ (7,789,166)	$ (9,304,258)	$(18,271,867)	$142,043,628	$123,771,761
Thrivent Small Cap Growth*	$ (48,285)	$ (85,825)	$ (1,710,933)	$ (1,845,043)	$ 1,730,455	$ (82,039)	$ (120)	$ —	$ 9,445,061	$11,093,357	$ 9,248,314	$ —	$ 9,248,314
Thrivent Small Cap Index	$(1,222,841)	$18,981,054	$(52,979,094)	$(35,220,881)	$33,075,541	$(13,155,935)	$(14,568)	$2,360	$27,177,759	$47,085,157	$ 11,864,276	$282,658,536	$294,522,812
Thrivent Small Cap Stock	$(1,779,666)	$22,068,965	$(43,096,499)	$(22,807,200)	$11,286,541	$(12,711,072)	$ (7,290)	$ (964)	$ 384,974	$ (1,047,811)	$(23,855,011)	$202,001,561	$178,146,550
Vanguard® VIF Capital Growth	$ (619)	$ 55,714	$ (83,928)	$ (28,833)	$ 717,662	$ (37,858)	$ —	$ —	$ (262,596)	$ 417,208	$ 388,375	$ 540,212	$ 928,587
Vanguard® VIF International	$ (2,287)	$ 4,699	$ (124,914)	$ (122,502)	$ 454,452	$ 2,776	$ —	$ —	$ 286,661	$ 743,889	$ 621,387	$ 108,404	$ 729,791
Vanguard® VIF Short-Term Investment-Grade	$ 949	$ (97)	$ 2,678	$ 3,530	$ 298,961	$ (3,081)	$ —	$ —	$ 154,322	$ 450,202	$ 453,732	$ 112,732	$ 566,464
Vanguard® VIF Small Company Growth	$ (2,162)	$ 16,608	$ (105,165)	$ (90,719)	$ 343,138	$ 2,099	$ —	$ —	$ 241,245	$ 586,482	$ 495,763	$ 58,206	$ 553,969
Vanguard® VIF Total Bond Market Index	$ 30,692	$ 1,750	$ 1,282	$ 33,724	$ 2,097,046	$ (34,239)	$ —	$ —	$ 319,167	$ 2,381,974	$ 2,415,698	$ 673,058	$ 3,088,756
Vanguard® VIF Total Stock Market Index	$ 2,386	$ 44,215	$ (433,730)	$ (387,129)	$ 2,244,896	$ (13,528)	$ —	$ —	$ 988,915	$ 3,220,283	$ 2,833,154	$ 636,951	$ 3,470,105
* For the period April 27, 2018 (commencement of operations) to December 31, 2018.
The accompanying notes are an integral part of these financial statements.

THRIVENT VARIABLE ANNUITY ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2017
Subaccount	Increase (decrease) in net assets from operations			Net Change in Net Assets from Operations	Increase (decrease) in net assets from contract related transactions					Net Change in Net Assets from Unit Transactions	Net Change in Net Assets	Net Assets Beginning of Year	Net Assets End of Year
	Net investment income (loss)	Net realized gain (loss) on investments and capital gain distributions	Change in net unrealized appreciation (depreciation) on investments		Proceeds from units issued	Transfers for contract benefits and terminations	Administrative charges	Adjustments to annuity reserves	Transfers between subaccounts
American Funds IS® Global Growth	$ 134	$ 6	$ 1,616	$ 1,756	$ 33,438	$ (97)	$—	$—	$ 4,936	$ 38,277	$ 40,033	$—	$ 40,033
American Funds IS® Growth-Income	$4,559	$ 679	$15,849	$21,087	$394,137	$(990)	$—	$—	$ 4,936	$398,083	$419,170	$—	$419,170
American Funds IS® International	$3,082	$ 7	$ 7,708	$10,797	$301,382	$(155)	$—	$—	$29,387	$330,614	$341,411	$—	$341,411
BlackRock Total Return V.I.	$ 239	$ —	$ (319)	$ (80)	$ 44,003	$ (85)	$—	$—	$10,518	$ 54,436	$ 54,356	$—	$ 54,356
DFA VA International Small Portfolio	$6,176	$ 7,225	$ (982)	$12,419	$275,334	$(356)	$—	$—	$ 8,190	$283,168	$295,587	$—	$295,587
DFA VA US Targeted Value	$1,615	$11,266	$ (4,532)	$ 8,349	$176,804	$(187)	$—	$—	$10,878	$187,495	$195,844	$—	$195,844
Fidelity® VIP Emerging Markets	$ 957	$ 273	$16,844	$18,074	$297,435	$(342)	$—	$—	$ 8,609	$305,702	$323,776	$—	$323,776
Fidelity® VIP International Capital Appreciation	$ —	$ —	$ —	$ —	$ —	$ —	$—	$—	$ —	$ —	$ —	$—	$ —
Fidelity® VIP Value	$ 607	$ 1,794	$ 1,467	$ 3,868	$ 64,816	$ (53)	$—	$—	$ 4,936	$ 69,699	$ 73,567	$—	$ 73,567
Janus Henderson Enterprise	$ (102)	$ 521	$ 3,152	$ 3,571	$ 46,092	$(590)	$—	$—	$15,340	$ 60,842	$ 64,413	$—	$ 64,413
John Hancock Core Bond Trust	$1,794	$ 58	$ (1,841)	$ 11	$133,665	$(143)	$—	$—	$ 21	$133,543	$133,554	$—	$133,554
John Hancock International Equity Index Trust B	$ —	$ —	$ —	$ —	$ —	$ —	$—	$—	$ —	$ —	$ —	$—	$ —
John Hancock Strategic Income Opportunities Trust	$ 770	$ 98	$ (708)	$ 160	$ 26,599	$(189)	$—	$—	$26,024	$ 52,434	$ 52,594	$—	$ 52,594
MFS® VIT II - MFS® Blended Research Core Equity	$ 119	$ 234	$ 1,559	$ 1,912	$ 32,042	$ (87)	$—	$—	$ —	$ 31,955	$ 33,867	$—	$ 33,867
MFS® VIT II - MFS® Corporate Bond	$ (16)	$ —	$ 187	$ 171	$ 13,403	$ (60)	$—	$—	$11,543	$ 24,886	$ 25,057	$—	$ 25,057
MFS® VIT III - MFS® Global Real Estate	$ (18)	$ 137	$ 220	$ 339	$ 5,001	$(113)	$—	$—	$ 850	$ 5,738	$ 6,077	$—	$ 6,077
MFS® VIT II - MFS® International Value	$ 167	$ 33	$ 7,138	$ 7,338	$157,631	$ 90	$—	$—	$ —	$157,721	$165,059	$—	$165,059
MFS® VIT III - MFS® Mid Cap Value	$ 284	$ 1,701	$14,230	$16,215	$333,482	$(400)	$—	$—	$ —	$333,082	$349,297	$—	$349,297
MFS® VIT II - MFS® Technology	$ (55)	$ 154	$ 1,785	$ 1,884	$ 29,616	$ (73)	$—	$—	$12,454	$ 41,997	$ 43,881	$—	$ 43,881
MFS® VIT - MFS® Value	$ 442	$ 1,623	$ 5,457	$ 7,522	$123,044	$(713)	$—	$—	$ 4,936	$127,267	$134,789	$—	$134,789
PIMCO VIT Emerging Markets Bond	$ 149	$ —	$ (102)	$ 47	$ 8,299	$ (31)	$—	$—	$ 7,828	$ 16,096	$ 16,143	$—	$ 16,143
PIMCO VIT Global Bond (Unhedged)	$ 592	$ (2)	$ (391)	$ 199	$ 46,429	$(201)	$—	$—	$14,580	$ 60,808	$ 61,007	$—	$ 61,007
The accompanying notes are an integral part of these financial statements.

Subaccount	Increase (decrease) in net assets from operations			Net Change in Net Assets from Operations	Increase (decrease) in net assets from contract related transactions					Net Change in Net Assets from Unit Transactions	Net Change in Net Assets	Net Assets Beginning of Year	Net Assets End of Year
	Net investment income (loss)	Net realized gain (loss) on investments and capital gain distributions	Change in net unrealized appreciation (depreciation) on investments		Proceeds from units issued	Transfers for contract benefits and terminations	Administrative charges	Adjustments to annuity reserves	Transfers between subaccounts
PIMCO VIT Long-Term U.S. Government	$ 45	$ —	$ 49	$ 94	$ 11,299	$ —	$ —	$ —	$ 9	$ 11,308	$ 11,402	$ —	$ 11,402
PIMCO VIT Real Return	$ 2,040	$ (2)	$ 1,175	$ 3,213	$ 445,134	$ (1,140)	$ —	$ —	$ 8,011	$ 452,005	$ 455,218	$ —	$ 455,218
Principal Diversified International	$ 452	$ 5	$ 1,487	$ 1,944	$ 30,001	$ (113)	$ —	$ —	$ —	$ 29,888	$ 31,832	$ —	$ 31,832
Principal Government & High Quality Bond	$ (62)	$ —	$ 10	$ (52)	$ 45,724	$ (48)	$ —	$ —	$ 3,088	$ 48,764	$ 48,712	$ —	$ 48,712
Principal Small Cap	$ (389)	$ 38	$ 19,623	$ 19,272	$ 321,784	$ (498)	$ —	$ —	$ 15,910	$ 337,196	$ 356,468	$ —	$ 356,468
Templeton Global Bond VIP	$ (219)	$ —	$ (2,254)	$ (2,473)	$ 194,228	$ (149)	$ —	$ —	$ 44	$ 194,123	$ 191,650	$ —	$ 191,650
Thrivent Aggressive Allocation	$ (4,880,113)	$ 18,105,987	$142,363,462	$155,589,336	$ 72,466,145	$ (42,178,290)	$(155,546)	$ 2,150	$ 8,119,193	$ 38,253,652	$193,842,988	$ 761,460,642	$ 955,303,630
Thrivent Balanced Income Plus	$ 2,162,576	$ 148,620	$ 18,031,912	$ 20,343,108	$ 16,293,460	$ (11,502,219)	$ (6,798)	$ (21)	$ 16,118,200	$ 20,902,622	$ 41,245,730	$ 187,908,579	$ 229,154,309
Thrivent Diversified Income Plus	$ 9,296,954	$ 3,109,436	$ 28,126,209	$ 40,532,599	$ 48,269,402	$ (35,002,406)	$ (20,787)	$ 3,227	$ 55,397,695	$ 68,647,131	$109,179,730	$ 479,655,574	$ 588,835,304
Thrivent Government Bond	$ 1,118,462	$ (90,928)	$ 1,443,660	$ 2,471,194	$ 12,183,437	$ (10,017,426)	$ (5,813)	$ (917)	$ 2,993,602	$ 5,152,883	$ 7,624,077	$ 150,570,603	$ 158,194,680
Thrivent High Yield	$ 8,780,707	$ 22,981	$ 3,377,140	$ 12,180,828	$ 19,330,065	$ (12,411,677)	$ (9,292)	$ (403)	$ 17,367,471	$ 24,276,164	$ 36,456,992	$ 189,656,791	$ 226,113,783
Thrivent Income	$ 4,331,768	$ 460,571	$ 5,268,322	$ 10,060,661	$ 17,504,119	$ (12,480,547)	$ (6,755)	$ (954)	$ 18,322,084	$ 23,337,947	$ 33,398,608	$ 194,026,367	$ 227,424,975
Thrivent Large Cap Growth	$ (2,540,314)	$ 10,832,512	$ 60,356,055	$ 68,648,253	$ 15,308,706	$ (17,114,063)	$ (11,655)	$ (4,009)	$ (2,356,279)	$ (4,177,300)	$ 64,470,953	$ 253,671,123	$ 318,142,076
Thrivent Large Cap Index	$ 200,749	$ 9,950,833	$ 80,714,400	$ 90,865,982	$ 68,522,861	$ (22,968,568)	$ (19,907)	$ 1,240	$ 67,079,922	$112,615,548	$203,481,530	$ 396,128,772	$ 599,610,302
Thrivent Large Cap Stock	$ 22,590	$ 7,202,279	$ 27,025,007	$ 34,249,876	$ 9,210,097	$ (11,671,023)	$ (7,074)	$ 574	$ (423,394)	$ (2,890,820)	$ 31,359,056	$ 176,595,228	$ 207,954,284
Thrivent Large Cap Value	$ 230,556	$ 11,435,912	$ 16,511,090	$ 28,177,558	$ 11,608,786	$ (12,239,116)	$ (5,218)	$ 2,296	$ (1,949,627)	$ (2,582,879)	$ 25,594,679	$ 174,521,791	$ 200,116,470
Thrivent Limited Maturity Bond	$ 1,420,978	$ 152,037	$ 1,055,795	$ 2,628,810	$ 24,456,017	$ (16,916,720)	$ (5,800)	$ 435	$ (1,205,552)	$ 6,328,380	$ 8,957,190	$ 200,203,484	$ 209,160,674
Thrivent Low Volatility Equity	$ 18,859	$ 59,455	$ 360,370	$ 438,684	$ 2,697,879	$ (370,440)	$ (14)	$ —	$ 6,719,883	$ 9,047,308	$ 9,485,992	$ —	$ 9,485,992
Thrivent Mid Cap Index	$ (1,158,509)	$ 11,234,240	$ 27,515,198	$ 37,590,929	$ 36,207,640	$ (12,367,887)	$ (11,714)	$ 193	$ 33,148,748	$ 56,976,980	$ 94,567,909	$ 223,441,414	$ 318,009,323
Thrivent Mid Cap Stock	$ (2,793,480)	$ 30,374,908	$ 22,275,328	$ 49,856,756	$ 27,853,999	$ (17,387,924)	$ (12,834)	$ (2,960)	$ 16,339,947	$ 26,790,228	$ 76,646,984	$ 268,834,287	$ 345,481,271
Thrivent Moderate Allocation	$(16,341,563)	$198,201,295	$715,310,809	$897,170,541	$393,512,298	$(481,013,202)	$(341,290)	$ (46,146)	$ 62,811,435	$ (25,076,905)	$872,093,636	$8,209,330,013	$9,081,423,649
Thrivent Moderately Aggressive Allocation	$(18,681,783)	$121,286,780	$566,555,992	$669,160,989	$307,438,152	$(237,066,729)	$(403,209)	$ 15,582	$ 13,137,640	$ 83,121,436	$752,282,425	$4,439,033,621	$5,191,316,046
Thrivent Moderately Conservative Allocation	$ 3,668,733	$100,235,569	$233,340,718	$337,245,020	$338,321,619	$(251,623,348)	$(118,848)	$(426,256)	$ 17,890,352	$104,043,519	$441,288,539	$4,336,574,262	$4,777,862,801
Thrivent Money Market	$ (1,177,250)	$ —	$ —	$ (1,177,250)	$ 60,951,191	$ (20,075,296)	$ (6,160)	$ 21	$(70,275,632)	$ (29,405,876)	$ (30,583,126)	$ 154,476,716	$ 123,893,590
Thrivent Multidimensional Income	$ 168,614	$ 13,440	$ (68,728)	$ 113,326	$ 2,775,650	$ (145,963)	$ (31)	$ —	$ 5,302,081	$ 7,931,737	$ 8,045,063	$ —	$ 8,045,063
Thrivent Opportunity Income Plus	$ 3,051,439	$ 66,002	$ 1,444,521	$ 4,561,962	$ 16,801,351	$ (8,810,155)	$ (2,811)	$ 323	$ 22,216,845	$ 30,205,553	$ 34,767,515	$ 128,425,827	$ 163,193,342
Thrivent Partner All Cap	$ (588,378)	$ 1,795,515	$ 11,277,968	$ 12,485,105	$ 4,991,819	$ (4,543,680)	$ (3,747)	$ (2,984)	$ 203,468	$ 644,876	$ 13,129,981	$ 66,307,490	$ 79,437,471
Thrivent Partner Emerging Markets Equity	$ (406,082)	$ 751,882	$ 13,429,174	$ 13,774,974	$ 7,532,901	$ (3,088,399)	$ (3,878)	$ 619	$ 15,290,373	$ 19,731,616	$ 33,506,590	$ 47,345,931	$ 80,852,521
Thrivent Partner Growth Stock	$ (1,384,485)	$ 4,086,861	$ 27,283,871	$ 29,986,247	$ 11,781,950	$ (5,392,766)	$ (4,322)	$ 337	$ 14,681,483	$ 21,066,682	$ 51,052,929	$ 90,687,866	$ 141,740,795
Thrivent Partner Healthcare	$ (1,700,130)	$ (1,272,423)	$ 27,712,471	$ 24,739,918	$ 10,575,387	$ (7,629,381)	$ (14,197)	$ 280	$ (964,902)	$ 1,967,187	$ 26,707,105	$ 139,478,762	$ 166,185,867
Thrivent Partner Worldwide Allocation	$ 1,986,359	$ 2,748,192	$ 42,132,008	$ 46,866,559	$ 21,400,501	$ (13,578,635)	$ (7,835)	$ 580	$ 29,285,228	$ 37,099,839	$ 83,966,398	$ 199,894,108	$ 283,860,506
The accompanying notes are an integral part of these financial statements.

Subaccount	Increase (decrease) in net assets from operations			Net Change in Net Assets from Operations	Increase (decrease) in net assets from contract related transactions					Net Change in Net Assets from Unit Transactions	Net Change in Net Assets	Net Assets Beginning of Year	Net Assets End of Year
	Net investment income (loss)	Net realized gain (loss) on investments and capital gain distributions	Change in net unrealized appreciation (depreciation) on investments		Proceeds from units issued	Transfers for contract benefits and terminations	Administrative charges	Adjustments to annuity reserves	Transfers between subaccounts
Thrivent Real Estate Securities	$ 463,912	$ 3,598,621	$ 2,270,298	$ 6,332,831	$ 8,193,832	$ (7,545,681)	$(7,593)	$1,616	$ (1,034,271)	$ (392,097)	$ 5,940,734	$136,102,894	$142,043,628
Thrivent Small Cap Growth	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Thrivent Small Cap Index	$(1,093,191)	$15,857,116	$13,577,523	$28,341,448	$33,891,165	$(10,615,231)	$(9,998)	$ (863)	$29,458,412	$52,723,485	$81,064,933	$201,593,603	$282,658,536
Thrivent Small Cap Stock	$(1,634,480)	$15,172,559	$19,224,895	$32,762,974	$12,035,484	$(10,751,510)	$(7,017)	$9,551	$ 4,192,999	$ 5,479,507	$38,242,481	$163,759,080	$202,001,561
Vanguard® VIF Capital Growth	$ (947)	$ 54	$ 34,963	$ 34,070	$ 476,211	$ (614)	$ —	$ —	$ 30,545	$ 506,142	$ 540,212	$ —	$ 540,212
Vanguard® VIF International	$ (196)	$ 803	$ 2,446	$ 3,053	$ 105,931	$ (792)	$ —	$ —	$ 212	$ 105,351	$ 108,404	$ —	$ 108,404
Vanguard® VIF Short-Term Investment-Grade	$ (149)	$ —	$ (65)	$ (214)	$ 63,020	$ (126)	$ —	$ —	$ 50,052	$ 112,946	$ 112,732	$ —	$ 112,732
Vanguard® VIF Small Company Growth	$ (85)	$ 376	$ 2,471	$ 2,762	$ 51,619	$ (583)	$ —	$ —	$ 4,408	$ 55,444	$ 58,206	$ —	$ 58,206
Vanguard® VIF Total Bond Market Index	$ (779)	$ (1)	$ 893	$ 113	$ 669,845	$ (266)	$ —	$ —	$ 3,366	$ 672,945	$ 673,058	$ —	$ 673,058
Vanguard® VIF Total Stock Market Index	$ (841)	$ 26	$ 39,395	$ 38,580	$ 578,722	$ (203)	$ —	$ —	$ 19,852	$ 598,371	$ 636,951	$ —	$ 636,951
The accompanying notes are an integral part of these financial statements.

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018
(1) ORGANIZATION
The Thrivent Variable Annuity Account I (the Variable Account), is registered as a unit investment trust under the Investment Company Act of 1940, and is a separate account of Thrivent Financial for Lutherans (Thrivent Financial). The Variable Account, which commenced operations on October 31, 2002, contains 63 subaccounts as shown below. 29 of the subaccounts invest in a corresponding portfolio of the Thrivent Series Fund, Inc. (each a fund and collectively the Funds.) For each subaccount, the financial statements are comprised of a statement of assets and liabilities as of December 31, 2018, a related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, all presented to reflect a full twelve month period except as noted below.
Subaccount	Series
**American Funds IS® Global Growth (d)	American Funds Insurance Series — Global Growth Portfolio
**American Funds IS® Growth-Income (d)	American Funds Insurance Series — Growth-Income Portfolio
**American Funds IS® International (d)	American Funds Insurance Series — International Portfolio
**BlackRock Total Return V.I. (d)	Blackrock Variable Series Funds, Inc.- Total Return Portfolio
**DFA VA International Small Portfolio (d)	Dimensional Instutional Class- International Small Portfolio
**DFA VA US Targeted Value (d)	Dimensional Instutional Class- Targeted Value Portfolio
**Fidelity® VIP Emerging Markets (d)	Fidelity Variable Insurance Products — Emerging Markets Portfolio
**Fidelity® VIP International Capital Appreciation (d)	Fidelity Variable Insurance Products — International Capital Appreciation Portfolio
**Fidelity® VIP Value (d)	Fidelity Variable Insurance Products — Value Portfolio
**Janus Henderson Enterprise (d)	Janus Henderson Institutional Class — Enterprise Portfolio
**John Hancock Core Bond Trust (d)	John Hancock Variable Insurance Trust — Core Bond Trust Portfolio
**John Hancock International Equity Index Trust B (d)	John Hancock Variable Insurance Trust — International Equity Index Trust B Portfolio
**John Hancock Strategic Income Opportunities Trust (d)	John Hancock Variable Insurance Trust — Strategic Income Opportunities Trust Portfolio
**MFS® VIT II — **MFS® Blended Research Core Equity (d)	MFS Initial Class — Blended Research Core Equity Portfolio
**MFS® VIT II — **MFS® Corporate Bond (d)	MFS Initial Class — Corporate Bond Portfolio
**MFS® VIT III — **MFS® Global Real Estate (d)	MFS Initial Class — Global Real Estate Portfolio
**MFS® VIT II — **MFS® International Value (d)	MFS Initial Class — International Value Portfolio

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(1) ORGANIZATION - continued
Subaccount	Series
**MFS® VIT III — **MFS® Mid Cap Value (d)	MFS Initial Class — Mid Cap Value Portfolio
**MFS® VIT II — **MFS® Technology (d)	MFS Initial Class — Technology Portfolio
**MFS® VIT — **MFS® Value (d)	MFS Initial Class — Value Portfolio
**PIMCO VIT Emerging Markets Bond (d)	PVIT Institutional — Emerging Markets Bond Portfolio
**PIMCO VIT Global Bond (Unhedged) (d)	PVIT Institutional — Global Bond (Unhedged) Portfolio
**PIMCO VIT Long-Term U.S. Government (d)	PVIT Institutional — Long -Term U.S. Goverment Portfolio
**PIMCO VIT Real Return (d)	PVIT Institutional — Real Return Portfolio
**Principal Diversified International (d)	Principal Variable Contracts Funds, Inc. — Diversified International Portfolio
**Principal Government & High Quality Bond (d)	Principal Variable Contracts Funds, Inc. — Government & High Quality Bond Portfolio
**Principal Small Cap (d)	Principal Variable Contracts Funds, Inc. — Small Cap Portfolio
**Templeton Global Bond VIP (d)	Franklin Templeton Variable Insurance Trust — Class I — Global Bond Portfolio
*Thrivent Aggressive Allocation	Thrivent Series Fund, Inc. — Aggressive Allocation Portfolio
***Thrivent Balanced Income Plus	Thrivent Series Fund, Inc. — Balanced Income Plus Portfolio
***Thrivent Diversified Income Plus	Thrivent Series Fund, Inc. — Diversified Income Plus Portfolio
*Thrivent Government Bond (c)	Thrivent Series Fund, Inc. — Government Bond
***Thrivent High Yield	Thrivent Series Fund, Inc. — High Yield Portfolio
***Thrivent Income	Thrivent Series Fund, Inc. — Income Portfolio
***Thrivent Large Cap Growth (k)	Thrivent Series Fund, Inc. — Large Cap Growth Portfolio
***Thrivent Large Cap Index	Thrivent Series Fund, Inc. — Large Cap Index Portfolio
***Thrivent Large Cap Stock ( j)	Thrivent Series Fund, Inc. — Large Cap Stock Portfolio
***Thrivent Large Cap Value	Thrivent Series Fund, Inc. — Large Cap Value Portfolio
***Thrivent Limited Maturity Bond	Thrivent Series Fund, Inc. — Limited Maturity Bond Portfolio
***Thrivent Low Volatility Equity (e)	Thrivent Series Fund, Inc. — Low Volatility Equity Portfolio
***Thrivent Mid Cap Index	Thrivent Series Fund, Inc. — Mid Cap Index Portfolio
***Thrivent Mid Cap Stock (h, i)	Thrivent Series Fund, Inc. — Mid Cap Stock Portfolio
*Thrivent Moderate Allocation	Thrivent Series Fund, Inc. — Moderate Allocation Portfolio

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(1) ORGANIZATION - continued
Subaccount	Series
*Thrivent Moderately Aggressive Allocation	Thrivent Series Fund, Inc. — Moderately Aggressive Allocation Portfolio
*Thrivent Moderately Conservative Allocation	Thrivent Series Fund, Inc. — Moderately Conservative Allocation Portfolio
***Thrivent Money Market	Thrivent Series Fund, Inc. — Money Market Portfolio
***Thrivent Mulitidimensional Income (e)	Thrivent Series Fund, Inc. — Multidimensional Income Portfolio
***Thrivent Opportunity Income Plus (o)	Thrivent Series Fund, Inc. — Opportunity Income Plus Portfolio
***Thrivent Partner All Cap	Thrivent Series Fund, Inc. — Partner All Cap Portfolio
***Thrivent Partner Emerging Markets Equity	Thrivent Series Fund, Inc. — Partner Emerging Markets Equity Portfolio
***Thrivent Partner Growth Stock	Thrivent Series Fund, Inc. — Partner Growth Stock Portfolio
***Thrivent Partner Healthcare	Thrivent Series Fund, Inc. — Partner Healthcare Portfolio
***Thrivent Partner Worldwide Allocation	Thrivent Series Fund, Inc. — Partner Worldwide Allocation Portfolio
***Thrivent Real Estate Securities	Thrivent Series Fund, Inc. — Real Estate Securities Portfolio
***Thrivent Small Cap Growth (b)	Thrivent Series Fund, Inc. — Small Cap Growth Portfolio
***Thrivent Small Cap Index	Thrivent Series Fund, Inc. — Small Cap Index Portfolio
***Thrivent Small Cap Stock (f, g)	Thrivent Series Fund, Inc. — Small Cap Stock Portfolio
**Vanguard® VIF Capital Growth (d)	Vanguard Variable Insurance Fund — Capital Growth Portfolio
**Vanguard® VIF International (d)	Vanguard Variable Insurance Fund — International Portfolio
**Vanguard® VIF Short-Term Investment-Grade (d)	Vanguard Variable Insurance Fund — Short-Term Investment Grade Portfolio
**Vanguard® VIF Small Company Growth (d)	Vanguard Variable Insurance Fund — Small Company Growth Portfolio
**Vanguard® VIF Total Bond Market Index (d)	Vanguard Variable Insurance Fund — Total Bond Market Index Portfolio
**Vanguard® VIF Total Stock Market Index (d)	Vanguard Variable Insurance Fund — Total Stock Market Index Portfolio

(a)	Growth and Income Plus merged into the Moderately Aggressive Allocation Portfolio as of June 28, 2018.
(b)	Statement of operations and of changes in net assets for the period April 27, 2018 (commencement of operations) to December 31, 2018.
(c)	Formerly known as Bond Index, name change effective August 28, 2017.
(d)	Statement of changes in net assets for the period June 30, 2017 (commencement of operations) to December 31, 2017.
(e)	Statement of changes in net assets for the period April 28, 2017 (commencement of operations) to December 31, 2017.

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(1) ORGANIZATION - continued
(f)	Partner Small Cap Growth merged into the Small Cap Stock Portfolio as of August 21, 2015.
(g)	Partner Small Cap Value merged into the Small Cap Stock Portfolio as of August 21, 2015.
(h)	Mid Cap Growth merged into the Mid Cap Stock Portfolio as of August 21, 2015.
(i)	Partner Mid Cap Value merged into the Mid Cap Stock Portfolio as of August 21, 2015.
(j)	Natural Resources merged into the Large Cap Stock Portfolio as of August 21, 2015.
(k)	Partner Technology merged into the Large Cap Growth Portfolio as of August 21, 2015.
* Available in Thrivent Variable Annuity 2002 Series and 2005 Series only.
** Available in AdvisorFlex Variable Annuity only.
*** Available in Thrivent Variable Annuity 2002 Series, 2005 Series and AdvisorFlex.
The Variable Account is used to fund flexible premium deferred variable annuity contracts issued by Thrivent Financial. Under applicable insurance law, the assets and liabilities of the Variable Account are clearly identified and distinguished from the other assets and liabilities of Thrivent Financial. The assets of the Variable Account will not be charged with any liabilities arising out of any other business conducted by the insurance operations of Thrivent Financial.
A fixed account investment option is available for contract owners of the flexible premium deferred variable annuity. Assets of the fixed account are combined with the general assets of Thrivent Financial and invested by Thrivent Financial as allowed by applicable law. Accordingly, the fixed account assets are not included in the Variable Account financial statements.
Thrivent Financial has the opportunity for all Thrivent Life contractholders to become full members. To achieve this goal, Thrivent Financial and Thrivent Life are in the process of seeking regulatory approval to dissolve Thrivent Life into Thrivent Financial. This transaction, if completed, would occur during 2019. The assumption of Thrivent Life's assets, liabilities and operations would not have a material effect on the financial position or operations of Thrivent Financial and would not impact the Thrivent Financial separate accounts.
(2) SIGNIFICANT ACCOUNTING POLICIES
The Variable Account applies the accounting and reporting guidance for investment companies as outlined in Accounting Standards Codification (ASC) 946.
Valuation of Investments
The investments in shares of the Funds are stated at fair value, which is the closing net asset value per share as determined by the Fund. The cost of shares sold and redeemed is determined on the average cost method. Dividend distributions received from the Fund are reinvested in additional shares of the Fund and recorded as income by the subaccount on the ex-dividend date. Series Fund shares owned represent the number of shares of the Fund owned by the subaccount.
Federal Income Taxes
Thrivent Financial qualifies as a tax-exempt organization under the Internal Revenue Code. Accordingly, no provision for income taxes has been charged against the Variable Account. Thrivent Financial reserves the right to charge for taxes in the future should Thrivent Financial's tax status change.

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(2) SIGNIFICANT ACCOUNTING POLICIES - continued
Annuity Reserves
Annuity reserves, represented as reserves for contracts in annuity payout period in the statement of assets and liabilities, are computed for currently payable contracts according to the 2000 IAM mortality table and the 2012 IAR mortality table. The reserve rate is the maximum Single Premium Immediate Annuity (SPIA) valuation interest rate. Changes to annuity reserves are based on actual mortality and risk experience. If the reserves required are less than the original estimated reserve amount held in the Variable Account, the excess is reflected as a payable to Thrivent Financial on the statement of assets and liabilities. If additional reserves are required, a receivable from Thrivent Financial is reflected on the statement of assets and liabilities.
Death Claims
Amounts payable under the contract for death benefits remain invested in the separate accounts until the beneficiaries provide instructions to disburse the benefits.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
Fair Value of Financial Instruments
In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the financial instruments must be classified into one of three categories based on that evaluation:
Level 1:	Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2:	Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3:	Fair value based on significant value driver inputs that are not observable.
The fair values for the subaccount's investments are based on the quoted daily net asset values of the Funds in which the subaccounts are invested. These investments have been categorized as Level 2 assets.
Subsequent Events
Management has evaluated Variable Account related events and transactions that occurred during the period from the date of the Statement of Assets and Liabilities through the date of issuance of the Variable Account's financial statements. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Variable Account's financial statements.
(3) EXPENSE CHARGES
Proceeds received by the Variable Account from units issued represent gross contract premiums received by Thrivent Financial. No charge for sales distribution expense is deducted from premiums received.

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(3) EXPENSE CHARGES - continued
A surrender charge is deducted from the accumulated value of the contract to compensate Thrivent Financial if a contract is surrendered in whole or in part during the first seven years the contract is in force. The surrender charge is 6% during the first Contract Year for the 2002 series and 7% for the 2005 series. This charge decreases by 1% each subsequent contract year. The surrender charge for the AdvisorFlex VA Series is 2% during the first Contract Year and 1% for the second and third Contract Years. No surrender charge is deducted for surrenders occurring more than 3 years since the first premium was appplied. For purposes of the surrender charge calculation, up to 10% of a contract's accumulated value may be excluded from the calculation each year. This charge is deducted by redeeming units of the subaccounts of the Variable Account.
A daily charge is deducted from the value of the net assets of the Variable Account to compensate Thrivent Financial for mortality and expense risks assumed in connection with the contract and is equivalent to an annual rate of 1.10% — 2.50% of the average daily net assets of the Variable Account for the 2002 and 2005 series depending on the death benefit option of the contract as shown below. For AdvisorFlex VA series, a daily charge equivalent to an annual rate of 0.40% of the average daily net assets of the Variable Account is deducted for mortality and expense charges. A contract pending payout due to a death claim is charged based on the average daily net assets of the Variable Account and is equal to annual rate of 0.95% for the 2002 and 2005 series. For the AdvisorFlex VA series, this rate is 0.40%. An administrative charge equivalent to an annual rate of 0.75% is charged for contracts that have the return protection allocation (RPA) benefit.*
Mortality and Expense Risk Charge 2002 Series	Current	Maximum
With Basic Death Benefit only	1.10%	1.25%
With Maximum Anniversary Death Benefit (MADB)	1.20	1.35
With Premium Accumulation Death Benefit (PADB)	1.35	1.50
With Earnings Addition Death Benefit (EADB)	1.30	1.45
With MADB and PADB	1.40	1.55
With MADB and EADB	1.35	1.50
With PADB and EADB	1.50	1.65
With MADB, PADB and EADB	1.55	1.70
With Basic Death Benefit & Return Protection Allocation (RPA)	1.85	2.00
With MADB and RPA	1.95	2.10

Mortality and Expense Risk Charge 2005 Series	Years 1-7	After 7 years
With Basic Death Benefit only	1.25%	1.15%
With MADB	1.45	1.35
With PADB	1.65	1.55
With EADB	1.50	1.40
With MADB and PADB	1.75	1.65
With MADB and EADB	1.60	1.50
With PADB and EADB	1.80	1.70
With MADB, PADB and EADB	1.90	1.80
With Basic Death Benefit & RPA	2.00	1.90
With MADB and RPA	2.20	2.10
With GLWB	2.00-2.50	1.90-2.40

Mortality and Expense Risk Charge AdvisorFlex VA Series	Current	Maximum
With Basic Death Benefit only	0.40%	0.50%
With MADB**	0.60%	0.90%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(3) EXPENSE CHARGES - continued
*The current RPA charge is 0.75% except for the 10 year allocation period in the RP Moderately Conservative Allocation which has a current charge of 0.50%.** The MADB charge for AdvisorFlex Variable Annuity is deducted quarterly, beginning three months after the Date of Issue. The MADB charge is deducted from theFixed Account and the Subaccounts of the Variable Account on a pro rata basis.
Fund Facilitation Fees AdvisorFlex Variable Annuity
A daily charge is deducted from the value of the net assets of the Variable Account to compensate Thrivent for expenses assumed from contracts with the Variable Investment Trusts. The charge is based on the average daily net assets of the Variable Account.
Subaccount	Current	Maximum
American Funds IS® Global Growth	0.35%	0.40%
American Funds IS® Growth-Income	0.35%	0.40%
American Funds IS® International	0.35%	0.40%
BlackRock Total Return V.I.	0.35%	0.40%
DFA VA International Small Portfolio	0.35%	0.40%
DFA VA US Targeted Value	0.35%	0.40%
Fidelity VIP Emerging Markets	0.20%	0.40%
Fidelity VIP Intl Capital Appreciation	0.20%	0.40%
Fidelity VIP Value	0.20%	0.40%
Janus Henderson Enterprise	0.20%	0.40%
JHVIT Core Bond Trust	0.10%	0.40%
JHVIT International Equity Index	0.10%	0.40%
JHVIT Strategic Income Opportunities	0.10%	0.40%
MFS VIT II Blended Research Core Equity	0.10%	0.40%
MFS VIT II Corporate Bond	0.10%	0.40%
MFS VIT II International Value	0.10%	0.40%
MFS VIT II Technology	0.10%	0.40%
MFS VIT III Global Real Estate	0.10%	0.40%
MFS VIT III Mid Cap Value	0.10%	0.40%
MFS VIT Value Series	0.10%	0.40%
PIMCO VIT Emerging Markets Bond	0.35%	0.40%
PIMCO VIT Global Bond (Unhedged)	0.35%	0.40%
PIMCO VIT Long-Term U.S. Government	0.35%	0.40%
PIMCO VIT Real Return	0.35%	0.40%
Principal Diversified International	0.35%	0.40%
Principal Government & High Quality Bond	0.35%	0.40%
Principal SmallCap	0.35%	0.40%
Templeton Global Bond VIP	0.20%	0.40%
Vanguard VIF Capital Growth	0.35%	0.40%
Vanguard VIF International	0.35%	0.40%
Vanguard VIF Short-Term Investment-Grade	0.35%	0.40%
Vanguard VIF Small Company Growth	0.35%	0.40%
Vanguard VIF Total Bond Market Index	0.10%	0.40%
Vanguard VIF Total Stock Market Index	0.10%	0.40%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(3) EXPENSE CHARGES - continued
Additionally, during the year ended December 31, 2018, management fees were paid indirectly to Thrivent Financial in its capacity as advisor to the Fund. Additional details of these net asset based charges paid by the Funds can be found in the Fund's annual report.
(4) UNIT ACTIVITY
Transactions (including transfers among subaccounts) for accumulation and death claim units were as follows:
Subaccount	Units Outstanding at January 1, 2017	Units Issued	Units Redeemed	Units Outstanding at December 31, 2017	Units Issued	Units Issued as a result of merger	Units Redeemed	Units Outstanding at December 31, 2018
American Funds IS® Global Growth	—	4,495	(875)	3,620	72,138	(20,278)	55,480
American Funds IS® Growth-Income	—	40,891	(3,201)	37,690	24,233	(31,453)	30,470
American Funds IS® International	—	30,726	(15)	30,711	62,900	(6,586)	87,025
BlackRock Total Return V.I.	—	5,416	(21)	5,395	10,727	(261)	15,861
DFA VA International Small Portfolio	—	27,409	(909)	26,500	40,766	(12,714)	54,552
DFA VA US Targeted Value	—	18,468	(606)	17,862	84,013	(10,585)	91,290
Fidelity® VIP Emerging Markets	—	28,034	(581)	27,453	38,598	(13,606)	52,445
Fidelity® VIP International Capital Appreciation	—	—	—	—	53,837	(11,655)	42,182
Fidelity® VIP Value	—	7,270	(452)	6,818	33,900	(714)	40,004
Janus Henderson Enterprise	—	8,005	(2,208)	5,797	66,724	(10,256)	62,265
John Hancock Core Bond Trust	—	17,507	(4,260)	13,247	17,126	(5,777)	24,596
John Hancock International Equity Index Trust B	—	—	—	—	9,093	(210)	8,883
John Hancock Strategic Income Opportunities Trust	—	8,434	(3,265)	5,169	31,974	(6,136)	31,007
MFS® VIT II - MFS® Blended Research Core Equity	—	3,924	(870)	3,054	16,618	(7,246)	12,426
MFS® VIT II - MFS® Corporate Bond	—	2,463	(6)	2,457	32,333	(5,763)	29,027
MFS® VIT III - MFS® Global Real Estate	—	1,477	(903)	574	11,299	(5,956)	5,917
MFS® VIT II - MFS® International Value	—	16,019	(906)	15,113	36,183	(21,261)	30,035
MFS® VIT III - MFS® Mid Cap Value	—	33,001	(339)	32,662	21,058	(36,744)	16,976
MFS® VIT II - MFS® Technology	—	4,380	(558)	3,822	47,656	(7,014)	44,464
MFS® VIT - MFS® Value	—	16,196	(3,665)	12,531	14,011	(2,834)	23,708
PIMCO VIT Emerging Markets Bond	—	1,566	(3)	1,563	113,114	(13,282)	101,395
PIMCO VIT Global Bond (Unhedged)	—	7,043	(1,112)	5,931	11,631	(1,424)	16,138
PIMCO VIT Long-Term U.S. Government	—	1,113	—	1,113	15,075	(163)	16,025

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(4) UNIT ACTIVITY - continued
Subaccount	Units Outstanding at January 1, 2017	Units Issued	Units Redeemed	Units Outstanding at December 31, 2017	Units Issued	Units Issued as a result of merger	Units Redeemed	Units Outstanding at December 31, 2018
PIMCO VIT Real Return	—	44,743	(112)	44,631	47,074	(61,596)	30,109
Principal Diversified International	—	2,879	(10)	2,869	14,445	(272)	17,042
Principal Government & High Quality Bond	—	4,862	(5)	4,857	29,029	(779)	33,107
Principal Small Cap	—	33,267	(774)	32,493	36,649	(43,242)	25,900
Templeton Global Bond VIP	—	19,405	(15)	19,390	61,393	(4,013)	76,770
Thrivent Aggressive Allocation	40,585,995	8,780,781	(6,916,952)	42,449,824	9,417,254	(7,065,168)	44,801,910
Thrivent Balanced Income Plus	10,430,972	3,290,173	(2,113,966)	11,607,179	3,164,683	(2,007,420)	12,764,442
Thrivent Diversified Income Plus	26,073,070	9,156,765	(5,436,881)	29,792,954	8,534,519	(6,384,162)	31,943,311
Thrivent Government Bond	10,866,567	3,458,967	(3,080,784)	11,244,750	2,370,513	(3,410,241)	10,205,022
Thrivent High Yield	8,969,772	3,059,836	(1,810,483)	10,219,125	2,484,423	(2,293,000)	10,410,548
Thrivent Income	12,262,794	4,046,236	(2,550,229)	13,758,801	3,612,383	(3,522,741)	13,848,443
Thrivent Large Cap Growth	11,136,613	2,101,294	(2,191,622)	11,046,285	3,447,306	(2,168,594)	12,324,997
Thrivent Large Cap Index	18,239,802	8,361,077	(3,237,643)	23,363,236	6,519,432	(4,100,156)	25,782,512
Thrivent Large Cap Stock	9,688,633	1,811,697	(1,895,616)	9,604,714	1,668,048	(1,735,901)	9,536,861
Thrivent Large Cap Value	7,833,112	1,812,645	(1,828,700)	7,817,057	1,663,469	(1,568,522)	7,912,004
Thrivent Limited Maturity Bond	16,617,272	7,337,653	(6,811,034)	17,143,891	6,353,194	(6,947,312)	16,549,773
Thrivent Low Volatility Equity	—	951,233	(81,929)	869,304	1,299,789	(231,858)	1,937,235
Thrivent Mid Cap Index	8,097,367	3,603,307	(1,431,975)	10,268,699	2,899,158	(1,594,333)	11,573,524
Thrivent Mid Cap Stock	8,466,565	2,917,364	(1,860,753)	9,523,176	2,329,561	(1,773,503)	10,079,234
Thrivent Moderate Allocation	553,877,740	102,151,013	(109,041,332)	546,987,421	103,876,528	(120,208,208)	530,655,741
Thrivent Moderately Aggressive Allocation	274,421,095	51,504,710	(48,866,871)	277,058,934	54,935,207	4,003,425	(56,563,344)	279,434,222
Thrivent Moderately Conservative Allocation	312,349,213	71,580,813	(64,384,759)	319,545,267	73,795,783	(77,155,465)	316,185,585
Thrivent Money Market	154,953,772	114,025,576	(143,696,562)	125,282,786	142,078,082	(119,684,119)	147,676,749
Thrivent Multidimensional Income	—	895,934	(111,862)	784,072	992,476	(303,600)	1,472,948
Thrivent Opportunity Income Plus	9,215,225	4,467,661	(2,350,891)	11,331,995	3,630,605	(3,608,893)	11,353,707
Thrivent Partner All Cap	2,825,514	656,494	(613,733)	2,868,275	556,576	(575,368)	2,849,483
Thrivent Partner Emerging Markets Equity	4,306,291	2,693,440	(1,163,393)	5,836,338	2,170,672	(1,845,330)	6,161,680
Thrivent Partner Growth Stock	3,657,584	1,539,735	(792,689)	4,404,630	1,865,931	(987,111)	5,283,450
Thrivent Partner Healthcare	7,649,075	1,979,166	(1,895,770)	7,732,471	1,526,798	(1,574,699)	7,684,570
Thrivent Partner Worldwide Allocation	20,810,399	6,933,625	(3,561,657)	24,182,367	5,835,647	(4,651,377)	25,366,637
Thrivent Real Estate Securities	5,373,923	1,341,885	(1,302,863)	5,412,945	849,622	(1,212,486)	5,050,081
Thrivent Small Cap Growth	—	—	—	—	1,183,495	(159,642)	1,023,853
Thrivent Small Cap Index	6,957,419	3,388,473	(1,407,845)	8,938,047	3,044,127	(1,518,491)	10,463,683
Thrivent Small Cap Stock	6,514,120	1,827,267	(1,444,992)	6,896,395	1,545,604	(1,484,870)	6,957,129
Vanguard® VIF Capital Growth	—	48,513	(481)	48,032	76,709	(40,560)	84,181

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(4) UNIT ACTIVITY - continued
Subaccount	Units Outstanding at January 1, 2017	Units Issued	Units Redeemed	Units Outstanding at December 31, 2017	Units Issued	Units Issued as a result of merger	Units Redeemed	Units Outstanding at December 31, 2018
Vanguard® VIF International	—	13,672	(4,204)	9,468	68,444	(4,418)	73,494
Vanguard® VIF Short-Term Investment-Grade	—	11,265	(13)	11,252	47,020	(1,893)	56,379
Vanguard® VIF Small Company Growth	—	6,918	(1,655)	5,263	53,305	(4,143)	54,425
Vanguard® VIF Total Bond Market Index	—	66,762	(28)	66,734	258,821	(17,364)	308,191
Vanguard® VIF Total Stock Market Index	—	57,505	(26)	57,479	341,628	(66,638)	332,469
(5) PURCHASES AND SALES OF INVESTMENTS
The aggregate costs of purchases and proceeds from sales of investments in the Funds for the year ended December 31, 2018 were as follows:
Subaccount	Purchases	Sales
American Funds IS® Global Growth	$ 808,276	$ 181,748
American Funds IS® Growth-Income	327,115	381,499
American Funds IS® International	732,100	68,358
BlackRock Total Return V.I.	109,387	3,485
DFA VA International Small Portfolio	470,692	133,901
DFA VA US Targeted Value	945,081	98,613
Fidelity® VIP Emerging Markets	423,916	132,837
Fidelity® VIP International Capital Appreciation	588,214	117,522
Fidelity® VIP Value	380,865	8,129
Janus Henderson Enterprise	800,845	115,711
John Hancock Core Bond Trust	165,345	48,061
John Hancock International Equity Index Trust B	101,643	2,715
John Hancock Strategic Income Opportunities Trust	328,400	61,552
MFS® VIT II - MFS® Blended Research Core Equity	189,646	79,974
MFS® VIT II - MFS® Corporate Bond	330,764	56,505
MFS® VIT III - MFS® Global Real Estate	113,679	54,966
MFS® VIT II - MFS® International Value	382,647	226,528
MFS® VIT III - MFS® Mid Cap Value	236,891	402,380
MFS® VIT II - MFS® Technology	665,485	89,517
MFS® VIT - MFS® Value	169,746	30,633
PIMCO VIT Emerging Markets Bond	1,140,020	131,828
PIMCO VIT Global Bond (Unhedged)	128,364	15,006
PIMCO VIT Long-Term U.S. Government	146,357	2,219
PIMCO VIT Real Return	477,891	617,659
Principal Diversified International	161,434	3,573
Principal Government & High Quality Bond	299,014	9,039
Principal Small Cap	420,816	520,151
Templeton Global Bond VIP	611,468	43,679
Thrivent Aggressive Allocation	206,261,131	91,315,867

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(5) PURCHASES AND SALES OF INVESTMENTS - continued
Subaccount	Purchases	Sales
Thrivent Balanced Income Plus	53,165,961	25,654,928
Thrivent Diversified Income Plus	117,422,809	65,554,164
Thrivent Government Bond	25,421,171	37,822,147
Thrivent High Yield	42,316,257	29,538,478
Thrivent Income	44,829,906	36,646,584
Thrivent Large Cap Growth	89,278,162	41,417,625
Thrivent Large Cap Index	115,410,922	52,815,747
Thrivent Large Cap Stock	36,365,641	27,378,479
Thrivent Large Cap Value	35,972,766	28,135,283
Thrivent Limited Maturity Bond	59,509,865	64,163,412
Thrivent Low Volatility Equity	13,369,266	1,864,694
Thrivent Mid Cap Index	73,016,453	22,221,527
Thrivent Mid Cap Stock	74,331,004	36,584,912
Thrivent Moderate Allocation	1,425,937,681	1,306,665,679
Thrivent Moderately Aggressive Allocation	974,576,466	642,540,923
Thrivent Moderately Conservative Allocation	821,348,798	747,243,382
Thrivent Money Market	107,169,118	84,544,484
Thrivent Multidimensional Income	10,137,694	2,498,335
Thrivent Opportunity Income Plus	41,060,210	36,226,415
Thrivent Partner All Cap	15,382,092	12,869,294
Thrivent Partner Emerging Markets Equity	20,379,768	15,200,516
Thrivent Partner Growth Stock	57,040,138	20,782,497
Thrivent Partner Healthcare	22,785,113	23,991,589
Thrivent Partner Worldwide Allocation	58,323,485	31,048,921
Thrivent Real Estate Securities	15,373,399	23,263,521
Thrivent Small Cap Growth	12,494,581	1,428,872
Thrivent Small Cap Index	84,406,725	22,584,871
Thrivent Small Cap Stock	44,350,190	30,661,065
Vanguard® VIF Capital Growth	908,825	473,303
Vanguard® VIF International	795,488	48,055
Vanguard® VIF Short-Term Investment-Grade	468,888	17,738
Vanguard® VIF Small Company Growth	650,631	49,287
Vanguard® VIF Total Bond Market Index	2,574,918	158,746
Vanguard® VIF Total Stock Market Index	3,935,106	678,606
(6) FINANCIAL HIGHLIGHTS
A summary of units outstanding, unit values, net assets, expense ratios, investment income ratios and total return ratios for each of the five years in the period ended December 31, 2018, except as indicated in Note 1, follows:

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
American Funds IS® Global Growth
Units (a)	55,480	3,620	—	—	—
Unit value	$ 10.01	11.06	—	—	—
Net assets	$555,220	$ 40,033	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	1.31%	1.14%	—%	—%	—%
Total return (d)	(9.50)%	10.58%	—%	—%	—%
American Funds IS® Growth-Income
Units (a)	30,470	37,690	—	—	—
Unit value	$ 10.87	11.12	—	—	—
Net assets	$331,113	$419,170	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	1.43%	2.61%	—%	—%	—%
Total return (d)	(2.29)%	11.22%	—%	—%	—%
American Funds IS® International
Units (a)	87,025	30,711	—	—	—
Unit value	$ 9.61	11.12	—	—	—
Net assets	$835,891	$341,411	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	2.47%	2.46%	—%	—%	—%
Total return (d)	(13.60)%	11.17%	—%	—%	—%
BlackRock Total Return V.I.
Units (a)	15,861	5,395	—	—	—
Unit value	$ 9.95	10.07	—	—	—
Net assets	$157,558	$ 54,356	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	2.62%	1.04%	—%	—%	—%
Total return (d)	(1.21)%	0.70%	—%	—%	—%
DFA VA International Small Portfolio
Units (a)	54,552	26,500	—	—	—
Unit value	$ 8.88	11.15	—	—	—
Net assets	$484,506	$295,587	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	1.71%	5.40%	—%	—%	—%
Total return (d)	(20.37)%	11.54%	—%	—%	—%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
DFA VA US Targeted Value
Units (a)	91,290	17,862	—	—	—
Unit value	$ 9.15	10.96	—	—	—
Net assets	$835,736	$195,844	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	1.31%	2.51%	—%	—%	—%
Total return (d)	(16.50)%	9.64%	—%	—%	—%
Fidelity® VIP Emerging Markets
Units (a)	52,445	27,453	—	—	—
Unit value	$ 9.61	11.79	—	—	—
Net assets	$504,137	$323,776	—	—	—
Ratio of expenses to net assets (b)	0.60%	0.60%	—%	—%	—%
Investment income ratio (c)	0.73%	1.01%	—%	—%	—%
Total return (d)	(18.49)%	17.94%	—%	—%	—%
Fidelity® VIP International Capital Appreciation
Units (a)	42,182	—	—	—	—
Unit value	$ 9.76	11.25	—	—	—
Net assets	$411,523	$ 0	—	—	—
Ratio of expenses to net assets (b)	0.60%	0.60%	—%	—%	—%
Investment income ratio (c)	1.37%	—%	—%	—%	—%
Total return (d)	(13.27)%	12.49%	—%	—%	—%
Fidelity® VIP Value
Units (a)	40,004	6,818	—	—	—
Unit value	$ 9.24	10.79	—	—	—
Net assets	$369,675	$ 73,567	—	—	—
Ratio of expenses to net assets (b)	0.60%	0.60%	—%	—%	—%
Investment income ratio (c)	1.44%	1.90%	—%	—%	—%
Total return (d)	(14.36)%	7.90%	—%	—%	—%
Janus Henderson Enterprise
Units (a)	62,265	5,797	—	—	—
Unit value	$ 11.00	11.11	—	—	—
Net assets	$684,872	$ 64,413	—	—	—
Ratio of expenses to net assets (b)	0.60%	0.60%	—%	—%	—%
Investment income ratio (c)	0.25%	0.00%	—%	—%	—%
Total return (d)	(1.01)%	11.12%	—%	—%	—%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
John Hancock Core Bond Trust
Units (a)	24,596	13,247	—	—	—
Unit value	$ 9.98	10.08	—	—	—
Net assets	$245,381	$133,554	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	2.76%	3.08%	—%	—%	—%
Total return (d)	(1.04)%	0.82%	—%	—%	—%
John Hancock International Equity Index Trust B
Units (a)	8,883	—	—	—	—
Unit value	$ 9.45	11.06	—	—	—
Net assets	$ 83,962	$ 0	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	2.86%	—%	—%	—%	—%
Total return (d)	(14.53)%	10.59%	—%	—%	—%
John Hancock Strategic Income Opportunities Trust
Units (a)	31,007	5,169	—	—	—
Unit value	$ 9.62	10.17	—	—	—
Net assets	$298,200	$ 52,594	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	5.40%	3.33%	—%	—%	—%
Total return (d)	(5.48)%	1.74%	—%	—%	—%
MFS® VIT II - MFS® Blended Research Core Equity
Units (a)	12,426	3,054	—	—	—
Unit value	$ 10.18	11.09	—	—	—
Net assets	$126,476	$ 33,867	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	1.28%	1.04%	—%	—%	—%
Total return (d)	(8.20)%	10.88%	—%	—%	—%
MFS® VIT II - MFS® Corporate Bond
Units (a)	29,027	2,457	—	—	—
Unit value	$ 9.84	10.20	—	—	—
Net assets	$285,732	$ 25,057	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	4.36%	0.00%	—%	—%	—%
Total return (d)	(3.49)%	1.99%	—%	—%	—%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
MFS® VIT III - MFS® Global Real Estate
Units (a)	5,917	574	—	—	—
Unit value	$ 10.21	10.58	—	—	—
Net assets	$ 60,401	$ 6,077	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	4.20%	0.00%	—%	—%	—%
Total return (d)	(3.52)%	5.80%	—%	—%	—%
MFS® VIT II - MFS® International Value
Units (a)	30,035	15,113	—	—	—
Unit value	$ 9.84	10.92	—	—	—
Net assets	$295,403	$165,059	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	0.90%	0.49%	—%	—%	—%
Total return (d)	(9.94)%	9.21%	—%	—%	—%
MFS® VIT III - MFS® Mid Cap Value
Units (a)	16,976	32,662	—	—	—
Unit value	$ 9.42	10.69	—	—	—
Net assets	$159,956	$349,297	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	0.61%	0.42%	—%	—%	—%
Total return (d)	(11.89)%	6.94%	—%	—%	—%
MFS® VIT II - MFS® Technology
Units (a)	44,464	3,822	—	—	—
Unit value	$ 11.62	11.48	—	—	—
Net assets	$516,718	$ 43,881	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	0.00%	0.00%	—%	—%	—%
Total return (d)	1.22%	14.81%	—%	—%	—%
MFS® VIT - MFS® Value
Units (a)	23,708	12,531	—	—	—
Unit value	$ 9.62	10.76	—	—	—
Net assets	$228,147	$134,789	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	1.71%	0.85%	—%	—%	—%
Total return (d)	(10.54)%	7.57%	—%	—%	—%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
PIMCO VIT Emerging Markets Bond
Units (a)	101,395	1,563	—	—	—
Unit value	$ 9.78	10.33	—	—	—
Net assets	$991,718	$ 16,143	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	4.45%	2.54%	—%	—%	—%
Total return (d)	(5.32)%	3.30%	—%	—%	—%
PIMCO VIT Global Bond (Unhedged)
Units (a)	16,138	5,931	—	—	—
Unit value	$ 9.80	10.29	—	—	—
Net assets	$158,106	$ 61,007	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	8.29%	2.68%	—%	—%	—%
Total return (d)	(4.78)%	2.90%	—%	—%	—%
PIMCO VIT Long-Term U.S. Government
Units (a)	16,025	1,113	—	—	—
Unit value	$ 9.94	10.25	—	—	—
Net assets	$159,311	$ 11,402	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	2.54%	1.19%	—%	—%	—%
Total return (d)	(2.98)%	2.46%	—%	—%	—%
PIMCO VIT Real Return
Units (a)	30,109	44,631	—	—	—
Unit value	$ 9.91	10.20	—	—	—
Net assets	$298,495	$455,218	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	3.16%	1.46%	—%	—%	—%
Total return (d)	(2.80)%	2.00%	—%	—%	—%
Principal Diversified International
Units (a)	17,042	2,869	—	—	—
Unit value	$ 9.08	11.10	—	—	—
Net assets	$154,772	$ 31,832	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	2.99%	2.32%	—%	—%	—%
Total return (d)	(18.16)%	10.97%	—%	—%	—%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
Principal Government & High Quality Bond
Units (a)	33,107	4,857	—	—	—
Unit value	$ 10.04	10.03	—	—	—
Net assets	$ 332,548	$ 48,712	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	— %	— %	— %
Investment income ratio (c)	5.15%	0.00%	— %	— %	— %
Total return (d)	0.15%	0.29%	— %	— %	— %
Principal Small Cap
Units (a)	25,900	32,493	—	—	—
Unit value	$ 9.70	10.97	—	—	—
Net assets	$ 251,290	$ 356,468	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	— %	— %	— %
Investment income ratio (c)	0.18%	0.14%	— %	— %	— %
Total return (d)	(11.56) %	9.71%	— %	— %	— %
Templeton Global Bond VIP
Units (a)	76,770	19,390	—	—	—
Unit value	$ 10.04	9.88	—	—	—
Net assets	$ 770,914	$ 191,650	—	—	—
Ratio of expenses to net assets (b)	0.60%	0.60%	— %	— %	— %
Investment income ratio (c)	0.00%	0.00%	— %	— %	— %
Total return (d)	1.60%	(1.16) %	— %	— %	— %
Thrivent Aggressive Allocation
Units (a)	44,820,274	42,471,311	40,610,746	39,360,784	34,705,838
Unit value	$20.28-$19.14	$21.89-$20.86	$18.19-$17.50	$16.67-$16.19	$16.91-$16.58
Net assets	$ 931,039,212	$ 955,303,630	$ 761,460,642	$ 679,141,624	$ 609,846,743
Ratio of expenses to net assets (b)	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	0.67%	0.73%	0.98%	1.04%	0.44%
Total return (d)	(8.23) - (7.35)%	19.23 - 20.37%	8.04 - 9.07%	(2.32) - (1.39)%	4.03 - 5.02%
Thrivent Balanced Income Plus
Units (a)	12,782,078	11,625,904	10,447,339	8,187,946	6,364,897
Unit value	$ 9.96-$16.35	$19.27-$17.52	$17.42-$15.98	$16.42-$15.22	$16.60-$15.53
Net assets	$ 235,334,024	$ 229,154,309	$ 187,908,579	$ 141,768,978	$ 114,282,676
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	2.44%	2.33%	2.51%	2.13%	1.57%
Total return (d)	(6.67) - (5.25)%	9.58 - 10.62%	5.05 - 6.05%	(2.02) - (1.09)%	4.08 - 5.07%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
Thrivent Diversified Income Plus
Units (a)	31,980,802	29,835,295	26,114,301	22,704,027	19,575,417
Unit value	$10.06-$16.90	$10.38-$17.70	$17.79-$16.50	$16.77-$15.70	$16.92-$15.99
Net assets	$ 604,920,563	$ 588,835,304	$ 479,655,574	$ 397,662,124	$ 350,585,574
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	3.05%	3.03%	3.41%	3.29%	2.95%
Total return (d)	(4.53) - (3.08)%	3.76 - 7.29%	5.06 - 6.07%	(1.81) - (0.87)%	2.31 - 3.29%
Thrivent Government Bond
Units (a)	10,222,090	11,260,032	10,884,186	7,983,036	7,050,452
Unit value	$14.30-$12.58	$14.41-$12.80	$14.13-$12.67	$14.06-$12.72	$14.08-$12.86
Net assets	$ 142,256,483	$ 158,194,680	$ 150,570,603	$ 111,327,900	$ 99,432,230
Ratio of expenses to net assets (b)	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	2.42%	2.01%	1.67%	1.77%	2.22%
Total return (d)	(1.70) - (0.76)%	1.03 - 1.99%	(0.42) - 0.53%	(1.10) - (0.16)%	4.52 - 5.52%
Thrivent High Yield
Units (a)	10,434,843	10,245,056	8,998,529	7,972,155	7,826,130
Unit value	$ 9.89-$18.19	$10.26-$19.18	$19.59-$18.19	$17.54-$16.44	$18.20-$17.21
Net assets	$ 218,219,514	$ 226,113,783	$ 189,656,791	$ 153,223,526	$ 158,442,571
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	5.81%	5.45%	5.68%	5.73%	5.89%
Total return (d)	(5.14) - (3.69)%	2.64 - 5.45%	10.64 - 11.70%	(4.52) - (3.61)%	0.05 - 1.00%
Thrivent Income
Units (a)	13,870,343	13,781,357	12,288,741	9,860,617	9,098,457
Unit value	$ 9.94-$14.21	$10.22-$14.83	$15.81-$14.22	$15.05-$13.66	$15.29-$14.02
Net assets	$ 220,207,234	$ 227,424,975	$ 194,026,367	$ 150,266,724	$ 142,554,386
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	3.68%	3.32%	3.42%	3.67%	3.76%
Total return (d)	(4.17) - (2.71)%	2.16 - 4.29%	4.09 - 5.08%	(2.55) - (1.62)%	4.68 - 5.67%
Thrivent Large Cap Growth
Units (a)	12,354,687	11,078,482	11,171,905	11,171,197	8,293,487
Unit value	$11.39-$24.55	$25.26-$24.42	$19.78-$19.30	$20.27-$19.96	$18.52-$18.42
Net assets	$ 353,519,435	$ 318,142,076	$ 253,671,123	$ 263,000,258	$ 183,862,092
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	0.42%	0.39%	0.55%	0.48%	0.64%
Total return (d)	0.56 - 2.09%	26.52 - 27.72%	(3.33) - (2.41)%	8.40 - 9.43%	8.90 - 9.94%
Thrivent Large Cap Index
Units (a)	25,809,696	23,392,024	18,270,757	12,217,797	8,021,875
Unit value	$10.55-$21.31	$11.10-$22.77	$20.53-$19.10	$18.56-$17.43	$18.53-$17.57
Net assets	$ 617,304,075	$ 599,610,302	$ 396,128,772	$ 246,881,097	$ 170,084,021
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	1.44%	1.34%	1.85%	1.36%	1.39%
Total return (d)	(6.42) - (4.99)%	11.03 - 19.19%	9.58 - 10.63%	(0.79) - 0.16%	11.12 - 12.18%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
Thrivent Large Cap Stock
Units (a)	9,564,253	9,635,196	9,723,264	10,290,216	8,884,698
Unit value	$ 9.96-$16.23	$10.91-$18.04	$16.16-$15.18	$15.47-$14.67	$15.15-$14.50
Net assets	$ 185,450,058	$ 207,954,284	$ 176,595,228	$ 179,913,349	$ 156,215,892
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	1.23%	1.27%	1.27%	1.10%	0.88%
Total return (d)	(10.06) - (8.70)%	9.11 - 18.88%	3.44 - 4.43%	1.17 - 2.14%	3.31 - 4.29%
Thrivent Large Cap Value
Units (a)	7,931,483	7,837,676	7,855,507	7,167,228	7,322,150
Unit value	$10.15-$18.68	$11.16-$20.86	$19.54-$18.07	$16.80-$15.68	$17.58-$16.57
Net assets	$ 180,516,788	$ 200,116,470	$ 174,521,791	$ 140,435,845	$ 152,362,123
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	1.33%	1.38%	1.36%	1.28%	1.24%
Total return (d)	(10.43) - (9.06)%	11.57 - 15.44%	15.23 - 16.33%	(5.35) - (4.44)%	6.98 - 8.00%
Thrivent Limited Maturity Bond
Units (a)	16,572,119	17,161,227	16,637,185	13,088,771	12,632,763
Unit value	$10.15-$11.05	$10.09-$11.15	$12.29-$11.07	$12.06-$10.97	$12.09-$11.10
Net assets	$ 201,510,343	$ 209,160,674	$ 200,203,484	$ 156,038,728	$ 151,885,236
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	2.49%	1.98%	1.93%	1.67%	1.71%
Total return (d)	(0.88) - 0.63%	0.69 - 0.87%	0.90 - 1.86%	(1.16) - (0.22)%	(0.23) - 0.72%
Thrivent Low Volatility Equity
Units (a)	1,937,235	869,304	—	—	—
Unit value	$10.44-$10.36	$10.79-$10.87	—	—	—
Net assets	$ 20,259,157	$ 9,485,992	—	—	—
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	— %	— %	— %
Investment income ratio (c)	0.02%	1.26%	— %	— %	— %
Total return (d)	(4.74) - (3.29)%	7.90 - 8.71%	— %	— %	— %
Thrivent Mid Cap Index
Units (a)	11,579,891	10,275,725	8,105,097	5,385,212	3,617,014
Unit value	$ 9.66-$23.63	$10.93-$27.15	$24.23-$23.86	$20.31-$20.19	$21.04-$21.11
Net assets	$ 309,691,519	$ 318,009,323	$ 223,441,414	$ 129,497,106	$ 95,579,765
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	1.01%	0.88%	0.87%	0.71%	0.75%
Total return (d)	(12.97) - (11.64)%	9.31 - 13.80%	18.17 - 19.29%	(4.36) - (3.44)%	7.22 - 8.24%
Thrivent Mid Cap Stock
Units (a)	10,107,603	9,555,420	8,501,849	8,317,617	3,090,648
Unit value	$ 9.82-$25.68	$11.07-$29.39	$24.80-$25.17	$19.45-$19.93	$19.62-$20.30
Net assets	$ 316,395,262	$ 345,481,271	$ 268,834,287	$ 210,329,171	$ 81,057,534
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	0.34%	0.35%	0.38%	0.38%	0.31%
Total return (d)	(12.65) - (11.32)%	10.70 - 16.76%	26.29 - 27.50%	(1.80) - (0.86)%	9.82 - 10.87%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
Thrivent Moderate Allocation
Units (a)	531,068,061	547,436,729	554,366,789	552,500,989	535,273,466
Unit value	$ 18.04-$12.79	$ 19.06-$13.72	$ 17.04-$12.46	$ 15.79-$11.73	$ 16.03-$12.09
Net assets	$8,354,500,017	$9,081,423,649	$8,209,330,013	$7,595,038,333	$7,480,922,939
Ratio of expenses to net assets (b)	0.95 - 2.50%	0.95 - 2.50%	0.95 - 2.50%	0.95 - 2.50%	0.95 - 2.50%
Investment income ratio (c)	1.73%	1.62%	1.69%	1.50%	1.12%
Total return (d)	(6.81) - (5.34)%	10.17 - 11.89%	6.20 - 7.86%	(3.02) - (1.50)%	3.42 - 4.88%
Thrivent Moderately Aggressive Allocation
Units (a)	279,729,097	277,346,557	274,735,344	272,548,650	258,138,864
Unit value	$ 19.15-$12.70	$ 20.55-$13.84	$ 17.76-$12.15	$ 16.27-$11.30	$ 16.55-$11.68
Net assets	$4,900,885,957	$5,191,316,046	$4,439,033,621	$4,032,885,372	$3,876,320,706
Ratio of expenses to net assets (b)	0.95 - 2.50%	0.95 - 2.50%	0.95 - 2.50%	0.95 - 2.50%	0.95 - 2.50%
Investment income ratio (c)	1.27%	1.21%	1.44%	1.28%	0.85%
Total return (d)	(8.24) - (6.79)%	13.92 - 15.69%	7.51 - 9.19%	(3.20) - (1.69)%	3.43 - 5.05%
Thrivent Moderately Conservative Allocation
Units (a)	316,472,734	319,832,160	312,668,711	281,695,417	238,237,660
Unit value	$ 16.28-$14.34	$ 17.00-$15.16	$ 15.67-$14.15	$ 14.75-$13.49	$ 14.96-$13.85
Net assets	$4,500,765,566	$4,777,862,801	$4,336,574,262	$3,733,317,476	$3,277,233,368
Ratio of expenses to net assets (b)	0.95 - 2.20%	0.95 - 2.20%	0.95 - 2.20%	0.95 - 2.20%	0.95 - 2.20%
Investment income ratio (c)	2.06%	1.79%	1.70%	1.75%	1.54%
Total return (d)	(5.41) - (4.22)%	7.14 - 8.48%	4.90 - 6.22%	(2.62) - (1.40)%	3.03 - 4.32%
Thrivent Money Market
Units (a)	147,681,260	125,287,793	154,959,260	109,066,619	84,334,809
Unit value	$ 1.01-$.92	$ 1.00-$.92	$ 1.03-$.93	$ 1.04-$.95	$ 1.05-$.97
Net assets	$ 146,518,896	$ 123,893,590	$ 154,476,716	$ 110,326,139	$ 86,564,356
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	1.48%	0.49%	0.00%	0.00%	0.00%
Total return (d)	(0.44) - 1.07%	(1.38) - 0.15%	(1.88) - (0.95)%	(1.88) - (0.94)%	(1.88) - (0.95)%
Thrivent Multidimensional Income
Units (a)	1,478,279	784,072	—	—	—
Unit value	$ 9.68-$9.49	$ 10.27-$10.22	—	—	—
Net assets	$ 14,169,145	$ 8,045,063	—	—	—
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	— %	— %	— %
Investment income ratio (c)	5.88%	4.68%	— %	— %	— %
Total return (d)	(7.16) - (5.75)%	2.19 - 2.69%	— %	— %	— %

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
Thrivent Opportunity Income Plus
Units (a)	11,368,215	11,343,977	9,222,863	6,403,158	4,301,771
Unit value	$10.03-$12.89	$10.17-$13.27	$14.40-$12.93	$13.67-$12.39	$13.81-$12.63
Net assets	$ 159,691,257	$ 163,193,342	$ 128,425,827	$ 85,138,890	$ 58,296,529
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	4.11%	3.39%	3.37%	3.39%	3.45%
Total return (d)	(2.89) - (1.41)%	1.69 - 2.66%	4.37 - 5.37%	(1.91) - (0.98)%	1.54 - 2.51%
Thrivent Partner All Cap
Units (a)	2,855,719	2,874,622	2,832,625	2,500,150	1,766,460
Unit value	$ 9.75-$21.14	$10.87-$23.91	$20.16-$20.26	$19.24-$19.52	$18.99-$19.46
Net assets	$ 69,904,658	$ 79,437,471	$ 66,307,490	$ 57,033,846	$ 41,453,510
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	0.52%	0.48%	0.27%	0.33%	0.60%
Total return (d)	(11.60) - (10.25)%	8.69 - 17.99%	3.78 - 4.78%	0.33 - 1.29%	10.15 - 11.20%
Thrivent Partner Emerging Markets Equity
Units (a)	6,172,791	5,844,298	4,314,841	3,535,105	3,248,356
Unit value	$ 9.21-$10.92	$10.87-$13.07	$11.33-$10.44	$ 10.25-$9.53	$11.98-$11.24
Net assets	$ 71,793,496	$ 80,852,521	$ 47,345,931	$ 35,247,132	$ 38,047,865
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	1.27%	0.67%	1.00%	1.21%	0.96%
Total return (d)	(16.50) - (15.23)%	8.66 - 25.25%	9.49 - 10.53%	(15.22) - (14.41)%	(4.13) - (3.21)%
Thrivent Partner Growth Stock
Units (a)	5,288,041	4,410,010	3,663,469	3,023,229	2,173,864
Unit value	$10.98-$27.30	$11.16-$28.19	$22.39-$21.50	$22.30-$21.62	$20.35-$19.91
Net assets	$ 163,650,260	$ 141,740,795	$ 90,687,866	$ 76,706,303	$ 52,554,726
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	0.13%	0.08%	0.00%	0.00%	0.00%
Total return (d)	(3.13) - (1.65)%	11.62 - 31.11%	(0.55) - 0.39%	8.57 - 9.61%	6.47 - 7.49%
Thrivent Partner Healthcare
Units (a)	7,687,884	7,735,294	7,652,027	7,271,101	3,820,778
Unit value	$10.71-$21.61	$ 9.93-$20.34	$18.85-$17.36	$22.65-$21.06	$21.86-$20.52
Net assets	$ 176,708,343	$ 166,185,867	$ 139,478,762	$ 159,901,651	$ 81,528,759
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	0.91%	0.26%	4.23%	0.01%	0.00%
Total return (d)	6.26 - 7.88%	(0.70) - 17.18%	(17.59) - (16.80)%	2.64 - 3.62%	21.89 - 23.06%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
Thrivent Partner Worldwide Allocation
Units (a)	25,401,542	24,216,038	20,847,437	19,596,870	17,110,786
Unit value	$ 9.12-$9.16	$10.83-$11.04	$ 9.86-$9.08	$ 9.63-$8.95	$ 9.80-$9.20
Net assets	$248,758,828	$ 283,860,506	$ 199,894,108	$ 184,243,124	$ 164,427,707
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	2.80%	2.09%	2.21%	2.50%	2.05%
Total return (d)	(17.00) - (15.73)%	8.28 - 21.52%	1.40 - 2.37%	(2.65) - (1.72)%	(7.13) - (6.25)%
Thrivent Real Estate Securities
Units (a)	5,057,972	5,421,413	5,382,312	4,570,983	3,863,154
Unit value	$ 9.74-$19.55	$10.32-$21.04	$20.79-$20.24	$19.53-$19.19	$19.19-$19.03
Net assets	$123,771,761	$ 142,043,628	$ 136,102,894	$ 112,813,350	$ 98,635,067
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	2.01%	1.62%	1.46%	1.46%	1.43%
Total return (d)	(7.10) - (5.68)%	3.23 - 3.97%	5.48 - 6.48%	0.81 - 1.77%	28.36 - 29.59%
Thrivent Small Cap Growth
Units (a)	1,023,853	—	—	—	—
Unit value	$ 9.09-$9.00	—	—	—	—
Net assets	$ 9,248,314	—	—	—	—
Ratio of expenses to net assets (b)	0.40 - 1.90%	— %	— %	— %	— %
Investment income ratio (c)	0.00%	— %	— %	— %	— %
Total return (d)	(10.04) - (9.12)%	— %	— %	— %	— %
Thrivent Small Cap Index
Units (a)	10,468,983	8,943,712	6,963,619	4,579,807	3,194,457
Unit value	$ 9.99-$24.52	$10.98-$27.36	$24.67-$24.65	$19.75-$19.92	$20.38-$20.75
Net assets	$294,522,812	$ 282,658,536	$ 201,593,603	$ 111,354,306	$ 85,196,426
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	0.94%	0.85%	0.97%	0.78%	0.74%
Total return (d)	(10.39) - (9.02)%	9.84 - 11.01%	23.75 - 24.93%	(4.01) - (3.10)%	3.38 - 4.37%
Thrivent Small Cap Stock
Units (a)	6,977,276	6,917,097	6,536,710	6,622,749	2,351,890
Unit value	$ 9.99-$19.90	$11.17-$22.57	$19.21-$18.98	$15.40-$15.36	$16.05-$16.16
Net assets	$178,146,550	$ 202,001,561	$ 163,759,080	$ 135,052,576	$ 53,851,556
Ratio of expenses to net assets (b)	0.40 - 1.90%	0.40 - 1.90%	0.95 - 1.90%	0.95 - 1.90%	0.95 - 1.90%
Investment income ratio (c)	0.42%	0.35%	0.33%	0.28%	0.22%
Total return (d)	(11.83) - (10.49)%	11.66 - 18.96%	23.57 - 24.75%	(4.95) - (4.05)%	2.78 - 3.76%
Vanguard® VIF Capital Growth
Units (a)	84,181	48,032	—	—	—
Unit value	$ 11.03	11.25	—	—	—
Net assets	$ 928,587	$ 540,212	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	— %	— %	— %
Investment income ratio (c)	0.70%	0.00%	— %	— %	— %
Total return (d)	(1.92) %	12.47%	— %	— %	— %

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2018	2017	2016	2015	2014
Vanguard® VIF International
Units (a)	73,494	9,468	—	—	—
Unit value	$ 9.93	11.45	—	—	—
Net assets	$ 729,791	$108,404	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	0.34%	0.00%	—%	—%	—%
Total return (d)	(13.27)%	14.49%	—%	—%	—%
Vanguard® VIF Short-Term Investment-Grade
Units (a)	56,379	11,252	—	—	—
Unit value	$ 10.05	10.02	—	—	—
Net assets	$ 566,464	$112,732	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	1.10%	0.00%	—%	—%	—%
Total return (d)	0.28%	0.19%	—%	—%	—%
Vanguard® VIF Small Company Growth
Units (a)	54,425	5,263	—	—	—
Unit value	$ 10.18	11.06	—	—	—
Net assets	$ 553,969	$ 58,206	—	—	—
Ratio of expenses to net assets (b)	0.75%	0.75%	—%	—%	—%
Investment income ratio (c)	0.18%	0.00%	—%	—%	—%
Total return (d)	(7.96)%	10.59%	—%	—%	—%
Vanguard® VIF Total Bond Market Index
Units (a)	308,191	66,734	—	—	—
Unit value	$ 10.02	10.09	—	—	—
Net assets	$3,088,756	$673,058	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	1.96%	0.00%	—%	—%	—%
Total return (d)	(0.63)%	0.86%	—%	—%	—%
Vanguard® VIF Total Stock Market Index
Units (a)	332,469	57,479	—	—	—
Unit value	$ 10.44	11.08	—	—	—
Net assets	$3,470,105	$636,951	—	—	—
Ratio of expenses to net assets (b)	0.50%	0.50%	—%	—%	—%
Investment income ratio (c)	0.64%	0.00%	—%	—%	—%
Total return (d)	(5.81)%	10.82%	—%	—%	—%

(a)	These amounts represent the units for contracts in accumulation, contracts in death claim, and contracts in payout.
(b)	These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
redemption of units and expenses of the underlying fund have been excluded. The RPA fee is not included.
(c)	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against the contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.
(d)	These amounts represent the total return for periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation in Note 1 indicate the effective date of the investment option in the Variable Account. The total returns and unit values are presented as a range of minimum to maximum values, based on the price level representing the minimum and maximum expense ratio amounts.
(7) UNIT FAIR VALUE
Thrivent Variable Annuity Account I contains three different products, which have unique combinations of features and fees that are charged against the contract owner's account balance. In addition, all three products offer the selection of additional death benefit options. Differences in the fee structure result in multiple different unit values, expense ratios and total returns. Units, unit values and asset balances for each subaccount are as follows:
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Flexible Premium Deferred Variable Annuity – 2002

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Basic Death Benefits only – 1.10% Expense Ratio
Thrivent Aggressive Allocation	1,444,407	$21.36	$ 30,848,871
Thrivent Balanced Income Plus	550,384	$22.07	$ 12,144,640
Thrivent Diversified Income Plus	586,088	$26.37	$ 15,453,544
Thrivent Government Bond	561,082	$15.06	$ 8,447,318
Thrivent High Yield	377,092	$28.90	$ 10,897,600
Thrivent Income	705,194	$18.10	$ 12,767,274
Thrivent Large Cap Growth	943,479	$34.00	$ 32,081,432
Thrivent Large Cap Index	841,431	$31.35	$ 26,379,792
Thrivent Large Cap Stock	843,512	$21.98	$ 18,541,904
Thrivent Large Cap Value	601,804	$28.75	$ 17,298,980
Thrivent Limited Maturity Bond	912,436	$12.96	$ 11,820,698
Thrivent Low Volatility Equity	16,429	$10.50	$ 172,438
Thrivent Mid Cap Index	311,958	$38.79	$ 12,101,846
Thrivent Mid Cap Stock	619,641	$41.88	$ 25,951,994
Thrivent Moderate Allocation	6,509,848	$18.50	$120,412,766
Thrivent Moderately Aggressive Allocation	5,053,640	$19.90	$100,551,053
Thrivent Moderately Conservative Allocation	2,925,975	$16.51	$ 48,295,700
Thrivent Money Market	3,518,714	$ 1.02	$ 3,595,193
Thrivent Multidimensional Income	8,730	$ 9.62	$ 83,941
Thrivent Opportunity Income Plus	294,943	$15.00	$ 4,424,663
Thrivent Partner All Cap	130,661	$31.10	$ 4,064,124
Thrivent Partner Emerging Markets Equity	177,680	$11.89	$ 2,112,639
Thrivent Partner Growth Stock	221,944	$39.48	$ 8,763,016
Thrivent Partner Healthcare	184,092	$23.54	$ 4,333,451
Thrivent Partner Worldwide Allocation	1,945,755	$ 9.98	$ 19,411,060
Thrivent Real Estate Securities	281,884	$36.63	$ 10,324,668
Thrivent Small Cap Growth	42,965	$ 9.04	$ 388,603
Thrivent Small Cap Index	305,868	$42.13	$ 12,886,036
Thrivent Small Cap Stock	491,786	$34.57	$ 17,000,192
			$591,555,436

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
MADB – 1.20% Expense Ratio
Thrivent Aggressive Allocation	3,168,690	$21.07	$ 66,755,276
Thrivent Balanced Income Plus	1,300,245	$21.71	$ 28,230,435
Thrivent Diversified Income Plus	1,378,319	$25.94	$ 35,759,047
Thrivent Government Bond	1,463,497	$14.81	$ 21,679,942
Thrivent High Yield	854,510	$28.43	$ 24,297,944
Thrivent Income	1,511,596	$17.81	$ 26,927,712
Thrivent Large Cap Growth	2,095,403	$33.46	$ 70,107,022
Thrivent Large Cap Index	1,767,085	$30.85	$ 54,511,319
Thrivent Large Cap Stock	2,626,935	$21.63	$ 56,818,539
Thrivent Large Cap Value	1,475,743	$28.30	$ 41,760,025
Thrivent Limited Maturity Bond	2,263,408	$12.75	$ 28,852,373
Thrivent Low Volatility Equity	69,526	$10.48	$ 728,533
Thrivent Mid Cap Index	726,453	$38.17	$ 27,729,152
Thrivent Mid Cap Stock	1,510,401	$41.21	$ 62,244,406
Thrivent Moderate Allocation	15,587,398	$18.25	$ 284,402,509
Thrivent Moderately Aggressive Allocation	11,672,044	$19.63	$ 229,079,389
Thrivent Moderately Conservative Allocation	5,821,927	$16.28	$ 94,790,026
Thrivent Money Market	9,727,019	$ 1.01	$ 9,782,978
Thrivent Multidimensional Income	61,641	$ 9.60	$ 591,706
Thrivent Opportunity Income Plus	767,597	$14.77	$ 11,336,134
Thrivent Partner All Cap	340,768	$30.61	$ 10,429,246
Thrivent Partner Emerging Markets Equity	362,660	$11.76	$ 4,265,980
Thrivent Partner Growth Stock	507,238	$38.85	$ 19,705,954
Thrivent Partner Healthcare	435,556	$23.29	$ 10,143,911
Thrivent Partner Worldwide Allocation	4,520,896	$ 9.87	$ 44,621,741
Thrivent Real Estate Securities	642,658	$36.06	$ 23,172,435
Thrivent Small Cap Growth	43,414	$ 9.04	$ 392,395
Thrivent Small Cap Index	667,199	$41.45	$ 27,657,699
Thrivent Small Cap Stock	1,289,283	$34.01	$ 43,853,216
			$1,360,627,044

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
PADB – 1.35% Expense Ratio
Thrivent Aggressive Allocation	53,443	$20.64	$ 1,103,010
Thrivent Balanced Income Plus	48,300	$21.19	$ 1,023,540
Thrivent Diversified Income Plus	48,143	$25.32	$ 1,219,074
Thrivent Government Bond	30,030	$14.46	$ 434,187
Thrivent High Yield	25,740	$27.75	$ 714,385
Thrivent Income	72,421	$17.39	$ 1,259,186
Thrivent Large Cap Growth	52,228	$32.66	$ 1,705,183
Thrivent Large Cap Index	33,856	$30.11	$ 1,019,367
Thrivent Large Cap Stock	57,494	$21.11	$ 1,213,731
Thrivent Large Cap Value	41,021	$27.64	$ 1,133,796
Thrivent Limited Maturity Bond	49,030	$12.44	$ 610,000
Thrivent Low Volatility Equity	884	$10.45	$ 9,245
Thrivent Mid Cap Index	12,126	$37.26	$ 451,771
Thrivent Mid Cap Stock	34,040	$40.22	$ 1,369,155
Thrivent Moderate Allocation	358,351	$17.87	$ 6,405,512
Thrivent Moderately Aggressive Allocation	207,118	$19.23	$ 3,982,383
Thrivent Moderately Conservative Allocation	293,568	$15.95	$ 4,682,639
Thrivent Money Market	162,945	$ 0.98	$ 160,099
Thrivent Multidimensional Income	720	$ 9.58	$ 6,898
Thrivent Opportunity Income Plus	12,027	$14.42	$ 173,485
Thrivent Partner All Cap	5,427	$29.87	$ 162,118
Thrivent Partner Emerging Markets Equity	4,260	$11.58	$ 49,314
Thrivent Partner Growth Stock	12,012	$37.92	$ 455,471
Thrivent Partner Healthcare	4,766	$22.92	$ 109,226
Thrivent Partner Worldwide Allocation	88,138	$ 9.71	$ 856,103
Thrivent Real Estate Securities	13,497	$35.22	$ 475,336
Thrivent Small Cap Growth	117	$ 9.03	$ 1,054
Thrivent Small Cap Index	11,767	$40.46	$ 476,100
Thrivent Small Cap Stock	36,988	$33.20	$ 1,227,936
			$32,489,304

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
EADB – 1.30% Expense Ratio
Thrivent Aggressive Allocation	32,007	$20.78	$ 665,140
Thrivent Balanced Income Plus	18,803	$21.36	$ 401,694
Thrivent Diversified Income Plus	24,910	$25.53	$ 635,895
Thrivent Government Bond	10,688	$14.58	$ 155,795
Thrivent High Yield	13,078	$27.98	$ 365,892
Thrivent Income	13,160	$17.53	$ 230,675
Thrivent Large Cap Growth	32,212	$32.92	$ 1,060,442
Thrivent Large Cap Index	7,280	$30.35	$ 220,963
Thrivent Large Cap Stock	16,187	$21.28	$ 344,487
Thrivent Large Cap Value	16,531	$27.86	$ 460,499
Thrivent Limited Maturity Bond	17,124	$12.54	$ 214,778
Thrivent Low Volatility Equity	—	$10.46	$ —
Thrivent Mid Cap Index	2,276	$37.56	$ 85,487
Thrivent Mid Cap Stock	18,091	$40.55	$ 733,584
Thrivent Moderate Allocation	143,085	$18.00	$ 2,575,200
Thrivent Moderately Aggressive Allocation	81,226	$19.36	$ 1,572,504
Thrivent Moderately Conservative Allocation	61,309	$16.06	$ 984,645
Thrivent Money Market	62,468	$ 0.99	$ 61,872
Thrivent Multidimensional Income	—	$ 9.58	$ —
Thrivent Opportunity Income Plus	6,885	$14.54	$ 100,098
Thrivent Partner All Cap	4,603	$30.11	$ 138,615
Thrivent Partner Emerging Markets Equity	—	$11.64	$ —
Thrivent Partner Growth Stock	5,738	$38.23	$ 219,350
Thrivent Partner Healthcare	3,931	$23.04	$ 90,582
Thrivent Partner Worldwide Allocation	39,211	$ 9.77	$ 382,900
Thrivent Real Estate Securities	13,772	$35.50	$ 488,848
Thrivent Small Cap Growth	—	$ 9.03	$ —
Thrivent Small Cap Index	3,440	$40.79	$ 140,296
Thrivent Small Cap Stock	12,052	$33.47	$ 403,344
			$12,733,585

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
MADB & PADB – 1.40% Expense Ratio
Thrivent Aggressive Allocation	332,760	$20.50	$ 6,821,045
Thrivent Balanced Income Plus	146,282	$21.02	$ 3,074,325
Thrivent Diversified Income Plus	106,154	$25.12	$ 2,665,950
Thrivent Government Bond	122,553	$14.34	$ 1,756,477
Thrivent High Yield	78,001	$27.53	$ 2,147,336
Thrivent Income	147,550	$17.25	$ 2,543,758
Thrivent Large Cap Growth	179,830	$32.39	$ 5,825,097
Thrivent Large Cap Index	158,622	$29.87	$ 4,737,394
Thrivent Large Cap Stock	213,916	$20.94	$ 4,479,474
Thrivent Large Cap Value	100,926	$27.42	$ 2,767,702
Thrivent Limited Maturity Bond	175,440	$12.34	$ 2,165,129
Thrivent Low Volatility Equity	3,619	$10.44	$ 37,795
Thrivent Mid Cap Index	61,412	$36.96	$ 2,269,479
Thrivent Mid Cap Stock	123,706	$39.90	$ 4,935,659
Thrivent Moderate Allocation	1,435,195	$17.75	$ 25,479,177
Thrivent Moderately Aggressive Allocation	975,916	$19.10	$ 18,636,572
Thrivent Moderately Conservative Allocation	559,955	$15.84	$ 8,870,830
Thrivent Money Market	938,280	$ 0.97	$ 914,518
Thrivent Multidimensional Income	1,008	$ 9.57	$ 9,646
Thrivent Opportunity Income Plus	75,143	$14.31	$ 1,075,225
Thrivent Partner All Cap	29,424	$29.63	$ 871,849
Thrivent Partner Emerging Markets Equity	16,711	$11.51	$ 192,419
Thrivent Partner Growth Stock	30,974	$37.61	$ 1,165,018
Thrivent Partner Healthcare	22,751	$22.80	$ 518,659
Thrivent Partner Worldwide Allocation	334,624	$ 9.66	$ 3,232,977
Thrivent Real Estate Securities	56,154	$34.94	$ 1,961,762
Thrivent Small Cap Growth	2,151	$ 9.03	$ 19,411
Thrivent Small Cap Index	58,309	$40.13	$ 2,340,148
Thrivent Small Cap Stock	103,905	$32.93	$ 3,421,642
			$114,936,473

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
MADB & EADB – 1.35% Expense Ratio
Thrivent Aggressive Allocation	223,420	$20.64	$ 4,611,192
Thrivent Balanced Income Plus	35,251	$21.19	$ 747,016
Thrivent Diversified Income Plus	65,362	$25.32	$ 1,655,096
Thrivent Government Bond	48,052	$14.46	$ 694,758
Thrivent High Yield	38,613	$27.75	$ 1,071,638
Thrivent Income	62,744	$17.39	$ 1,090,932
Thrivent Large Cap Growth	98,789	$32.66	$ 3,226,029
Thrivent Large Cap Index	86,317	$30.11	$ 2,598,883
Thrivent Large Cap Stock	95,151	$21.11	$ 2,008,679
Thrivent Large Cap Value	57,950	$27.64	$ 1,601,696
Thrivent Limited Maturity Bond	57,792	$12.44	$ 719,041
Thrivent Low Volatility Equity	1,464	$10.45	$ 15,307
Thrivent Mid Cap Index	26,102	$37.26	$ 972,429
Thrivent Mid Cap Stock	76,297	$40.22	$ 3,068,838
Thrivent Moderate Allocation	396,196	$17.87	$ 7,081,994
Thrivent Moderately Aggressive Allocation	328,947	$19.23	$ 6,324,856
Thrivent Moderately Conservative Allocation	215,330	$15.95	$ 3,434,691
Thrivent Money Market	377,590	$ 0.98	$ 370,952
Thrivent Multidimensional Income	182	$ 9.58	$ 1,739
Thrivent Opportunity Income Plus	32,131	$14.42	$ 463,489
Thrivent Partner All Cap	26,417	$29.87	$ 789,121
Thrivent Partner Emerging Markets Equity	10,418	$11.58	$ 120,604
Thrivent Partner Growth Stock	20,521	$37.92	$ 778,114
Thrivent Partner Healthcare	19,164	$22.92	$ 439,234
Thrivent Partner Worldwide Allocation	166,493	$ 9.71	$ 1,617,184
Thrivent Real Estate Securities	25,898	$35.22	$ 912,114
Thrivent Small Cap Growth	3,727	$ 9.03	$ 33,652
Thrivent Small Cap Index	25,902	$40.46	$ 1,047,966
Thrivent Small Cap Stock	54,461	$33.20	$ 1,807,990
			$49,305,234

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
PADB & EADB – 1.50% Expense Ratio
Thrivent Aggressive Allocation	2,943	$20.22	$ 59,500
Thrivent Balanced Income Plus	6,820	$20.68	$ 141,052
Thrivent Diversified Income Plus	6,648	$24.71	$ 164,298
Thrivent Government Bond	7,181	$14.11	$ 101,341
Thrivent High Yield	3,538	$27.09	$ 95,835
Thrivent Income	2,247	$16.97	$ 38,128
Thrivent Large Cap Growth	7,909	$31.87	$ 252,092
Thrivent Large Cap Index	7,125	$29.39	$ 209,376
Thrivent Large Cap Stock	12,855	$20.60	$ 264,874
Thrivent Large Cap Value	3,155	$27.00	$ 85,167
Thrivent Limited Maturity Bond	20,606	$12.14	$ 250,225
Thrivent Low Volatility Equity	—	$10.43	$ —
Thrivent Mid Cap Index	1,949	$36.36	$ 70,868
Thrivent Mid Cap Stock	7,242	$39.26	$ 284,310
Thrivent Moderate Allocation	108,058	$17.51	$1,892,301
Thrivent Moderately Aggressive Allocation	24,885	$18.84	$ 468,756
Thrivent Moderately Conservative Allocation	28,327	$15.63	$ 442,655
Thrivent Money Market	11,781	$ 0.96	$ 11,314
Thrivent Multidimensional Income	—	$ 9.55	$ —
Thrivent Opportunity Income Plus	2,152	$14.09	$ 30,321
Thrivent Partner All Cap	55	$29.16	$ 1,612
Thrivent Partner Emerging Markets Equity	398	$11.39	$ 4,534
Thrivent Partner Growth Stock	2,581	$37.01	$ 95,516
Thrivent Partner Healthcare	502	$22.56	$ 11,315
Thrivent Partner Worldwide Allocation	16,383	$ 9.56	$ 156,603
Thrivent Real Estate Securities	2,481	$34.40	$ 85,334
Thrivent Small Cap Growth	—	$ 9.02	$ —
Thrivent Small Cap Index	1,987	$39.49	$ 78,453
Thrivent Small Cap Stock	10,755	$32.40	$ 348,472
			$5,644,252

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
MADB, PADB & EADB – 1.55% Expense Ratio
Thrivent Aggressive Allocation	682,679	$20.08	$ 13,709,473
Thrivent Balanced Income Plus	333,598	$20.52	$ 6,844,250
Thrivent Diversified Income Plus	263,255	$24.52	$ 6,453,920
Thrivent Government Bond	229,730	$14.00	$ 3,215,835
Thrivent High Yield	118,920	$26.87	$ 3,195,372
Thrivent Income	215,589	$16.83	$ 3,629,140
Thrivent Large Cap Growth	289,158	$31.62	$ 9,141,270
Thrivent Large Cap Index	308,413	$29.15	$ 8,990,175
Thrivent Large Cap Stock	523,732	$20.44	$ 10,704,145
Thrivent Large Cap Value	183,191	$26.78	$ 4,906,729
Thrivent Limited Maturity Bond	348,398	$12.05	$ 4,196,593
Thrivent Low Volatility Equity	2,075	$10.42	$ 21,620
Thrivent Mid Cap Index	146,297	$36.07	$ 5,276,805
Thrivent Mid Cap Stock	288,015	$38.94	$ 11,215,794
Thrivent Moderate Allocation	1,812,987	$17.39	$ 31,532,257
Thrivent Moderately Aggressive Allocation	1,367,181	$18.71	$ 25,577,901
Thrivent Moderately Conservative Allocation	982,815	$15.52	$ 15,253,500
Thrivent Money Market	952,286	$ 0.95	$ 906,885
Thrivent Multidimensional Income	1,950	$ 9.54	$ 18,611
Thrivent Opportunity Income Plus	118,986	$13.98	$ 1,663,367
Thrivent Partner All Cap	61,090	$28.92	$ 1,766,739
Thrivent Partner Emerging Markets Equity	48,536	$11.33	$ 549,980
Thrivent Partner Growth Stock	68,422	$36.71	$ 2,511,832
Thrivent Partner Healthcare	67,372	$22.44	$ 1,511,504
Thrivent Partner Worldwide Allocation	619,049	$ 9.51	$ 5,885,882
Thrivent Real Estate Securities	87,476	$34.13	$ 2,985,661
Thrivent Small Cap Growth	2,478	$ 9.02	$ 22,347
Thrivent Small Cap Index	121,811	$39.17	$ 4,771,469
Thrivent Small Cap Stock	239,296	$32.14	$ 7,691,173
			$194,150,229
Basic Death Benefits & RPA – 1.60% Expense Ratio
Thrivent Moderately Conservative Allocation	26,169	$12.65	$ 330,911
			$ 330,911
Basic Death Benefits & RPA – 1.85% Expense Ratio
Thrivent Moderate Allocation	581,391	$16.86	$ 9,802,724
Thrivent Moderately Aggressive Allocation	154,070	$18.14	$ 2,794,312
Thrivent Moderately Conservative Allocation	471,121	$15.05	$ 7,088,412
			$ 19,685,448
MADB & RPA – 1.70% Expense Ratio
Thrivent Moderately Conservative Allocation	126,475	$12.56	$ 1,588,191
			$ 1,588,191

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
MADB & RPA – 1.95% Expense Ratio
Thrivent Moderate Allocation	887,743	$16.63	$ 14,764,649
Thrivent Moderately Aggressive Allocation	384,152	$17.89	$ 6,872,524
Thrivent Moderately Conservative Allocation	1,061,551	$14.84	$ 15,754,840
			$ 37,392,013
Flexible Premium Deferred Variable Annuity – 2005
Years 1-7 Basic Death Benefit only – 1.25% Expense Ratio
Thrivent Aggressive Allocation	11,714,695	$20.92	$ 245,112,680
Thrivent Balanced Income Plus	4,366,468	$17.87	$ 78,015,736
Thrivent Diversified Income Plus	12,454,214	$18.47	$ 230,044,043
Thrivent Government Bond	3,471,218	$13.75	$ 47,724,191
Thrivent High Yield	3,694,008	$19.88	$ 73,445,849
Thrivent Income	4,835,878	$15.53	$ 75,121,951
Thrivent Large Cap Growth	3,171,373	$26.84	$ 85,105,887
Thrivent Large Cap Index	11,804,902	$23.29	$ 274,908,892
Thrivent Large Cap Stock	1,494,137	$17.74	$ 26,499,998
Thrivent Large Cap Value	1,884,846	$20.42	$ 38,492,006
Thrivent Limited Maturity Bond	4,478,446	$12.08	$ 54,093,472
Thrivent Low Volatility Equity	832,164	$10.47	$ 8,712,545
Thrivent Mid Cap Index	5,108,685	$25.83	$ 131,940,173
Thrivent Mid Cap Stock	2,566,916	$28.06	$ 72,035,615
Thrivent Moderate Allocation	76,550,047	$18.12	$1,387,261,682
Thrivent Moderately Aggressive Allocation	54,318,626	$19.49	$1,058,731,300
Thrivent Moderately Conservative Allocation	33,223,100	$16.17	$ 537,236,014
Thrivent Money Market	47,414,873	$ 1.00	$ 47,458,751
Thrivent Multidimensional Income	572,156	$ 9.59	$ 5,487,664
Thrivent Opportunity Income Plus	4,497,547	$14.08	$ 63,347,866
Thrivent Partner All Cap	859,583	$23.10	$ 19,856,426
Thrivent Partner Emerging Markets Equity	2,397,560	$11.70	$ 28,052,370
Thrivent Partner Growth Stock	1,935,667	$29.84	$ 57,765,738
Thrivent Partner Healthcare	2,768,816	$23.17	$ 64,141,168
Thrivent Partner Worldwide Allocation	7,624,620	$ 9.82	$ 74,855,115
Thrivent Real Estate Securities	1,480,711	$21.37	$ 31,640,620
Thrivent Small Cap Growth	324,597	$ 9.04	$ 2,932,876
Thrivent Small Cap Index	4,539,725	$26.80	$ 121,649,731
Thrivent Small Cap Stock	1,518,738	$21.75	$ 33,037,920
			$4,974,708,279

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 1-7 MADB – 1.45% Expense Ratio
Thrivent Aggressive Allocation	7,547,659	$20.36	$ 153,659,789
Thrivent Balanced Income Plus	2,347,593	$17.38	$ 40,812,283
Thrivent Diversified Income Plus	5,879,850	$17.97	$ 105,676,202
Thrivent Government Bond	1,537,244	$13.38	$ 20,564,405
Thrivent High Yield	1,741,755	$19.35	$ 33,695,631
Thrivent Income	2,079,119	$15.11	$ 31,425,944
Thrivent Large Cap Growth	1,812,407	$26.11	$ 47,324,061
Thrivent Large Cap Index	4,289,295	$22.66	$ 97,191,382
Thrivent Large Cap Stock	1,011,797	$17.26	$ 17,460,745
Thrivent Large Cap Value	1,086,506	$19.87	$ 21,589,415
Thrivent Limited Maturity Bond	3,016,898	$11.75	$ 35,435,861
Thrivent Low Volatility Equity	412,374	$10.43	$ 4,302,994
Thrivent Mid Cap Index	2,082,828	$25.13	$ 52,340,452
Thrivent Mid Cap Stock	1,497,364	$27.31	$ 40,886,308
Thrivent Moderate Allocation	45,726,957	$17.63	$ 806,261,815
Thrivent Moderately Aggressive Allocation	33,704,249	$18.97	$ 639,245,112
Thrivent Moderately Conservative Allocation	16,556,154	$15.73	$ 260,495,483
Thrivent Money Market	25,263,150	$ 0.97	$ 24,588,422
Thrivent Multidimensional Income	349,631	$ 9.56	$ 3,342,161
Thrivent Opportunity Income Plus	2,238,637	$13.70	$ 30,680,111
Thrivent Partner All Cap	382,167	$22.48	$ 8,589,757
Thrivent Partner Emerging Markets Equity	1,070,830	$11.45	$ 12,264,278
Thrivent Partner Growth Stock	825,686	$29.04	$ 23,975,676
Thrivent Partner Healthcare	1,550,208	$22.68	$ 35,152,714
Thrivent Partner Worldwide Allocation	3,124,841	$ 9.61	$ 30,029,898
Thrivent Real Estate Securities	834,923	$20.79	$ 17,360,152
Thrivent Small Cap Growth	243,087	$ 9.02	$ 2,193,413
Thrivent Small Cap Index	1,897,121	$26.07	$ 49,464,016
Thrivent Small Cap Stock	893,679	$21.17	$ 18,915,722
			$2,664,924,202

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 1-7 PADB – 1.65% Expense Ratio
Thrivent Aggressive Allocation	489,943	$19.81	$ 9,705,248
Thrivent Balanced Income Plus	145,129	$16.92	$ 2,454,924
Thrivent Diversified Income Plus	497,824	$17.49	$ 8,705,665
Thrivent Government Bond	158,431	$13.02	$ 2,062,197
Thrivent High Yield	171,020	$18.82	$ 3,219,219
Thrivent Income	252,099	$14.71	$ 3,707,619
Thrivent Large Cap Growth	117,787	$25.41	$ 2,992,534
Thrivent Large Cap Index	355,968	$22.05	$ 7,848,180
Thrivent Large Cap Stock	59,559	$16.79	$ 1,000,064
Thrivent Large Cap Value	65,838	$19.33	$ 1,272,908
Thrivent Limited Maturity Bond	146,291	$11.44	$ 1,672,889
Thrivent Low Volatility Equity	23,362	$10.40	$ 242,954
Thrivent Mid Cap Index	185,193	$24.45	$ 4,528,153
Thrivent Mid Cap Stock	86,367	$26.57	$ 2,294,613
Thrivent Moderate Allocation	3,734,120	$17.16	$ 64,062,881
Thrivent Moderately Aggressive Allocation	2,220,449	$18.45	$ 40,976,697
Thrivent Moderately Conservative Allocation	1,570,858	$15.31	$ 24,048,718
Thrivent Money Market	3,139,607	$ 0.95	$ 2,974,970
Thrivent Multidimensional Income	23,726	$ 9.53	$ 226,044
Thrivent Opportunity Income Plus	210,928	$13.33	$ 2,812,694
Thrivent Partner All Cap	34,005	$21.87	$ 743,683
Thrivent Partner Emerging Markets Equity	67,836	$11.21	$ 760,504
Thrivent Partner Growth Stock	62,515	$28.25	$ 1,766,269
Thrivent Partner Healthcare	153,706	$22.20	$ 3,411,810
Thrivent Partner Worldwide Allocation	211,020	$ 9.41	$ 1,985,056
Thrivent Real Estate Securities	84,644	$20.23	$ 1,712,371
Thrivent Small Cap Growth	10,883	$ 9.01	$ 98,063
Thrivent Small Cap Index	175,019	$25.37	$ 4,440,107
Thrivent Small Cap Stock	54,656	$20.59	$ 1,125,619
			$202,852,653

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 1-7 EADB – 1.50% Expense Ratio
Thrivent Aggressive Allocation	114,066	$20.22	$ 2,306,452
Thrivent Balanced Income Plus	26,005	$17.27	$ 449,000
Thrivent Diversified Income Plus	165,793	$17.85	$ 2,959,413
Thrivent Government Bond	16,366	$13.29	$ 217,442
Thrivent High Yield	48,924	$19.21	$ 940,020
Thrivent Income	20,390	$15.01	$ 306,100
Thrivent Large Cap Growth	32,414	$25.93	$ 840,608
Thrivent Large Cap Index	72,906	$22.50	$ 1,640,711
Thrivent Large Cap Stock	25,456	$17.14	$ 436,296
Thrivent Large Cap Value	20,407	$19.73	$ 402,741
Thrivent Limited Maturity Bond	5,810	$11.67	$ 67,818
Thrivent Low Volatility Equity	9,658	$10.43	$ 100,689
Thrivent Mid Cap Index	30,705	$24.96	$ 766,340
Thrivent Mid Cap Stock	29,637	$27.12	$ 803,749
Thrivent Moderate Allocation	767,535	$17.51	$13,440,964
Thrivent Moderately Aggressive Allocation	582,500	$18.84	$10,972,544
Thrivent Moderately Conservative Allocation	363,199	$15.63	$ 5,675,624
Thrivent Money Market	247,602	$ 0.97	$ 239,508
Thrivent Multidimensional Income	11,033	$ 9.55	$ 105,379
Thrivent Opportunity Income Plus	24,499	$13.61	$ 333,462
Thrivent Partner All Cap	13,396	$22.32	$ 299,049
Thrivent Partner Emerging Markets Equity	26,637	$11.39	$ 303,453
Thrivent Partner Growth Stock	15,273	$28.84	$ 440,465
Thrivent Partner Healthcare	20,189	$22.56	$ 455,375
Thrivent Partner Worldwide Allocation	70,912	$ 9.56	$ 677,841
Thrivent Real Estate Securities	14,811	$20.65	$ 305,842
Thrivent Small Cap Growth	4,361	$ 9.02	$ 39,333
Thrivent Small Cap Index	23,429	$25.90	$ 606,702
Thrivent Small Cap Stock	27,582	$21.02	$ 579,823
			$46,712,743

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 1-7 MADB & PADB – 1.75% Expense Ratio
Thrivent Aggressive Allocation	379,273	$19.54	$ 7,410,884
Thrivent Balanced Income Plus	177,440	$16.69	$ 2,960,673
Thrivent Diversified Income Plus	470,478	$17.25	$ 8,115,682
Thrivent Government Bond	107,350	$12.84	$ 1,378,329
Thrivent High Yield	144,556	$18.57	$ 2,684,101
Thrivent Income	144,222	$14.51	$ 2,092,261
Thrivent Large Cap Growth	131,876	$25.06	$ 3,304,939
Thrivent Large Cap Index	471,457	$21.75	$ 10,253,113
Thrivent Large Cap Stock	78,512	$16.56	$ 1,300,386
Thrivent Large Cap Value	54,798	$19.07	$ 1,045,064
Thrivent Limited Maturity Bond	194,668	$11.28	$ 2,195,843
Thrivent Low Volatility Equity	18,676	$10.38	$ 193,899
Thrivent Mid Cap Index	270,061	$24.12	$ 6,513,501
Thrivent Mid Cap Stock	107,523	$26.21	$ 2,817,879
Thrivent Moderate Allocation	3,557,206	$16.92	$ 60,198,345
Thrivent Moderately Aggressive Allocation	2,397,947	$18.20	$ 43,650,843
Thrivent Moderately Conservative Allocation	1,013,048	$15.10	$ 15,298,280
Thrivent Money Market	4,105,936	$ 0.93	$ 3,836,494
Thrivent Multidimensional Income	10,181	$ 9.51	$ 96,833
Thrivent Opportunity Income Plus	80,663	$13.15	$ 1,061,012
Thrivent Partner All Cap	49,007	$21.57	$ 1,057,203
Thrivent Partner Emerging Markets Equity	109,111	$11.09	$ 1,210,249
Thrivent Partner Growth Stock	83,957	$27.87	$ 2,339,821
Thrivent Partner Healthcare	150,770	$21.96	$ 3,311,093
Thrivent Partner Worldwide Allocation	269,811	$ 9.31	$ 2,511,128
Thrivent Real Estate Securities	56,461	$19.96	$ 1,126,700
Thrivent Small Cap Growth	3,585	$ 9.00	$ 32,286
Thrivent Small Cap Index	240,335	$25.02	$ 6,014,259
Thrivent Small Cap Stock	67,193	$20.31	$ 1,365,001
			$195,376,101

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 1-7 MADB & EADB – 1.60% Expense Ratio
Thrivent Aggressive Allocation	186,006	$19.94	$ 3,709,872
Thrivent Balanced Income Plus	60,580	$17.03	$ 1,031,776
Thrivent Diversified Income Plus	157,066	$17.61	$ 2,765,531
Thrivent Government Bond	42,995	$13.11	$ 563,480
Thrivent High Yield	60,972	$18.95	$ 1,155,594
Thrivent Income	63,125	$14.81	$ 934,761
Thrivent Large Cap Growth	54,995	$25.58	$ 1,406,809
Thrivent Large Cap Index	139,066	$22.20	$ 3,087,087
Thrivent Large Cap Stock	26,021	$16.91	$ 439,925
Thrivent Large Cap Value	35,077	$19.47	$ 682,843
Thrivent Limited Maturity Bond	80,124	$11.51	$ 922,537
Thrivent Low Volatility Equity	23,489	$10.41	$ 244,489
Thrivent Mid Cap Index	65,253	$24.62	$ 1,606,457
Thrivent Mid Cap Stock	40,000	$26.75	$ 1,070,017
Thrivent Moderate Allocation	1,213,094	$17.27	$20,954,810
Thrivent Moderately Aggressive Allocation	925,845	$18.58	$17,203,077
Thrivent Moderately Conservative Allocation	301,939	$15.41	$ 4,654,211
Thrivent Money Market	1,599,027	$ 0.95	$ 1,525,709
Thrivent Multidimensional Income	13,946	$ 9.54	$ 132,978
Thrivent Opportunity Income Plus	51,128	$13.43	$ 686,469
Thrivent Partner All Cap	18,886	$22.02	$ 415,858
Thrivent Partner Emerging Markets Equity	10,813	$11.27	$ 121,879
Thrivent Partner Growth Stock	38,268	$28.45	$ 1,088,626
Thrivent Partner Healthcare	41,652	$22.32	$ 929,498
Thrivent Partner Worldwide Allocation	116,073	$ 9.46	$ 1,097,741
Thrivent Real Estate Securities	28,869	$20.37	$ 588,027
Thrivent Small Cap Growth	15,371	$ 9.01	$ 138,555
Thrivent Small Cap Index	46,908	$25.54	$ 1,198,182
Thrivent Small Cap Stock	26,324	$20.74	$ 545,860
			$70,902,658

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 1-7 PADB & EADB – 1.80% Expense Ratio
Thrivent Aggressive Allocation	23,893	$19.41	$ 463,671
Thrivent Balanced Income Plus	37,315	$16.57	$ 618,374
Thrivent Diversified Income Plus	19,897	$17.13	$ 340,886
Thrivent Government Bond	667	$12.75	$ 8,503
Thrivent High Yield	10,363	$18.44	$ 191,109
Thrivent Income	12,385	$14.41	$ 178,453
Thrivent Large Cap Growth	6,246	$24.89	$ 155,463
Thrivent Large Cap Index	23,196	$21.60	$ 501,017
Thrivent Large Cap Stock	4,006	$16.45	$ 65,891
Thrivent Large Cap Value	1,998	$18.94	$ 37,839
Thrivent Limited Maturity Bond	8,269	$11.20	$ 92,641
Thrivent Low Volatility Equity	—	$10.37	$ —
Thrivent Mid Cap Index	8,235	$23.95	$ 197,252
Thrivent Mid Cap Stock	5,155	$26.03	$ 134,186
Thrivent Moderate Allocation	168,242	$16.81	$ 2,827,737
Thrivent Moderately Aggressive Allocation	164,359	$18.08	$ 2,971,496
Thrivent Moderately Conservative Allocation	52,257	$15.00	$ 783,771
Thrivent Money Market	44,186	$ 0.93	$ 41,023
Thrivent Multidimensional Income	4,243	$ 9.50	$ 40,319
Thrivent Opportunity Income Plus	18,010	$13.06	$ 235,286
Thrivent Partner All Cap	5,745	$21.43	$ 123,092
Thrivent Partner Emerging Markets Equity	1,703	$11.03	$ 18,784
Thrivent Partner Growth Stock	9,992	$27.68	$ 276,565
Thrivent Partner Healthcare	8,701	$21.84	$ 190,072
Thrivent Partner Worldwide Allocation	7,526	$ 9.26	$ 69,668
Thrivent Real Estate Securities	4,474	$19.82	$ 88,669
Thrivent Small Cap Growth	90	$ 9.00	$ 812
Thrivent Small Cap Index	6,348	$24.85	$ 157,765
Thrivent Small Cap Stock	1,154	$20.18	$ 23,289
			$10,833,633

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 1-7 MADB, PADB & EADB – 1.90% Expense Ratio
Thrivent Aggressive Allocation	3,328,996	$19.14	$ 63,728,838
Thrivent Balanced Income Plus	782,649	$16.35	$ 12,793,970
Thrivent Diversified Income Plus	1,591,633	$16.90	$ 26,898,915
Thrivent Government Bond	384,976	$12.58	$ 4,842,720
Thrivent High Yield	607,922	$18.19	$ 11,059,017
Thrivent Income	606,829	$14.21	$ 8,625,102
Thrivent Large Cap Growth	510,808	$24.55	$ 12,541,843
Thrivent Large Cap Index	1,493,596	$21.31	$ 31,823,859
Thrivent Large Cap Stock	370,814	$16.23	$ 6,017,267
Thrivent Large Cap Value	339,622	$18.68	$ 6,345,700
Thrivent Limited Maturity Bond	623,347	$11.05	$ 6,888,793
Thrivent Low Volatility Equity	118,047	$10.36	$ 1,222,528
Thrivent Mid Cap Index	815,708	$23.63	$ 19,274,981
Thrivent Mid Cap Stock	486,492	$25.68	$ 12,491,120
Thrivent Moderate Allocation	14,047,415	$16.58	$232,904,834
Thrivent Moderately Aggressive Allocation	12,179,795	$17.83	$217,219,456
Thrivent Moderately Conservative Allocation	4,458,696	$14.80	$ 65,967,158
Thrivent Money Market	10,483,395	$ 0.92	$ 9,601,672
Thrivent Multidimensional Income	48,383	$ 9.49	$ 459,018
Thrivent Opportunity Income Plus	627,681	$12.89	$ 8,088,983
Thrivent Partner All Cap	166,375	$21.14	$ 3,516,342
Thrivent Partner Emerging Markets Equity	396,720	$10.92	$ 4,329,684
Thrivent Partner Growth Stock	336,006	$27.30	$ 9,174,481
Thrivent Partner Healthcare	502,542	$21.61	$ 10,861,484
Thrivent Partner Worldwide Allocation	966,839	$ 9.16	$ 8,855,669
Thrivent Real Estate Securities	259,020	$19.55	$ 5,064,013
Thrivent Small Cap Growth	48,540	$ 9.00	$ 436,648
Thrivent Small Cap Index	710,951	$24.52	$ 17,430,552
Thrivent Small Cap Stock	327,809	$19.90	$ 6,524,333
			$824,988,980
Years 1-7 Basic Death Benefit & RPA – 1.75% Expense Ratio
Thrivent Moderately Conservative Allocation	1,925,751	$12.51	$ 24,098,076
			$ 24,098,076
Years 1-7 Basic Death Benefit & RPA – 2.00% Expense Ratio
Thrivent Moderate Allocation	11,352,928	$16.52	$187,531,443
Thrivent Moderately Aggressive Allocation	799,858	$17.77	$ 14,211,765
Thrivent Moderately Conservative Allocation	11,151,132	$14.74	$164,369,166
			$366,112,374
Years 1-7 MADB & RPA – 1.95% Expense Ratio
Thrivent Moderately Conservative Allocation	749,321	$12.34	$ 9,246,689
			$ 9,246,689

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 1-7 MADB & RPA – 2.20% Expense Ratio
Thrivent Moderate Allocation	5,182,879	$16.07	$ 83,301,365
Thrivent Moderately Aggressive Allocation	337,180	$17.29	$ 5,829,179
Thrivent Moderately Conservative Allocation	4,678,550	$14.34	$ 67,101,121
			$ 156,231,665
Years 8+ Basic Death Benefits – 1.00% Expense Ratio
Thrivent Aggressive Allocation	6,128,254	$21.65	$ 132,687,485
Thrivent Balanced Income Plus	1,143,343	$18.49	$ 21,138,959
Thrivent Diversified Income Plus	4,249,311	$19.11	$ 81,220,682
Thrivent Government Bond	927,532	$14.23	$ 13,195,901
Thrivent High Yield	1,106,317	$20.57	$ 22,761,562
Thrivent Income	1,604,481	$16.07	$ 25,791,668
Thrivent Large Cap Growth	1,261,432	$27.77	$ 35,029,375
Thrivent Large Cap Index	1,912,595	$24.10	$ 46,089,783
Thrivent Large Cap Stock	857,639	$18.35	$ 15,740,487
Thrivent Large Cap Value	858,138	$21.13	$ 18,134,684
Thrivent Limited Maturity Bond	2,047,000	$12.50	$ 25,585,352
Thrivent Low Volatility Equity	168,467	$10.51	$ 1,771,224
Thrivent Mid Cap Index	776,116	$26.73	$ 20,742,078
Thrivent Mid Cap Stock	1,106,363	$29.04	$ 32,128,653
Thrivent Moderate Allocation	47,239,528	$18.75	$ 885,829,853
Thrivent Moderately Aggressive Allocation	28,969,596	$20.17	$ 584,342,205
Thrivent Moderately Conservative Allocation	26,248,288	$16.73	$ 439,219,773
Thrivent Money Market	19,613,575	$ 1.04	$ 20,314,512
Thrivent Multidimensional Income	164,779	$ 9.63	$ 1,587,070
Thrivent Opportunity Income Plus	1,250,077	$14.58	$ 18,219,925
Thrivent Partner All Cap	333,136	$23.90	$ 7,963,293
Thrivent Partner Emerging Markets Equity	718,656	$12.02	$ 8,636,100
Thrivent Partner Growth Stock	481,952	$30.88	$ 14,883,282
Thrivent Partner Healthcare	811,833	$23.79	$ 19,315,359
Thrivent Partner Worldwide Allocation	2,401,213	$10.08	$ 24,211,921
Thrivent Real Estate Securities	482,283	$22.11	$ 10,664,330
Thrivent Small Cap Growth	151,675	$ 9.05	$ 1,372,787
Thrivent Small Cap Index	766,126	$27.73	$ 21,244,106
Thrivent Small Cap Stock	786,804	$22.51	$ 17,711,461
			$2,567,533,870

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 8+ Maximum Anniversary Death Benefit (Option A) – 1.20% Expense Ratio
Thrivent Aggressive Allocation	7,684,568	$21.07	$ 161,891,904
Thrivent Balanced Income Plus	1,083,983	$17.99	$ 19,500,474
Thrivent Diversified Income Plus	3,496,792	$18.60	$ 65,033,120
Thrivent Government Bond	979,614	$13.84	$ 13,560,732
Thrivent High Yield	1,116,916	$20.02	$ 22,359,421
Thrivent Income	1,296,157	$15.64	$ 20,273,085
Thrivent Large Cap Growth	1,302,221	$27.02	$ 35,185,927
Thrivent Large Cap Index	1,623,640	$23.45	$ 38,070,433
Thrivent Large Cap Stock	1,041,085	$17.86	$ 18,591,462
Thrivent Large Cap Value	909,262	$20.56	$ 18,696,269
Thrivent Limited Maturity Bond	1,865,697	$12.16	$ 22,689,780
Thrivent Low Volatility Equity	225,016	$10.48	$ 2,357,835
Thrivent Mid Cap Index	726,234	$26.00	$ 18,885,024
Thrivent Mid Cap Stock	1,232,115	$28.26	$ 34,814,568
Thrivent Moderate Allocation	42,865,095	$18.25	$ 782,101,930
Thrivent Moderately Aggressive Allocation	30,601,696	$19.63	$ 600,599,516
Thrivent Moderately Conservative Allocation	19,735,641	$16.28	$ 321,326,984
Thrivent Money Market	18,218,056	$ 1.01	$ 18,358,957
Thrivent Multidimensional Income	177,271	$ 9.60	$ 1,701,673
Thrivent Partner Emerging Markets Equity	629,095	$11.76	$ 7,400,063
Thrivent Partner Growth Stock	494,409	$30.05	$ 14,855,842
Thrivent Partner Healthcare	840,016	$23.29	$ 19,563,623
Thrivent Partner Worldwide Allocation	2,494,831	$ 9.87	$ 24,624,252
Thrivent Real Estate Securities	585,672	$21.52	$ 12,600,853
Thrivent Small Cap Growth	119,304	$ 9.04	$ 1,078,333
Thrivent Small Cap Index	737,587	$26.98	$ 19,900,583
Thrivent Small Cap Stock	859,442	$21.90	$ 18,824,194
			$2,355,864,812

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 8+ Premium Accumulation Death Benefit (Option B) – 1.40% Expense Ratio
Thrivent Aggressive Allocation	135,589	$20.50	$ 2,779,357
Thrivent Balanced Income Plus	23,477	$17.50	$ 410,944
Thrivent Diversified Income Plus	81,479	$18.10	$ 1,474,443
Thrivent Government Bond	2,290	$13.47	$ 30,849
Thrivent High Yield	13,215	$19.48	$ 257,401
Thrivent Income	11,314	$15.22	$ 172,187
Thrivent Large Cap Growth	17,738	$26.29	$ 466,341
Thrivent Large Cap Index	3,796	$22.81	$ 86,602
Thrivent Large Cap Stock	12,592	$17.38	$ 218,793
Thrivent Large Cap Value	12,327	$20.01	$ 246,632
Thrivent Limited Maturity Bond	9,929	$11.83	$ 117,490
Thrivent Low Volatility Equity	—	$10.44	$ —
Thrivent Mid Cap Index	1,327	$25.30	$ 33,570
Thrivent Mid Cap Stock	16,998	$27.49	$ 467,330
Thrivent Moderate Allocation	501,263	$17.75	$ 8,898,973
Thrivent Moderately Aggressive Allocation	294,876	$19.10	$ 5,631,105
Thrivent Moderately Conservative Allocation	292,561	$15.84	$ 4,634,765
Thrivent Money Market	184,912	$ 0.98	$ 181,318
Thrivent Multidimensional Income	—	$ 9.57	$ —
Thrivent Opportunity Income Plus	3,459	$13.80	$ 47,732
Thrivent Partner All Cap	8,466	$22.63	$ 191,592
Thrivent Partner Emerging Markets Equity	10,371	$11.51	$ 119,415
Thrivent Partner Growth Stock	6,187	$29.24	$ 180,882
Thrivent Partner Healthcare	5,433	$22.80	$ 123,851
Thrivent Partner Worldwide Allocation	36,327	$ 9.66	$ 350,969
Thrivent Real Estate Securities	4,889	$20.93	$ 102,344
Thrivent Small Cap Growth	207	$ 9.03	$ 1,865
Thrivent Small Cap Index	1,904	$26.25	$ 49,985
Thrivent Small Cap Stock	11,829	$21.31	$ 252,098
			$27,528,833

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 8+ Earnings Additions Death Benefit (Option C) – 1.25% Expense Ratio
Thrivent Aggressive Allocation	26,280	$20.92	$ 549,867
Thrivent Balanced Income Plus	577	$17.87	$ 10,315
Thrivent Diversified Income Plus	11,391	$18.47	$ 210,401
Thrivent Government Bond	4,996	$13.75	$ 68,691
Thrivent High Yield	3,617	$19.88	$ 71,905
Thrivent Income	7,148	$15.53	$ 111,035
Thrivent Large Cap Growth	4,350	$26.84	$ 116,737
Thrivent Large Cap Index	11,683	$23.29	$ 272,063
Thrivent Large Cap Stock	4,244	$17.74	$ 75,279
Thrivent Large Cap Value	6,115	$20.42	$ 124,887
Thrivent Limited Maturity Bond	545	$12.08	$ 6,585
Thrivent Low Volatility Equity	—	$10.47	$ —
Thrivent Mid Cap Index	2,984	$25.83	$ 77,063
Thrivent Mid Cap Stock	4,344	$28.06	$ 121,896
Thrivent Moderate Allocation	184,781	$18.12	$3,348,464
Thrivent Moderately Aggressive Allocation	151,296	$19.49	$2,949,146
Thrivent Moderately Conservative Allocation	40,701	$16.17	$ 658,156
Thrivent Money Market	6,307	$ 1.00	$ 6,316
Thrivent Multidimensional Income	—	$ 9.59	$ —
Thrivent Opportunity Income Plus	12,034	$14.08	$ 169,495
Thrivent Partner All Cap	544	$23.10	$ 12,557
Thrivent Partner Emerging Markets Equity	4,096	$11.70	$ 47,923
Thrivent Partner Growth Stock	1,635	$29.84	$ 48,796
Thrivent Partner Healthcare	6,867	$23.17	$ 159,085
Thrivent Partner Worldwide Allocation	12,391	$ 9.82	$ 121,651
Thrivent Real Estate Securities	9,928	$21.37	$ 212,149
Thrivent Small Cap Growth	490	$ 9.04	$ 4,424
Thrivent Small Cap Index	2,054	$26.80	$ 55,037
Thrivent Small Cap Stock	4,983	$21.75	$ 108,401
			$9,718,324

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 8+ Options A and B – 1.50% Expense Ratio
Thrivent Aggressive Allocation	444,668	$20.22	$ 8,991,076
Thrivent Balanced Income Plus	41,985	$17.27	$ 724,920
Thrivent Diversified Income Plus	108,937	$17.85	$ 1,944,537
Thrivent Government Bond	23,673	$13.29	$ 314,528
Thrivent High Yield	59,160	$19.21	$ 1,136,702
Thrivent Income	51,644	$15.01	$ 775,279
Thrivent Large Cap Growth	51,270	$25.93	$ 1,329,602
Thrivent Large Cap Index	48,956	$22.50	$ 1,101,725
Thrivent Large Cap Stock	52,162	$17.14	$ 894,026
Thrivent Large Cap Value	42,647	$19.73	$ 841,642
Thrivent Limited Maturity Bond	107,162	$11.67	$ 1,250,840
Thrivent Low Volatility Equity	—	$10.43	$ —
Thrivent Mid Cap Index	24,071	$24.96	$ 600,754
Thrivent Mid Cap Stock	53,855	$27.12	$ 1,460,510
Thrivent Moderate Allocation	1,994,946	$17.51	$34,935,179
Thrivent Moderately Aggressive Allocation	942,042	$18.84	$17,745,220
Thrivent Moderately Conservative Allocation	519,045	$15.63	$ 8,110,989
Thrivent Money Market	560,143	$ 0.97	$ 541,788
Thrivent Multidimensional Income	4,983	$ 9.55	$ 47,593
Thrivent Opportunity Income Plus	40,681	$13.61	$ 553,729
Thrivent Partner All Cap	15,716	$22.32	$ 350,836
Thrivent Partner Emerging Markets Equity	20,470	$11.39	$ 233,199
Thrivent Partner Growth Stock	39,944	$28.84	$ 1,151,963
Thrivent Partner Healthcare	29,894	$22.56	$ 674,274
Thrivent Partner Worldwide Allocation	84,727	$ 9.56	$ 809,896
Thrivent Real Estate Securities	23,118	$20.65	$ 477,379
Thrivent Small Cap Growth	291	$ 9.02	$ 2,623
Thrivent Small Cap Index	25,621	$25.90	$ 663,462
Thrivent Small Cap Stock	46,375	$21.02	$ 974,885
			$88,639,156

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 8+ Options A and C – 1.35% Expense Ratio
Thrivent Aggressive Allocation	51,381	$20.64	$ 1,060,463
Thrivent Balanced Income Plus	8,333	$17.62	$ 146,870
Thrivent Diversified Income Plus	58,814	$18.22	$ 1,071,610
Thrivent Government Bond	14,192	$13.56	$ 192,474
Thrivent High Yield	15,055	$19.61	$ 295,257
Thrivent Income	36,664	$15.32	$ 561,818
Thrivent Large Cap Growth	25,913	$26.47	$ 685,937
Thrivent Large Cap Index	24,624	$22.97	$ 565,640
Thrivent Large Cap Stock	15,475	$17.49	$ 270,728
Thrivent Large Cap Value	21,369	$20.14	$ 430,471
Thrivent Limited Maturity Bond	20,362	$11.91	$ 242,607
Thrivent Low Volatility Equity	—	$10.45	$ —
Thrivent Mid Cap Index	16,452	$25.48	$ 419,120
Thrivent Mid Cap Stock	22,569	$27.68	$ 624,756
Thrivent Moderate Allocation	537,029	$17.87	$ 9,599,354
Thrivent Moderately Aggressive Allocation	530,869	$19.23	$10,207,326
Thrivent Moderately Conservative Allocation	210,540	$15.95	$ 3,358,280
Thrivent Money Market	127,192	$ 0.99	$ 125,578
Thrivent Multidimensional Income	—	$ 9.58	$ —
Thrivent Opportunity Income Plus	11,563	$13.89	$ 160,658
Thrivent Partner All Cap	3,254	$22.79	$ 74,145
Thrivent Partner Emerging Markets Equity	6,589	$11.58	$ 76,278
Thrivent Partner Growth Stock	17,504	$29.44	$ 515,264
Thrivent Partner Healthcare	16,890	$22.92	$ 387,102
Thrivent Partner Worldwide Allocation	44,308	$ 9.71	$ 430,375
Thrivent Real Estate Securities	13,969	$21.08	$ 294,448
Thrivent Small Cap Growth	1,220	$ 9.03	$ 11,015
Thrivent Small Cap Index	12,829	$26.43	$ 339,104
Thrivent Small Cap Stock	12,280	$21.46	$ 263,495
			$32,410,173

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 8+ Options B and C – 1.55% Expense Ratio
Thrivent Aggressive Allocation	6,607	$20.08	$ 132,677
Thrivent Balanced Income Plus	908	$17.15	$ 15,573
Thrivent Diversified Income Plus	3,867	$17.73	$ 68,558
Thrivent Government Bond	2,512	$13.20	$ 33,146
Thrivent High Yield	327	$19.08	$ 6,244
Thrivent Income	4,722	$14.91	$ 70,403
Thrivent Large Cap Growth	12,942	$25.76	$ 333,347
Thrivent Large Cap Index	4,755	$22.35	$ 106,280
Thrivent Large Cap Stock	883	$17.02	$ 15,030
Thrivent Large Cap Value	948	$19.60	$ 18,582
Thrivent Limited Maturity Bond	547	$11.59	$ 6,343
Thrivent Low Volatility Equity	—	$10.42	$ —
Thrivent Mid Cap Index	2,309	$24.79	$ 57,245
Thrivent Mid Cap Stock	232	$26.93	$ 6,242
Thrivent Moderate Allocation	23,682	$17.39	$ 411,879
Thrivent Moderately Aggressive Allocation	59,742	$18.71	$1,117,684
Thrivent Moderately Conservative Allocation	8,334	$15.52	$ 129,348
Thrivent Money Market	18,886	$ 0.96	$ 18,143
Thrivent Multidimensional Income	—	$ 9.54	$ —
Thrivent Opportunity Income Plus	3	$13.52	$ 44
Thrivent Partner All Cap	—	$22.17	$ —
Thrivent Partner Emerging Markets Equity	410	$11.33	$ 4,643
Thrivent Partner Growth Stock	—	$28.64	$ —
Thrivent Partner Healthcare	—	$22.44	$ —
Thrivent Partner Worldwide Allocation	6,074	$ 9.51	$ 57,754
Thrivent Real Estate Securities	1,032	$20.51	$ 21,168
Thrivent Small Cap Growth	—	$ 9.02	$ —
Thrivent Small Cap Index	1,109	$25.72	$ 28,526
Thrivent Small Cap Stock	1,505	$20.88	$ 31,428
			$2,690,287

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 8+ Options A, B and C – 1.65% Expense Ratio
Thrivent Aggressive Allocation	589,929	$19.81	$ 11,685,873
Thrivent Balanced Income Plus	64,493	$16.92	$ 1,090,926
Thrivent Diversified Income Plus	153,655	$17.49	$ 2,687,028
Thrivent Government Bond	56,067	$13.02	$ 729,787
Thrivent High Yield	43,400	$18.82	$ 816,943
Thrivent Income	42,292	$14.71	$ 621,994
Thrivent Large Cap Growth	69,538	$25.41	$ 1,766,706
Thrivent Large Cap Index	92,557	$22.05	$ 2,040,650
Thrivent Large Cap Stock	64,084	$16.79	$ 1,076,051
Thrivent Large Cap Value	62,450	$19.33	$ 1,207,405
Thrivent Limited Maturity Bond	66,895	$11.44	$ 764,969
Thrivent Low Volatility Equity	—	$10.40	$ —
Thrivent Mid Cap Index	56,967	$24.45	$ 1,392,888
Thrivent Mid Cap Stock	100,535	$26.57	$ 2,671,036
Thrivent Moderate Allocation	1,946,316	$17.16	$ 33,391,159
Thrivent Moderately Aggressive Allocation	1,628,847	$18.45	$ 30,059,144
Thrivent Moderately Conservative Allocation	759,224	$15.31	$ 11,623,174
Thrivent Money Market	826,957	$ 0.95	$ 783,585
Thrivent Multidimensional Income	3,995	$ 9.53	$ 38,059
Thrivent Opportunity Income Plus	18,962	$13.33	$ 252,852
Thrivent Partner All Cap	31,412	$21.87	$ 686,974
Thrivent Partner Emerging Markets Equity	59,423	$11.21	$ 666,186
Thrivent Partner Growth Stock	31,994	$28.25	$ 903,936
Thrivent Partner Healthcare	30,249	$22.20	$ 671,431
Thrivent Partner Worldwide Allocation	146,823	$ 9.41	$ 1,381,159
Thrivent Real Estate Securities	36,747	$20.23	$ 743,398
Thrivent Small Cap Growth	4,578	$ 9.01	$ 41,254
Thrivent Small Cap Index	53,583	$25.37	$ 1,359,361
Thrivent Small Cap Stock	50,403	$20.59	$ 1,038,024
			$112,191,952
Years 8+ Basic Death Benefits and Return Protection – 1.50% Expense Ratio
Thrivent Moderately Conservative Allocation	394,382	$12.73	$ 5,022,017
			$ 5,022,017
Years 8+ Basic Death Benefits and Return Protection – 1.75% Expense Ratio
Thrivent Moderate Allocation	9,047,210	$17.09	$154,645,108
Thrivent Moderately Aggressive Allocation	7,434,954	$18.39	$136,703,178
Thrivent Moderately Conservative Allocation	13,647,002	$15.25	$208,158,943
			$499,507,229

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Years 8+ Maximum Anniversary Death Benefit and Return Protection – 1.70% Expense Ratio
Thrivent Moderately Conservative Allocation	341,184	$12.56	$ 4,284,375
			$ 4,284,375
Years 8+ Maximum Anniversary Death Benefit and Return Protection – 1.95% Expense Ratio
Thrivent Moderate Allocation	5,029,871	$16.63	$ 83,655,322
Thrivent Moderately Aggressive Allocation	3,602,590	$17.89	$ 64,450,936
Thrivent Moderately Conservative Allocation	7,057,743	$14.84	$ 104,746,446
			$ 252,852,704
Years 1-7 Guaranteed Lifetime Withdrawal Benefit – 2.00% Expense Ratio
Thrivent Moderately Conservative Allocation	137,132,678	$12.61	$1,729,072,061
			$1,729,072,061
Years 1-7 Guaranteed Lifetime Withdrawal Benefit – 2.50% Expense Ratio
Thrivent Moderate Allocation	152,083,488	$12.79	$1,944,826,938
			$1,944,826,938
Years 1-7 Guaranteed Lifetime Withdrawal Benefit – 2.50% Expense Ratio
Thrivent Moderately Aggressive Allocation	46,742,231	$12.70	$ 593,817,059
			$ 593,817,059
Years 8+ Guaranteed Lifetime Withdrawal Benefit – 1.75% Expense Ratio
Thrivent Moderately Conservative Allocation	20,952,381	$12.98	$ 271,882,215
			$ 271,882,215
Years 8+ Guaranteed Lifetime Withdrawal Benefit – 2.25% Expense Ratio
Thrivent Moderate Allocation	78,799,276	$13.16	$1,037,053,751
			$1,037,053,751
Years 8+ Guaranteed Lifetime Withdrawal Benefit – 2.25% Expense Ratio
Thrivent Moderately Aggressive Allocation	30,507,084	$13.07	$ 398,814,429
			$ 398,814,429

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
AdvisorFlex
American Funds IS® Global Growth	55,480	$10.01	$ 555,220
American Funds IS® Growth-Income	30,470	$10.87	$ 331,113
American Funds IS® International	87,025	$ 9.61	$ 835,891
BlackRock Total Return V.I	15,861	$ 9.95	$ 157,558
DFA VA International Small Portfolio	54,552	$ 8.88	$ 484,506
DFA VA US Targeted Value	91,290	$ 9.15	$ 835,736
Fidelity® VIP Emerging Markets	52,445	$ 9.61	$ 504,137
Fidelity® VIP International Capital Appreciation	42,182	$ 9.76	$ 411,523
Fidelity® VIP Value	40,004	$ 9.24	$ 369,675
Janus Henderson Enterprise	62,265	$11.00	$ 684,872
John Hancock Core Bond Trust	24,596	$ 9.98	$ 245,381
John Hancock International Equity Index Trust B	8,883	$ 9.45	$ 83,962
John Hancock Strategic Income Opportunities Trust	31,007	$ 9.62	$ 298,200
MFS® VIT II – MFS® Blended Research Core Equity	12,426	$10.18	$ 126,476
MFS® VIT II – MFS® Corporate Bond	29,027	$ 9.84	$ 285,732
MFS® VIT III – MFS® Global Real Estate	5,917	$10.21	$ 60,401
MFS® VIT II – MFS® International Value	30,035	$ 9.84	$ 295,403
MFS® VIT III – MFS® Mid Cap Value	16,976	$ 9.42	$ 159,956
MFS® VIT II – MFS® Technology	44,464	$11.62	$ 516,718
MFS® VIT – MFS® Value	23,708	$ 9.62	$ 228,147
PIMCO VIT Emerging Markets Bond	101,395	$ 9.78	$ 991,714
PIMCO VIT Global Bond (Unhedged)	16,138	$ 9.80	$ 158,106
PIMCO VIT Long-Term U.S. Government	16,025	$ 9.94	$ 159,311
PIMCO VIT Real Return	30,109	$ 9.91	$ 298,495
Principal Diversified International	17,042	$ 9.08	$ 154,772
Principal Government & High Quality Bond	33,107	$10.04	$ 332,548
Principal Small Cap	25,900	$ 9.70	$ 251,290
Templeton Global Bond VIP	76,770	$10.04	$ 770,914
Thrivent Balanced Income Plus	12,045	$ 9.96	$ 119,973
Thrivent Diversified Income Plus	54,221	$10.06	$ 545,286
Thrivent High Yield	60,849	$ 9.89	$ 601,490
Thrivent Income	37,208	$ 9.94	$ 369,801
Thrivent Large Cap Growth	37,393	$11.39	$ 425,875
Thrivent Large Cap Index	191,520	$10.55	$2,020,280
Thrivent Large Cap Stock	17,974	$ 9.96	$ 179,051
Thrivent Large Cap Value	22,539	$10.15	$ 228,672
Thrivent Limited Maturity Bond	29,616	$10.15	$ 300,614
Thrivent Low Volatility Equity	11,985	$10.44	$ 125,062
Thrivent Mid Cap Index	109,672	$ 9.66	$1,059,270
Thrivent Mid Cap Stock	34,081	$ 9.82	$ 334,553
Thrivent Money Market	60,798	$ 1.01	$ 61,538
Thrivent Multidimensional Income	14,390	$ 9.68	$ 139,280
Thrivent Opportunity Income Plus	7,877	$10.03	$ 78,976
Thrivent Partner All Cap	2,443	$ 9.75	$ 23,826

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Thrivent Partner Emerging Markets Equity	3,508	$ 9.21	$ 32,317
Thrivent Partner Growth Stock	30,299	$10.98	$ 332,605
Thrivent Partner Healthcare	6,229	$10.71	$ 66,729
Thrivent Partner Worldwide Allocation	13,062	$ 9.12	$ 119,176
Thrivent Real Estate Securities	2,359	$ 9.74	$ 22,971
Thrivent Small Cap Growth	722	$ 9.09	$ 6,565
Thrivent Small Cap Index	24,583	$ 9.99	$ 245,664
Thrivent Small Cap Stock	20,964	$ 9.99	$ 209,529
Vanguard® VIF Capital Growth	84,181	$11.03	$ 928,587
Vanguard® VIF International	73,494	$ 9.93	$ 729,791
Vanguard® VIF Short-Term Investment-Grade	56,379	$10.05	$ 566,464
Vanguard® VIF Small Company Growth	54,425	$10.18	$ 553,969
Vanguard® VIF Total Bond Market Index	308,191	$10.02	$ 3,088,756
Vanguard® VIF Total Stock Market Index	332,469	$10.44	$ 3,470,105
			$27,574,532

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Death Claims – 2002
Thrivent Aggressive Allocation	180	$20.28	$ 3,649
Thrivent Balanced Income Plus	1,775	$18.15	$ 32,218
Thrivent Diversified Income Plus	2,348	$18.57	$ 43,604
Thrivent Government Bond	1,879	$14.30	$ 26,870
Thrivent High Yield	770	$19.98	$ 15,373
Thrivent Income	1,036	$16.11	$ 16,679
Thrivent Large Cap Growth	2,950	$25.65	$ 75,672
Thrivent Large Cap Index	1,488	$23.34	$ 34,730
Thrivent Large Cap Stock	9,990	$17.61	$ 175,917
Thrivent Large Cap Value	3,167	$20.60	$ 65,240
Thrivent Limited Maturity Bond	2,458	$12.50	$ 30,726
Thrivent Low Volatility Equity	—	$10.52	$ —
Thrivent Mid Cap Index	593	$24.46	$ 14,514
Thrivent Mid Cap Stock	4,717	$25.78	$ 121,617
Thrivent Moderate Allocation	137,862	$18.04	$2,487,294
Thrivent Moderately Aggressive Allocation	1,267	$19.15	$ 24,268
Thrivent Moderately Conservative Allocation	5,462	$16.28	$ 88,939
Thrivent Money Market	7,083	$ 1.03	$ 7,314
Thrivent Multidimensional Income	—	$ 9.64	$ —
Thrivent Opportunity Income Plus	1,145	$14.64	$ 16,758
Thrivent Partner All Cap	391	$21.43	$ 8,366
Thrivent Partner Emerging Markets Equity	414	$12.08	$ 5,000
Thrivent Partner Growth Stock	398	$28.98	$ 11,534
Thrivent Partner Healthcare	—	$23.92	$ —
Thrivent Partner Worldwide Allocation	3,369	$10.14	$ 34,150
Thrivent Real Estate Securities	1,581	$20.47	$ 32,360
Thrivent Small Cap Growth	—	$ 9.05	$ —
Thrivent Small Cap Index	155	$25.01	$ 3,882
Thrivent Small Cap Stock	4,358	$20.54	$ 89,502
			$3,466,176

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Death Claims – 2005
Thrivent Aggressive Allocation	9,574	$20.28	$ 194,159
Thrivent Balanced Income Plus	661	$18.15	$ 12,003
Thrivent Diversified Income Plus	6,862	$18.57	$ 127,448
Thrivent Government Bond	207	$14.30	$ 2,964
Thrivent High Yield	1,910	$19.98	$ 38,164
Thrivent Income	11,229	$16.11	$ 180,860
Thrivent Large Cap Growth	2,336	$25.65	$ 59,918
Thrivent Large Cap Index	6,383	$23.34	$ 148,956
Thrivent Large Cap Stock	649	$17.61	$ 11,423
Thrivent Large Cap Value	3,629	$20.60	$ 74,745
Thrivent Limited Maturity Bond	1,475	$12.50	$ 18,436
Thrivent Low Volatility Equity	—	$10.52	$ —
Thrivent Mid Cap Index	1,558	$24.46	$ 38,111
Thrivent Mid Cap Stock	6,538	$25.78	$ 168,560
Thrivent Moderate Allocation	144,719	$18.04	$2,611,005
Thrivent Moderately Aggressive Allocation	87,145	$19.15	$1,669,136
Thrivent Moderately Conservative Allocation	221,892	$16.28	$3,612,955
Thrivent Money Market	3,981	$ 1.03	$ 4,111
Thrivent Multidimensional Income	—	$ 9.64	$ —
Thrivent Opportunity Income Plus	2,006	$14.64	$ 29,360
Thrivent Partner All Cap	237	$21.43	$ 5,084
Thrivent Partner Emerging Markets Equity	6,775	$12.08	$ 81,851
Thrivent Partner Growth Stock	2,334	$28.98	$ 67,649
Thrivent Partner Healthcare	2,441	$23.92	$ 58,390
Thrivent Partner Worldwide Allocation	1,321	$10.14	$ 13,390
Thrivent Real Estate Securities	770	$20.47	$ 15,753
Thrivent Small Cap Growth	—	$ 9.05	$ —
Thrivent Small Cap Index	2,013	$25.01	$ 50,334
Thrivent Small Cap Stock	2,525	$20.54	$ 51,850
			$9,346,615

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Death Claims – AdvisorFlex
American Funds IS® Global Growth	—	$10.01	$—
American Funds IS® Growth-Income	—	$10.87	$—
American Funds IS® International	—	$ 9.61	$—
BlackRock Total Return V.I	—	$ 9.95	$—
DFA VA International Small Portfolio	—	$ 8.88	$—
DFA VA US Targeted Value	—	$ 9.15	$—
Fidelity® VIP Emerging Markets	—	$ 9.61	$—
Fidelity® VIP International Capital Appreciation	—	$ 9.76	$—
Fidelity® VIP Value	—	$ 9.24	$—
Janus Henderson Enterprise	—	$11.00	$—
John Hancock Core Bond Trust	—	$ 9.98	$—
John Hancock International Equity Index Trust B	—	$ 9.45	$—
John Hancock Strategic Income Opportunities Trust	—	$ 9.62	$—
MFS® VIT II – MFS® Blended Research Core Equity	—	$10.18	$—
MFS® VIT II – MFS® Corporate Bond	—	$ 9.84	$—
MFS® VIT III – MFS® Global Real Estate	—	$10.21	$—
MFS® VIT II – MFS® International Value	—	$ 9.84	$—
MFS® VIT III – MFS® Mid Cap Value	—	$ 9.42	$—
MFS® VIT II – MFS® Technology	—	$11.62	$—
MFS® VIT – MFS® Value	—	$ 9.62	$—
PIMCO VIT Emerging Markets Bond	—	$ 9.78	$ 4
PIMCO VIT Global Bond (Unhedged)	—	$ 9.80	$—
PIMCO VIT Long-Term U.S. Government	—	$ 9.94	$—
PIMCO VIT Real Return	—	$ 9.91	$—
Principal Diversified International	—	$ 9.08	$—
Principal Government & High Quality Bond	—	$10.04	$—
Principal Small Cap	—	$ 9.70	$—
Templeton Global Bond VIP	—	$10.04	$—
Thrivent Balanced Income Plus	—	$ 9.96	$—
Thrivent Diversified Income Plus	—	$10.06	$—
Thrivent High Yield	—	$ 9.89	$—
Thrivent Income	—	$ 9.94	$—
Thrivent Large Cap Growth	—	$11.39	$—
Thrivent Large Cap Index	—	$10.55	$—
Thrivent Large Cap Stock	—	$ 9.96	$—
Thrivent Large Cap Value	—	$10.15	$—
Thrivent Limited Maturity Bond	—	$10.15	$—
Thrivent Low Volatility Equity	—	$10.44	$—
Thrivent Mid Cap Index	—	$ 9.66	$—
Thrivent Mid Cap Stock	—	$ 9.82	$—
Thrivent Money Market	—	$ 1.01	$—
Thrivent Multidimensional Income	—	$ 9.68	$—
Thrivent Opportunity Income Plus	—	$10.03	$—
Thrivent Partner All Cap	—	$ 9.75	$—

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2018	Units	Unit Value	Assets in Accumulation Period
Thrivent Partner Emerging Markets Equity	—	$ 9.21	$—
Thrivent Partner Growth Stock	—	$10.98	$—
Thrivent Partner Healthcare	—	$10.71	$—
Thrivent Partner Worldwide Allocation	—	$ 9.12	$—
Thrivent Real Estate Securities	—	$ 9.74	$—
Thrivent Small Cap Growth	—	$ 9.09	$—
Thrivent Small Cap Index	—	$ 9.99	$—
Thrivent Small Cap Stock	—	$ 9.99	$—
Vanguard® VIF Capital Growth	—	$11.03	$—
Vanguard® VIF International	—	$ 9.93	$—
Vanguard® VIF Short-Term Investment-Grade	—	$10.05	$—
Vanguard® VIF Small Company Growth	—	$10.18	$—
Vanguard® VIF Total Bond Market Index	—	$10.02	$—
Vanguard® VIF Total Stock Market Index	—	$10.44	$—
			$ 4

PART C.    OTHER INFORMATION
Item 24.     Financial Statements and Exhibits
(a)	Financial Statements
	PART A:	None
(b)	PART B:	Financial Statements of Depositor. (*) Financial Statements of Thrivent Variable Annuity Account I (*)

Exhibit (b)	Description	Filed Herewith / Incorporated by reference from
1	Resolution of the Board of Directors of Thrivent Financial for Lutherans authorizing the establishment of Thrivent Variable Annuity Account I (“Registrant”)	Initial registration statement of Thrivent Variable Annuity Account I, Registration Statement No. 333-89488, filed on May 31, 2002
2	Not Applicable
3(a)	Form of Distribution Agreement with Registered Representatives	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
(b)	Principal Underwriting Agreement By and Between Depositor and Thrivent Investment Management Inc.	Post-Effective Amendment No. 5 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 20, 2006
4(a)	Contract	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
(b)	Maximum Anniversary Death Benefit Rider	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
(c)	Amendatory Agreement (Unisex Tables)	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
(d)	Amendatory Agreement (Sex Distinct Tables)	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
(e)	Individual Retirement Annuity Endorsement	Post-Effective Amendment No. 13 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 19, 2010
(f)	Roth Individual Retirement Annuity Endorsement	Post-Effective Amendment No. 13 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 19, 2010
(g)	SIMPLE Individual Retirement Annuity Endorsement	Post-Effective Amendment No. 13 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 19, 2010
5(a)	Contract Application Form	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity Registration Statement 333-216125, filed on February 17, 2017

Exhibit (b)	Description	Filed Herewith / Incorporated by reference from
(b)	New Account Suitability Form	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
6	Articles of Incorporation and Bylaws of Depositor	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
7	Not Applicable
8(a)	Participation Agreement between the Depositor and the Fund as of December 15, 2003	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Life Account I, Registration Statement No. 333-103454, filed on April 19, 2004
8(b)	Form of American Funds Fund Participation and Service Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(c)	Form of American Funds Business Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(d)	Form of American Funds Rule 22c-2 Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(e)	Form of Blackrock Fund Participation Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(f)	Form of DFA Participation Agreement and Rule 22c-2 Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(g)	Form of Fidelity Participation Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(h)	Form of Fidelity Service Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(i)	Form of Franklin Templeton Participation Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(j)	Form of Franklin Templeton Participation Agreement Addendum	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(k)	Form of Franklin Templeton Administrative Services Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(l)	Form of Franklin Templeton Shareholder Information Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(m)	Form of Janus Participation Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(n)	Form of Janus Rule 22c-2 Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017

Exhibit (b)	Description	Filed Herewith / Incorporated by reference from
8(o)	Form of John Hancock Participation Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(p)	Form of John Hancock Administrative Services Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(q)	Form of MFS Participation Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(r)	Form of MFS Rule 22c-2 Shareholder Information Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(s)	Form of PIMCO Participation Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(t)	Form of PIMCO Services Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(u)	Form of Principal Participation Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
8(v)	Form of Vanguard Participation Agreement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement 333-216125, filed on June 29, 2017
9	Opinion of Counsel as to the legality of the securities being registered (including written consent)	Filed Herewith
10	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP	Filed Herewith
11	Not Applicable
12	Not Applicable
13	Directors’ Powers of Attorney	Post-Effective Amendment No. 20 to the registration statement of the Registrant. Registration Statement No. 333-89488 filed on April 29, 2016
(*)	Filed herewith
Item 25.    Directors and Officers of the Depositor
The directors, executive officers and, to the extent responsible for variable annuity operations, other officers of Depositor, are listed below, unless otherwise indicated, their principal address is 625 Fourth Avenue South, Minneapolis, MN 55415.
Name and Principal Business Address	Positions and Offices with Depositor
N. Cornell Boggs, III 412 W. Loomis Street Ludington, MI 49431	Director
Kenneth A. Carow Kelley School of Business BS 3024F 801 W. Michigan Street Indianapolis, Indiana 46142	Director

Name and Principal Business Address	Positions and Offices with Depositor
Bradford N. Creswell NCA Management, LLC 1200 Westlake Avenue N Suite 600 Seattle, WA 98109	Director
Lynn Crump-Caine 23 Ball Mill Place Sandy Springs, Georgia 30350	Director
Eric J. Draut 524 S. Banbury Road Arlington Heights, Illinois 60005	Director
Kirk D. Farney Wheaton College 501 College Avenue Wheaton, Illinois 60187	Director
Rev. Mark A. Jeske St. Marcus Lutheran Church 2215 North Palmer Street Milwaukee, Wisconsin 55312-3299	Director
Frederick G. Kraegel Parham Partners LLC 1225 Hyde Lane Henrico, Virginia 23229-6064	Director
Kathryn V. Marinello 107 Hispaniola Lane Bonita Springs, Florida 34134	Director
Nichole B. Pechet 2596 Chestnut Street San Francisco, CA 94123	Director
Bonnie E. Raquet 412 Rivers Edge Williamsburg, Virginia 23185-8945	Chair of the Board of Directors
Alice M. Richter 2774 Wilds Lane NW Prior Lake, Minnesota 55372	Director
Teresa J. Rasmussen	President, Chief Executive Officer, and Director
Randall L. Boushek	SVP and Chief Financial Officer and Treasurer
David S. Royal	SVP and Chief Investment Officer
Paul R. Johnston	SVP and General Counsel & Secretary
James M. Odland	Vice President and Chief Compliance Officer
Item 26.    Persons Controlled by or Under Common Control with Depositor or Registrant
Registrant is a separate account of Depositor. The Depositor is a fraternal benefit society organized under the laws of the State of Wisconsin and is owned by and operated for its members. It has no stockholders and is not subject to the control of any affiliated persons.
The following list shows the relationship of each wholly owned direct and indirect subsidiary to Thrivent Financial, except as indicated below. Financial statements of Thrivent Financial will be presented on a consolidated basis.
Thrivent Financial Entities	Primary Business	State of Incorporation
Thrivent Financial	Fraternal benefit society offering financial services and products	Wisconsin
Thrivent Financial Holdings, Inc.	Holding company with no independent operations	Delaware

Thrivent Financial Entities	Primary Business	State of Incorporation
Thrivent Trust Company	Federally chartered limited purpose trust bank	Federal Charter
Thrivent Investment Management Inc.	Broker-dealer and investment adviser	Delaware
North Meadows Investment Ltd.	Organized for the purpose of holding and investing in real estate	Wisconsin
Thrivent Financial Investor Services Inc.	Transfer agent	Pennsylvania
Thrivent Insurance Agency Inc.	Licensed life and health agency	Minnesota
Newman Financial Services, LLC	Limited Liability Company	Minnesota
NewLife Insurance Agency, LLC[5]	Limited Liability Company	Minnesota
cuLearn, LLC[6]	Limited Liability Company	Delaware
PREPARE/ENRICH, LLC	Limited Liability Company	Delaware
Thrivent Advisor Network, LLC	Limited Liability Company	Delaware
Thrivent Asset Management, LLC[1]	Investment adviser	Delaware
Thrivent Distributors, LLC	Limited Liability Company	Delaware
White Rose GP I, LLC[2]	General partner	Delaware
White Rose Fund I Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund I Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP II, LLC[2]	General partner	Delaware
Thrivent White Rose Fund II Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund II Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP III, LLC[2]	General partner	Delaware
Thrivent White Rose Fund III Mezzanine Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund III Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund III Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP IV, LLC[2]	General partner	Delaware
Thrivent White Rose Fund IV Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund IV Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP V, LLC[2]	General partner	Delaware
Thrivent White Rose Fund V Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund V Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VI, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VI Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund VI Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VII, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VII Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund VII Equity Direct Corporation[3]	Private equity fund	Delaware
Thrivent White Rose Fund VII Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VIII, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VIII Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund VIII Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP IX, LLC[2]	General partner	Delaware
Thrivent White Rose Fund IX Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund IX Equity Direct Corporation[3]	Private equity fund	Delaware
Thrivent White Rose Fund IX Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP X, LLC[2]	General partner	Delaware
Thrivent White Rose Fund X, Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose X Equity Direct Corporation I3	Private equity fund	Delaware
White Rose X Equity Direct Corporation II3	Private equity fund	Delaware
Thrivent White Rose Fund X, Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP XI, LLC[2]	General partner	Delaware
Thrivent White Rose Fund XI Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose XI Equity Direct Corporation I3	Private equity fund	Delaware

Thrivent Financial Entities	Primary Business	State of Incorporation
White Rose XI Equity Direct Corporation II3	Private equity fund	Delaware
White Rose XI Equity Direct Corporation III[3]	Private equity fund	Delaware
White Rose XI Equity Direct Corporation IV3	Private equity fund	Delaware
Thrivent White Rose Fund XI Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Real Estate GP I, LLC[2]	General Partner	Delaware
Thrivent White Rose Fund GP XII, LLC[2]	General partner	Delaware
Thrivent White Rose Fund XII Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose XII Equity Direct Corporation I3	Private equity fund	Delaware
White Rose XII Equity Direct Corporation II3	Private equity fund	Delaware
White Rose XII Equity Direct Corporation III[3]	Private equity fund	Delaware
White Rose XII Equity Direct Corporation IV3	Private equity fund	Delaware
Thrivent White Rose Real Estate Fund I Fund of Funds, L.P.[3]	Private equity fund	Delaware
Gold Ring Holdings, LLC	Investment subsidiary	Delaware
Thrivent White Rose Opportunity Fund, GP, LLC[2]	General Partner	Delaware
Thrivent White Rose Opportunity Fund, GP, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Real Estate, GP II, LLC[2]	General Partner	Delaware
Thrivent White Rose Real Estate Fund II, Fund of Funds, L.P.[3]	Private equity fund	Delaware
Twin Bridge Capital Partner, LLC[4]	Managing Member	Delaware
Thrivent Education Funding, LLC	Limited Liability Company	Delaware

[1]	Thrivent Asset Management, LLC (“TAM”) is a subsidiary of Thrivent Financial Holdings, Inc., (“TFH”) which is a wholly owned subsidiary of Thrivent Financial. TFH owns 100% of TAM’s membership interests.
[2]	Thrivent Financial owns a majority interest in the limited liability company and is also its managing member.
[3]	The Fund is organized for the purpose of holding investments in Thrivent Financial’s general account.
[4]	Thrivent Financial owns 49% of the managing member’s membership interests. Twin Bridge Capital Partners, LLC is the managing member of a general partner of limited partnerships.
[5]	Newman Financial Services, LLC owns a 50% membership interest in NewLife Insurance Agency, LLC.
6
Thrivent Financial Holdings Inc. owns 90% membership interest in cuLearn, LLC.
The subsidiaries of Thrivent Financial are shown above. In addition, Thrivent Series Fund, Inc. is an investment company registered under the Investment Company Act of 1940, offering its shares to the separate accounts identified below; and the shares of the Fund held in connection with certain of the accounts are voted by Thrivent Financial and Thrivent Life Insurance Company in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity or variable life insurance contracts issued in connection with the separate accounts, or in the same proportions as the shares which are so voted.
1.	Thrivent Variable Life Account I
2.	Thrivent Variable Insurance Account A
3.	Thrivent Variable Insurance Account B
4.	Thrivent Variable Insurance Account C
5.	Thrivent Variable Annuity Account I
6.	Thrivent Variable Annuity Account II
7.	Thrivent Variable Annuity Account A
8.	Thrivent Variable Annuity Account B
9.	Thrivent Variable Annuity Account C
Item 27.    Number of Contract Owners
Number of Contracts as of: June 30, 2019:
	Non-Qualified	Qualified	Totals
Current Contracts	72	46	118

Item 28.    Indemnification
Section 33 of Depositor’s Bylaws; Article VIII the Fund’s Articles of Incorporation; Section 4.01 of the Fund’s First Amended and Restated Bylaws; and Section Eight of Thrivent Investment Management Inc.’s Articles of Incorporation, contain provisions requiring the indemnification by Depositor, the Funds, and Thrivent Investment Management Inc. of their respective directors, officers and certain other individuals for any liability arising based on their duties as directors, officers or agents of the Depositor, Fund or Thrivent Investment Management Inc., unless, in the case of the Fund, such liability arises due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such office.
Section 8 of the Participation Agreement between Depositor, the Accounts and the Fund contains a provision in which the Fund and Depositor mutually agree to indemnify and hold the other party (including its Officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney’s fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party’s gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.
In addition, Section XII of the Investment Advisory Agreement between the Fund and Depositor contain provisions in which the Fund and Depositor mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney’s fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party’s gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor, the Fund, or Thrivent Investment Management Inc. of expenses incurred or paid by a director or officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Registrant in connection with the securities being registered, Depositor, the Fund, or Thrivent Investment Management Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 29.    Principal Underwriter
(a) Other activity.    Thrivent Investment Management Inc. is the principal underwriter of the Contracts.
(b) Management.    The directors and principal officers of Thrivent Investment Management Inc. are set out below. Unless otherwise indicated, the principal business address of each person named below is 625 Fourth Avenue South, Minneapolis, MN 55415.
Name and Principal Business Address	Position and Offices with Underwriter
Thomas L. Young	Director and President
Karen L. Larson	Director and Chair, Vice President, Distribution Operations
Randall L. Boushek	Director
James A. Thomsen	Director
Thomas J. Birr 4321 North Ballard Road Appleton WI 54919	Vice President
Christopher J. Osborne	Vice President, Supervision
David J. Kloster	Vice President
Timothy S. Meehan	Secretary and Chief Legal Officer
Andrea C. Golis	Chief Compliance Officer
Kurt S. Tureson	Director Affiliate Finance, CFO and Treasurer

Name and Principal Business Address	Position and Offices with Underwriter
Susan Plamann 4321 North Ballard Road Appleton, WI 54919	Vice President, Product Manufacturing
Cindy Nigbur	Assistant Secretary
Britt Lindley	Chief Information Security Officer
Katie Koelling	Privacy and Anti-Money Laundering Officer
(c) Compensation from Registrant.    Not Applicable.
Item 30.    Location of Accounts and Records
The accounts and records of Registrant are located at the offices of Depositor at 625 Fourth Avenue South, Minneapolis, Minnesota 55415 and 4321 North Ballard Road, Appleton, Wisconsin 54919.
Item 31.    Management Services
Not Applicable.
Item 32.    Undertakings
Registrant will file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in this Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted.
Registrant will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.
Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.
Registrant understands that the restrictions imposed by Section 403(b)(11) of the Internal Revenue Code conflict with certain sections of the Investment Company Act of 1940 that are applicable to the Contracts. In this regard, Registrant is relying on a no-action letter issued on November 28, 1988 by the Office of Insurance Product and Legal Compliance of the SEC, and the requirements for such reliance have been complied with by Registrant.
Depositor hereby represents that, as to the individual flexible premium variable annuity contracts that are the subject of this registration statement, File Number 333-229611, that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Thrivent Financial.

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, in the City of Minneapolis and the State of Minnesota on this 21st day of August 2019.
Thrivent Variable Annuity Account I (Registrant)
By:	Thrivent Financial for Lutherans (Depositor)
By:	/s/ Teresa J. Rasmussen
Teresa J. Rasmussen President, Chief Executive Officer and Director (Principal Executive Officer)
Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment to the Registration Statement has been signed below by the following persons in the capacities indicated below.
/s/ Teresa J. Rasmussen	President, Chief Executive Officer and Director (Principal Executive Officer)	August 21, 2019
Teresa J. Rasmussen		Date

/s/ Randall L. Boushek	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	August 21, 2019
Randall L. Boushek		Date
A majority of the Board of Directors:*
N. Cornell Boggs, III	Kenneth A. Carow	Lynn Crump-Caine
Eric J. Draut	Kirk D. Farney	Mark A. Jeske
Frederick G. Kraegel	F. Mark Kuhlmann	Kathryn V. Marinello
Bradford N. Creswell	Bonnie E. Raquet	Alice M. Richter
Teresa J. Rasmussen	Nichole B. Pechet
*	James M. Odland, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors and officers of Thrivent Financial for Lutherans pursuant to powers of attorney duly executed by such persons.

/s/ James M. Odland	August 21, 2019
James M. Odland Attorney-in-Fact

INDEX TO EXHIBITS
THRIVENT VARIABLE ANNUITY ACCOUNT I
The exhibits below represent only those exhibits which are newly filed with this Registration Statement. See Item 24 of Part C for exhibits not listed below.
EXHIBIT NO.
EX 99.24(b)9	Consent of Counsel
EX 99.24(b)10	Consent of Independent Registered Public Accounting firm, PricewaterhouseCoopers, LLP